Exhibit 99.1

                    , 2018

Dear La Quinta Holdings Inc. Stockholder:

I am pleased to inform you that the board of directors (“Board”) of La Quinta Holdings Inc. (“La Quinta Parent” and, together with its consolidated subsidiaries, “La Quinta”) approved the distribution of common stock of CorePoint Lodging Inc. (“CorePoint Parent” and, together with its consolidated subsidiaries, “CorePoint Lodging”), which will hold a portfolio of La Quinta’s hotels, to La Quinta Parent stockholders as part of a taxable spin-off. Upon completion of the spin-off, La Quinta Parent stockholders will own 100% of the outstanding shares of common stock of CorePoint Parent.

The spin-off of CorePoint Lodging will be made as part of a plan approved by our Board to spin off La Quinta’s real estate business into a stand-alone, publicly traded company prior to the proposed merger (the “merger”) of La Quinta Parent with a wholly owned subsidiary (“Merger Sub”) of Wyndham Worldwide Corporation (“Wyndham Worldwide”) pursuant to an Agreement and Plan of Merger, dated as of January 17, 2018 (the “Merger Agreement”). In connection with the merger, stockholders of La Quinta Parent will be entitled to receive $8.40 in cash per share (or $16.80 in cash per share after giving effect to a reverse stock split to be effected prior to completion of the spin-off), without interest, for every share of La Quinta Parent common stock they own. Completion of the distribution of CorePoint Parent’s common stock is one of a number of conditions to completion of the merger, and the distribution is contingent upon a number of other conditions having been satisfied or waived. Upon completion of the spin-off, and subject to the terms of the Merger Agreement, Merger Sub will merge with and into La Quinta Parent, with La Quinta Parent continuing as the surviving company in the merger as a wholly owned indirect subsidiary of Wyndham Worldwide.

CorePoint Parent intends to elect to qualify as a real estate investment trust (“REIT”) for United States federal income tax purposes immediately after the spin-off. Once this election is made, we believe that CorePoint Parent will be the only publicly traded U.S. lodging REIT strategically focused on serving the midscale and upper-midscale select-service lodging segments. CorePoint Lodging will have a geographically diverse portfolio of hotels with significant underlying real estate value.

We believe that this separation of La Quinta’s real estate business from its franchising and management business is in the best interests of La Quinta Parent and its stockholders, as it will result in a pure-play real estate investment portfolio, enabling CorePoint Parent’s management team to take advantage of both organic and inorganic growth opportunities, and align its business structure and capital allocation strategies with a dedicated investor base.

The spin-off will be completed by way of a pro rata distribution of CorePoint Parent common stock to our stockholders of record as of 5:00 p.m., Eastern time, on                 , 2018, the spin-off record date (the “record date”). Each La Quinta Parent stockholder will receive              shares of CorePoint Parent common stock for every              shares of La Quinta Parent common stock held by such stockholder as of 5:00 p.m., Eastern time, on the record date. The distribution of these shares will be made in book-entry form, which means that no physical stock certificates will be issued. The transaction is subject to certain customary conditions. Stockholder approval of the distribution is not required, and you are not required to take any action to receive your shares of CorePoint Parent common stock. Immediately following the spin-off, you will own common stock of La Quinta Parent (which will be exchanged for cash in the merger) and CorePoint Parent. CorePoint Parent intends to have its common stock listed on the New York Stock Exchange under the symbol “CPLG.” La Quinta Parent’s common stock will cease to be traded on the New York Stock Exchange following the merger with Wyndham Worldwide. We expect the distribution of CorePoint Parent common stock to be taxable to the stockholders of La Quinta Parent as dividend income, although a portion of the distribution may constitute a return of capital or taxable gain.

We have prepared the enclosed information statement, which describes the spin-off in detail and contains important information about CorePoint Lodging, including pro forma financial statements. We are mailing to all La Quinta Parent stockholders a notice with instructions informing holders how to access the information statement online. We urge you to read the information statement carefully. In addition, stockholders seeking information concerning the merger are encouraged to read La Quinta Parent’s separate proxy statement and other recent reports filed with the Securities and Exchange Commission by La Quinta Parent.

Thank you for your continued support of La Quinta, and we look forward to your support of CorePoint Lodging in the future.

Sincerely,

Keith A. Cline

President and Chief Executive Officer

La Quinta Holdings Inc.

                    , 2018

Dear CorePoint Lodging Inc. Stockholder:

It is our pleasure to welcome you as a stockholder of our company, CorePoint Lodging Inc. (“CorePoint Parent” and, together with its consolidated subsidiaries, “CorePoint Lodging”). Following the distribution of all of the outstanding shares of CorePoint Parent common stock by La Quinta Holdings Inc. (“La Quinta Parent”) and our election to qualify as a real estate investment trust (“REIT”) for United States (“U.S.”) federal income tax purposes immediately following the spin-off, we expect CorePoint Parent will be the only publicly traded U.S. lodging REIT strategically focused on serving the midscale and upper-midscale select-service lodging segments with a geographically diverse portfolio of hotels with significant underlying real estate value.

Our objective is to generate premium long-term returns for our stockholders. As an independent company, our management team will focus on diligent asset management and strategic capital allocation to enhance performance, growth and value creation over time. As a pure-play select-service portfolio with direct access to capital and independent financial resources, we believe compelling return on investment initiatives exist within our portfolio representing an attractive growth opportunity. In addition, we believe that we will be able to successfully execute on our strategy of opportunistically acquiring and disposing of properties to further enhance the value and diversification of our portfolio throughout the lodging cycle, including potentially taking advantage of the economies of scale that could come from consolidation in the midscale and upper-midscale select-service lodging segments.

We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes immediately following the spin-off. We believe our election of REIT status combined with the strong income generation of our assets will enhance our ability to pay an attractive dividend, offering a compelling value proposition for investors seeking current income, as well as long-term growth.

We expect to have CorePoint Parent common stock listed on the New York Stock Exchange under the symbol “CPLG” in connection with the distribution of CorePoint Parent common stock by La Quinta Parent.

We invite you to learn more about CorePoint Lodging by reviewing the enclosed information statement. We look forward to our future as an independent, publicly traded company and to your support as a holder of CorePoint Parent common stock.

Sincerely,

Keith A. Cline

President and Chief Executive Officer

CorePoint Lodging Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED APRIL 25, 2018

INFORMATION STATEMENT

CorePoint Lodging Inc.

Common Stock

(par value $0.01 per share)

This information statement is being sent to you in connection with the distribution by La Quinta Holdings Inc. (“LQH Parent” and, together with its consolidated subsidiaries, “LQH”) to its stockholders of the shares of common stock of CorePoint Lodging Inc. (“CorePoint Parent” and, together with its consolidated subsidiaries, “CorePoint Lodging”), a wholly owned subsidiary of LQH Parent that holds a portfolio of LQH’s hotels, following which CorePoint Parent will be an independent, self-administered, publicly traded company. As part of the separation, LQH will undergo an internal reorganization, after which it will complete the separation by distributing all of the outstanding shares of CorePoint Parent common stock on a pro rata basis to the holders of LQH Parent common stock in a taxable transaction. See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.” We refer to this pro rata distribution as the “distribution” and we refer to the separation, including the internal reorganization and distribution, as the “spin-off.”

The spin-off is being conducted in connection with the proposed merger of LQH Parent with a wholly owned subsidiary (“Merger Sub”) of Wyndham Worldwide Corporation (“Wyndham Worldwide” and, together with its subsidiaries, “Wyndham”) that was previously announced on January 18, 2018 (the “merger”). The distribution is expected to occur immediately prior to the effective time of the merger. Completion of the distribution of CorePoint Parent’s common stock is one of a number of conditions to completion of the merger, and the distribution is contingent upon a number of conditions described herein (see “The Spin-Off—Conditions to the Spin-Off”) having been satisfied or waived. Upon completion of the distribution, and subject to the terms of the Merger Agreement, Merger Sub will merge with and into LQH Parent, with LQH Parent continuing as the surviving company in the merger as a wholly owned indirect subsidiary of Wyndham Worldwide.

Each LQH Parent stockholder will receive              shares of CorePoint Parent common stock for every              shares of LQH Parent common stock held by such stockholder as of 5:00 p.m., Eastern time, on                 , 2018, the spin-off record date (the “record date”). The distribution of shares will be made in book-entry form only. LQH Parent will not distribute any fractional shares of CorePoint Parent common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds from such sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the spin-off. The distribution will be effective as of                 , Eastern time, on                 , 2018. Immediately after the distribution becomes effective, we will be an independent, self-administered, publicly traded company.

No vote or other action of LQH Parent stockholders is required in connection with the spin-off. We are not asking you for a proxy in connection with the spin-off and you should not send us such a proxy. LQH Parent stockholders will not be required to pay any consideration for the shares of CorePoint Parent common stock they receive in the spin-off, and except for LQH Parent common stock treated for United States (“U.S.”) federal income tax purposes as redeemed in connection with the reverse stock split, they will not be required to surrender or exchange shares of their LQH Parent common stock. You will receive separate instructions for exchanging your LQH Parent shares for cash in connection with the merger.

All of the outstanding shares of CorePoint Parent common stock are currently owned, directly or indirectly, by LQH Parent. Accordingly, there is no current trading market for CorePoint Parent common stock. We expect, however, that a limited trading market for CorePoint Parent common stock, commonly known as a “when-issued” trading market, will develop at least two trading days prior to the record date for the distribution, and we expect “regular-way” trading of CorePoint Parent common stock will begin the first trading day after the distribution date. We intend to list CorePoint Parent common stock on the New York Stock Exchange under the ticker symbol “CPLG.”

We intend to elect and qualify to be subject to tax as a real estate investment trust (“REIT”) for U.S. federal income tax purposes immediately following the spin-off. Shares of our common stock will be subject to limitations on ownership and transfer that are primarily intended to assist us in qualifying as a REIT. Our charter will contain certain restrictions relating to the ownership and transfer of our common stock, including, subject to certain exceptions, a 9.8% limit, in value or by number of shares, whichever is more restrictive, on the ownership of outstanding shares of our common stock and a 9.8% limit, in value, on the ownership of shares of our outstanding stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See “Summary—Implications of Being an Emerging Growth Company.”

In reviewing this information statement, you should carefully consider the matters described in “Risk Factors” beginning on page 31 of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this information statement is                 , 2018.

A Notice of Internet Availability of Information Statement Materials containing instructions describing how to access this Information Statement was first mailed to LQH Parent stockholders on or about                 , 2018.

Unless otherwise indicated or the context otherwise requires, references herein to:

•	“CorePoint Lodging,” “we,” “our,” “us” and the “Company” refer to CorePoint Lodging Inc. and its consolidated subsidiaries, and references to “CorePoint Parent” refer only to CorePoint Lodging Inc., exclusive of its subsidiaries, in each case, after giving effect to the spin-off, including the internal reorganization and distribution;

•	“LQH” refers to La Quinta Holdings Inc. and its consolidated subsidiaries and references to “LQH Parent” refer only to La Quinta Holdings Inc., exclusive of its subsidiaries, in each case before giving effect to the spin-off or the merger; and

•	“La Quinta” refers to La Quinta Holdings Inc. and its consolidated subsidiaries, and references to “La Quinta Parent” refer only to La Quinta Holdings Inc., exclusive of its subsidiaries, in each case after giving effect to the spin-off, including the internal reorganization and distribution.

i

FINANCIAL STATEMENT PRESENTATION

This information statement includes certain historical consolidated financial and other data for LQH. When we refer to “our business” in this information statement, we are referring to the business of CorePoint Lodging Inc. and its subsidiaries following the spin-off. Following the spin-off, we will be an independent publicly traded company and financial reporting entity and La Quinta Parent will not retain any ownership interest in us. Notwithstanding the legal form of the spin-off described elsewhere in this information statement, for accounting and financial reporting purposes, La Quinta will be presented as being spun-off from CorePoint Parent (the reverse of its legal form—a “reverse spin”). This presentation is in accordance with generally accepted accounting principles in the U.S. (“GAAP”), specifically Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 505-60, “Spinoff and Reverse Spinoffs”, and is primarily a result of the relative significance of CorePoint Lodging’s business to LQH’s business, as measured in terms of revenues, profits, and assets. Further, LQH has been determined to best represent the predecessor entity to CorePoint Parent. As such, the historical audited consolidated financial statements included in this information statement are LQH’s historical financial statements. LQH’s historical results are not representative of the results that we would have achieved as a separate, publicly traded company nor indicative of the results expected for any future period.

Other than balance sheets as of February 28, 2018 and May 8, 2017, financial statements of CorePoint Lodging Inc. have not been included in this information statement as it is a newly incorporated entity and has no material business transactions or activities to date. In connection with the internal reorganization, CorePoint Lodging Inc. will become the parent of the entities which conduct the Separated Real Estate Business (as defined herein).

This information statement includes an unaudited pro forma consolidated balance sheet for LQH, as well as unaudited pro forma consolidated statements of operations, which present our financial position and results of operations to give pro forma effect to the spin-off, including the internal reorganization and distribution, the Financing Transactions (as defined herein) and the other transactions described under “Unaudited Pro Forma Consolidated Financial Statements.” The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the dates indicated, nor are they indicative of future operating results.

You should read our selected historical consolidated financial information and unaudited pro forma consolidated financial statements and the accompanying notes in conjunction with, and each is qualified in their entirety by reference to, the audited consolidated historical financial statements and related notes included elsewhere in this information statement and the financial and other information appearing elsewhere in this information statement, including information contained in “Risk Factors,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

INDUSTRY AND MARKET DATA

Within this information statement, we reference information and statistics regarding the hotel industry and various segments within such industry. We have obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. STR, Inc. (“STR”) is the primary source for third-party market data and industry statistics. STR does not guarantee the performance of any company about which it collects and provides data. The reproduction of STR’s data without their written permission is strictly prohibited. Nothing in the STR data should be construed as advice. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. We believe that these external sources and estimates are reliable, but have not independently verified them.

RevPAR Index, which measures a hotel’s market share of its competitive set’s revenue per available room, is stated as a percentage and is calculated for a hotel by comparing the hotel’s RevPAR to the aggregate RevPAR of a group of competing hotels generally in the same market (referred to as a “competitive set”); and when presented for a group of hotels is a weighted average of the individual hotel results. The general manager for each of our owned hotels exercises discretion, subject to (i) adherence to certain guidelines published by STR and described below and (ii) review by third-party hotel managers (such as La Quinta) to ensure consistency, in identifying the competitive set of properties for each such hotel. They consider such factors as physical proximity, competition for similar customers, services and amenities, quality and average daily rate, with location being the most significant factor. Competitive set makeup is initially determined when a new hotel enters our portfolio and is reviewed for continuing appropriateness as competitive hotels enter and leave our markets. Each hotel’s competitive set complies with the following four STR published guidelines, each of which places limitations on properties that may be included in a competitive set: (1) each competitive set must include a minimum of four participating properties, excluding the subject property; (2) no single property or brand can account for more than 50% of the total participating room supply of a competitive set, excluding the rooms of the subject property; (3) no single company can account for more than 70% of the total participating room supply of a competitive set, excluding the rooms of the subject property; and (4) each competitive set must include a minimum of two companies other than that of the subject property. We may include certain competitors in a hotel property’s competitive set and those competitors may or may not include our hotel in their competitive set. For each hotel in our portfolio, we provide the proposed competitive set to STR for publication. STR confirms that each proposed competitive set complies with their published guidelines and then uses that information, along with ADR and RevPAR for each such hotel (which ADR and RevPAR may be calculated differently than we or our competitors do for internal purposes) to calculate RevPAR Index. STR calculates RevPAR Index for the current period and prior periods based on the competitive sets existing as of the date of the STR report for the current period of such report. Accordingly, our future filings may disclose historical RevPAR Index for prior periods that differ from those disclosed in this information statement.

CERTAIN DEFINED TERMS

Except where the context suggests otherwise, we define certain terms in this information statement as follows:

•	“Adjusted EBITDA” means EBITDA as further adjusted for certain items, such as restructuring and acquisition transaction expenses, impairment charges related to long-lived assets, non-cash equity-based compensation, discontinued operations, and other items not indicative of ongoing operating performance, provides useful supplemental information to management and investors regarding our ongoing operating performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key indicators of financial condition and operating performance” for information regarding our use of Adjusted EBITDA, which is a non-GAAP financial measure;

•	“Adjusted EBITDA margin” means Adjusted EBITDA as a percentage of total revenue. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key indicators of financial condition and operating performance” for information regarding our use of Adjusted EBITDA margin, which is a non-GAAP financial measure;

•	“ADR” or “average daily rate” means hotel room revenues divided by total number of rooms sold in a given period;

•	“Blackstone” means The Blackstone Group L.P. and its affiliates;

•

“comparable hotels” means hotels that: were active and operating in our system for at least one full calendar year as of the end of the applicable period and were active and operating as of January 1st of the previous year, except for (i) hotels that sustained substantial property damage or other business interruption, (ii) hotels that become subject to a purchase and sale agreement, or (iii) hotels in which comparable results are otherwise not available. Management uses comparable hotels as the basis upon which to evaluate ADR, occupancy, RevPAR and RevPAR Index on a portfolio-wide basis;

•	“EBITDA” means earnings before interest, taxes, depreciation and amortization. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key indicators of financial condition and operating performance” for information regarding our use of EBITDA, which is a non-GAAP financial measure;

•	“occupancy” means the total number of rooms sold in a given period divided by the total number of rooms available at a hotel or group of hotels;

•	“Pre-IPO Entities” means the entities that conducted La Quinta’s and our business, and owned our properties, prior to the reorganization in connection with the initial public offering of LQH Parent;

•	“Pre-IPO Transactions” means the series of transactions that resulted in the reorganization of LQH’s business to effectuate the initial public offering of LQH Parent;

•	“RevPAR” or “revenue per available room” means the product of the ADR charged and the average daily occupancy achieved; and

•	“RevPAR Index” measures a hotel’s market share of its competitive set’s revenue per available room. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key indicators of financial condition and operating performance.”

SUMMARY

This summary highlights information contained in this information statement and provides an overview of our company, our separation from LQH and the distribution of CorePoint Parent common stock by LQH Parent to its stockholders. For a more complete understanding of our business and the spin-off, you should read this entire information statement carefully, particularly the discussion set forth under “Risk Factors” and LQH’s historical financial statements, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our unaudited pro forma consolidated financial statements and the respective notes to those statements included in this information statement.

CorePoint Lodging

Upon our election to qualify as a REIT, we believe that we will be the only publicly traded U.S. lodging REIT strategically focused on serving the midscale and upper-midscale select-service lodging segments. As of December 31, 2017, our geographically diverse portfolio consisted of 317 hotels with approximately 41,000 rooms located in 41 U.S. states. Our hotels provide clean and comfortable guest rooms at affordable prices in convenient locations. Our hotels typically include common areas with amenities such as a great room (including breakfast seating area, lobby with seating area and business center), swimming pool and vending areas and generally offer a complimentary breakfast. In addition, we benefit from our long-standing and mutually beneficial relationship with La Quinta, a highly-recognized and successful brand with a 50-year history of owning and operating hotels. We are focused on generating premium long-term risk-adjusted returns for our stockholders by enhancing the value of our properties and efficiently allocating capital to drive growth while building and maintaining a strong and flexible balance sheet. For the year ended December 31, 2017, we generated $842.7 million of revenue, $110.9 million of net income and $201.6 million of Adjusted EBITDA after giving pro forma effect to the consummation of the spin-off and the Financing Transactions (as defined below).

We have a geographically diverse portfolio of hotels with significant underlying real estate value primarily located in markets with strong underlying economic and lodging fundamentals. Approximately 70% of our hotel rooms are located in states that experienced job growth rates above the national average in 2017, and over 72% of our rooms are located in states which are projected to have compound annual job growth rates through 2022 that exceed the national average. Our hotels are typically well-positioned competitively within their markets, located near major employment centers, airports and transportation corridors. We believe the nature of the markets in which our hotels are located, with only 8% located in urban markets and 3% located in resort markets, significantly mitigates the potential impact of competition from home and apartment sharing services, which are more prevalent in urban and resort settings. In addition, we believe that the fact that no single property in 2017 accounted for more than 2% of our Adjusted EBITDA and our top ten properties accounted for 11% of our Adjusted EBITDA in 2017 helps protect us from significant disruptions in any single market.

In the fourth quarter of 2016, we began execution of a plan to invest in approximately 50 of our properties with a focus to reposition these assets upward within their local markets, capturing additional market share and rate while being measured against higher quality competitive sets. The scope of these repositioning projects includes, but is not limited to, enhancing guestrooms, expanding public areas and upgrading exterior elements. As of December 31, 2017, construction related to 27 of these hotel renovations was substantially completed, with construction related to an additional 11 substantially completed in January 2018. We expect construction related to the majority of the remaining repositioning renovations to be completed within the first half of 2018. We believe our portfolio continues to present significant opportunities for strategic value-enhancing investment over time, including the potential for the repositioning of additional hotels in our portfolio.

As an independent company, we believe our management team will be able to focus on diligent asset management and strategic capital allocation to enhance performance, growth and value creation over time. As a pure-play select-service portfolio with direct access to capital and independent financial resources, we believe that we will be able to successfully execute on our strategy of opportunistically acquiring and disposing of properties to further enhance the value and diversification of our portfolio throughout the lodging cycle, including potentially taking advantage of the economies of scale that could come from consolidation in the midscale and upper-midscale select-service lodging segments.

We enjoy a mutually beneficial relationship with La Quinta, one of the fastest growing select-service hotel brands in the U.S. in terms of percentage growth in number of hotels. La Quinta’s award-winning and growing loyalty program, La Quinta Returns, with over fifteen million total members as of December 31, 2017, has historically provided our hotels with a large and growing base of loyal guests, representing approximately 42% of our room nights sold in 2017. We believe La Quinta has the expertise and track record to effectively manage our hotels to maximize their operating performance and profitability, and as the largest property owner of La Quinta branded hotels, we accounted for approximately 44% of La Quinta’s total franchise fee revenue in 2017 before giving effect to eliminations upon consolidation (calculated using historical royalty fee of 2.5%). Furthermore, our relationship with La Quinta allows us to benefit from La Quinta’s national, regional and local brand marketing strategy.

We believe the merger of La Quinta with Wyndham following the spin-off will enhance the benefits we receive from our relationship with La Quinta. Wyndham is the largest hotel franchisor in the world based on number of properties. The addition of La Quinta will build upon Wyndham’s strong midscale presence and expand its reach further into the growing upper-midscale segment. The La Quinta Returns loyalty program, with its 15 million enrolled members, will be combined with the award-winning Wyndham Rewards program, with its 55 million enrolled members. We anticipate that some of Wyndham’s existing customers will become La Quinta customers. We also expect that La Quinta guests and franchisees, including CorePoint Lodging, will benefit from Wyndham’s focus on product quality and its technology, digital, loyalty and distribution platforms.

We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes immediately following the spin-off. See “Material U.S. Federal Income Tax Considerations.” We believe our expected election of REIT status, combined with the strong income generation of our assets, will enhance our ability to pay an attractive dividend, offering a compelling value proposition for investors seeking current income as well as long-term growth.

Our Competitive Strengths

We believe the following competitive strengths distinguish us from other lodging real estate companies and effectively position us to execute on our business plan and growth strategies:

•

Pure-Play Real Estate Investment Portfolio Serving the Midscale and Upper-Midscale Select-Service Lodging Segments. We believe that we will be able to elect and qualify to operate as a REIT. Once that election has been made, we believe that we will be the only publicly traded U.S. lodging REIT strategically focused on serving the midscale and upper-midscale select-service lodging segments. Based on data provided by STR, we concluded that the midscale and upper-midscale select-service lodging segments have experienced less volatility in RevPAR growth than the U.S. lodging market as a whole as measured by standard deviation of annual growth rates since collection of this data began in 1987. In addition, RevPAR for the midscale and upper-midscale select-service lodging segments grew at 3.2% and 2.2% in 2017, respectively, both of which were faster growth rates than the upper-upscale and upscale lodging segments. According to CBRE Hotels’ Americas Research, growth in RevPAR for the midscale select-service lodging segment from 2018 through 2022 is expected to exceed both the upscale and upper-upscale lodging segments, with compound annual growth rates over such period of 1.6% for midscale versus 1.4% for each of upscale and upper-upscale. In addition, growth in RevPAR for the upper-midscale select-service lodging segment over this same period, forecasted at 2.6%, is expected to exceed that of upscale, upper-upscale and luxury, with luxury’s compound annual growth rate forecasted to be 2.1%. We believe the midscale and upper-midscale select-service lodging segments are also attractive segments because they cater to both business and leisure travelers, provide travelers’ most desired amenities and represent an attractive price and value proposition. In addition, we believe the capital investments we have made and are currently making in approximately 50 of our properties will allow us to reposition these assets upward within their local markets, capturing additional market share and rate while being measured against higher quality competitive sets.

•	Efficient Select-Service Model with Attractive Cash Flow Characteristics. As a select-service hotel portfolio, our hotels require fewer costly services, employees, amenities and maintenance capital expenditures than full-service hotels, resulting in what we believe to be a more efficient hotel-level cost structure, strong Adjusted EBITDA margins and more stable cash flows. Nearly 99% of our hotel revenue in 2016 was derived solely from room rentals, as compared to approximately 71% for full-service hotels, according to CBRE Hotels’ Americas Research, and our gross operating profit margins in 2016 were 45% as compared to gross operating profit margins of approximately 37% for full-service hotels over the same period according to CBRE Hotels’ Americas Research. Even during the height of the recent economic downturn in 2009, our Adjusted EBITDA margins remained above 32%, as compared to approximately 20% for full-service hotels based on data provided by STR. We believe that our stable cash flows will help to support meaningful future cash distributions to our stockholders.

•	Scaled Platform with Strong Growth Potential in Attractive Markets. Our hotels are geographically diverse with 317 hotels located in 41 states across the U.S. as of December 31, 2017. We own 96 hotels located in 21 of the top 25 U.S. hotel markets according to STR, with no more than 10 hotels in any individual top 25 market. Our hotels are concentrated in markets that have exhibited strong population and employment growth. Approximately 70% of our hotel rooms are located in states that experienced job growth rates above the national average in 2017, and over 72% of our rooms are located in states which are projected to have compound annual job growth rates through 2022 that exceed the national average. Additionally, the vast majority of our hotels are located outside of high-competition urban centers, with approximately 59% of our hotels in the suburban location segment and approximately 23% of our hotels in the airport and interstate location segments. According to an October 2016 report published by Green Street Advisors, these markets face less competition from alternative apartment and room-sharing accommodation options, with only 2.7% of available room nights coming from services in “low cost” markets as compared to 5.3% in “high cost” markets.

The following graphic shows the locations of our hotels as of December 31, 2017:

We believe that there remains significant opportunity for geographic growth and diversification of our hotel portfolio, and we are focused on enhancing our investment in attractive, growing markets with multiple demand drivers, such as proximity to major employment centers, airports and transportation corridors. With $110.9 million of net income and $201.6 million of Adjusted EBITDA in 2017 after giving pro forma effect to the consummation of the spin-off and the Financing Transactions, we expect that our significant scale and anticipated access to capital will allow us to opportunistically expand and enhance our hotel portfolio. We believe that we will have an advantage competing for opportunities to invest in properties and portfolios of hotels in the midscale to upper-midscale select-service lodging segments, both as a result of our access to capital and our expertise as an owner of this type of lodging properties.

•	Strategic Relationship with La Quinta. We enjoy a strong and mutually beneficial relationship with La Quinta. As an independent company, we will be the largest property owner and franchisee of La Quinta branded hotels. We believe this relationship will continue to drive significant benefits and mutual alignment of strategic interests. La Quinta is a highly recognizable brand in the select-service market, established over a 50-year history of owning and operating hotels. La Quinta’s award-winning and growing loyalty program, La Quinta Returns, with over fifteen million total members as of December 31, 2017, has historically provided our hotels with a large and growing base of loyal guests, representing approximately 42% of our room nights sold in 2017. La Quinta has the experience and expertise managing select-service hotels and knows our hotels well, having managed them for many years. Furthermore, our relationship with La Quinta allows us to benefit from their brand marketing strategy to drive brand awareness, bookings and loyalty. We expect these benefits will be strengthened by the merger and that the La Quinta brand and customer base will be enhanced by joining Wyndham, the largest hotel franchisor in the world based on number of properties.

•	Highly Experienced and Successful Management Team. Our senior management team will be led by Keith A. Cline, who will serve as our President and Chief Executive Officer. We expect to engage additional members of a senior management team that will help identify and lead a highly skilled team of asset management professionals who will have a deep understanding of our portfolio and how to best position our portfolio through lodging cycles and maximize market positioning and potential investment opportunities. We expect that the extensive experience of our team will enable us to achieve superior operational efficiency and pursue active asset management and value creation strategies.

Our Business and Growth Strategies

Our objective is to generate premium long-term returns for our stockholders through proactive asset management, leveraging our relationship with La Quinta, value-enhancing investment and disciplined capital allocation. We intend to pursue this objective through the following strategies:

•	Maximizing Hotel Profitability through Proactive Asset Management. We will be focused on continually improving the operating performance and profitability of each of our hotels through our proactive asset management efforts. Although we will not directly manage our hotels, we have structured our form of hotel management agreements with La Quinta Parent, and intend to structure future hotel management agreements with other third-party managers, to allow us to closely monitor the performance of each of our hotels. We will collaborate with our third-party managers to continue to identify opportunities to increase market share, employ active revenue management strategies and increase our ADR, thereby enhancing the operating performance, cash flow and value of each property. We also expect to work with our third-party managers to enhance the profitability of our hotels by improving the guest experience, maximizing the cost efficiencies through disciplined cost control and focusing on operational enhancements. Following the spin-off, we believe we will be in an improved position to provide oversight that is solely focused on enhancing the performance of our properties as real estate investments.

•

Identifying and Executing Value Enhancement Opportunities and Repositioning Portfolio. We have a demonstrated record of identifying and executing on strategic plans for our properties. As an example, in 2016, we reviewed our hotel portfolio and identified approximately 50 properties that, with the appropriate scope of capital investment and renovation, have the opportunity to be repositioned upwards within their relevant market, which we believe will capture occupancy and additional rate while being measured against new, higher-quality competitive sets. As of December 31, 2017, construction related to 27 of these hotel renovations was substantially completed, with construction related to an additional 11 substantially completed in January 2018. We expect construction related to the majority of the remaining repositioning renovations to be completed within the first half of 2018. We also believe a limited number of additional hotels in our portfolio could benefit from similar repositioning investment in the future. We also may create value through repositioning select hotels across brands or chain scale segments and exploring adaptive reuse opportunities to ensure our assets achieve their highest and best use. Further, we are continually focused on maintaining our properties and adapting to evolving customer preferences by making ongoing capital expenditures that will provide an acceptable ROI.

•	Pursuing Growth and Diversification through Disciplined Acquisitions and Selective Dispositions. As a pure-play lodging real estate company in the select-service market with a portfolio focused on the midscale and upper-midscale select-service lodging segments, we believe we will be well-positioned to be a consolidator given our scale, expected liquidity and balance sheet flexibility and intend to create value through accretive acquisitions. The midscale and upper-midscale select-service segments are amongst the largest segments of the lodging industry by property count and developers who realize the potential for attractive cash-on-cash returns are actively deploying capital in these segments, accounting for approximately 41% of all hotels in construction according to STR. In addition, we believe that these segments are highly fragmented and could benefit from consolidation. We believe there is a significant opportunity to acquire hotels from smaller owner-operators with a higher cost of capital. We also may identify opportunities to acquire hotels or portfolios in additional lodging segments in the future. We expect to develop a disciplined acquisition strategy which will allow us to expand our presence in target markets and further diversify over time, including through the acquisition of hotels that are affiliated with other respected hotel brands and operators. We also have a consistent record of disposing of hotel properties that did not meet our long-term investment criteria, including 78 properties since 2013, the majority of which were exterior corridor hotels, in order to optimize our portfolio and redeploy capital into more attractive investment opportunities.

•	Building and Maintaining a Strong and Flexible Balance Sheet. We intend to build and maintain a strong and flexible balance sheet with a focus on targeting appropriate leverage levels throughout the lodging cycle. We will also focus on maintaining sufficient liquidity with minimal short-dated debt maturities, and intend to have a mix of debt that will provide us with the flexibility to prepay when desired, dispose of assets, pursue our value enhancement strategies within our existing portfolio, and support acquisition activity. Additionally, we expect to reduce our leverage over time, which will provide additional balance sheet flexibility.

Market Opportunity

The U.S. lodging industry is highly fragmented. As of December 31, 2017, there were 20 publicly traded lodging REITs with over 317,000 rooms and approximately 1,400 hotels, which in total generated approximately $23.0 billion in total revenues during the 2017 fiscal year. We believe that we will be able to elect and qualify to operate as a REIT. Once that election has been made, we believe that we will be the only publicly traded U.S. lodging REIT strategically focused on serving the midscale and upper-midscale select-service lodging segments. According to data provided by STR, the midscale and upper-midscale select-service segments have experienced less volatility in RevPAR growth than the U.S. lodging market as a whole as measured by standard deviation of annual growth rates since collection of this data began in 1987. In addition, these segments grew at faster growth rates than the luxury, upper upscale and upscale segments and are expected to continue growing at higher growth rates for the next several years. Developers who realize the potential for very attractive cash-on-cash returns in the midscale and upper-midscale lodging segments are actively deploying capital in these segments, accounting for approximately 41% of hotels in construction according to STR. In addition, we believe that these segments are highly fragmented and could benefit from consolidation. Given our significant scale and our expertise as an owner of this type of lodging properties, we believe there is a significant opportunity to be an active consolidator of hotel assets within these segments and to further utilize efficiencies achieved through owning a broad portfolio of assets.

Summary Risk Factors

There are a number of risks related to our business and the spin-off and related transactions, including:

•	we are subject to the business and financial risks inherent to the lodging industry, any of which could reduce our profits, the value of our properties and our ability to make distributions and limit opportunities for growth;

•	macroeconomic and other factors beyond our control can adversely affect and reduce lodging demand;

•	contraction in the global economy or low levels of economic growth could adversely affect our revenues and profitability as well as limit or slow our future growth;

•	our hotels are geographically concentrated, which exposes our business to the effects of regional events and occurrences;

•	our hotels operate and we compete for acquisitions in a highly competitive industry;

•	we are subject to risks associated with the concentration of our portfolio in the La Quinta brand, and any deterioration in the quality or reputation of the La Quinta brand could have an adverse effect on our financial condition or results of operations;

•	our efforts to renovate, redevelop or develop our hotels could be delayed or become more expensive, which could reduce profits or impair our ability to compete effectively;

•	the lodging industry is subject to seasonal and cyclical volatility, which may contribute to fluctuations in our financial condition and results of operations;

•	we are exposed to the inherent risks resulting from our investments in real estate, including the relative illiquidity of such investments, which could increase our costs, reduce our profits and limit our ability to respond to market conditions;

•	we are dependent on the performance of La Quinta and other third-party hotel managers and could be materially and adversely affected if La Quinta or such other third-party hotel managers do not properly manage our hotels or otherwise act in our best interests;

•	required capital expenditures and costs associated with, or failure to maintain, brand operating standards may materially and adversely affect our results of operations and profitability;

•	our substantial indebtedness could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry and our ability to pay our debts and could expose us to interest rate risk to the extent of our variable rate debt and divert our cash flow from operations to make debt payments;

•	we do not have a recent operating history as an independent company and our historical financial information does not predict our future results;

•	we may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with LQH Parent related to the spin-off;

•	we may be unable to achieve some or all of the benefits that we expect to achieve from the spin-off;

•	we may be responsible for U.S. federal income tax liabilities that relate to the distribution;

•	if we do not eventually qualify or maintain our qualification as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability;

•	complying with REIT requirements may cause us to forego otherwise attractive investments, force us to liquidate or restructure otherwise attractive investments or force us to borrow to make distributions to stockholders; and

•	Blackstone owns approximately 30% of the outstanding common stock of LQH Parent and, upon consummation of the spin-off, will own approximately 30% of the outstanding common stock of CorePoint Parent, and its interests may conflict with ours or yours in the future.

These and other risks related to our business and the spin-off are discussed in greater detail under the heading “Risk Factors” in this information statement. You should read and consider all of these risks carefully.

REIT Qualification

We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes immediately following the spin-off, and expect to continue to operate thereafter so as to maintain our qualification as a REIT. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on net taxable income that we distribute annually to our stockholders. To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the real estate qualification of sources of our income, the composition and values of our assets, the amounts we distribute to our stockholders and the ownership of our stock, including certain ownership limitations and restrictions on our stock. Qualification as a REIT involves the interpretation and application of highly technical and complex provisions of the Internal Revenue Code of 1986, as amended (the “Code”), for which no or only a limited number of judicial or administrative interpretations exist. To comply with REIT requirements, we may need to forego otherwise attractive opportunities and limit our expansion opportunities and the manner in which we conduct our operations. See “Risk Factors—Risks Related to our REIT Status and Certain Other Tax Items.”

Prior to our election to be treated as a REIT, we will be subject to tax as a regular corporation and will account for income taxes using the asset and liability approach for financial accounting and reporting purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical accounting policies and estimates—Income taxes.”

Distribution Policy

The Code generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, and imposes tax on any taxable income retained by a REIT, including capital gains. To satisfy the requirements for qualification as a REIT and generally not be subject to U.S. federal income and excise taxes, upon our election to be treated as a REIT for U.S. federal income tax purposes, we intend to make quarterly distributions of all or substantially all of our REIT taxable income to holders of our common stock out of assets legally available for such purposes. Our future distributions will be at the sole discretion of our board of directors.

To the extent we are prevented by provisions of our financing arrangements or otherwise from distributing 100% of our REIT taxable income or otherwise do not distribute 100% of our REIT taxable income, we will be subject to income tax, and potentially excise tax, on the retained amounts. If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, raise additional equity capital, sell assets or reduce such distributions. See “Risk Factors—Risks Related to our REIT Status and Certain Other Tax Items—Complying with REIT requirements may force us to borrow to make distributions to stockholders.”

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our most recently completed fiscal year as of the initial filing date of the Registration Statement of which this information statement forms a part, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include:

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding shareholder advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of the spin-off; (ii) the first fiscal year after our annual gross revenues are $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have taken advantage of reduced disclosure regarding executive compensation arrangements and the presentation of certain historical financial information in this information statement, and we may choose to take advantage of some but not all of these reduced disclosure obligations in future filings. If we do, the information that we provide stockholders may be different than you might get from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Restrictions on Ownership of our Stock

Subject to certain exceptions, our charter will provide that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or more than 9.8% in value of our outstanding stock, which we refer to as the “ownership limit,” and will impose certain other restrictions on ownership and transfer of our stock. We expect that, prior to consummation of the spin-off, our board of directors will grant an exemption from the ownership limit to Blackstone. See “Certain Relationships and Related Party Transactions—Waiver Letter Agreement.”

Our charter also will prohibit any person from, among other things:

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owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT (including, but not limited to, as a result of any

“eligible independent contractor” that operates a “qualified lodging facility” (as such terms are defined in Section 856(d)(9)(A) and 856(d)(9)(D) of the Code, respectively) on behalf of our taxable REIT subsidiaries (each a “TRS”) lessees failing to qualify as such);

•	transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons;

•	beneficially owning shares of our stock to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code; and

•	beneficially or constructively owning shares of our stock to the extent that such ownership could result in us owning a 10% interest in a tenant (as described in Section 856(d)(2)(B) of the Code), if the income so derived by us from such tenant for our taxable year during which such determination is being made could reasonably be expected to equal or exceed 1% of our gross income (as determined for purposes of Section 856(c) of the Code).

Any attempted transfer of our stock which, if effective, would result in violation of the above limitations or the ownership limit (except for a transfer which results in shares being owned by fewer than 100 persons, in which case such transfer will be void and of no force and effect and the intended transferee shall acquire no rights in such shares) will cause the number of shares causing the violation, rounded up to the nearest whole share, to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries designated by us, and the intended transferee will not acquire any rights in the shares.

These restrictions are intended to assist with our REIT compliance under the Code and otherwise to promote our orderly governance, among other purposes. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

CorePoint Lodging Inc. was incorporated in the State of Maryland on May 8, 2017. Our headquarters are located in Irving, Texas, at 909 Hidden Ridge, Suite 600. Our telephone number is (214) 492-6600.

THE SPIN-OFF

Overview

LQH Parent previously announced its intention to pursue the possibility of separating its real estate business from its franchise and management business, including the spin-off of CorePoint Lodging from LQH, following which CorePoint Parent will be an independent, publicly traded company.

To effect this separation, LQH’s entire portfolio of owned hotels, 317 hotels with approximately 41,000 rooms as of December 31, 2017 (the “Separated Real Estate Business”), will be transferred to CorePoint Lodging, which will be spun-off as a standalone, publicly traded company prior to the proposed merger (the “merger”) of LQH Parent with a wholly owned subsidiary (“Merger Sub”) of Wyndham Worldwide Corporation (“Wyndham Worldwide”), pursuant to an Agreement and Plan of Merger, dated as of January 17, 2018 (the “Merger Agreement”). On April 26, 2018, LQH Parent will hold a special meeting at which the stockholders of LQH Parent will vote on the proposal to adopt the Merger Agreement providing for the merger.

On January 17, 2018, in connection with the execution of the Merger Agreement, CorePoint Parent and LQH Parent entered into a Separation and Distribution Agreement (the “Separation and Distribution Agreement”) and have entered into, or will enter into, several other agreements with LQH Parent and/or Wyndham Worldwide related to the spin-off. These agreements will govern the relationship between us and La Quinta after completion of the spin-off and the merger and provide for the allocation between us and La Quinta of various assets, liabilities, rights and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities). These agreements also will include arrangements with respect to transitional services to be provided by La Quinta to CorePoint Lodging. See “Certain Relationships and Related Party Transactions—Agreements with LQH Parent Related to the Spin-Off.”

The distribution of CorePoint Parent common stock as described in this information statement is subject to the satisfaction or waiver by CorePoint Parent or LQH Parent of certain conditions. Unless the Merger Agreement has been terminated in accordance with its terms, any such waiver will also require the prior written consent of Wyndham Worldwide, which shall not be unreasonably withheld, conditioned or delayed. The spin-off and the merger cannot be completed until the applicable conditions are satisfied or waived, and we cannot be certain when or if the conditions for the spin-off and the merger will be satisfied or waived. See “Risk Factors—Risks Related to the Spin-Off and the Merger—The spin-off and/or the merger may not be completed on the terms or timeline currently contemplated, if at all, and may have a material adverse effect on us whether or not the merger is completed” and “The Spin-Off—Conditions to the Spin-Off.”

Organizational Structure

The simplified diagrams below (which omit certain wholly owned intermediate holding companies) depict the organizational structure of LQH prior to the internal reorganization and the organizational structure of LQH, La Quinta and CorePoint Lodging after giving effect to the internal reorganization and after giving effect to the spin-off and the merger.

Organizational Structure Prior to the Internal Reorganization:

Organizational Structure Reflecting the Internal Reorganization:

Organizational Structure Following the Spin-Off and the Merger:

(1)	Following the spin-off and in connection with the closing of the merger, stockholders of LQH Parent will be entitled to receive $8.40 in cash per share (or $16.80 in cash per share after giving effect to the reverse stock split (as defined below)), without interest, for every share of LQH Parent common stock they own. See “Certain Relationships and Related Party Transactions—Agreements with LQH Parent Related to the Spin-Off—Tax Matters Agreement.”
(2)	La Quinta is expected to become part of Wyndham Worldwide’s hotel group segment. Wyndham Worldwide currently expects, as previously publicly announced, to spin off its hotel group segment into an independent publicly traded company named Wyndham Hotels & Resorts, Inc.

Preferred Stock

In connection with the internal reorganization, we will issue 15,000 shares of Cumulative Redeemable Series A Preferred Stock, par value $0.01 per share (the “Series A preferred stock”), to a wholly owned subsidiary of LQH Parent, which are expected to be sold by such entity to one or more institutional investors. The Series A preferred stock will have an aggregate liquidation preference of $15 million, plus any accrued and unpaid dividends thereon. We will pay a cash dividend on the Series A preferred stock equal to 13 percent per annum, payable quarterly. If either our leverage ratio exceeds 7.5 to 1.0 as of the last day of any fiscal quarter, or if an event of default occurs (or has occurred and has not been cured) with respect to the Series A preferred stock, we will be required to pay a cash dividend on the Series A preferred stock equal to 15 percent per annum. Our dividend rate on the Series A preferred stock will increase to 16.5 percent per annum if, at any time, we are both in breach of the leverage ratio covenant and an event of default occurs (or has occurred and has not been cured) with respect to the Series A preferred stock. The Series A preferred stock will be mandatorily redeemable by CorePoint Parent upon the tenth anniversary of the date of issuance. Additionally, beginning on the seventh anniversary of the issuance of the Series A preferred stock, CorePoint Parent may redeem the outstanding Series A preferred stock for an amount equal to its aggregate liquidation preference, plus any accrued but unpaid dividends. The Series A preferred stock will also be subject to redemption upon certain change of control events. The Series A preferred stock does not have any voting rights, except as set forth in the terms thereof and is subject to certain limits on its transferability. See “The Spin-Off—Non-Voting Preferred Stock.”

Reverse Stock Split

In connection with the spin-off, LQH Parent will, among other things, amend its amended and restated certificate of incorporation to effect a reclassification and combination of the LQH Parent common stock at a ratio of 1-for-2 and to amend the par value of the LQH Parent common stock from $0.01 per share to $0.02 per share (the “reverse stock split”). Pursuant to these reclassification and par value amendments, each share of LQH Parent common stock (par value $0.01) will be reclassified and combined into one half of a share of LQH Parent common stock (par value $0.02). The reverse stock split is a condition for the spin-off to occur. The reverse stock split will be carried out in accordance with the terms of the Separation and Distribution Agreement.

Financing Transactions

Subject to market conditions, CorePoint Lodging expects to complete one or more financing transactions (collectively, the “Financing Transactions”) on or prior to the completion of the spin-off to finance a cash payment by CorePoint Parent to LQH Parent of $984.0 million, subject to certain adjustments described in the Separation and Distribution Agreement (the “Cash Payment”), to repay a portion of LQH’s existing long-term indebtedness, net of cash, and certain expenses related to the spin-off. In connection with the entry into the Merger Agreement, CorePoint Lodging entered into a commitment letter (the “Debt Commitment Letter”) with JPMorgan Chase Bank, N.A. (the “Debt Commitment Party”) pursuant to which the Debt Commitment Party has committed, subject to customary conditions, to provide CorePoint Lodging with $1.035 billion in secured debt mortgage and an additional $50.0 million available under a revolving credit facility to provide sufficient funds to make the Cash Payment and for CorePoint Lodging’s general corporate purposes. See “The Spin-Off—Financing Transactions” and “Description of Certain Indebtedness.” There can be no assurances that any such Financing Transactions will be completed in the timeframe or size indicated or at all.

The Purging Distribution

As a result of our intended election to be treated as a REIT for U.S. federal income tax purposes immediately following the spin-off, and to comply with certain REIT qualification requirements, we intend to declare a dividend to our stockholders to distribute our accumulated earnings and profits attributable to the period before our election to be treated as a REIT becomes effective (the “Purging Distribution”). The Purging Distribution will be paid to our stockholders in cash. We may pay the majority of the Purging Distribution in CorePoint Parent common stock. We expect to declare the Purging Distribution in                  and to make the Purging Distribution no later than             . We expect the amount of the Purging Distribution will be de minimis. See “The Spin-Off—The Purging Distribution.”

Questions and Answers About the Spin-Off

The following provides only a summary of the terms of the spin-off. For a more detailed description of the matters described below, see “The Spin-Off.”

Q:	What is the spin-off?

A:	The spin-off is the series of transactions by which CorePoint Lodging will separate from La Quinta. To complete the spin-off, LQH Parent will distribute to its stockholders all of the outstanding shares of CorePoint Parent common stock. We refer to this as the “distribution.” Following the spin-off, CorePoint Lodging will be a separate company from La Quinta. The spin-off will take place prior to the merger of LQH with Merger Sub, a subsidiary of Wyndham Worldwide. In the merger, which will occur following the distribution, each share of La Quinta Parent common stock will be converted into the right to receive $8.40 in cash per share (or $16.80 in cash per share after giving effect to the reverse stock), without interest.

Q:	What will I receive in the spin-off?

A:	As a holder of LQH Parent common stock, you will retain your La Quinta Parent shares and will receive shares of CorePoint Parent common stock for every shares of LQH Parent common stock you own as of the record date (or shares of CorePoint Parent common stock for every shares of LQH Parent common stock you own as of the record date after giving effect to the reverse stock split). The number of shares of La Quinta Parent common stock you own and your proportionate interest in La Quinta Parent will not change as a result of the spin-off. However, promptly following the distribution and as a result of the merger, each share of La Quinta Parent common stock will be converted into the right to receive $8.40 in cash per share (or $16.80 in cash per share after giving effect to the reverse stock split), without interest. See “The Spin-Off.”

Q:	What is CorePoint Parent?

A:	CorePoint Parent is a lodging real estate company focused on serving the midscale and upper-midscale select-service segments with a geographically diverse portfolio of hotels with significant underlying real estate value. CorePoint Parent is currently a subsidiary of LQH Parent whose shares will be distributed to LQH Parent stockholders when the spin-off is completed. After the spin-off is completed, CorePoint Parent will be an independent, self-administered, publicly traded lodging company. We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes immediately following the spin-off.

Q:	What is a REIT?

A:	A REIT is a company that derives most of its income from real property or real estate mortgages and has elected to be subject to tax as a REIT. If a corporation elects to be subject to tax as a REIT and qualifies as a REIT, it generally will not be subject to U.S. federal corporate income taxes on income that it currently distributes to its stockholders. A company’s qualification as a REIT depends on its ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels to its stockholders and the diversity of ownership of its capital stock.

We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes immediately following the spin-off, which we believe is the first taxable year for which such election is available to us.

Q:	Why is the separation of CorePoint Lodging structured as a spin-off?

A:	LQH Parent intends to implement the spin-off of its entire portfolio of owned hotels (317 hotels with approximately 41,000 rooms as of December 31, 2017) described under “Business and Properties—Our Properties,” which we refer to collectively as the “Separated Real Estate Business”. LQH determined, and continues to believe, that a spin-off is the most efficient way to accomplish a separation of the Separated Real Estate Business from LQH for various reasons, including: (i) a spin-off offers a higher degree of certainty of completion in a timely manner, lessening disruption to current business operations; and (ii) a spin-off provides greater assurance that decisions regarding the capital structure of CorePoint Lodging support future financial stability. After consideration of strategic alternatives, LQH believes that a spin-off will enhance the long-term value derived by LQH shareholders from both La Quinta and CorePoint Lodging. See “The Spin-Off—Reasons for the Spin-Off.”

Q:	Can LQH unilaterally decide to cancel the distribution of the CorePoint Parent common stock even if all the conditions have been met?

A:

No. Unless the Merger Agreement has been terminated in accordance with its terms, LQH Parent must effect the distribution of the CorePoint Parent common stock if the conditions to the distribution have been satisfied or waived. The distribution of CorePoint Parent common stock as described in this information statement is subject to the satisfaction or waiver by LQH Parent and CorePoint Parent of certain conditions. Further, any such waiver will also require the prior written consent of Wyndham Worldwide, which shall not be unreasonably withheld, conditioned or delayed. The spin-off and the merger cannot be completed until the applicable conditions are satisfied or waived, and we cannot be certain when or if the conditions for the spin-off and the merger will be satisfied or waived. See “Risk Factors—Risks Related to the Spin-Off and the Merger—The spin-off and/or the merger may not be completed on the terms or timeline currently contemplated, if at all, and may have a material adverse effect on us whether or not the merger is completed” and “The Spin-Off—Conditions to the Spin-Off.”

Q:	What is being distributed in the spin-off?

A:	Approximately million shares of CorePoint Parent common stock will be distributed in the spin-off, based on the number of shares of LQH Parent common stock expected to be outstanding as of 5:00 p.m., Eastern time, on , 2018, the record date, after giving effect to the reverse stock split and assuming a distribution ratio of one-to- . The actual number of shares of CorePoint Parent common stock to be distributed will be calculated on the record date. The shares of CorePoint Parent common stock to be distributed by LQH Parent will constitute all of the issued and outstanding shares of CorePoint Parent common stock immediately prior to the distribution. See “Description of Capital Stock—Common Stock.”

Q:	When is the record date for the distribution?

A:	The record date is , 2018.

Q:	When will the distribution occur?

A:	The distribution date of the spin-off is , 2018. We expect that it will take the distribution agent, acting on behalf of LQH Parent, up to two weeks after the distribution date to fully distribute the shares of CorePoint Parent common stock to LQH Parent stockholders.

Q:	What do I have to do to participate in the spin-off?

A:	Nothing. You are not required to take any action, although we urge you to read this entire document carefully. No stockholder approval of the distribution is required or sought. You are not being asked for a proxy in connection with the spin-off. No action is required on your part to receive your shares of CorePoint Parent common stock. You will not be required to pay any consideration for the shares of CorePoint Parent common stock you receive in the spin-off, and except for LQH Parent common stock treated for U.S. federal income tax purposes as redeemed in connection with the reverse stock split, you will not be required to surrender or exchange shares of your LQH Parent common stock.

Q:	How will outstanding LQH Parent equity-based compensation awards be affected as a result of the spin-off?

A:

At the time of the distribution, each restricted stock award issued under the Amended and Restated La Quinta Holdings Inc. 2014 Omnibus Incentive Plan (the “La Quinta Incentive Plan”) that is outstanding immediately prior to the spin-off (an “LQ RSA”) and each restricted stock unit issued under the La Quinta Incentive Plan that is outstanding immediately prior to the spin-off (an “LQ RSU”), whether vested or unvested, will entitle the holder to receive an additional restricted stock award or restricted stock unit award (as applicable) under our Omnibus Incentive Plan (as defined below), based on the distribution ratio, that will settle in shares of CorePoint Parent common stock following the spin-off. Immediately prior to the time of the distribution, outstanding performance share units issued under the La Quinta Incentive Plan (“LQ

PSUs”) generally will be converted into LQ RSAs based on deemed satisfaction of applicable performance criteria at the greater of target or actual performance levels in respect of applicable performance periods that have ended on or prior to the end of the fiscal quarter ending immediately prior to the fiscal quarter in which the spin-off occurs (i.e., the portion of the applicable performance period representing the number of fiscal quarters that have elapsed since the commencement of the applicable performance period), and based on deemed satisfaction of applicable performance criteria at target performance levels in respect of performance periods that have not ended prior to such fiscal quarter. At the time of the distribution, such converted LQ RSAs will be subject to the same treatment as other LQ RSAs described above. For more information on the treatment of equity-based compensation awards in the spin-off, see “The Spin-Off—Treatment of Outstanding Equity Awards.”

Q:	Why is CorePoint Parent being treated as the accounting spinnor to La Quinta Parent for accounting purposes?

A:	Notwithstanding the legal form of the spin-off described elsewhere in this information statement, for accounting and financial reporting purposes, La Quinta Parent will be presented as being spun-off from CorePoint Parent (a “reverse spin”). This presentation is in accordance with GAAP and is primarily a result of the relative significance of CorePoint Parent’s business to LQH’s business, as measured in terms of revenues, profits, and assets. Further, LQH has been determined to best represent the predecessor entity to CorePoint Parent. Therefore, our historical financial statements presented herein and in our future filings, with respect to periods prior to the spin-off, will be represented by the historical financial statements of LQH, and the pro forma financial statements will present La Quinta Parent as discontinued operations. See “Risk Factors—Risks Related to the Spin-Off and the Merger—The historical and pro forma financial information presented herein is not necessarily representative of the results that our business would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information regarding the effects of this accounting treatment.

Q:	What are the U.S. federal income tax consequences of the spin-off?

A:	For U.S. federal income tax purposes, the spin-off and the merger are expected to be treated as in part a sale, to the extent of the cash received in the merger, and in part a redemption of LQH Parent common stock in exchange for the CorePoint Parent shares received in the spin-off, that together result in a complete termination of LQH Parent stockholders’ interests in LQH Parent in a fully taxable transaction. In general, you will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (1) the sum of (A) the amount of cash received with respect to your LQH Parent shares in the merger plus (B) the fair market value, determined when the spin-off occurs, of the CorePoint Parent shares received in the spin-off, and (2) your adjusted tax basis in your LQH Parent shares. The transaction also will be treated as a taxable sale by LQH Parent, and LQH Parent will recognize gain equal to the excess, if any, of the fair market value of the assets contributed to CorePoint Parent over LQH Parent’s adjusted tax basis in the assets. For a more detailed discussion, see “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” and “Material U.S. Federal Income Tax Considerations.”

Q:	How will fractional shares be treated in the spin-off?

A:

Fractional shares of CorePoint Parent common stock will not be distributed. Fractional shares of CorePoint Parent common stock to which LQH Parent stockholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent at prevailing market prices. The distribution agent, in its sole discretion, will determine when, how and through which broker-dealers, provided that such broker-dealers are not affiliates of LQH Parent or CorePoint Parent, and at what prices to sell these shares. The aggregate net cash proceeds of the sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of CorePoint Parent common stock. LQH Parent will bear the cost of brokerage fees and transfer taxes incurred in connection with these sales of fractional shares of CorePoint Parent common stock. See “The Spin-Off—Treatment of Fractional Shares” for a more detailed explanation.

Q:	Why has LQH determined to undertake the spin-off?

A:	The LQH Board has determined that the spin-off is in the best interests of LQH Parent and its stockholders because the spin-off will provide the following key benefits:

•	Direct and Differentiated Access to Capital Resources to Pursue Tailored Growth Strategies. Following the spin-off, CorePoint Parent will be free to allocate capital with a focus on optimizing the value of our portfolio without having to balance the potentially countervailing economic imperatives of a capital-light management and franchising business. As a pure-play real estate company with direct access to capital and independent financial resources, we believe our enhanced ability to execute compelling return on investment initiatives within our portfolio represents a significant embedded growth opportunity. Moreover, the anticipated liquidity of our stock should enhance our ability to pursue single-asset and portfolio acquisition opportunities.

•	Enhanced Means to Evaluate Financial Performance. After the spin-off, investors should be better able to evaluate the financial performance of the Separated Real Estate Business, as well as its strategy within the context of its particular market, thereby enhancing the likelihood that we will achieve an appropriate market valuation.

•	Dedicated Management Team with Enhanced Strategic Focus. Following the spin-off, CorePoint Lodging expects to benefit from a dedicated management team focused on designing and implementing tailored strategies to achieve the distinct goals and opportunities of its business. Moreover, free from constraints that arise from being part of a larger hotel management business, CorePoint Lodging’s dedicated management team will be able to employ business strategies that are solely focused on maximizing the value of its real estate business.

•	Improved Management Incentive Tools. We expect to use equity-based and other incentive awards to compensate current and future employees. In multi-business companies such as LQH, incentives are necessarily structured in such a way that rewards employees in a manner tied to the performance of the company as a whole, rather than wholly directly related to the performance of their respective business units. By granting awards linked to the performance of a pure-play business, the compensation arrangements of CorePoint Lodging should provide enhanced incentives that are tied to the more focused strategies of its business, aligning employee performance and improving the ability of CorePoint Lodging to attract, retain and motivate qualified personnel.

•	Tax-Efficient Structure. The spin-off will allow LQH Parent’s stockholders to hold their interest in the CorePoint Lodging portfolio, comprising all of LQH Parent’s current ownership segment, through an entity that will elect to be taxed as a REIT for U.S. federal income tax purposes immediately following the spin-off. We believe this will result in LQH Parent’s stockholders directly and indirectly bearing significantly less U.S. federal income tax than if the CorePoint Lodging properties were held in a C corporation.

In addition, stockholders seeking information concerning the merger, including the LQH Board’s reasons for the merger, are encouraged to read LQH Parent’s separate proxy statement.

Q:	Will the CorePoint Parent common stock be listed on a stock exchange?

A:	Yes. Although there is not currently a public market for CorePoint Parent common stock, before completion of the spin-off, CorePoint Parent will apply to list its common stock on the New York Stock Exchange under the symbol “CPLG.” It is anticipated that trading of CorePoint Parent common stock will commence on a “when-issued” basis at least two trading days prior to the record date. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. “When-issued” trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, any “when-issued” trading with respect to CorePoint Parent common stock will end, and “regular-way” trading will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full trading day following the date of the transaction. See “Trading Market.”

Q:	Will my shares of La Quinta Parent common stock continue to trade?

A:	Immediately after the distribution of CorePoint Lodging common stock and as a result of the merger, La Quinta Parent common stock will be delisted from the New York Stock Exchange. Each share of La Quinta Parent common stock will be converted into the right to receive $8.40 in cash per share (or $16.80 in cash per share after giving effect to the reverse stock split), without interest.

Q:	If I sell, on or before the distribution date, shares of LQH Parent common stock that I held on the record date, am I still entitled to receive shares of CorePoint Parent common stock distributable with respect to the shares of LQH Parent common stock I sold?

A:	Beginning on or shortly before the record date and continuing through the distribution date for the spin-off, LQH Parent common stock will begin to trade in two markets on the New York Stock Exchange: a “regular-way” market and an “ex-distribution” market. If you hold shares of LQH Parent common stock as of the record date for the distribution and choose to sell those shares in the “regular-way” market after the record date for the distribution and on or before the distribution date, you also will be selling the right to receive the shares of CorePoint Parent common stock in connection with the spin-off. However, if you hold shares of LQH Parent common stock as of the record date for the distribution and choose to sell those shares in the “ex-distribution” market after the record date for the distribution and on or before the distribution date, you will still receive the shares of CorePoint Parent common stock in the spin-off.

Q:	What financing transactions will be undertaken in connection with the spin-off?

A:	Subject to market conditions, CorePoint Lodging expects to complete one or more Financing Transactions on or prior to the completion of the spin-off, including to finance the Cash Payment. In connection with the entry into the Merger Agreement, CorePoint Lodging entered into the Debt Commitment Letter with the Debt Commitment Party pursuant to which the Debt Commitment Party has committed, subject to customary conditions, to provide CorePoint Lodging with $1.035 billion in secured debt mortgage and an additional $50.0 million available under a revolving credit facility to provide sufficient funds to make the Cash Payment and for CorePoint Lodging’s general corporate purposes. See “The Spin-Off—Financing Transactions” and “Description of Certain Indebtedness.” There can be no assurances that any such Financing Transactions will be completed in the timeframe or size indicated or at all.

Q:	Who will comprise the senior management team and board of directors of CorePoint Parent after the spin-off?

A:	Our senior management team will be led by Keith A. Cline, who will serve as our President and Chief Executive Officer and a Director. Mr. Cline has served as LQH Parent’s President and Chief Executive

Officer since February 18, 2016, after serving as LQH Parent’s Interim President and Chief Executive Officer since September 15, 2015. Mr. Cline has served on the LQH Board since September 2015. From January 2013 until November 2015, Mr. Cline was LQH Parent’s Executive Vice President and Chief Financial Officer.

We expect to identify the remaining members of the senior management team in a subsequent amendment to the Registration Statement of which this information statement forms a part.

Q:	What will the relationship be between La Quinta and CorePoint Lodging after the spin-off and the merger?

A:	Following the spin-off, CorePoint Parent will be an independent, self-administered, publicly traded lodging company, and La Quinta Parent will become a subsidiary of Wyndham Worldwide in the merger. We have entered into a Separation and Distribution Agreement and Employee Matters Agreement (“EMA”) with LQH Parent and expect to enter into several other agreements with LQH Parent and/or Wyndham Worldwide related to the spin-off. These agreements will govern the relationship between us and La Quinta after completion of the spin-off and the merger and provide for the allocation between us and La Quinta of various assets, liabilities, rights and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities). The Separation and Distribution Agreement provides for the allocation of assets and liabilities between La Quinta and CorePoint Lodging and establishes the rights and obligations between and among the parties following the distribution and the merger. The EMA sets forth the agreements between us and La Quinta concerning certain employee, compensation and benefit-related matters. We intend to enter into one or more Transition Services Agreements with LQH Parent pursuant to which certain services will be provided on an interim basis following the distribution and the merger. We also intend to enter into a Tax Matters Agreement with LQH Parent regarding the sharing of taxes incurred before and after completion of the spin-off and the merger, certain indemnification rights with respect to tax matters and certain restrictions on our conduct following the distribution and the merger. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with LQH Parent Related to the Spin-Off,” and describe some of the risks of these arrangements under “Risk Factors—Risks Related to the Spin-Off and the Merger.”

So as to be able to elect to qualify as a REIT immediately following the spin-off, we will not directly or indirectly operate any of our hotels. Upon consummation of the spin-off, we will lease each of our wholly owned hotels to our TRS lessees, which, in turn, will engage a third-party manager, such as La Quinta, to manage these hotels pursuant to management agreements.

The terms of the management and franchise agreements that we and LQH will enter into in connection with the spin-off are described under “Business and Properties—Our Principal Agreements—Management Agreements” and “—Franchise Agreements.”

Q:	What will CorePoint Parent’s distribution policy be after the spin-off?

A:	We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes immediately following the spin-off. Upon such election, the Code generally requires that a REIT annually distribute at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, and imposes tax on any taxable income retained by a REIT, including capital gains.

All dividends will be made by us at the discretion of our board of directors and will depend on the financial position, results of operations, cash flows, capital requirements, debt covenants (which are expected to include limits on dividends), applicable law and other factors as our board of directors deems relevant. Our board of directors has not yet determined when any dividends will be declared or paid, although we currently expect that dividends will be paid on a quarterly basis once we elect to qualify as a REIT. We cannot guarantee, and there can be no assurance, that we will declare or pay any dividends or distributions. See “Distribution Policy.”

Q:	What are the anti-takeover effects of the spin-off?

A:	Certain provisions of the charter and bylaws of CorePoint Parent, Maryland law and possibly the agreements governing CorePoint Parent’s new debt, as each will be in effect immediately following the spin-off, may have the effect of making more difficult an acquisition of control of CorePoint Lodging in a transaction not approved by our board of directors. See “Risk Factors—Risks Related to Ownership of Our Common Stock—Provisions of Maryland law may limit the ability of a third party to acquire control of us by requiring our board of directors or stockholders to approve proposals to acquire our company or effect a change in control,” “Description of Certain Indebtedness,” “Description of Capital Stock—Restrictions on Ownership and Transfer” and “Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Q:	What are the risks associated with the spin-off?

A:	There are a number of risks associated with the spin-off and ownership of CorePoint Parent common stock. These risks are discussed under “Risk Factors.”

Q:	Where can I get more information?

A.	If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

Before completion of the spin-off, if you have any questions relating to the spin-off, you should contact LQH Parent at:

La Quinta Holdings Inc.

Investor Relations

Phone: 214-492-6896

Email: investor.relations@laquinta.com

www.lq.com

After completion of the spin-off, if you have any questions relating to CorePoint Lodging, you should contact CorePoint Parent at:

CorePoint Lodging Inc.

Investor Relations

Phone: (972) 746-4522

Email: investor.relations@corepoint.com

www.corepoint.com

Summary of the Spin-Off

Distributing Company	La Quinta Holdings Inc., a Delaware corporation. Immediately after the distribution, La Quinta will not own any shares of CorePoint Parent common stock.

Distributed Company	CorePoint Lodging Inc., a Maryland corporation and a wholly owned subsidiary of La Quinta.

After the spin-off, CorePoint Parent will be an independent, self-administered, publicly traded company. CorePoint Parent intends to elect to qualify as a REIT for U.S. federal income tax purposes immediately following the spin-off.

Distributed Securities	All of the outstanding shares of CorePoint Parent common stock owned by LQH Parent, which will be 100% of the CorePoint Parent common stock issued and outstanding immediately prior to the distribution.

Record Date	The record date for the distribution is , 2018 .

Distribution Date	The distribution date is , 2018 .

Internal Reorganization	LQH’s owned hotels are currently held through two of its wholly owned subsidiaries—Lodge Holdco I L.L.C. (“Holdco I”) and Lodge Holdco III L.L.C. (“Holdco III”), collectively representing the Separated Real Estate Business—and its franchise and management businesses are held through two of its other wholly owned subsidiaries (see “—Organizational Structure—Organizational Structure Prior to the Internal Reorganization”). Prior to the spin-off and the merger, LQH will undergo an internal reorganization, which we refer to as the “internal reorganization,” pursuant to which, among other things and subject to limited exceptions:

•	all of the assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) associated with the Separated Real Estate Business will be transferred to us or our subsidiaries by LQH; and

•	all other assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) of LQH will be retained by LQH Parent or its subsidiaries (other than us and our respective subsidiaries).

After completion of the spin-off and the merger:

•	we will be an independent, self-administered, publicly traded company (NYSE: CPLG), and will hold a portfolio of LQH’s real estate assets as described herein; and

•	La Quinta Parent common stock will be delisted from the New York Stock Exchange and La Quinta will continue to own and operate its management and franchising business as a wholly owned subsidiary of Wyndham Worldwide.

See “The Spin-Off—Manner of Effecting the Spin-Off—Internal Reorganization.”

Distribution Ratio	Each holder of LQH Parent common stock will receive shares of CorePoint Parent common stock for every shares of LQH Parent common stock held (or shares of CorePoint common stock for every shares of LQH Parent common stock held after giving effect to the reverse stock split) as of 5:00 p.m., Eastern time, on , 2018.

Immediately following the spin-off, CorePoint Parent expects to have approximately record holders of shares of common stock and approximately million shares of common stock outstanding, based on the number of stockholders and outstanding shares of LQH Parent common stock on , 2018, the reverse stock split and the distribution ratio. The figures exclude shares of LQH Parent common stock held directly or indirectly by LQH Parent, if any. The actual number of shares to be distributed will be determined on the record date and will reflect any repurchases of shares of LQH Parent common stock and issuances of shares of LQH Parent common stock in respect of awards under LQH Parent equity-based incentive plans between the date the LQH Board declares the dividend for the distribution and the record date for the distribution.

The Distribution	On the distribution date, LQH Parent will release the shares of CorePoint Parent common stock to the distribution agent to distribute to LQH Parent stockholders. The distribution of shares will be made in book-entry form only, which means that no physical stock certificates will be issued. It is expected that it will take the distribution agent up to two weeks to issue shares of CorePoint Parent common stock to you or to your bank or brokerage firm electronically on your behalf by way of direct registration in book-entry form. Trading of our shares will not be affected during that time. You will not be required to pay any consideration for the shares of CorePoint Parent common stock you will receive in the spin-off, and except for LQH Parent common stock treated for U.S. federal income tax purposes as redeemed in connection with the reverse stock split, you will not be required to surrender or exchange shares of your LQH Parent common stock.

Fractional Shares	The distribution agent will not distribute any fractional shares of CorePoint Parent common stock to LQH Parent stockholders. Fractional shares of CorePoint Parent common stock to which LQH Parent stockholders of record would otherwise be entitled will be aggregated and sold in the public market at prevailing market prices by the distribution agent. The aggregate net cash proceeds of the sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of CorePoint Parent common stock.

Conditions to the Spin-Off	Completion of the spin-off is subject to the satisfaction or waiver by LQH Parent and CorePoint Parent of the following conditions (provided that,

absent a termination of the Merger Agreement, any such waiver will also require the prior written consent of Wyndham Worldwide, which shall not be unreasonably withheld, conditioned or delayed):

•	all the conditions to the merger as set forth in the Merger Agreement shall have been satisfied or waived in accordance with their terms, other than (a) the condition with respect to the distribution and (b) those conditions that by the nature of their terms are to be satisfied at the closing of the merger (provided that such conditions are then capable of being satisfied), including:

•	stockholders of LQH Parent having a majority of the voting power of the shares of LQH Parent common stock outstanding at the close of business on the merger record date and entitled to vote shall have adopted the Merger Agreement and approved amendments to LQH Parent’s certificate of incorporation to effect the reverse stock split, and such approvals must continue to be in full force and effect;

•	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”);

•	no events or developments shall have occurred that has had, or would be reasonably expected to have, a material adverse effect on the business, financial condition, assets, operations or results of operations of La Quinta, taken as a whole or a material adverse effect on the ability of LQH Parent to timely perform its obligations under the Merger Agreement or to timely consummate the transactions contemplated thereby; and

•	compliance in all material respects by Wyndham Worldwide and LQH Parent with such party’s covenants under the Merger Agreement;

•	our Registration Statement on Form 10, of which this information statement forms a part, shall have been declared effective by the Securities and Exchange Commission (the “SEC”), no stop order suspending the effectiveness thereof shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and this information statement, or a notice of internet availability thereof, shall have been mailed to the LQH Parent stockholders as of the record date;

•	the CorePoint Parent common stock shall have been approved for listing on the New York Stock Exchange, subject to official notice of distribution;

•	our Registration Statement on Form S-8 to register the equity awards of CorePoint Lodging held by our directors and employees shall have been filed with the SEC;

•	the receipt by CorePoint Parent of a tax opinion to the effect that, commencing with CorePoint Parent’s taxable year beginning the day after the spin-off and ending on December 31, 2018, CorePoint

Parent will be considered to be organized in conformity with the requirements for qualification as a REIT under the Code, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT; provided that receipt of such tax opinion shall not be required unless the form of tax opinion included as part of the Separation and Distribution Agreement (if the tax opinion were deemed to be executed immediately prior to the distribution) is not valid on its face, due to material changes in facts and circumstances directly applicable to the substance of opinion reflected therein (other than such invalidity as a result of the passage of time to the distribution date);

•	prior to the distribution date, the LQH Board shall have obtained opinions from a nationally recognized valuation firm, in form and substance satisfactory to LQH and Wyndham Worldwide, with respect to the capital adequacy and solvency of each of LQH Parent and CorePoint Parent after giving effect to the distribution;

•	the Cash Payment shall have been received by LQH Parent or one of its subsidiaries (as directed by LQH Parent);

•	no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the spin-off shall be pending, threatened, issued or in effect;

•	the internal reorganization shall have been completed in all material respects;

•	each of the Tax Matters Agreement, the EMA, the Transition Services Agreement, the management and franchise agreements, the pooling agreement and the other ancillary agreements shall have been executed by each party thereto; and

•	the reverse stock split shall have been effected.

We are not aware of any material federal, foreign or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than approvals under the HSR Act and compliance with SEC rules and regulations, approval for listing on the New York Stock Exchange and the declaration of effectiveness of the Registration Statement on Form 10, of which this information statement forms a part, by the SEC, in connection with the distribution. The applicable waiting period under the HSR Act expired on March 2, 2018 at 11:59 p.m., Eastern time. Unless the Merger Agreement has been terminated in accordance with its terms, LQH Parent does not have the right to unilaterally decide to cancel the distribution of the CorePoint Parent common stock. However, if the Merger Agreement is terminated, under certain specified circumstances, LQH may be required to pay Wyndham Worldwide a termination fee of $37.0 million. The spin-off and the merger cannot be completed until the applicable conditions are satisfied or waived, and we cannot be certain when or if the conditions for the spin-off and the merger will be satisfied or waived. For more information, see “Risk Factors—Risks Related to the Spin-Off and the Merger—The spin-off and/or the merger may not be completed on the terms or timeline currently contemplated, if at all, and may have a material adverse effect on us whether or not the merger is completed” and “The Spin-Off—Conditions to the Spin-Off.”

Trading Market and Symbol	We intend to list CorePoint Parent common stock on the New York Stock Exchange under the ticker symbol “CPLG.” We anticipate that, at least two trading days prior to the record date, trading of shares of CorePoint Parent common stock will begin on a “when-issued” basis and will continue up to and including the distribution date, and we expect “regular-way” trading of CorePoint Parent common stock will begin the first trading day after the distribution date. We also anticipate that, at least two trading days prior to the record date, there will be two markets in LQH Parent common stock: (i) a “regular-way” market on which shares of LQH Parent common stock will trade with an entitlement for the purchaser of LQH Parent common stock to shares of CorePoint Parent common stock to be distributed pursuant to the distribution; and (ii) an “ex-distribution” market on which shares of LQH Parent common stock will trade without an entitlement for the purchaser of LQH Parent common stock to shares of CorePoint Parent common stock. For more information, see “Trading Market.”

Tax Consequences of the Spin-Off	The distribution of CorePoint Parent common stock in connection with the reverse stock split is intended to be treated as a redemption of the shares of LQH Parent common stock that are no longer outstanding as a result of the reverse stock split for U.S. federal income tax purposes. For U.S. federal income tax purposes, the spin-off and the merger are expected to be treated as in part a sale, to the extent of the cash received in the merger, and in part a redemption of LQH Parent common stock in exchange for the CorePoint Parent shares received in the spin-off, that together result in a complete termination of LQH Parent stockholders’ interests in LQH Parent in a fully taxable transaction. In general, you will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (1) the sum of (A) the amount of cash received with respect to your LQH Parent shares in the merger plus (B) the fair market value, determined when the spin-off occurs, of the CorePoint Parent shares received in the spin-off, and (2) your adjusted tax basis in your LQH Parent shares. Your tax basis in shares of our common stock received by you in the spin-off will equal the fair market value of such shares on the distribution date. Your holding period for such shares will begin the day after the distribution date. The transaction also will be treated as a taxable sale by LQH Parent, and LQH Parent will recognize gain equal to the excess, if any, of the fair market value of the assets contributed to CorePoint Parent over LQH Parent’s adjusted tax basis in the assets. For a more detailed discussion, see “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the spin-off to such stockholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Relationship with La Quinta after the Spin-Off and the Merger	We have entered into a Separation and Distribution Agreement and EMA with LQH Parent and expect to enter into several other agreements with LQH Parent related to the spin-off. These agreements will govern the relationship between us and La Quinta after completion of the spin-off and the merger and provide for the allocation between us and La Quinta of various assets, liabilities, rights and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities). The Separation and Distribution Agreement provides for the allocation of assets and liabilities between La Quinta and CorePoint Lodging and establishes the rights and obligations between and among the parties following the distribution and the merger. The EMA sets forth the agreements between us and La Quinta concerning certain employee, compensation and benefit-related matters. We intend to enter into one or more Transition Services Agreements with LQH Parent pursuant to which certain services will be provided on an interim basis following the distribution and the merger. We also intend to enter into a Tax Matters Agreement with LQH Parent regarding the sharing of taxes incurred before and after completion of the spin-off and the merger, certain indemnification rights with respect to tax matters and certain restrictions on our conduct following the distribution and the merger. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with LQH Parent Related to the Spin-Off,” and describe some of the risks of these arrangements under “Risk Factors—Risks Related to the Spin-Off and the Merger.”

In order to be eligible to qualify as a REIT for U.S. federal income tax purposes immediately following the spin-off, we will not directly or indirectly operate any of our hotels. In connection with the spin-off and the merger, we will lease each of our wholly owned hotels to our TRS lessees, which, in turn, will engage La Quinta, a third-party manager, to manage these hotels pursuant to management agreements.

The terms of the management and franchise agreements that we and LQH will enter into in connection with the spin-off are described under “Business and Properties—Our Principal Agreements—Management Agreements” and “—Franchise Agreements.”

Distribution Policy

We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes immediately following the spin-off. Following our election and qualification to be treated as a REIT for U.S. federal income tax purposes, we intend to make quarterly dividend payments of at least 90% of our REIT taxable income to holders of our common stock out of assets legally available for this purpose. Dividends will be authorized by and at the sole discretion of our board of directors based on a number of factors including actual results of operations, dividend restrictions under Maryland law or applicable debt covenants, our liquidity and financial condition, our taxable income, the annual distribution requirements under the REIT provisions of the Code, our operating expenses and other factors it may deem relevant. For more information, see “Distribution Policy.”

Purging Distribution	As a result of our intended election to be subject to tax as a REIT for U.S. federal income tax purposes immediately following the spin-off, to comply with certain REIT qualification requirements, we will make the Purging Distribution by declaring a dividend to our stockholders to distribute our accumulated earnings and profits attributable to the period, if any, before our election to be treated as a REIT becomes effective. The Purging Distribution will be paid to our stockholders in cash. Additionally, we expect to declare the Purging Distribution in and to make the Purging Distribution no later than . We expect the approximate aggregate amount of the Purging Distribution will be de minimis. See “The Spin-Off—The Purging Distribution.”

Financing Transactions	Subject to market conditions, CorePoint Lodging expects to complete one or more Financing Transactions on or prior to the completion of the spin-off, including to finance the Cash Payment. In connection with the entry into the Merger Agreement, CorePoint Lodging entered into the Debt Commitment Letter, pursuant to which the Debt Commitment Party has committed, subject to customary conditions, to provide CorePoint Lodging with $1.035 billion in secured debt mortgage and an additional $50.0 million available under a revolving credit facility to provide sufficient funds to make the Cash Payment and for CorePoint Lodging’s general corporate purposes. See “The Spin-Off—Financing Transactions” and “Description of Certain Indebtedness.” There can be no assurances that any such Financing Transactions will be completed in the timeframe or size indicated or at all.

Transfer Agent	Computershare Trust Company, N.A.

Risk Factors	We face both general and specific risks and uncertainties relating to our business, our relationship with La Quinta and our being an independent, publicly traded company. We also are subject to risks relating to the spin-off. You should carefully read the risk factors set forth in the section entitled “Risk Factors” in this information statement.

Summary Historical and Unaudited Pro Forma Consolidated Financial Data

Notwithstanding the legal form of the spin-off described elsewhere in this information statement, for accounting and financial reporting purposes, La Quinta Parent will be presented as being spun-off from CorePoint Parent (a “reverse spin”). This presentation is in accordance with GAAP and is primarily a result of the relative significance of CorePoint Parent’s business to LQH’s business, as measured in terms of revenues, profits, and assets. Further, LQH has been determined to best represent the predecessor entity to CorePoint Parent. Therefore, our historical financial statements presented herein and in our future filings, with respect to periods prior to the spin-off, will be represented by the historical financial statements of LQH, and the pro forma financial statements will present La Quinta Parent as discontinued operations.

The following summary historical consolidated statement of operations data for the years ended December 31, 2017, 2016 and 2015 and the summary historical consolidated balance sheet data as of December 31, 2017 and 2016 are derived from LQH’s audited consolidated financial statements included elsewhere in this information statement.

LQH’s historical results are not necessarily indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of the spin-off from La Quinta. For example, LQH’s historical consolidated financial statements included expenses for costs related to certain shared functions. These costs may not be representative of the future costs we will incur, either positively or negatively, as an independent, public company. See “Risk Factors—Risks Related to the Spin-Off and the Merger—The historical and pro forma financial information presented herein is not necessarily representative of the results that our business would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.”

The unaudited pro forma condensed consolidated financial statements have been adjusted to give effect to the spin-off, presenting CorePoint Parent as the accounting spinnor, as well as other adjustments resulting from the transaction, CorePoint Lodging’s anticipated post-separation capital structure and the impact of, and transactions contemplated by, the Separation and Distribution Agreement, Tax Matters Agreement, EMA, Transition Services Agreement and other commercial agreements between CorePoint Parent and LQH Parent summarized under “Certain Relationships and Related Party Transactions.” CorePoint Parent is currently in the process of implementing plans, which are subject to further refinement, to establish or separate from LQH certain of the internal functions that CorePoint Parent needs to operate effectively and fulfill its responsibilities as a stand-alone public company. These plans reflect anticipated recurring activities that are different than our current activities, as well as certain nonrecurring activities that CorePoint Parent expects will be required during our transition to a stand-alone public company.

The following unaudited summary pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the dates indicated, nor is it indicative of future operating results. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances. See “Unaudited Pro Forma Consolidated Financial Statements.”

The summary historical financial data below should be read together with the audited consolidated financial statements, including the related notes thereto, as well as “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of

Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and the other financial information included elsewhere in this information statement.

	La Quinta Holdings Inc.
	Years ended December 31,
(in thousands, except per share data)	Pro Forma 2017		2017	2016	2015
	(Unaudited)
Statement of Operations Data:
Revenues:
Room revenues		$826,846	$819,547	855,302	$887,358
Franchise and other fee-based revenues		—	114,600	106,468	100,069
Other hotel revenues		15,810	18,972	19,334	19,343

		842,656	953,119	981,104	1,006,770
Brand marketing fund revenues from franchised properties		—	27,511	25,150	23,204

Total revenues		842,656	980,630	1,006,254	1,029,974

Operating Expenses:
Direct lodging expenses		469,155	416,682	409,886	398,828
Depreciation and amortization		140,165	148,421	147,081	166,642
General and administrative expenses		107,154	142,938	115,715	125,697
Other lodging and operating expenses		57,556	56,180	62,281	63,513
Marketing, promotional and other advertising expenses		20,521	70,613	68,327	69,810
Impairment loss		1,178	1,178	104,258	50,121
(Gain) loss on sales		(3,665)	(3,665)	(4,908)	4,088

		792,064	832,347	902,640	878,699

Brand marketing fund expenses from franchised properties		—	27,511	25,150	23,204

Total operating expenses		792,064	859,858	927,790	901,903

Operating income		50,592	120,772	78,464	128,071

Other Income (Expenses):
Interest expense, net		(52,711)	(81,617)	(81,419)	(86,504)
Other income		1,416	1,416	2,345	7,632

Total other (expenses) income, net		(51,295)	(80,201)	(79,074)	(78,872)

Income (loss) before income taxes		(703)	40,571	(610)	49,199
Income tax benefit (expense)		111,636	111,556	(493)	(22,487)

Net income (loss)		$110,933	$152,127	$(1,103)	$26,712
Less: net income attributable to noncontrolling interests		(162)	(162)	(185)	(347)

Net income (loss) attributable to La Quinta Holdings Inc.’s stockholders		$110,771	$151,965	$(1,288)	$26,365

Basic earnings (loss) per share	$		$1.31	$(0.01)	$0.21
Diluted earnings (loss) per share	$		$1.30	$(0.01)	$0.20

	La Quinta Holdings Inc.
	As of December 31,
(in thousands)	Pro Forma 2017	2017	2016	2015
	(Unaudited)
Selected Balance Sheet Data:
Cash and cash equivalents	$55,000	$140,849	$160,596	$86,709
Total assets	2,589,349	2,953,096	2,892,523	2,985,844
Total debt(1)	1,022,856	1,687,961	1,699,950	1,712,099
Total equity	1,488,556	828,298	657,837	746,512

(1)	Includes current portion.

RISK FACTORS

Owning our common stock involves a high degree of risk. You should consider carefully the following risk factors and all other information contained in this information statement. If any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, occur, our business, liquidity, financial condition and results of operations could be materially and adversely affected. If this were to happen, the market price of our common stock could decline significantly, and you could lose all or a part of the value of your ownership in our common stock. Some statements in this information statement, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section in this information statement entitled “Special Note About Forward-Looking Statements.”

Risks Related to Our Business and Industry

We are subject to the business and financial risks inherent to the lodging industry, any of which could reduce our profits, the value of our properties and our ability to make distributions and limit opportunities for growth.

Our business is subject to a number of business, financial and operating risks inherent to the lodging industry, including:

•	significant competition from other lodging businesses and hospitality providers in the markets in which our properties are located;

•	changes in operating costs, including energy, food, compensation, benefits, insurance and unanticipated costs resulting from force majeure events;

•	increases in costs due to inflation or other factors that may not be fully offset by price and fee increases in our business;

•	changes in taxes and governmental regulations that influence or set wages, prices, interest rates or construction and maintenance procedures and costs;

•	the costs and administrative burdens associated with complying with applicable laws and regulations;

•	the costs or desirability of complying with local practices and customs;

•	significant increases in cost for health care coverage for employees, including employees of third-party hotel managers, and potential government regulation with respect to health coverage, such as costs associated with compliance with the requirements of the Patient Protection and Affordable Care Act;

•	shortages of labor or labor disruptions;

•	the availability and cost of capital necessary to fund investments, capital expenditures and service debt obligations;

•	delays in, or cancellations of, planned or future development or renovation projects;

•	the quality of services provided by La Quinta or any other future third-party hotel managers;

•	the financial condition of La Quinta or any other future third-party hotel managers, developers and joint venture partners;

•	relationships with La Quinta or any other future third-party hotel managers, developers and joint venture partners, including the risk that La Quinta or any other third-party hotel managers or franchisors may terminate our management or franchise agreements and joint venture partners may terminate joint venture agreements;

•	changes in desirability of particular geographic locations and shortages of desirable locations for new development;

•	changes in lodging preferences and travel patterns of potential guests of our properties and geographic concentration of our portfolio;

•	changes in the supply and demand for hotel services;

•	decreased business travel as a result of improvements to the alternatives to in-person meetings, including virtual meetings hosted on-line or over private teleconferencing networks; and

•	the ability of third-party internet and other travel intermediaries to attract and retain guests.

Any of these factors could limit or reduce our revenues or increase costs or affect our ability to develop new hotels or maintain our existing hotels. As a result, any of these factors can reduce our profits, the value of our properties and our ability to make distributions and limit opportunities for growth.

Macroeconomic and other factors beyond our control can adversely affect and reduce lodging demand.

Macroeconomic and other factors beyond our control can reduce demand for our lodging products and services, including demand for rooms at our hotels. These factors include, but are not limited to:

•	changes in general economic conditions, including the severity and duration of any downturn in the U.S. or global economy and financial markets;

•	war, political conditions or civil unrest, violence or terrorist activities or threats and heightened travel security measures instituted in response to these events;

•	outbreaks of pandemic or contagious diseases, such as Zika virus, measles, Ebola, legionella bacteria, avian flu, severe acute respiratory syndrome (SARS) and H1N1 (swine flu);

•	natural or man-made disasters, such as earthquakes, tsunamis, tornadoes, hurricanes, typhoons, floods, oil spills and nuclear incidents;

•	decreased corporate or government travel-related budgets and spending and cancellations, deferrals or renegotiations of group business;

•	low consumer confidence, high levels of unemployment or depressed real estate prices;

•	the financial condition and general business condition of the airline, automotive and other transportation-related industries and its impact on travel;

•	decreased airline capacities and routes;

•	travel-related accidents;

•	oil prices and travel costs;

•	statements, actions or interventions by governmental officials related to travel and corporate travel-related activities and the resulting negative public perception of such travel and activities;

•	governmental action and legislation, as well as political debate, conflicts and compromises related to such actions, to the extent that they negatively impact the financial markets and consumer confidence and spending or adversely impact the U.S. economy or international travel;

•	cyber-attacks;

•	climate change and resource scarcity, such as water and energy scarcity;

•	domestic and international political and geo-political conditions; and

•	cyclical over-building in the hotel and lodging industries.

These factors, and the reputational repercussions of these factors, can adversely affect, and from time to time have adversely affected, individual hotels, particular regions and our business, financial condition and results of operations as a whole. Any one or more of these factors could limit or reduce the demand, or the rates that can be charged, for rooms. Declines in ADR and occupancy relating to declines in consumer demand will lower RevPAR and may adversely affect our business, financial condition and results of operations. In addition, these factors could increase our operating costs or affect our ability to purchase or develop new hotels or to maintain our existing hotels.

Contraction in the global economy or low levels of economic growth could adversely affect our revenues and profitability as well as limit or slow our future growth.

Consumer demand for products and services provided by the lodging industry is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Decreased demand can be especially pronounced during periods of economic contraction or low levels of economic growth, and the recovery period in our industry may lag overall economic improvement. Declines in consumer demand due to adverse general economic conditions could negatively impact our business by decreasing the revenues and profitability of our properties. In addition, many of the expenses associated with our business, including personnel costs, interest, rent, property taxes, insurance and utilities, are relatively fixed. During a period of overall economic weakness, if we are unable to meaningfully decrease these costs as demand for our hotels decreases, our financial performance may be adversely affected.

In addition to general economic conditions, new hotel room supply is an important factor that can affect the lodging industry’s performance and overbuilding has the potential to further exacerbate the negative impact of an economic downturn. Room rates and occupancy, and thus RevPAR, tend to increase when demand growth exceeds supply growth. A reduction or slowdown in growth of lodging demand or increased growth in lodging supply could result in returns that are substantially below expectations or result in losses, which could materially and adversely affect our revenues and profitability as well as limit or slow our future growth.

A significant percentage of our hotels are concentrated in three states, which exposes our business to the effects of certain regional events and occurrences.

Although we have hotels located in 41 U.S. states as of December 31, 2017, a significant concentration of our hotels are located in three states. Specifically, as of December 31, 2017, approximately 45% of rooms in our portfolio were located in Texas, Florida and California with approximately 23% of rooms in our portfolio located in Texas. The concentration of hotels in one region or a limited number of markets may expose us to risks of adverse economic developments that are greater than if our portfolio were more geographically diverse. These economic developments include regional economic downturns, significant increases in the number of our competitors’ hotels in these markets and potentially higher local property, sales and income taxes in the geographic markets in which we are concentrated. For example, the downturn in the oil and gas industry significantly affected demand in certain markets in Texas such as Houston and South and West Texas, materially adversely affecting our business in those markets, and a further decline could further adversely affect our business in those markets. In addition, our hotels are subject to the effects of adverse acts of nature, such as winter storms, hurricanes, hail storms, strong winds, earthquakes and tornados, which have in the past caused damage such as flooding and other damage to our hotels in specific geographic locations, including in the Texas, Florida and California markets. For example, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Hurricane Harvey and Hurricane Irma.” Depending on the severity of these acts of nature, the damage to our hotels could require us to close all or substantially all of our hotels in one or more markets for a period of time while the necessary repairs and renovations, as applicable, are undertaken. Additionally, we cannot assure you that the amount of our hurricane, windstorm, earthquake, flood or other casualty insurance we maintain would entirely cover damages caused by any such event.

As a result of our geographic concentration of hotels, we will face a greater risk of a negative impact on our revenues in the event these areas are more severely impacted by adverse economic and competitive conditions and extreme weather than other areas in the United States.

Our hotels operate and we compete for acquisitions in a highly competitive industry.

The lodging industry is highly competitive. Our principal competitors are other owners and investors in the upper-midscale and the midscale select-service lodging segments, including other lodging REITs, as well as major hospitality chains with well-established and recognized brands. However, our hotels generally operate in chain scales that contain numerous competitors, including a wide range of lodging facilities offering full-service, select-service and all-suite lodging options. Hotels in other chain scales, such as full-service hotels, may lower their rates to a level comparable to those of select-service hotels such as ours that, in turn, may further increase competitive pressure in our segments. Our hotels generally compete for guests on the basis of room rates, quality of accommodations, name recognition, service levels, convenience of locations and reward program offerings. We have also seen the emergence of a sharing economy with the increasing availability of online short term rentals. Additionally, an increasing supply of hotel rooms in our hotels’ chain scales, and consolidations in the lodging industry generally, have resulted in the creation of several large, multi-branded hotel chains with diversified operations and greater marketing and financial resources than we or our hotels have, which has increased competition for guests in the segments in which our hotels operate. If we are unable to compete successfully for hotel guests, our revenues or profits may decline.

We also compete for hotel acquisitions with entities that have similar investment objectives as we do. This competition could limit the number of investment opportunities that we find suitable for our business. It may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms or on the terms contemplated in our business plan. Some of these entities may have substantially greater financial resources than we do and may be able and willing to accept more risk than we believe we can prudently manage. During the recovery phase of the lodging cycle, competition among potential buyers may increase the bargaining power of potential sellers, which may reduce the number of suitable investment opportunities available to us or increase pricing. Similarly, during times when we seek to sell hotels, competition from other sellers may increase the bargaining power of the potential property buyers.

We are subject to risks associated with the concentration of our portfolio in the La Quinta brand. Any deterioration in the quality or reputation of the La Quinta brand or our relationship with the La Quinta brand could have an adverse impact on our financial condition or results of operations.

All of our properties as of the date of this information statement utilize the La Quinta brand and participate in the La Quinta Returns program, and we expect to enter into management and franchise agreements with LQH to manage all of our properties prior to the spin-off. As a result, the success of our hotels and their ability to attract and retain guests depends on brand recognition and reputation, including the consistency of the La Quinta brand experience amongst our portfolio of hotels. We cannot assure you that the prior performance of our hotels will be indicative of future results or that competition from other brands will not adversely affect our market position or financial performance.

In addition, the brand recognition and support that provide much of the basis for the successful operation of our hotels can also mean that changes or problems with La Quinta (e.g., integration challenges relating to the acquisition by Wyndham Worldwide of the La Quinta brand, changes in management practices, the spin-off of CorePoint Lodging contemplated by this information statement or acts or omissions that adversely affect our business), or at our hotel properties (e.g., crime, scandal, litigation, negative publicity, catastrophic fires or similar events or accidents and injuries or other harm to guests or team members at our hotels) can have a substantial negative impact on the operations of otherwise successful individual locations, and can cause a loss of consumer confidence in La Quinta and other hotels in our segment. Adverse incidents have occurred in the past and may occur in the future. The considerable expansion in the use of social media over recent years has compounded the potential scope of the negative publicity that could be generated by such incidents. We could also face legal claims and adverse publicity from a variety of events or conditions, many of which are beyond our control. If the reputation or perceived quality of the La Quinta brand declines, our financial condition or results of operations could be adversely affected.

Furthermore, the La Quinta Returns loyalty program allows program members to accumulate points based on eligible stays and hotel charges and redeem the points for a range of benefits including free rooms and other items of value. The program is an important aspect of our business and of the affiliation value of our hotels. Following the merger, Wyndham will be the owner of the La Quinta Returns loyalty program and changes to the program, including allowing La Quinta Returns members to use their points for other hotels in the Wyndham family of brands, which may in certain cases directly compete with our hotels, could negatively impact our business. If the program deteriorates or materially changes in a manner adverse to us, our business, financial condition or results of operations could be materially adversely affected.

We are dependent on the performance of La Quinta and other third-party hotel managers and could be materially and adversely affected if La Quinta or such other third-party hotel managers do not properly manage our hotels or otherwise act in our best interests.

In order for us to qualify as a REIT, with limited exceptions, third parties must operate our hotels. We lease all but one of our hotels to our TRS lessees. Our TRS lessees, in turn, will enter into management agreements with LQH prior to the spin-off to operate our hotels. We could be materially and adversely affected if La Quinta or any other future third-party hotel manager fails to provide quality services and amenities, fails to maintain a quality brand name or otherwise fails to manage our hotels in our best interest, and can be financially responsible for the actions and inactions of our third-party hotel managers pursuant to our management agreements. We also rely on the management company to engage general managers at each of our hotels to manage daily operations and oversee the efforts of their team members. We require the third-party hotel manager to hire general managers whom are trained professionals in the hospitality industry and have extensive experience in many markets worldwide. The failure of the management company to recruit, retain, train or successfully manage general managers for our hotels could negatively affect our operations. La Quinta, following the merger, will become a wholly owned subsidiary of Wyndham Worldwide, which manages and franchises other brands and hotels that compete with our hotels, which could result in conflicts of interest. As a result, La Quinta may make decisions regarding competing lodging facilities that are not in our best interests. Other third-party hotel managers that we engage in the future may also have similar conflicts of interest.

From time to time, disputes may arise between us, La Quinta and/or any other future third-party hotel manager regarding their performance or compliance with the terms of the hotel management agreements, which in turn could adversely affect our results of operations. If we are unable to reach satisfactory results through discussions and negotiations, we or the relevant third-party hotel manager may choose to submit the dispute for resolution pursuant to binding arbitration, the outcome of which may be unfavorable to us. Pursuant to the hotel management agreements we will enter into with LQH prior to the spin-off, we will not have the option of exploring other potentially more favorable judicial procedures to litigate any such dispute. Furthermore, the management agreements have initial terms of 20 years with two additional five-year renewal periods at manager’s option and we may terminate the management agreements only upon an event of default by the applicable third-party hotel manager, a sale of the property or the relevant manager’s failure of certain performance tests which, if disputed, are subject to the binding arbitration process.

In the event that we terminate any of our management agreements, we can provide no assurances that we could find a replacement hotel manager or that any replacement hotel manager will be successful in operating our hotels. If any of the foregoing were to occur, it could materially and adversely affect us.

Furthermore, if our relationship with La Quinta were to deteriorate or terminate as a result of disputes regarding the management of our hotels or for other reasons, La Quinta could, under certain circumstances, terminate our management agreements or franchise agreements for our current hotels or hotels that we may acquire in the future. If any of the foregoing were to occur, it could materially and adversely affect our results of operations and profitability as well as limit or slow our future growth and impair our ability to compete effectively.

Restrictive covenants in certain of our hotel franchise agreements will contain provisions limiting or restricting the sale of our hotels, which could materially and adversely affect our profitability.

Certain of our hotel franchise agreements with LQH will contain restrictive covenants that will limit or restrict our ability to sell a hotel. Generally, we may not agree to sell, lease or otherwise transfer a particular hotel unless La Quinta approves the transfer pursuant to the applicable franchise agreement. As a result, we may be prohibited from taking actions that would otherwise be in our and our stockholders’ best interests. In addition, as noted above, La Quinta may have a conflict that results in La Quinta’s declining to approve a transfer that would be in our and our stockholders’ best interests.

If we are unable to maintain good relationships with La Quinta and other third-party hotel managers and franchisors that we may engage in the future, profitability could decrease and our growth potential may be adversely affected.

The success of our properties largely depends on our ability to establish and maintain good relationships with La Quinta and other third-party hotel managers and franchisors that we may engage in the future. If we are unable to maintain good relationships with La Quinta and such other third-party hotel managers and franchisors, we may be unable to renew existing management or franchise agreements or expand relationships with them. Additionally, opportunities for developing new relationships with additional third-party managers or franchisors may be adversely affected. This, in turn, could have an adverse effect on our results of operations and our ability to execute our growth strategy.

Our efforts to renovate, redevelop or develop our hotels could be delayed or become more expensive, which could reduce profits or impair our ability to compete effectively.

We must maintain and renovate our hotels to remain competitive, maintain the value and brand standards of these hotels and comply with applicable laws and regulations. From time to time, we evaluate our hotels to determine whether additional capital expenditures are required and will provide an acceptable return on investment. For example, in 2016, we undertook a review of our hotel portfolio to identify properties that, with the appropriate scope of capital investment and renovation, we believe have the opportunity to re-position within a market, allowing us to capture additional occupancy and increased rates while being measured against new, higher-quality competitive sets. As a result of this review, we identified approximately 50 properties that, with the appropriate scope of capital investment and renovation, we believe have the opportunity to re-position within a market, capturing occupancy and additional rate while being measured against new, higher-quality competitive sets. We expect construction related to the majority of the remaining repositioning renovations to be completed within the first half of 2018. We may identify additional hotels as part of our on-going review.

Our strategy includes maintenance and renovation of our hotels and may include redevelopment, development and conversion of hotels, which is subject to a number of risks, including:

•	the inability to obtain financing upon favorable terms or at all;

•	construction delays or cost overruns (including labor and materials) that may increase project costs;

•	lack of availability of rooms for revenue-generating activities during construction, modernization or renovation projects;

•	changes in economic conditions that may result in weakened or lack of demand for improvements that we make or negative project returns for improvements that we make;

•	obtaining zoning, occupancy, and other required permits or authorizations;

•	governmental restrictions on the size or kind of development;

•	volatility in the debt and capital markets that may limit our ability to raise capital for projects or improvements;

•	force majeure events, including earthquakes, tornadoes, hurricanes, floods or tsunamis, or acts of terrorism; and

•	design defects that could increase costs.

Furthermore, we generally rely heavily on local contractors, who may be inadequately capitalized or understaffed. The inability or failure of one or more local contractors to perform its obligations may result in construction or remodeling delays, increased costs and loss of revenues. As a result, we may not increase our revenues or generate expected profits and cash flows from the renovation, redevelopment or development of hotels.

If hotels under renovation or development cannot begin operating as scheduled, or if renovation investments adversely affect or fail to improve performance, our ability to compete effectively could be diminished and revenues could be reduced. Further, due to the lengthy development cycle, adverse economic conditions may alter or impede our development plans, thereby resulting in incremental costs to us or potential impairment charges. If the cost of funding these renovations or developments exceeds budgeted amounts, profits could be reduced. Moreover, during the early stages of operations of our hotel properties, charges related to interest expense and depreciation may substantially detract from, or even outweigh, the profitability of certain new hotel investments.

The lodging industry is subject to seasonal and cyclical volatility, which may contribute to fluctuations in our financial condition and results of operations.

The lodging industry is seasonal in nature. The periods during which our properties experience higher revenues vary from hotel to hotel, depending principally upon location and customer base served. Generally, our revenues are greater in the second and third calendar quarters than in the first and fourth quarters. The timing of holidays can also impact our quarterly results. This seasonality can be expected to cause quarterly fluctuations in revenue, profit margins and net earnings. In addition, the opening of hotels and the timing of any hotel acquisitions or dispositions may cause a variation of revenue from quarter to quarter. We can provide no assurances that our cash flows will be sufficient to offset any shortfalls that occur as a result of these fluctuations. As a result, we may have to enter into short-term borrowings in certain quarters to make distributions to our stockholders in accordance with our distribution policy upon our election to qualify as a REIT, and we can provide no assurances that such borrowings will be available to us on favorable terms, if at all. In addition, the lodging industry is cyclical and demand generally follows the broader economy on a lagged basis. The seasonality and cyclicality of our industry may contribute to fluctuations in our financial condition and results of operations.

Our expenses may not decrease even if our revenue decreases.

Many of the expenses associated with owning hotels, such as debt-service payments, property taxes, insurance, utilities and employee wages and benefits, are relatively inflexible. They do not necessarily decrease in tandem with a reduction in revenue at the hotels and may be subject to increases that are not tied to the performance of our hotels or the increase in the rate of inflation generally. In addition some of our third-party ground leases require periodic increases in ground rent payments. Our ability to pay these rents could be affected adversely if our hotel revenues do not increase at the same or a greater rate than the increases in rental payments under the ground leases.

In the event of a significant decrease in demand, La Quinta or other third-party hotel managers that we may engage in the future may not be able adjust the labor model to offset the decrease in demand. Our hotel managers also may be unable to offset any fixed or increased expenses with higher room rates. Any of our efforts to reduce operating costs also could adversely affect the future growth of our business and the value of our hotel properties.

Our business is capital intensive and our failure to make necessary investments could adversely affect the profitability of our properties.

Our hotels have an average age of 29 years. For these hotels to remain attractive and competitive, we have to make periodic investments to keep these hotels well maintained, modernized and refurbished. This creates an ongoing need for capital. We may be unable to access capital or unwilling to spend available capital when necessary. To the extent that we cannot fund expenditures from cash generated by the operation of our properties, funds must be borrowed or otherwise obtained, which may be difficult to obtain. Failure to make the investments necessary to maintain or improve our portfolio or act in accordance with applicable brand standards could adversely affect the profitability of our properties.

We are exposed to the inherent risks resulting from our investments in real estate, including the relative illiquidity of such investments, which could increase our costs, reduce our profits and limit our ability to respond to market conditions.

Real estate investments are relatively illiquid and, therefore, cannot be purchased or sold rapidly in response to changes in economic or other conditions. Buyers may not be identified quickly or be able to secure suitable financing to consummate a transaction or we may not be able to sell hotels on terms favorable to us. Furthermore, sales of certain appreciated hotels could generate material adverse tax consequences, which may affect our ability to sell hotels in response to market conditions and adversely affect our ability to generate cash flows.

Moreover, the Code imposes restrictions on a REIT’s ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs require that we hold our hotels for use in a trade or business or for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of hotels that otherwise would be in our best interests. Therefore, we may not be able to adjust the composition of our portfolio promptly in response to changing economic, financial and investment conditions or dispose of assets at opportune times or on favorable terms, which may adversely affect our cash flows and our ability to make distributions to stockholders.

Additionally, real estate ownership is subject to other risks, including:

•	governmental regulations relating to real estate ownership or operations, including tax, environmental, zoning and eminent domain laws;

•	loss in value or functionality, or unanticipated liabilities, due to environmental conditions, local market or neighborhood conditions, governmental takings, uninsured casualties or restrictive changes in zoning and similar land use laws and regulations or in health, safety and environmental laws, rules and regulations and other governmental and regulatory action;

•	changes in tax laws and property taxes, even if the hotel level cash flows remain the same or decrease;

•	increased potential civil liability for accidents or other occurrences in hotels;

•	the ongoing need for owner funded capital improvements and expenditures to maintain or upgrade hotels;

•	periodic total or partial closures due to renovations and hotel improvements;

•	risks associated with mortgage debt, including the possibility of default, fluctuating interest rate levels and uncertainties in the availability of replacement financing;

•	risks associated with the possibility that cost increases will outpace revenue increases and that in the event of an economic slowdown, the high proportion of fixed costs will make it difficult to reduce costs to the extent required to offset declining revenues;

•	acts of God, including earthquakes, hurricanes, floods, winter storms and other natural disasters (that may result in uninsured losses, including property value losses caused by nearby disasters even if our hotels are completely undamaged);

•	fluctuations in real estate values or potential impairments in the value of our assets;

•	maintaining tenants for leased properties; and

•	contingent liabilities that exist after we have exited a property.

Any of the forgoing risks could increase our costs, reduce our profits and the value of our properties and limit our ability to respond to market conditions.

We face various risks posed by our acquisition, redevelopment, repositioning, renovation and re-branding activities, as well as our disposition activities.

One element of our business strategy is to invest in identifying and consummating acquisitions of additional hotels and portfolios. We can provide no assurances that we will be successful in identifying attractive hotels or that, once identified, we will be successful in consummating an acquisition. We face significant competition for attractive investment opportunities from other well-capitalized investors, some of which have greater financial resources and a greater access to debt and equity capital to acquire hotels than we do. This competition increases as investments in real estate become increasingly attractive relative to other forms of investment. As a result of such competition, we may be unable to acquire certain hotels or portfolios that we deem attractive or the purchase price may be significantly elevated or other terms may be substantially more onerous. In addition, we expect to finance future acquisitions through a combination of retained cash flows, borrowings and offerings of equity and debt securities, which may not be available on advantageous terms, or at all. Any delay or failure on our part to identify, negotiate, finance on favorable terms, consummate and integrate such acquisitions could materially impede our growth.

In addition, newly acquired, redeveloped, renovated, repositioned or re-branded hotels may fail to perform as expected and the costs necessary to bring such hotels up to applicable brand standards may exceed our expectations, which may result in the hotels’ failure to achieve projected returns.

In particular, these activities could pose the following risks to our ongoing operations:

•	we may abandon such activities and may be unable to recover expenses already incurred in connection with exploring such opportunities;

•	acquired, redeveloped, renovated or re-branded hotels may not initially be accretive to our results, and we and the third-party hotel managers may not successfully manage newly acquired, renovated, redeveloped, repositioned or re-branded hotels to meet our expectations;

•	we may be unable to quickly, effectively and efficiently integrate new acquisitions, particularly acquisitions of portfolios of hotels, into our existing portfolio;

•	our redevelopment, repositioning, renovation or re-branding activities may not be completed on schedule, which could result in increased debt service and other costs and lower revenues, and defects in design or construction may result in delays and additional costs to remedy the defect or require a portion of a property to be closed during the period required to rectify the defect;

•	management attention may be diverted by our acquisition, redevelopment, repositioning or re-branding activities, which in some cases may turn out to be less compatible with our growth strategy than originally anticipated;

•	we may not be able to meet the loan covenants in any financing obtained to fund the new development, creating default risks;

•	we may issue shares of stock or other equity interests in connection with such acquisitions that could dilute the interests of our existing stockholders;

•	we may assume various contingent liabilities in connection with such transactions;

•	we may divest of hotels which will impact our revenue and EBITDA and may yield lower than expected returns or otherwise fail to achieve the benefits we expect; and

•	we may incur losses on sales or impairment on anticipated sales of properties.

The occurrence of any of the foregoing events, among others, could materially and adversely affect our results of operations and profitability as well as limit or slow our future growth.

Required capital expenditures and costs associated with, or failure to maintain, brand operating standards may materially and adversely affect our results of operations and profitability.

The terms of our franchise agreements and management agreements generally require us to meet specified operating standards and other terms and conditions and compliance with such standards may be costly. We expect that La Quinta and any other future third-party franchisors will periodically inspect our hotels to ensure that we and any third-party hotel managers follow brand standards. Additionally, under the terms of the franchise agreements, we will be required to make specified per-room capital expenditures at each property, which requirement could cause us to make greater investments in underperforming properties than we might otherwise. See “Business and Properties—Our Principal Agreements—Franchise Agreements.”

Failure by us, or any hotel management company that we engage, to maintain the operating standards, make required capital expenditures or comply with other terms and conditions could result in a franchise agreement being canceled or the franchisor requiring us to undertake a costly property improvement program. If a franchise agreement is terminated due to our failure to make required improvements or to otherwise comply with its terms, we also may be liable to the franchisor for a termination payment, which will vary by franchisor and by hotel. If the funds required to maintain brand operating standards are significant, or if a franchise agreement is terminated, it could materially and adversely affect our results of operations and profitability.

If we were to lose a brand license at one or more of our hotels, the value of the affected hotels could decline significantly and we could incur significant costs to obtain new franchise agreements, which could materially and adversely affect our results of operations and profitability as well as limit or slow our future growth.

All of our properties as of the date of this information statement utilize the La Quinta brand. We will lease each of our hotels to our TRS lessees. Our TRS lessees, in turn, will enter into management agreements with LQH prior to the spin-off to operate our hotels. We may, in the future, rebrand existing properties, acquire properties that operate under other brands and/or engage other third-party hotel managers and franchisors. If we were to lose a brand license, the underlying value of a particular hotel could decline significantly from the loss of associated name recognition, marketing support, participation in guest loyalty programs and the centralized reservation system provided by the franchisor or brand manager, which could require us to recognize an impairment on the hotel. Furthermore, the loss of a franchise agreement for a particular hotel could harm our relationship with the franchisor or brand manager, which could impede our ability to operate other hotels under the same brand, limit our ability to obtain new franchise agreements or brand management agreements from the franchisor or brand in the future on favorable terms, or at all, and cause us to incur significant costs to obtain a new franchise agreement or brand management agreement for the particular hotel. Accordingly, if we lose one or more franchise agreements or brand management agreements, it could materially and adversely affect our results of operations and profitability as well as limit or slow our future growth.

Cyber threats and the risk of data breaches or disruptions of our hotel franchisors’, managers’ or our own information technology systems could materially adversely affect our business.

La Quinta is dependent on information technology networks and systems, including the internet, to access, process, transmit and store proprietary and customer information, and we expect that other hotel managers that we contract with in the future also will be dependent on such networks. These complex networks include reservation systems, hotel management systems, customer databases, call centers, administrative systems and third-party vendor systems. These systems require the collection and retention of large volumes of personally identifiable information of hotel guests, which may include credit card numbers.

These information networks and systems can be vulnerable to threats such as: system, network or internet failures; computer hacking or business disruption; cyber-terrorism; viruses, worms or other malicious software programs; and employee error, negligence or fraud. The risks from these cyber threats are significant. We expect La Quinta may be subject to cyber-attacks in the future and may experience data breaches. We rely on La Quinta, and will rely on other hotel managers that we contract with in the future, to protect proprietary and customer information from these threats. Any compromise of our hotel managers’ networks could result in a disruption to operations, such as disruptions in fulfilling guest reservations, delayed bookings or lost guest reservations. Any of these events could, in turn, result in disruption of the operations of our hotels, in increased costs and in potential litigation and liability. In addition, public disclosure, or loss of customer or proprietary information could result in damage to La Quinta’s reputation and a loss of confidence among hotel guests and result in reputational harm for our hotels, which may have a material adverse effect on our business, financial condition and results of operations.

In addition to the information technologies and systems La Quinta uses to operate our hotels, we expect to have our own corporate technologies and systems that are used to access, store, transmit, and manage or support a variety of business processes. There can be no assurance that the security measures we have taken to protect the contents of these systems will prevent failures, inadequacies or interruptions in system services or that system security will not be breached through physical or electronic break-ins, computer viruses, and attacks by hackers. Disruptions in service, system shutdowns and security breaches in the information technologies and systems we use, including unauthorized disclosure of confidential information, could have a material adverse effect on our business, our financial reporting and compliance, and subject us to liability claims or regulatory penalties which could be significant.

The growth of internet reservation channels could adversely affect our business and profitability.

A significant percentage of hotel rooms for individual guests is booked through internet travel intermediaries. Search engines and peer-to-peer inventory sources also provide online travel sources that compete with our hotels.

If bookings continue to shift to higher cost distribution channels, including internet travel intermediaries and meeting procurement firms, it could materially impact our profits. Bookings through internet travel intermediaries have been increasing. In 2016, such bookings represented 21.0% of comparable system-wide consumed room revenues. In 2017, such bookings represented 23.8% of comparable system-wide consumed room revenues. As such bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from the La Quinta brand, other brands our properties may utilize in the future and management companies. These hospitality intermediaries also may reduce these bookings by de-ranking our hotels in search results on their platforms, and other online providers may divert business away from our hotels. Moreover, hospitality intermediaries generally employ aggressive marketing strategies, including expending significant resources for online and television advertising campaigns to drive consumers to their websites. Further, some of these internet travel intermediaries are attempting to commoditize hotel rooms by increasing the importance of price and general indicators of quality at the expense of brand identification.

All of our properties as of the date of this information statement utilize the La Quinta brand. Consumers may develop brand loyalties to the intermediaries’ websites and reservations systems rather than to the La Quinta brand. If this happens, our business and profitability may be significantly harmed. Consolidation of internet travel intermediaries, and the entry of major internet companies into the internet travel bookings business, also could divert bookings away from La Quinta’s website and increase our hotels’ cost of sales.

In addition, recent class action litigation against several online travel intermediaries and lodging companies challenges the legality under antitrust law of certain provisions in contracts with third-party intermediaries. In one such action, several online travel intermediaries and lodging companies were sued for deceptive advertising and allegedly conspiring to fix prices. The court dismissed the action after finding the plaintiffs’ claims implausible and not linked to any harm. Although La Quinta was not named in that action, and the case sets favorable precedent, there is no guarantee that another similar action will not be filed in the future.

A disruption to the functioning of the La Quinta reservation system could have an adverse effect on our hotels.

La Quinta manages a reservation system that communicates reservations to our hotels that have been made by individuals directly, either online or by telephone to call centers or through devices via mobile applications, or through intermediaries like travel agents, internet travel web sites and other distribution channels. We expect that any other future third-party franchisor would similarly manage a reservation system. The cost, speed, efficacy and efficiency of the reservation system, as well as protection of personal or confidential information of its users, are important aspects of any brand. Any degradation of, failure of adequate development relative to, or security breach of, such reservation system may adversely affect our affiliated hotels.

These reservation systems generally rely on data communications networks operated by unaffiliated third parties. Any significant interruption of the function of our reservation system (or significant parts of our reservation system) may adversely affect our business as well as our ability to generate revenues.

The cessation, reduction or taxation of program benefits of La Quinta’s Returns loyalty program or our access to it could adversely affect the La Quinta brand and guest loyalty.

All of our properties as of the date of this information statement participate in the Returns program for the La Quinta brand. Our hotels contribute a percentage of the guest’s room rate per night to the program for each hotel stay of a Returns program member. La Quinta arranges with service providers such as airlines to exchange monetary value represented by points for program awards and may charge a license fee to such service providers for use of the La Quinta brand trademarks. Returns program members accumulate points based on eligible stays and hotel charges and redeem the points for a range of benefits, including free rooms, airline miles and other items of value. Currently, the program benefits are not taxed as income to members. We are not the owner of the Returns program and changes to the program or our access to it could negatively impact our business. If the program awards and benefits are materially altered, curtailed or taxed and, as a result, a material number of Returns members choose to stay at non-La Quinta-branded hotels, our business could be adversely affected.

A number of our hotels are subject to ground leases; if we are found to be in breach of a ground lease or are unable to renew a ground lease, we could be adversely affected.

Eighteen of our hotels are either completely or partially on land subject to ground leases. If we are found to be in breach of a ground lease or ground sublease, such ground lease or sublease could be terminated. Assuming that we exercise all available options to extend the terms of our ground leases and ground subleases, all of our ground leases and ground subleases will expire between 2018 and 2096, one of which will expire in 2018. However, in certain cases, our ability to exercise such options is subject to the condition that we are not in default under the terms of the ground lease or ground sublease, as applicable, at the time that we exercise such options and/or the time such extension occurs, and we can provide no assurances that we will be able to exercise our options at such time. Furthermore, we can provide no assurances that we will be able to renew our ground leases and ground subleases upon expiration or at satisfactory economic terms. If a ground lease or ground sublease expires or is terminated, we would be unable to derive income from such hotel, which could adversely affect us.

We will not recognize any increase in the value of the land or improvements subject to our ground leases and may only receive a portion of compensation paid in any eminent domain proceeding with respect to the hotel.

Unless we purchase a fee interest in the land and improvements subject to our ground leases, we will not have any economic interest in the land or improvements at the expiration of our ground leases and therefore we generally will not share in any increase in value of the land or improvements beyond the term of a ground lease, notwithstanding our capital outlay to purchase our interest in the hotel or fund improvements thereon, and will lose our right to use the hotel. Furthermore, if a governmental authority seizes a hotel subject to a ground lease under its eminent domain power, we may only be entitled to a portion of any compensation awarded for the seizure.

We may be subject to unknown or contingent liabilities related to the hotels that we may acquire in the future, which could materially and adversely affect our revenues and profitability growth.

The hotels that we may acquire in the future may be subject to unknown or contingent liabilities for which we may have no recourse, or only limited recourse, against the sellers. In general, the representations and warranties provided under the transaction agreements related to the purchase of the hotels we acquire may not survive the completion of the transactions. Furthermore, indemnification under such agreements may be limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses. As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that may be incurred with respect to liabilities associated with these hotels may exceed our expectations, and we may experience other unanticipated adverse effects, all of which could materially and adversely affect our revenues and profitability.

We depend on external sources of capital for future growth; therefore, any disruption to our ability to access capital at times and on terms reasonably acceptable to us may affect adversely our business and results of operations.

Ownership of hotels is a capital intensive business that requires significant capital expenditures to acquire, operate, maintain and renovate properties. To qualify as a REIT, we will be required to distribute to our stockholders at least 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and excluding any net capital gain), including taxable income recognized for U.S. federal income tax purposes but with regard to which we do not receive cash. As a result, we must finance our growth, fund debt repayments and fund these significant capital expenditures largely with external sources of capital. Our ability to access external capital could be hampered by a number of factors, many of which are outside of our control, including:

•	price volatility, dislocations and liquidity disruptions in the U.S. and global equity and credit markets such as occurred during 2008 and 2009;

•	changes in market perception of our growth potential, including downgrades by rating agencies;

•	decreases in our current and estimated future earnings;

•	decreases or fluctuations in the market price of our common stock;

•	increases in interest rates; and

•	the terms of our existing long-term indebtedness.

Any of these factors, individually or in combination, could prevent us from being able to obtain the external capital we require on terms that are acceptable to us, or at all, which could have a material adverse effect on our ability to finance our future growth and our financial condition and results of operations. Potential consequences of disruptions in U.S. and global equity and credit markets and, as a result, an inability for us to access external capital at times, and on terms, reasonably acceptable to us could include:

•	a need to seek alternative sources of capital with less attractive terms, such as more restrictive covenants and shorter maturity;

•	adverse effects on our financial condition and liquidity, and our ability to meet our anticipated requirements for working capital, debt service and capital expenditures;

•	higher costs of capital;

•	an inability to enter into derivative contracts to hedge risks associated with changes in interest rates and foreign currency exchange rates; or

•	an inability to execute on our acquisition strategy.

Governmental regulation may adversely affect the operation of our hotels.

Our hotels are subject to extensive local, regional and national regulations and, on a periodic basis, must obtain various licenses and permits. The laws and regulations of states, counties, cities, provinces and other political subdivisions may also require certain registration, disclosure statements and other practices with respect to the franchising of hotels. Any failure to identify, obtain or maintain required licenses and permits could result in adverse consequences.

The hotel industry is subject to extensive federal, state and local governmental regulations in the United States, including those relating to building and zoning requirements and those relating to the preparation and sale of food. We and our hotel managers are also subject to licensing and regulation by state and local departments relating to health, sanitation, fire and safety standards, and to laws governing their relationships with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. In connection with the continued operation or remodeling of certain of our hotels, we may be required to expend funds to meet federal, state and local regulations. For example, we have incurred and may incur additional significant costs complying with the Americans with Disabilities Act (“ADA”), which requires that all public accommodations meet certain federal requirements related to access and use by disabled persons. The regulations also mandate certain operational requirements that hotel operators must observe. If, pursuant to the ADA, we are required to make substantial alterations to, and capital expenditures for, our hotels, including removal of access barriers, it could increase our expenditures and, in turn, could reduce our earnings. Any failure to obtain or maintain any such licenses or any publicity resulting from actual or alleged violations of any such laws and regulations could result in injunctive relief, fines, damage awards or capital expenditures and could have an adverse effect on our results of operations. Moreover, new or revised laws and regulations or new interpretations of existing laws and regulations could affect the operation of our hotels or result in significant additional expense and operating restrictions on us.

U.S. environmental laws and regulations may cause us to incur substantial costs or subject us to potential liabilities.

We are subject to certain compliance costs and potential liabilities under various U.S. federal, state and local environmental, health and safety laws and regulations. These laws and regulations govern actions including air emissions, the use, storage and disposal of hazardous and toxic substances and wastewater disposal. Our failure to comply with such laws, including any required permits or licenses, could result in substantial fines or possible revocation of our authority to conduct some of our operations. We could also be liable under such laws for the costs of investigation, removal or remediation of hazardous or toxic substances at our currently or formerly owned or operated hotels or at third-party locations in connection with our waste disposal operations, regardless of whether or not we knew of, or caused, the presence or release of such substances. In some cases, we may be entitled to indemnification from the party that caused the contamination, but there can be no assurance that we would be able to recover all or any costs we incur in addressing such problems. From time to time, we may be required to remediate such substances or remove, abate or manage asbestos, mold, radon gas, lead or other hazardous conditions at our hotels. The presence or release of such toxic or hazardous substances could result in third-party claims for personal injury, property or natural resource damages, business interruption or other losses. Such claims and the need to investigate, remediate, or otherwise address hazardous, toxic or unsafe conditions could adversely affect our operations, the value of any affected hotel, or our ability to sell, lease or assign our rights in any such hotel, or could otherwise harm our business. Environmental, health and safety requirements have also become increasingly stringent, and our costs may increase as a result. For example, Congress, the U.S. Environmental Protection Agency (“EPA”), and some states are considering or have undertaken actions to regulate and reduce greenhouse gas emissions. New or revised laws and regulations or new interpretations of existing laws and regulations, such as those related to climate change, could affect the operation of our hotels or result in significant additional expense and operating restrictions on us.

Asbestos, lead-based paint, mold and other hotel related issues could expose us to substantial liability.

Certain U.S. laws impose liability for the release of asbestos containing materials into the air or require the removal or containment of asbestos containing materials, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to toxic or hazardous substances. Some of our hotels may have asbestos containing materials, and if such materials are discovered, we are required to take action as and when required by applicable law. Such laws require that, as owners of buildings containing asbestos, we must (i) properly manage and maintain the asbestos, (ii) notify and train certain employees regarding the presence of asbestos and the related hazards and (iii) undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. Such laws may impose fines and penalties on us if we fail to comply with these requirements and may allow third parties to seek recovery for personal injury associated with exposure to asbestos fibers, which could significantly increase our operating costs and reduce our earnings.

In addition, certain laws impose liability for lead based paint, and third parties may seek recovery from owners of real properties for personal injury associated with lead based paint. Limits are placed on the amount of lead that may be present in public drinking water supplies, and third parties may seek recovery from owners of real properties for injuries arising from exposure to high lead concentration. We indemnify La Quinta, and we will indemnify other third-party hotel managers that we may engage in the future, for certain legal costs resulting from management of our hotels.

Other materials used in the construction of our hotels that are currently thought to be safe may in the future be determined to be hazardous, and could expose us to substantial liability for damages, injuries, adverse health effects or removal and disposal costs. In addition, other building supplies thought to be appropriate for their use, while not toxic, have been discovered to be defective (such as fire-retardant plywood or polybutylene piping). Defects in such supplies have resulted in substantial costs on the part of the owners of affected hotels to remove and replace the defective materials. Materials currently thought to be appropriate or safe may in the future prove to be defective, and could result in substantial costs or losses.

Problems associated with mold may pose risks to our hotels and also may be the basis for personal injury claims against us. There is no generally accepted standard for the assessment of mold. If left unchecked or inadequately addressed, the growth of mold could result in litigation and remediation expenses, or in a closure of some or all of a hotel, that could adversely affect revenues from an individual hotel. We have discovered that some of our hotels have problems with mold. The presence of mold at some of our hotels has required us to undertake a remediation program to remove the mold from the affected hotels. The cost of remediation to date has not been material. However, remediation costs may substantially increase if there is mold in our other hotels or if costs related to mold such as legal and insurance expense continue to increase rapidly, which could significantly increase our operating costs and reduce our earnings.

Additionally, the EPA has identified certain health risks associated with elevated radon gas in buildings, and has recommended that certain mitigating measures be considered. It is possible that other environmental conditions not currently known, or known but not currently thought to be dangerous, may in the future be determined to present a risk to health or safety, such as with respect to possible exposure to waterborne pathogens.

For all of these reasons, the presence of, or potential for contamination by, such hazardous or toxic substances, or exposure to pathogens, at, on, under, adjacent to, emanating from, or in any of our hotels could materially adversely affect the operations, the value of such hotel or the ability to attract guests to such hotel, or could otherwise harm our business.

Adverse judgments or settlements resulting from legal proceedings in which we may be involved in the normal course of our business could reduce our profits or limit our ability to operate our business.

In the normal course of our business, we are involved in various legal proceedings. La Quinta and other third-party hotel managers that we may engage in the future, whom we indemnify for legal costs resulting from management of our hotels, may also be involved in various legal proceedings relating to the management of our hotels. The outcome of these proceedings cannot be predicted. If any of these proceedings were to be determined adversely to us or our third-party hotel managers or a settlement involving a payment of a material sum of money were to occur, it could materially and adversely affect our profits or ability to operate our business. On April 25, 2016, a purported stockholder class action lawsuit, captioned Beisel v. La Quinta Holdings Inc. et al., was filed in the U.S. District Court for the Southern District of New York. On July 21, 2016, the court appointed lead plaintiff (“plaintiff”), and, on December 30, 2016, plaintiff filed the operative complaint on behalf of purchasers of La Quinta Parent’s common stock from November 19, 2014 through February 24, 2016 (the “Class Period”) and on behalf of a subclass who purchased La Quinta Parent’s common stock pursuant to La Quinta Parent’s March 24, 2015 secondary public offering (the “March Secondary Offering”). The operative complaint names as defendants La Quinta Parent and certain of its current and former officers and members of its board of directors, among others. The complaint alleges, among other things, that, in violation of the federal securities laws, the registration statement and prospectus filed in connection with the March Secondary Offering contained materially false and misleading information or omissions and that La Quinta Parent as well as certain current and former officers made false and misleading statements in earnings releases and to analysts during the Class Period. The plaintiff seeks unspecified compensatory damages and other relief. On February 10, 2017, the defendants moved to dismiss the complaint. On August 24, 2017, the District Court granted the defendants’ motion to dismiss with prejudice. Subsequently, on September 20, 2017, the plaintiff filed an appeal with the U.S. Court of Appeals for the Second Circuit. On December 29, 2017, the plaintiff submitted its appellant brief. Appellate briefing is scheduled to be completed in May 2018. In recent years, a number of hospitality companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal laws and regulations regarding workplace and employment matters, consumer protection claims and other commercial matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants through adverse judgments or settlement agreements. Additionally, we could become the subject of future claims by third parties, including current or former third-party property owners, guests who use our properties, our employees, our investors or regulators. Any significant adverse judgments or settlements would reduce our profits and could limit our ability to operate our business. Further, we may incur costs related to claims for which we have appropriate third-party indemnity, but such third parties fail to fulfill their contractual obligations.

The loss of senior executives could significantly harm our business.

Our ability to maintain our competitive position depends to a large degree on the efforts and skills of our senior executives. Finding suitable replacements for senior executives could be difficult. We currently do not have a life insurance policy or key person insurance policy with respect to any of our senior executives. Any failure of our management to work together to effectively manage our operations, any additional departures of senior executives, our inability to hire other key management, and any failure to effectively integrate new management into our controls, systems and procedures may adversely affect our business, results of operations and financial condition.

We are subject to risks associated with the employment of hotel personnel, particularly with hotels that employ unionized labor, which could increase our operating costs, reduce the flexibility of our hotel managers to adjust the size of the workforce at our hotels and could materially and adversely affect our revenues and profitability.

Prior to the spin-off, we will enter into management agreements with LQH to operate each of our hotels. La Quinta is generally responsible for hiring and maintaining the labor force at each of the hotels they manage. Although we generally do not directly employ or manage employees at our hotels, we are subject to many of the costs and risks generally associated with the hotel labor force. Increased labor costs due to factors like additional taxes or requirements to incur additional employee benefits costs, including the requirements of the Affordable Care Act or any similar health care regulations enacted in the future, may adversely impact our operating costs. If a portion of the workforce at our hotels were to become unionized, it may also hinder the ability of La Quinta and any other hotel management company that we engage to resolve employment matters and disputes directly with their employees.

From time to time, strikes, lockouts, public demonstrations or other negative actions and publicity may disrupt hotel operations at any of our hotels, negatively impact the reputation of our brands, or harm relationships with the labor forces at our hotels. We also may incur increased legal costs and indirect labor costs as a result of contract disputes or other events. Additionally, hotels where our hotel managers have collective bargaining agreements with employees are more highly affected by labor force activities than others. The resolution of labor disputes or new or re-negotiated labor contracts could lead to increased labor costs, either by increases in wages or benefits or by changes in work rules that raise hotel operating costs. Furthermore, labor agreements may limit the ability of our hotel managers to adjust the labor model during an economic downturn because collective bargaining agreements are negotiated between the hotel managers and labor unions. We do not have the ability to control the outcome of these negotiations.

If the insurance that we carry does not sufficiently cover damage or other potential losses or liabilities to third parties involving our hotels, our profits could be reduced.

We carry insurance from insurance carriers that we believe is adequate for foreseeable first and third party losses and with terms and conditions that we believe are reasonable and customary. Nevertheless, market forces beyond our control could limit the scope of the insurance coverage that we can obtain or restrict our ability to buy insurance coverage at reasonable rates. In the event of a substantial loss, the insurance coverage that we carry may not be sufficient to reimburse us in full for our losses or pay the full value of financial obligations, liabilities or the replacement cost of any lost investment or property loss, which could adversely affect our profits. In addition, risks that may fall outside the general coverage terms and limits of the policies and certain types of losses that are significantly uncertain, or generally of a catastrophic nature, such as hurricanes, earthquakes and floods or terrorist acts, may be uninsurable or not economically insurable. If such losses or events occur, they could cause substantial damage to our hotels or the surrounding area, without any insurance coverage. Further, we may not be able to obtain or renew insurance policies or, if we are able to obtain or renew our coverage, it may be at a significantly higher cost than the historic cost.

In addition, insurance coverage for our hotels and for casualty losses does not customarily cover damages that are characterized as punitive or similar damages. As a result, any claims or legal proceedings, or settlement of any such claims or legal proceedings that result in damages that are characterized as punitive or similar damages may not be covered by our insurance. If these types of damages are substantial, our financial condition and results of operation may be adversely affected.

In some cases, these factors could result in certain losses being completely uninsured. As a result, we could lose some or all of the capital invested in a hotel, as well as the anticipated future revenues and profits from the hotel. We could suffer an uninsured or underinsured loss, and we may not have sufficient insurance to cover awards of damages resulting from claims made against us.

Terrorism insurance may not be available at commercially reasonable rates or at all.

Following the September 11, 2001 terrorist attacks in New York City and the Washington, D.C. area, Congress passed the Terrorism Risk Insurance Act of 2002, which established the Terrorism Risk Insurance Program (the “Program”) to provide insurance capacity for terrorist acts. The Program expired at the end of 2014 but was reauthorized, with some adjustments to its provisions, in January 2015 for six years through December 31, 2020. We carry insurance from insurance carriers to respond to both first-party and third-party liability losses related to terrorism. We purchase our first-party property damage and business interruption insurance from a stand-alone market in place of and to supplement insurance from government run pools. If the Program is not extended or renewed upon its expiration in 2020, or if there are changes to the Program that would negatively affect insurance carriers, premiums for terrorism insurance coverage will likely increase and/or the terms of such insurance may be materially amended to increase stated exclusions or to otherwise effectively decrease the scope of coverage available, perhaps to the point where it is effectively unavailable.

Terrorist attacks and military conflicts may adversely affect the lodging industry.

The September 11, 2001 terrorist attacks in New York City and the Washington, D.C. area and the November 13, 2015 terrorist attacks in Paris, France underscore the possibility that large public facilities or economically important assets could become the target of terrorist attacks in the future. The occurrence or the possibility of terrorist attacks or military conflicts could, among other things, generally reduce travel to affected areas for tourism and business or adversely affect the willingness of guests to stay in or avail themselves of hotel services and result in higher costs for security and insurance premiums or diminish the availability of insurance coverage for losses related to terrorist attacks, all of which could adversely affect our financial condition and results of operations.

Changes to estimates or projections used to assess the fair value of our assets, or operating results that are lower than our current estimates at certain properties, may cause us to incur impairment charges that could adversely affect our results of operations.

Our total assets include a substantial amount of long-lived assets, principally property and equipment, including hotels, and intangible assets. We analyze our assets for impairment on an annual basis or more frequently if events or changes in circumstances indicate that an asset might be impaired. Our evaluation of impairment requires us to make certain estimates and assumptions including projections of future results. After performing our evaluation for impairment, including an analysis to determine the recoverability of long-lived assets, we will record an impairment loss when the carrying value of the underlying asset, asset group or reporting unit exceeds its fair value. Decisions to divest hotels could result in the requirement to record an impairment charge due to, among other factors, a decrease in the assumed holding period for the hotel. For example, during 2016, as part of the strategic review of our hotel portfolio, we identified approximately 50 properties as candidates for sale in the near term. After considering the shortened holding period and probability of selling these hotels, we determined that the estimated cash flows were less than the carrying value of certain hotels and therefore we reduced the carrying values to their estimated fair value. This resulted in an impairment charge of approximately $80.3 million. Also during 2016, we entered into agreements to sell 11 of our hotels and recorded an impairment charge of $19.3 million to adjust the value of these assets to their fair value, less transaction costs. Further divestitures could result in additional impairment charges. In addition, if the estimates or assumptions used in our evaluation of impairment change, we may be required to record additional impairment charges on certain of our assets. During times of economic distress, declining demand and declining earnings often result in declining asset values. If any impairment losses we recognize are significant, our financial condition and results of operations would be adversely affected.

Changes in federal, state or local tax law or interpretations of existing tax law, or adverse determinations by tax authorities, could increase our tax burden or otherwise adversely affect our financial condition, results of operations or cash flows.

We are currently subject to taxation at the federal, state and local levels in the United States. Our future effective tax rate could be affected by changes in the composition of earnings in jurisdictions with differing tax rates, changes in statutory rates and other legislative changes, changes in the valuation of our deferred tax assets and liabilities, or changes in determinations regarding the jurisdictions in which we are subject to tax. From time to time, the U.S. federal, state and local governments make substantive changes to tax rules and their application, which could result in materially higher taxes than would be incurred under existing tax law or interpretation and could adversely affect our profitability, financial condition, results of operations or cash flows. State and local tax authorities have also increased their efforts to increase revenues through changes in tax law and audits. Such changes and proposals, if enacted, could increase our future effective income tax rates. We are subject to ongoing and periodic tax audits and disputes in various jurisdictions. An unfavorable outcome from any tax audit could result in higher tax costs, penalties and interest, thereby adversely impacting our financial condition, results of operations or cash flows. Furthermore, we intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes immediately following the spin-off. See “—Risks Related to our REIT Status and Certain Other Tax Items.”

We are currently under audit by the Internal Revenue Service and may be required to pay additional taxes.

The Internal Revenue Service (the “IRS”) is currently auditing the tax returns of La Quinta Corporation, one of LQH’s former REITs prior to the Pre-IPO Transactions, and BRE/LQ Operating Lessee Inc., one of LQH’s former taxable REIT subsidiaries prior to the Pre-IPO Transactions, in each case for the tax years ended December 31, 2010, 2011, 2012 and 2013. With respect to the audits of the 2010 and 2011 tax returns, LQH received a draft notice of proposed adjustment from the IRS on January 9, 2014, and the notice of proposed adjustment was issued to LQH on June 2, 2014. LQH submitted a timely response to the notice of proposed adjustment and, on July 7, 2014, we received an IRS 30-Day Letter proposing to impose a 100% tax on the REIT totaling $158 million for the periods under audit in which the IRS has asserted that the rent charged for these periods under the lease of hotel properties from the REIT to the taxable REIT subsidiary exceeded an arm’s length rent. In addition, the IRS proposed to eliminate $89 million of net operating loss carryforwards for the taxable REIT subsidiary for the tax years 2006 through 2009; however, in an IRS rebuttal received on September 26, 2014, the IRS conceded its proposed adjustment on this point was incorrect. LQH disagrees with the IRS’ position with respect to rents charged by the REIT to its taxable REIT subsidiary and has appealed the proposed tax and adjustments to the IRS Appeals Office. In determining amounts payable by LQH’s taxable REIT subsidiary under the lease, LQH engaged a third party to prepare a transfer pricing study contemporaneous with the lease which concluded that the lease terms were consistent with an arm’s length rent as required by relevant provisions of the Code and applicable Treasury Regulations. Attorneys and others representing LQH conducted preliminary discussions regarding the appeal with the IRS Appeals Office team on March 31, 2015 and April 1, 2015. In response to a supplemental analysis submitted by the IRS economist to the IRS Appeals Office and provided to us on August 18, 2015, LQH submitted responses dated September 3, 2015 and October 1, 2015.

LQH’s most recent meeting with the IRS Appeals Office team occurred on January 25, 2017. In September 2017, IRS Appeals conceded that the proper measurement date for the lease was July 6, 2007, the date used in the contemporaneous transfer pricing study described above. In November 2017, IRS Appeals returned the matter to IRS Examination for further factual development. LQH believes the IRS transfer pricing methodologies applied in the audits contain flaws and that the IRS proposed tax and adjustments are inconsistent with U.S. transfer pricing principals and the U.S. federal tax laws related to REITs. LQH has concluded that the positions reported on our tax returns under audit by the IRS are, based on their technical merits, more-likely-than-not to be sustained upon examination. Accordingly, as of the date of this filing, LQH has not established any reserves related to this proposed adjustment or any other issues reflected on the returns under examination. If, however,

LQH or we are unsuccessful in challenging the IRS, an excise tax would be imposed on the REIT equal to 100% of the excess rent and we could owe additional income taxes, interest and penalties, which could adversely affect our financial condition, results of operations and cash flow and the price of our common stock. Such adjustments could also give rise to additional state income taxes.

On November 25, 2014, LQH was notified that the IRS intended to examine the tax returns of the same entities subject to the 2010 and 2011 audit in each case for the tax years ended December 31, 2012 and 2013. LQH received several draft notices of proposed adjustment proposing a transfer pricing related assessment of approximately $18 million for 2013, but the IRS recently indicated they were withdrawing that proposed assessment. In addition, LQH received a draft notice of proposed adjustment proposing transfer pricing related adjustments to our net operating losses for the years 2006 through 2009. The IRS has since indicated that it will not pursue the transfer-pricing adjustment. On August 8, 2017, the IRS issued a 30-Day Letter, in which it is proposed to disallow net operating loss carryovers originating in tax years 2006-2011 or, in the alternative, tax years 2006-2009, depending upon the outcome of the 2010-2011 examination discussed above. On September 26, 2017, LQH furnished a timely protest to the IRS exam team. They have since indicated that they intend to furnish a rebuttal to LQH’s protest, at which time the matter will be referred to the IRS Appeals Office. Based on analysis of these notices, LQH believes the NOL disallowances proposed in the 2012-2013 audit contain the same flaws present in the 2010-2011 audit and that the IRS proposed adjustment is inconsistent with U.S. federal income tax laws relating to REITs. LQH has concluded that the positions reported on its tax returns under audit by the IRS are, based on their technical merits, more-likely-than-not to be sustained upon examination. Accordingly, as of the date of this filing, LQH has not established any reserves related to this proposed adjustment or any other issues reflected on the returns under examination.

If the IRS were successful in its challenges relating to LQH’s 2010-2013 tax years, LQH could owe additional income taxes, interest and penalties, which will be allocated to us pursuant to the Tax Matters Agreement described under “Certain Relationships and Related Party Transactions—Agreements with LQH Parent Related to the Spin-Off—Tax Matters Agreement.”

Although neither we nor any of our subsidiaries have been a REIT for U.S. federal income tax purposes following the IPO, there can be no assurance that the IRS will not challenge the Pre-IPO Entities’ REIT status for previous years in which they elected REIT status. If the IRS were to successfully challenge the previous REIT status of any such entity, we may be required to pay additional taxes.

Certain of the Pre-IPO Entities elected to be treated as REITs for U.S. federal income tax purposes for taxable years ended on and prior to the date of the initial public offering of LQH Parent. Following consummation of the initial public offering of LQH Parent, neither we nor any of our subsidiaries has been a REIT for U.S. federal income tax purposes. However, there can be no assurance that the IRS will not challenge the Pre-IPO Entities’ REIT qualification for previous years in which they elected REIT status. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code for which only a limited number of judicial or administrative interpretations exist. Although we believe that each of the Pre-IPO Entities that elected to be treated as a REIT met all of these requirements and qualified as a REIT in each of the years REIT status was elected, if the IRS were to successfully challenge the previous REIT status of any such entity, we could be liable for additional income taxes, interest and penalties, which could adversely affect our financial condition, results of operations and cash flow and the price of our common stock.

Changes to accounting rules or regulations may adversely affect our reported financial condition and results of operations.

New accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. A change in accounting rules or regulations may require retrospective application and affect our reporting of transactions completed before the change is effective, and future changes to accounting rules or regulations or the questioning of current accounting practices may adversely affect our reported financial condition and results of operations. See Note 2: “Basis of Presentation and Summary of Significant Accounting Policies” in LQH’s audited consolidated financial statements included elsewhere in this information statement for a summary of accounting standards issued but not yet adopted.

If we elect to grow our portfolio internationally, the risks of doing business internationally could lower our revenues, increase our costs, reduce our profits or disrupt our business.

None of our hotels are located outside of the United States. We may acquire hotels located outside of the United States in the coming years. As a result, we may be, on a potentially increasing basis, subject to the risks of doing business outside the United States, including recessionary trends or economic instability in international markets, changes in foreign currency exchange rates or currency restructurings and hyperinflation or deflation in the countries in which our properties are located, the imposition of restrictions on currency conversion or the transfer of funds or limitations on our ability to repatriate non-U.S. earnings in a tax effective manner, the presence and acceptance of varying levels of business corruption in international markets, the impact of various anti-corruption and other laws, the impact of complying with regulations and policies of foreign governments, the difficulties involved in managing an organization doing business in many different countries, rapid changes in non-U.S. governmental, economic and political policies, political or civil unrest and acts of terrorism, increases in anti-American sentiment or the threat of international boycotts or U.S. anti-boycott legislation, forced nationalization of properties by local, state or national governments and events that make travel to such a region less attractive or more difficult.

Any or all of these factors may adversely affect the income from and the market value of our hotels located in international markets. In addition, the economy of any region in which our hotels are located may be adversely affected to a greater degree than that of other areas of the country or the world by certain developments affecting industries concentrated in that region or country. A decline in the general economic condition in regions or countries in which our hotels are located could result in a decrease in hotel demand in the region, and the income from and market value of these hotels may be adversely affected. Over time, room rates in regions can fluctuate and have historically fluctuated widely. While these factors and the impact of these factors are difficult to predict, any one or more of them could lower our revenues, increase our costs, reduce our profits or disrupt our business, and as our international operations increase, these risks will become more pronounced.

Risks Related to our Indebtedness

Our substantial indebtedness could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry and our ability to pay our debts and could expose us to interest rate risk to the extent of our variable debt and divert our cash flow from operations to make debt payments.

Following the spin-off, we will have a significant amount of indebtedness. As of December 31, 2017, after giving pro forma effect to the consummation of the spin-off and the Financing Transactions, our total indebtedness would have been approximately $1.0 billion and we would have had $50.0 million of availability under our revolving credit facility. Our substantial debt could have important consequences, including:

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and distributions to stockholders and to pursue future business opportunities;

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•	exposing us to increased interest expense, as our degree of leverage may cause the interest rates of any future indebtedness (whether fixed or floating rate interest) to be higher than they would be otherwise;

•	exposing us to the risk of increased interest rates because certain of our indebtedness is at variable rates of interest;

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants, could result in an event of default that accelerates our obligation to repay indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, hotel development, satisfaction of debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who may be better positioned to take advantage of opportunities that our leverage prevents us from exploiting.

In addition, we are a holding company and substantially all of our consolidated assets are owned by, and most of our business is conducted through, our subsidiaries. Revenues from these subsidiaries are our primary source of funds for debt payments and operating expenses. If our subsidiaries are restricted from making distributions to us, that may impair our ability to meet our debt service obligations or otherwise fund our operations. Moreover, there may be restrictions on payments by subsidiaries to their parent companies under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to stockholders only from profits. As a result, although a subsidiary of ours may have cash, we may not be able to obtain that cash to satisfy our obligation to service our outstanding debt or fund our operations.

Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on many factors, some of which are not within our control.

Our ability to make payments on our indebtedness, to fund planned capital expenditures and to make distributions to our stockholders will depend on our ability to generate cash in the future. To a certain extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow to service our debt and meet our other commitments, we may need to restructure or refinance all or a portion of our debt, sell material assets or operations or raise additional debt or equity capital. We may not be able to affect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt arrangements may restrict us from affecting any of these alternatives. Our failure to make the required interest and principal payments on our indebtedness would result in an event of default under the agreement governing such indebtedness, which may result in the acceleration of some or all of our outstanding indebtedness.

Despite our level of indebtedness following the spin-off, we may be able to incur substantially more debt and enter into other transactions, which could further exacerbate the risks to our financial condition described above.

We may be able to incur significant additional indebtedness in the future. Although the debt agreements we will enter into in connection with the Financing Transactions will likely contain restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions are often subject to a number of qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under our debt instruments. In addition, our organization documents contain no limitation on the amount of debt we may incur, and our board of directors may change our financing policy at any time without stockholder notice or approval. To the extent new debt is added to our current debt levels, the substantial leverage risks described in the preceding two risk factors would increase.

The debt agreements we will enter into in connection with the Financing Transactions will contain, and future debt agreements may contain, restrictions that may limit our flexibility in operating our business.

The debt agreements we will enter into in connection with the Financing Transactions will contain operating covenants that limit the discretion of management with respect to certain business matters. These covenants may place restrictions on our ability to incur additional indebtedness and make guarantees, create liens on assets, enter into sale and leaseback transactions, engage in mergers and consolidations, sell assets, make fundamental changes, pay dividends and distributions or repurchase our capital stock, make investments, loans and advances, including acquisitions, engage in certain transactions with affiliates, make changes in the nature of our business and make prepayments of junior debt and may require us to maintain certain levels of indebtedness and/or interest expense. Additionally, the documents governing our future indebtedness may place additional restrictions on us and may require us to meet certain financial ratios and tests. Our ability to comply with these and other provisions of our new debt agreements and future debt agreements is dependent on our future performance, which will be subject to many factors, some of which are beyond our control. The breach of any of these covenants or non-compliance with any of these financial ratios and tests could result in an event of default under the debt agreements, which, if not cured or waived, could result in acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions.

The use of debt to finance future acquisitions could restrict operations, inhibit our ability to grow our business and revenues, and negatively affect our business and financial results.

We intend to incur additional debt in connection with future hotel acquisitions. We may, in some instances, borrow under our anticipated secured mortgage and, in certain circumstances mezzanine credit facility or secured revolving credit facility or borrow new funds to acquire hotels. In addition, we may incur mortgage debt by obtaining loans secured by a portfolio of some or all of the hotels that we own or acquire. If necessary or advisable, we also may borrow funds to make distributions to our stockholders to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes. To the extent that we incur debt in the future and do not have sufficient funds to repay such debt at maturity, it may be necessary to refinance the debt through debt or equity financings, which may not be available on acceptable terms or at all and which could be dilutive to our stockholders. If we are unable to refinance our debt on acceptable terms or at all, we may be forced to dispose of hotels at inopportune times or on disadvantageous terms, which could result in losses. To the extent we cannot meet our future debt service obligations, we will risk losing to foreclosure some or all of our hotels that may be pledged to secure our obligations.

For tax purposes, a foreclosure of any of our hotels would be treated as a sale of the hotel for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the hotel, we would recognize taxable income on foreclosure, but we would not receive any cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. In addition, we may give full or partial guarantees to lenders of mortgage debt on behalf of the entities that own our hotels. When we give a guarantee on behalf of an entity that owns one of our hotels, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any of our hotels are foreclosed on due to a default, our ability to pay cash distributions to our stockholders will be limited.

Covenants applicable to future debt could restrict our ability to make distributions to our stockholders, and as a result, we may be unable to make distributions necessary to qualify as a REIT, which could materially and adversely affect us and the market price of our shares of common stock.

We intend to operate in a manner so as to qualify as a REIT for U.S. federal income tax purposes. To qualify as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gain, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our stockholders in a calendar year is less than a minimum amount specified under the Code. If, as a result of covenants applicable to our future debt, we are restricted from making distributions to our stockholders, we may be unable to make distributions necessary for us to avoid U.S. federal corporate income and excise taxes and to qualify and maintain our qualification as a REIT, which could materially and adversely affect us.

Risks Related to the Spin-Off and the Merger

The distribution of our common stock will not qualify for tax-free treatment and should be taxable to you for U.S. federal income tax purposes as a sale or exchange of your stock.

For U.S. federal income tax purposes, the spin-off and the merger are expected to be treated as in part a sale, to the extent of the cash received in the merger, and in part a redemption of LQH Parent common stock in exchange for the CorePoint Parent shares received in the spin-off, that together result in a complete termination of LQH Parent stockholders’ interests in LQH Parent in a fully taxable transaction. In general, you will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (1) the sum of (A) the amount of cash received with respect to your LQH Parent shares in the merger plus (B) the fair market value, determined when the spin-off occurs, of the CorePoint Parent shares received in the spin-off, and (2) the your adjusted tax basis in your LQH Parent shares.

Your tax basis in shares of our common stock received in the spin-off generally will equal the fair market value of such shares on the date of the spin-off, and the holding period for such shares will begin the day after the date of the spin-off. See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

There can be no guarantee that the IRS or any taxing authority will agree with the treatment of the distribution of our stock to LQH Parent stockholders discussed above. If the IRS or any taxing authority were to successfully challenge this treatment, an amount equal to the fair market value of our common stock received by LQH Parent stockholders will be treated as a taxable dividend to the extent of such LQH Parent stockholders’ ratable share of any current or accumulated earnings and profits of LQH Parent allocable to the distribution, with the excess treated as a nontaxable return of capital to the extent of such LQH Parent stockholders’ tax basis in such LQH Parent stockholders’ shares of LQH Parent common stock and any remaining excess treated as capital gain.

Although LQH Parent will be ascribing a value to our shares in the distribution for tax purposes, this valuation is not binding on the IRS or any other tax authority. These taxing authorities could ascribe a higher valuation to our shares, particularly if our stock trades at prices significantly above the value ascribed to our shares by LQH Parent in the period following the distribution. Such a higher valuation may cause you to recognize additional capital gain income. You should consult your own tax advisor as to the particular tax consequences of the distribution to you.

The spin-off and related transactions may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.

The spin-off could be challenged under various state and federal fraudulent conveyance laws. An unpaid creditor or an entity vested with the power of such creditor (such as a trustee or debtor-in-possession in a bankruptcy) could claim that La Quinta Parent did not receive fair consideration or reasonably equivalent value in the spin-off, and that the spin-off left La Quinta Parent insolvent or with unreasonably small capital or that La Quinta Parent intended or believed it would incur debts beyond its ability to pay such debts as they mature. If a court were to agree with such a plaintiff, then such court could void the spin-off as a fraudulent transfer and could impose a number of different remedies, including without limitation, returning our assets or your shares in our company to La Quinta Parent or providing La Quinta Parent with a claim for money damages against us in an amount equal to the difference between the consideration received by La Quinta Parent and the fair market value of our company at the time of the spin-off.

The measure of insolvency for purposes of the fraudulent conveyance laws may vary depending on which jurisdiction’s law is applied. Generally, however, an entity would be considered insolvent if the fair saleable value of its assets is less than the amount of its liabilities (including the probable amount of contingent liabilities), and such entity would be considered to have unreasonably small capital if it lacked adequate capital to conduct its business in the ordinary course and pay its liabilities as they become due. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that La Quinta Parent were solvent at the time of or after giving effect to the spin-off, including the distribution of our common stock.

We could be required to assume responsibility for obligations allocated to La Quinta Parent under the Separation and Distribution Agreement.

Under the Separation and Distribution Agreement and related ancillary agreements, from and after the spin-off, each of La Quinta Parent and CorePoint Parent will be generally responsible for the debts, liabilities and other obligations related to the business or businesses which they own and operate following the consummation of the spin-off and the merger. Although we do not expect to be liable for any obligations that are not allocated to us under the Separation and Distribution Agreement, a court could disregard the allocation agreed to between the parties, and require that we assume responsibility for obligations allocated to La Quinta Parent (for example, tax and/or environmental liabilities), particularly if La Quinta Parent were to refuse or were unable to pay or perform the allocated obligations. See “Certain Relationships and Related Party Transactions—Agreements with LQH Parent Related to the Spin-Off—Separation and Distribution Agreement.”

The historical and pro forma financial information presented herein is not necessarily representative of the results that our business would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

Due to the relative significance of CorePoint Lodging to LQH, among other factors, CorePoint Parent will be treated as the accounting spinnor to LQH for accounting purposes, notwithstanding the legal form of the spin-off described in this information statement. Therefore, the historical financial statements of LQH will represent the historical financial statements of CorePoint Parent and LQH Parent will be presented as discontinued operations. Accordingly, the historical and pro forma financial information for CorePoint Parent included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that CorePoint Parent would have achieved as a separate, publicly traded company during the periods presented or those that CorePoint Parent will achieve in the future as a result of the factors described below:

•	prior to the spin-off, CorePoint Lodging’s business has been operated by LQH as part of its broader corporate organization in combination with the management and franchise business that will be held by La Quinta after the spin-off. We currently rely on LQH to provide certain corporate and administrative services such as information technology, financial and human resource services. A portion of the La Quinta management and franchise business performs services for or engages in intercompany transactions with the Separated Real Estate Business that will be held by CorePoint Lodging after the spin-off. CorePoint Parent’s historical and pro forma financial results reflect allocations of corporate expenses from La Quinta for such functions and are likely to differ from the expenses CorePoint Lodging would have incurred had it operated as a separate company from LQH. After the spin-off, CorePoint Lodging may not be able to operate its business efficiently or at comparable costs, and its profitability may decline;

•	prior to the spin-off, CorePoint Lodging’s historical financial statements, as represented by the financial statements of LQH, include the assets, liabilities, results of operations and cash flows attributable to LQH’s management and franchise business, which will be held by La Quinta after the spin-off; and

•	CorePoint Lodging’s historical financial information does not reflect its obligations under the various transitional and other agreements it has entered, or will enter, into with LQH in connection with the spin-off and the merger.

Other significant changes will occur in CorePoint Lodging’s cost structure, management, financing and business operations as a result of operating as a company separate from the combined businesses of LQH and CorePoint Lodging. For additional information about the historical financial performance of CorePoint Lodging’s business and the basis of presentation of the historical consolidated financial statements and the unaudited pro forma condensed consolidated financial statements of CorePoint Lodging’s business, see “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes of LQH included elsewhere in this information statement.

We may incur greater costs as an independent company than we did when we were part of LQH.

While part of LQH, the real estate business owned by CorePoint Parent has been able to take advantage of LQH’s size and purchasing power in procuring certain goods and services such as insurance and health care benefits, and technology such as computer software licenses. CorePoint Lodging’s real estate business also relied on LQH to provide various corporate functions. After the spin-off, as a separate, independent entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable to us as those we obtained prior to the distribution. We may also incur costs for functions previously performed by LQH that are higher than the amounts reflected in the historical financial statements presented herein, which could cause our profitability to decrease.

Our ability to meet our capital needs may be harmed by the loss of financial support from LQH.

The loss of financial support from LQH could harm our ability to meet our capital needs. LQH can currently provide certain capital that may be needed in excess of the amounts generated by our operating activities and historically has provided financing to us at rates that we believe are not representative of the cost of financing that we will incur as a stand-alone company. After the spin-off, we expect to obtain any funds needed in excess of the amounts generated by our operating activities through the capital markets or bank financing, and not from La Quinta. After the spin-off, we may incur higher debt servicing and other costs relating to new indebtedness than we would have otherwise incurred as a part of LQH. As a stand-alone company, the cost of our financing also will depend on other factors such as our performance and financial market conditions generally. Further, we cannot guarantee that we will be able to obtain capital market financing or credit on favorable terms, or at all, in the future. We cannot be certain that our ability to meet our capital needs, including servicing our own debt, will not be harmed by the loss of financial support from LQH.

We may be unable to achieve some or all of the benefits that we expect to achieve from the spin-off.

As discussed under “The Spin-Off—Reasons for the Spin-Off,” we believe that a spin-off will enhance our long-term value. However, by separating from La Quinta, we may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of La Quinta. In addition, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the distribution, and failure to achieve and maintain effective internal controls could have a material adverse effect on our business and the price of our common stock.

Our financial results previously were included within the consolidated results of LQH Parent, and we believe that our financial reporting and internal controls were appropriate for a subsidiary of a public company.

However, we were not directly subject to the reporting and other requirements of the Exchange Act. As a result of the distribution, we will be directly subject to reporting and other obligations under the Exchange Act. Beginning with our second annual report on Form 10-K, we will be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) which will require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm as to whether we maintained, in all material respects, effective internal controls over financial reporting as of the last day of the year. These reporting and other obligations may place significant demands on our management, administrative and operational resources, including accounting systems and resources.

The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. Under the Sarbanes-Oxley Act, we are required to maintain effective disclosure controls and procedures and internal controls over financial reporting. To comply with these requirements, we will need to establish our own systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If we are unable to establish our financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired.

If, during periods we are required to assess the effectiveness of our internal controls, we are unable to conclude that we have effective internal controls over financial reporting or our independent public accounting firm is unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls as required by Section 404 of the Sarbanes-Oxley Act, we may be unable to report our financial information on a timely basis, investors may lose confidence in our operating results, the price of our common stock could decline and we may be subject to litigation or regulatory enforcement actions, which would require additional financial and management resources. This could have a material adverse effect on our business and lead to a decline in the price of our common stock.

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with LQH Parent related to the spin-off.

Our agreements with LQH Parent related to the spin-off, including the Separation and Distribution Agreement, EMA, Tax Matters Agreement, Transition Services Agreements, the franchise agreements and management agreements and any other agreements, have been negotiated with LQH and Wyndham in the context of our separation from LQH and the subsequent sale of LQH’s management and franchising business to Wyndham. Accordingly, these agreements may not reflect terms that would have resulted from negotiations among unaffiliated third parties. The terms of the agreements being negotiated in the context of the spin-off are related to, among other things, allocations of assets and liabilities, rights and indemnification and other obligations among La Quinta Parent and us. To the extent that certain terms of those agreements provide for rights and obligations that could have been procured from third parties, we may have received better terms from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions—Agreements with LQH Parent Related to the Spin-Off.”

Following the spin-off, we will be dependent on La Quinta Parent to provide certain services pursuant to the Transition Services Agreement.

Currently, we rely on LQH Parent to provide certain corporate and administrative services such as information technology, financial and human resource services. We expect to develop the capability to provide all such services internally or through the use of third parties at CorePoint Lodging. However, to the extent that we are unable to develop such capabilities prior to the spin-off, we will rely on La Quinta Parent to continue to provide certain services for a period of time pursuant to a Transition Services Agreement that we intend to enter in connection with the spin-off. If La Quinta Parent is unable or unwilling to provide such services pursuant to the Transition Services Agreement, or if the agreement is terminated prior to the end of its term, we may be unable to provide such services ourselves or we may have to incur additional expenditures to obtain such services from another provider.

The spin-off and/or the merger may not be completed on the terms or timeline currently contemplated, if at all, and may have a material adverse effect on us whether or not the merger is completed.

LQH is actively engaged in planning for the spin-off and the merger. We currently anticipate that LQH will effect the spin-off and close the merger during the second quarter of 2018, but we cannot be certain when or if the conditions for the spin-off and the merger will be satisfied or waived. The spin-off and the merger cannot be completed until the applicable conditions are satisfied or waived.

Unanticipated developments could delay or negatively impact the distribution, including those related to the filing and effectiveness of appropriate filings with the SEC, the listing of our common stock on a trading market, and receiving any required regulatory approvals. We cannot assure that the spin-off and/or the merger will be completed. See “The Spin-Off—Conditions to the Spin-Off.” Effectuating the spin-off is one of the conditions to the merger.

Whether or not LQH completes the spin-off and/or the merger, our ongoing businesses may be adversely affected and we may be subject to certain risks and consequences as a result of LQH pursuing the spin-off and the merger, including, among others, the following:

•	execution of the spin-off and the merger will require significant time and attention from LQH’s management, which may distract them from the operation of our business and the execution of other initiatives that may have been beneficial to us;

•	our employees may be distracted due to uncertainty about their future roles pending the completion of the spin-off and the merger;

•	parties with which we have business relationships may experience uncertainty as to the future of such relationships and may delay or defer certain business decisions, seek alternative relationships with third parties or alter their present business relationships with us;

•	La Quinta and we will be required to pay significant costs and expenses relating to the spin-off and the merger, such as legal, accounting and other professional fees, whether or not the merger is completed; and

•	we may experience negative reactions from the financial markets.

Any delays in the anticipated completion of the distribution may increase these risks. In addition, the Merger Agreement contains certain termination rights for both Wyndham Worldwide and LQH Parent, including in the event the required stockholder approval is not obtained at a duly convened meeting of La Quinta stockholders or in the event the merger is not consummated on or before July 17, 2018 (which date may be extended by either party by 90 days in the event that all closing conditions are satisfied or waived, other than approval under the HSR Act). The Merger Agreement further provides that, upon termination of the Merger Agreement in certain circumstances, including if the Merger Agreement is terminated by Wyndham Worldwide in the event the board of directors of LQH Parent effects a Change of Board Recommendation (as defined in the Merger Agreement), or by LQH Parent in accordance with, and subject to, the terms of the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal (as defined in the Merger Agreement), LQH Parent would be required to pay Wyndham Worldwide a termination fee of $37.0 million.

Risks Related to our REIT Status and Certain Other Tax Items

If we do not qualify and maintain our qualification as a REIT, we will be subject to tax as a C corporation and could face a substantial tax liability.

We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes immediately following the spin-off, and we expect to continue to operate so as to qualify as a REIT under the Code. However, we cannot assure you that we will qualify and remain qualified as a REIT. In connection with our separation from La Quinta Parent, we expect to receive an opinion from Simpson Thacher & Bartlett LLP that, beginning in our taxable year ending December 31, 2018, we will be considered to be organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws and our proposed method of operations will enable us to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for such taxable year and subsequent taxable years. You should be aware that Simpson Thacher & Bartlett LLP’s opinion is based upon customary assumptions, will be conditioned upon certain representations made by us and La Quinta Parent as to factual matters, including representations regarding the nature of our and La Quinta Parent’s assets and conduct of business and such opinion is not binding upon the IRS or any court. The opinion will be expressed as of the date issued. Simpson Thacher & Bartlett LLP will have no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law. Furthermore, both the validity of the opinion and our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, the results of which will not be monitored by Simpson Thacher & Bartlett LLP.

Moreover, qualification as a REIT involves the interpretation and application of highly technical and complex Code provisions for which no or only a limited number of judicial or administrative interpretations may exist. Notwithstanding the availability of cure provisions in the Code, we could fail to meet various compliance requirements, which could jeopardize our REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. If we fail to qualify as a REIT in any tax year, then:

•	we would be taxed as a C corporation, which under current laws, among other things, means being unable to deduct dividends paid to stockholders in computing taxable income and being subject to U.S. federal income tax on our taxable income at normal corporate income tax rates;

•	any resulting tax liability could be substantial and could have a material adverse effect on our book value and financial condition;

•	unless we were entitled to relief under applicable statutory provisions, we would be required to pay income taxes, and thus, our cash available for distribution to stockholders would be reduced for each of the years during which we did not qualify as a REIT; and

•	we generally would not be eligible to requalify as a REIT for the subsequent four full taxable years.

In addition, if we fail to qualify as a REIT, we will not be required to make distributions to stockholders, and all distributions to stockholders will be subject to tax as dividend income to the extent of our current and accumulated earnings and profits. As a result of all these factors, our failure to qualify as a REIT could impair our ability to execute our business and growth strategies, as well as make it more difficult for us to raise capital and service our indebtedness.

Qualifying as a REIT involves highly technical and complex provisions of the Code and therefore, in certain circumstances, may be subject to uncertainty.

In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the composition of our assets, the sources of our income and the diversity of our stock ownership. Also, we must make distributions to stockholders aggregating annually at least 90% of our “REIT taxable income” (determined without regard to the dividends paid deduction and excluding net capital gain). Compliance with these requirements and all other requirements for qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury regulations that have been promulgated under the Code is greater in the case of a REIT that, like us, conducts significant business operations through one or more TRS. Even a technical or inadvertent mistake could jeopardize our REIT status. In addition, the determination of various factual matters and circumstances relevant to REIT qualification is not entirely within our control and may affect our ability to qualify as a REIT. Accordingly, we cannot be certain that our organization and operation will enable us to qualify as a REIT for U.S. federal income tax purposes.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, built-in gain tax on the taxable sale of assets, tax on income from some activities conducted as a result of a foreclosure, and non-U.S. income, state or local income, property and transfer taxes. Moreover, if we have net income from “prohibited transactions,” that income will be subject to a 100% tax. In addition, we could, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT. We are subject to U.S. federal and state income tax (and any applicable non-U.S. taxes) on the net income earned by our TRSs. In addition, our domestic TRSs are subject to normal corporate federal, state and local taxation. Any of these taxes would decrease cash available for distributions to stockholders.

The ability of our board of directors to revoke our REIT election without stockholder approval may cause adverse consequences to our stockholders.

Our charter will provide our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a regular corporation, without the approval of our stockholders. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our net taxable income and we generally would no longer be required to distribute any of our net taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Liquidation of assets may jeopardize our REIT qualification.

To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

We have no operating history as a REIT, and our inexperience may impede our ability to successfully manage our business or implement effective internal controls.

While certain of our subsidiaries previously operated as REITs, we have no operating history as a REIT. We cannot assure you that our past experience will be sufficient to successfully operate our company as a REIT. Upon completion of the spin-off, we will be required to implement substantial control systems and procedures to qualify and maintain our qualification as a REIT. As a result, we will incur significant legal, accounting and other expenses that we have not previously incurred, and our management and other personnel will need to devote a substantial amount of time to comply with these rules and regulations and establish the corporate infrastructure and controls demanded of a REIT. These costs and time commitments could be substantially more than we currently expect. Therefore, the historical consolidated and unaudited pro forma condensed consolidated financial statements contained herein may not be indicative of our future costs and performance as a REIT.

Complying with REIT requirements may cause us to forego and/or liquidate otherwise attractive opportunities and limit our expansion opportunities.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, our sources of income, the nature of our investments in real estate and related assets, the amounts we distribute to our stockholders and the ownership of our stock. We may also be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

To qualify as a REIT, we must also ensure that at the end of each calendar quarter, at least 75% of the value of our gross assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities cannot include more than 10% of the outstanding voting securities of any one issuer or 10% of the total value of the outstanding securities of any one issuer unless we and such issuer jointly elect for such issuer to be treated as a TRS under the Code. The total value of all of our investments in TRSs cannot exceed 20% of the value of our total assets. No more than 5% of the value of our assets can consist of the securities of any one issuer other than a TRS. In addition, not more than 25% of our total assets may be represented by debt instruments issued by publicly offered REITs that are “nonqualified” debt instruments. If we fail to comply with these requirements, we must dispose of a portion of our assets within 30 days after the end of the calendar quarter in which such discrepancy arises or qualify for certain statutory relief provisions to avoid losing our REIT status and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio, or contribute to a TRS, otherwise attractive investments in order to maintain our qualification as a REIT. These actions could have the effect of reducing our income, increasing our income tax liability, and reducing amounts available for distribution to our stockholders. In addition, we may also be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, and may be unable to pursue investments (or, in some cases, forego the sale of such investments) that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to utilize hedges, swaps, and other types of derivatives to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets (each such hedge, a “Borrowings Hedge”), or to manage risk of foreign currency exchange rate fluctuations with respect to any item of qualifying income (each such hedge, a “Currency Hedge”), if clearly identified under applicable Treasury Regulations, does not constitute “gross income” for purposes of the 75% or 95% gross income tests that we must satisfy to qualify and maintain our qualification as a REIT. This exclusion from the 95% and 75% gross income tests also will apply if we previously entered into a Borrowings Hedge or a Currency Hedge, a portion of the hedged indebtedness or property is disposed of and in connection with such extinguishment or disposition, we enter into a new properly identified hedging transaction to offset the prior hedging position. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. See “Material U.S. Federal Income Tax Considerations—Taxation of CorePoint Parent.” As a result of these rules, we intend to limit our use of advantageous hedging techniques or implement those hedges through one or more domestic TRSs. This could increase the cost of our hedging activities because our TRSs would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in any TRS generally will not provide any tax benefit, except for being carried forward against future taxable income in such TRS.

Complying with REIT requirements may force us to borrow to make distributions to stockholders.

From time to time, our taxable income may be greater than our cash flow available for distribution to stockholders. If we do not have other funds available in these situations, we may be unable to distribute substantially all of our taxable income as required by the REIT provisions of the Code. Thus, we could be required to borrow funds, raise additional equity capital, sell a portion of our assets at disadvantageous prices or find another alternative to make distributions to stockholders. These options could increase our costs or reduce our equity.

The ownership of our TRSs (including our TRS lessees) increases our overall tax liability.

Our domestic TRSs will be subject to U.S. federal, state and local income tax on their taxable income, which in the case of our TRS lessees, will consist of the revenues from the hotels leased by our TRS lessees, net of the operating expenses for such hotels and rent payments to us. Accordingly, although our ownership of our TRS lessees will allow us to participate in the operating income from our hotels in addition to receiving rent, that operating income will be fully subject to income tax. The after-tax net income of each TRS lessee is available for distribution to us.

Our TRS lessee structure subjects us to the risk of increased hotel operating expenses that could adversely affect our operating results and our ability to make distributions to stockholders.

Our leases with our TRS lessees require such TRS lessees to pay us rent based in part on revenues from our hotels. Our operating risks include decreases in hotel revenues and increases in hotel operating expenses, including but not limited to the increases in wage and benefit costs, repair and maintenance expenses, energy costs, property taxes, insurance costs and other operating expenses, which would adversely affect each TRS lessees’ ability to pay us rent due under the leases.

Increases in these operating expenses can have a significant adverse impact on our financial condition, results of operations, the market price of our shares of common stock and our ability to make distributions to our stockholders.

Our ownership of our TRSs, and any other TRSs we form, will be subject to limitations, and our transactions with our TRSs, and any other TRSs we form, may cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm’s-length terms.

Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. In addition, the Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. The 100% tax may apply, for example, to the extent that we were found to have charged our TRS lessees rent in excess of an arm’s-length rent. For example, LQH Parent’s predecessor, which was taxed as a REIT for U.S. federal income tax purposes prior to LQH Parent’s initial public offering, is currently undergoing an audit by the IRS in which the IRS has asserted this 100% excise tax on the grounds that the rent paid pursuant to the lease agreement between LQH Parent’s predecessor and its TRS was not arms’ length. See “—Risks Related to Our Business and Industry—We are currently under audit by the Internal Revenue Service and may be required to pay additional taxes.” It is our policy to evaluate material intercompany transactions and to attempt to set the terms of such transactions so as to achieve substantially the same result as they believe would have been the case if they were unrelated parties. As a result, we believe that all material transactions between and among us and the entities in which we own a direct or indirect interest have been and will be negotiated and structured with the intention of achieving an arm’s-length result and that the potential application of the 100% excise tax will not have a material effect on us. There can be no assurance, however, that we will be able to comply with the TRS limitation or to avoid application of the 100% excise tax.

If the leases of our hotels to our TRS lessees are not respected as true leases for U.S. federal income tax purposes, we will fail to qualify as a REIT.

To qualify as a REIT we must annually satisfy two gross income tests, under which specified percentages of our gross income must be derived from certain sources, such as “rents from real property.” Rents paid to us by our TRS lessees pursuant to the leases of our hotels will constitute substantially all of our gross income. In order for such rent to qualify as “rents from real property” for purposes of the gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and not be treated as service contracts, financing arrangements, joint ventures or some other type of arrangement. If our leases are not respected as true leases for U.S. federal income tax purposes, we will fail to qualify as a REIT.

If La Quinta or any other future third-party hotel managers do not qualify as “eligible independent contractors,” or if our hotels are not “qualified lodging facilities,” we will fail to qualify as a REIT.

Rent paid by a lessee that is a “related party tenant” of ours will not be qualifying income for purposes of the two gross income tests applicable to REITs. An exception is provided, however, for leases of “qualified lodging facilities” to a TRS so long as the hotels are operated by an “eligible independent contractor” and certain other requirements are satisfied. We expect to lease all or substantially all of our hotels to our TRS lessees and to engage third-party hotel managers (including La Quinta, which manages all of our hotels) that qualify as “eligible independent contractors.” Among other requirements, to qualify as an eligible independent contractor (i) the hotel manager cannot own, actually or constructively, more than 35% of our outstanding shares, and (ii) one or more actual or constructive owners of more than 35% of the hotel manager cannot own 35% or more of our outstanding shares (determined by taking into account only the shares held by persons owning, actually or constructively, more than 5% of our outstanding shares because our shares will be regularly traded on an established securities market and, if the stock of the hotel manager is regularly traded on an established securities market, determined by taking into account only shares held by persons owning, actually or constructively, more than 5% of the publicly traded stock of the hotel manager). The ownership attribution rules that apply for purposes of these 35% thresholds are complex, and monitoring actual and constructive ownership of our shares by our hotel managers and their owners may not be practical. Accordingly, there can be no assurance that these ownership levels will not be exceeded, including with respect to La Quinta.

In addition, for a hotel management company to qualify as an eligible independent contractor, such company or a related person must be actively engaged in the trade or business of operating “qualified lodging facilities” (as defined below) for one or more persons not related to the REIT or its TRSs at each time that such company enters into a hotel management contract with a TRS or its TRS lessee. We expect La Quinta will operate qualified lodging facilities for certain persons who are not related to us or our TRSs as of the consummation of the spin-off. However, no assurances can be provided that any of our current and future hotel managers will in fact comply with this requirement. Failure to comply with this requirement would require us to find other hotel managers for future contracts, and, if we hired a management company without knowledge of the failure, it could jeopardize our status as a REIT.

Finally, each property with respect to which our TRS lessees pay rent must be a “qualified lodging facility.” A “qualified lodging facility” is a hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis, including customary amenities and facilities, provided that no wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. As of the date hereof, we believe that the properties that are leased to our TRS lessees are qualified lodging facilities. Although we intend to monitor future acquisitions and improvements of properties, REIT provisions of the Code provide no or only limited guidance for making determinations under the requirements for qualified lodging facilities, and there can be no assurance that these requirements will be satisfied.

Our charter will generally not permit any person to own more than 9.8% of our outstanding common stock or of our outstanding stock, and attempts to acquire our common stock or our stock of all other classes or series in excess of these 9.8% limits would not be effective without an exemption from these limits by our board of directors.

For us to qualify as a REIT under the Code, not more than 50% of the value of our outstanding stock may be owned directly or indirectly, by five or fewer individuals (including certain entities treated as individuals for this purpose) during the last half of a taxable year. In addition, for the rental income we receive on the hotels leased to our TRS lessees and operated by La Quinta (or another hotel manager) to be qualifying REIT income, La Quinta (or the other hotel manager) must qualify as an “eligible independent contractor.” For La Quinta (or another hotel manager) to qualify as an “eligible independent contractor,” (i) La Quinta (or another hotel manager) cannot own more than 35% of our stock and (ii) there cannot be 35% or more overlapping ownership between our stock and La Quinta Parent stock (or the other hotel manager’s stock), counting, for this purpose, only persons owning more than 5% of our outstanding stock and more than 5% of the outstanding La Quinta Parent stock (or other hotel manager’s stock), provided our stock and La Quinta Parent stock (or other hotel manager’s stock) is regularly traded on an established securities market. For the purpose of assisting our qualification as a REIT for U.S. federal income tax purposes, among other purposes, our charter will generally prohibit beneficial or constructive ownership by any person (other than certain existing holders and certain transferees) of more than 9.8%, in value or by number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8%, in value of our outstanding shares of stock, which we refer to as the “ownership limit.” We expect that, prior to consummation of the spin-off, our board of directors will grant an exemption from the ownership limit to Blackstone. See “Certain Relationships and Related Party Transactions—Waiver Letter Agreement.” The constructive ownership rules under the Code and our charter are complex and may cause shares of the outstanding common stock or preferred stock owned by a group of related persons to be deemed to be constructively owned by one person. As a result, the acquisition of less than 9.8% of our outstanding common stock or our stock by a person could cause a person to own constructively in excess of 9.8% of our outstanding common stock or our stock, respectively, and thus violate the ownership limit. There can be no assurance that our board of directors, as permitted in the charter, will not increase or decrease the ownership limit in the future. Any attempt to own or transfer shares of our common stock or preferred stock in excess of the ownership limit without the consent of our board of directors will result either in the shares in excess of the limit being transferred by operation of the charter to a charitable trust, and the person who attempted to acquire such excess shares will not have any rights in such excess shares, or in the transfer being void.

The ownership limit may have the effect of precluding a change in control of us by a third party, even if such change in control would be in the best interests of our stockholders or would result in receipt of a premium to the price of our common stock (and even if such change in control would not reasonably jeopardize our REIT status). The exemptions to the ownership limit granted to date may limit our board of directors’ power to increase the ownership limit or grant further exemptions in the future.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

Under current law, the maximum U.S. federal income tax rate applicable to qualified dividend income payable to certain non-corporate U.S. stockholders is 23.8% (taking into account the 3.8% Medicare tax applicable to net investment income). Dividends payable by REITs, however, generally are not qualified dividends. This does not adversely affect the taxation of REITs; however, the more favorable rates applicable to regular corporate qualified dividends could cause certain non-corporate investors to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock. However, under recently enacted tax reform legislation (the “Tax Act”), commencing with taxable years beginning on or after January 1, 2018 and continuing through 2025, individual taxpayers may be entitled to claim a deduction in determining their taxable income of 20% of ordinary REIT dividends (dividends other than capital gain dividends and dividends attributable to certain qualified dividend income received by us), which temporarily reduces the effective tax rate on such dividends. See “Material U.S. Federal Income Tax Considerations—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility and reduce the price of our common stock.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury (the “Treasury”). In recent years, numerous legislative, judicial and administrative changes have been made to the provisions of U.S. federal income tax laws applicable to investments similar to an investment in shares of our common stock. In addition, the Tax Act has resulted in fundamental changes to the Code. Among the numerous changes included in the Tax Act is a deduction of 20% of ordinary REIT dividends for individual taxpayers for tax years beginning on or after January 1, 2018 through 2025. The impact of the Tax Act on an investment in our shares is uncertain. We cannot assure you that the Tax Act or any such other changes will not adversely affect the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. We urge you to consult with your tax advisor with respect to the impact of the Tax Act on your investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares. Although REITs generally receive certain tax advantages compared to entities taxed as C corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a corporation. As a result, our charter will provide our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a C corporation, without the approval of our stockholders.

Risks Related to Ownership of Our Common Stock

Upon consummation of the spin-off, approximately 30% of the outstanding common stock of CorePoint Parent will be controlled by Blackstone and its interests may conflict with ours or yours in the future.

Immediately following the spin-off, Blackstone will beneficially own approximately 30% of our common stock. Moreover, under the stockholders agreement we expect to enter into with Blackstone, we have agreed to nominate to our board individuals designated by Blackstone, whom we refer to as the “Blackstone Directors,” according to the following scale: (1) if Blackstone continues to beneficially own at least 30% of our stock, the lowest whole number that is at least 30% of the total number of directors comprising our board of directors; (2) if Blackstone continues to beneficially own at least 20% (but less than 30%) of our stock, the lowest whole number that is at least 20% of the total number of directors comprising our board of directors; and (3) if Blackstone continues to beneficially own at least 5% (but less than 20%) of our stock, the lowest whole number that is at least 10% of the total number of directors comprising our board of directors. For so long as the stockholders agreement remains in effect, Blackstone Directors may be removed only with the consent of Blackstone. In the case of a vacancy on our board created by the removal or resignation of a Blackstone Director, the stockholders agreement will require us to nominate an individual designated by Blackstone for election to fill the vacancy. We expect that members of our initial board of directors will be Blackstone employees. Accordingly, for so long as Blackstone retain significant ownership of us, Blackstone will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. For example, for so long as Blackstone continues to own a significant percentage of our stock, Blackstone may be able to influence whether or not a change of control of our company or a change in the composition of our board of directors occurs and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock. In addition, Blackstone may be engaged from time to time in discussions relating to dispositions of its holdings of our common stock, including sale of a significant percentage to a single buyer. If such significant sale were to occur, the buyer could have influence over the management of our company, including through board representation.

Blackstone engages in a broad spectrum of activities, including investments in real estate generally and in the hospitality industry in particular. In the ordinary course of their business activities, Blackstone may engage in activities where their interests conflict with our interests or those of our stockholders. For example, Blackstone owns interests in Hilton Worldwide Holdings Inc., and G6 Hospitality, LLC and Blackstone owns certain other investments in the hotel and lodging industries and may pursue ventures that compete directly or indirectly with us. Moreover, Blackstone may directly and indirectly own interests in other third-party hotel management companies and franchisors with whom we may engage in the future, may compete with us for investment opportunities and may enter into other transactions with us, including hotel development projects, that could result in their having interests that could conflict with ours. Our charter will also provide that, to the maximum extent permitted from time to time by Maryland law, in the event that Blackstone or any non-employee director or any of his or her affiliates, acquires knowledge of a potential transaction or other business opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and may take any such opportunity for himself or herself or offer it to another person or entity unless the business opportunity is expressly offered to such person in his or her capacity as our director. Blackstone also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may be unavailable to us. In addition, Blackstone may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investments in the Company, even though such transactions might involve risks to you.

Our charter will contain a provision that expressly permits Blackstone, our non-employee directors and their affiliates, to compete with us.

Blackstone may compete with us for investments in properties and for customers. There is no assurance that any conflicts of interest created by such competition will be resolved in our favor. Moreover, Blackstone is in the business of making investments in companies and acquires and holds interests in businesses that compete directly or indirectly with us. Our charter will provide that, to the maximum extent permitted from time to time by Maryland law, we renounce any interest or expectancy that we have in, or any right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to or developed by our directors or their affiliates, other than to those directors who are employed by us or our subsidiaries, unless the business opportunity is expressly offered or made known to such person in his or her capacity as our director, and none of Blackstone, or any director who is not employed by us or any of his or her affiliates, will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we or our affiliates engage or propose to engage or to refrain from otherwise competing with us or our affiliates. Blackstone also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Our charter will provide that, to the maximum extent permitted from time to time by Maryland law, Blackstone and each of our non-employee directors (including those designated by Blackstone), and any of their affiliates, may:

•	acquire, hold and dispose of shares of our stock for his, her or its own account or for the account of others, and exercise all of the rights of a stockholder of CorePoint Parent to the same extent and in the same manner as if he, she or it were not our director or stockholder; and

•	in his, her or its personal capacity or in his, her or its capacity, as applicable, as a director, officer, trustee, stockholder, partner, member, equity owner, manager, advisor or employee of any other person, have business interests and engage, directly or indirectly, in business activities that are similar to ours or compete with us, that involve a business opportunity that we could seize and develop or that include the acquisition, syndication, holding, management, development, operation or disposition of interests in mortgages, real property or persons engaged in the real estate business.

Our charter will also provide that, to the maximum extent permitted from time to time by Maryland law, in the event that Blackstone, any non-employee director, or any of their respective affiliates, acquires knowledge of a potential transaction or other business opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and may take any such opportunity for itself, himself or herself or offer it to another person or entity unless the business opportunity is expressly offered to such person in his or her capacity as our director.

These provisions may limit our ability to pursue business or investment opportunities that we might otherwise have had the opportunity to pursue, which could have an adverse effect on our financial condition, our results of operations, our cash flow, the per share trading price of our common stock and our ability to satisfy our debt service obligations and to pay dividends to our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Our charter will eliminate the liability of our directors and officers to us and our stockholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law and our charter, our directors and officers will not have any liability to us or our stockholders for money damages other than liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty by the director or officer that was established by a final judgment and is material to the cause of action adjudicated.

Our charter will authorize us and our bylaws will obligate us to indemnify each of our directors or officers who is or is threatened to be made a party to or witness in a proceeding by reason of his or her service in those or certain other capacities, to the maximum extent permitted by Maryland law, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her status as a present or former director or officer of us or serving in such other capacities. In addition, we may be obligated to pay or reimburse the expenses incurred by our present and former directors and officers without requiring a preliminary determination of their ultimate entitlement to indemnification. As a result, we and our stockholders may have more limited rights to recover money damages from our directors and officers than might otherwise exist absent these provisions in our charter and bylaws or that might exist with other companies, which could limit your recourse in the event of actions that are not in our best interests.

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the exclusive forum for certain actions and proceedings that may be initiated by our stockholders against us or any of our directors, officers or other employees.

Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the U.S. District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (c) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the Maryland General Corporation Law (the “MGCL”) or our charter or bylaws or (d) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our stock will be deemed to have notice of and consented to the provisions of our charter and bylaws, including the exclusive forum provisions in our bylaws. This choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for such disputes and may discourage lawsuits against us and any of our directors, officers or other employees. We believe that requiring these claims to be filed in a single court in Maryland is advisable because (i) litigating these claims in a single court avoids unnecessarily redundant, inconvenient, costly and time-consuming litigation in multiple forums and (ii) Maryland courts are authoritative on matters of Maryland law and Maryland judges have more experience in dealing with issues of Maryland corporate law than judges in any other state.

Our board of directors may change significant corporate policies without stockholder approval.

Our investment, financing, borrowing and dividend policies and our policies with respect to all other activities, including growth, debt, capitalization and operations, will be determined by our board of directors. These policies may be amended or revised at any time and from time to time at the discretion of our board of directors without a vote of our stockholders. Our charter also will provide that our board of directors may revoke or otherwise terminate our expected REIT election without approval of our stockholders, if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. In addition, our board of directors may change our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal requirements. A change in these policies or the termination of our expected REIT election could have an adverse effect on our financial condition, our results of operations, our cash flow, the per share trading price of our common stock and our ability to satisfy our debt service obligations and to pay dividends to our stockholders.

Certain provisions in our organizational documents might discourage or delay acquisition attempts for us that you might consider favorable.

Our charter and bylaws will contain provisions that may make a merger or acquisition of our company more difficult without the approval of our board of directors. Among other things:

•	the restrictions on ownership and transfer of our stock discussed under the caption “Description of Capital Stock—Restrictions on Ownership and Transfer” prevent any person from acquiring more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or more than 9.8% in value of our outstanding stock without the approval of our board of directors;

•	although we do not have a stockholder rights plan, and would either submit any such plan to stockholders for ratification or cause such plan to expire within a year, these provisions would allow us to authorize the issuance, or increase the number of authorized shares, of common or preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	these provisions provide that our board of directors is expressly authorized to make, alter or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 80% or more of all of the outstanding shares of our stock entitled to vote; and

•	these provisions establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These takeover defense provisions could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Provisions of Maryland law may limit the ability of a third party to acquire control of us by requiring our board of directors or stockholders to approve proposals to acquire our company or effect a change in control.

Certain provisions of the MGCL may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of their shares of common stock, including:

•	“business combination” provisions that, subject to certain exceptions and limitations, prohibit certain business combinations between a Maryland corporation and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding shares of stock) or an affiliate of any interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations, unless, among other conditions, our common stockholders receive a minimum price, as defined in the MGCL, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares of stock; and

•	“control share” provisions that provide that, subject to certain exceptions, holders of “control shares” (defined as voting shares that, when aggregated with all other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights with respect to those shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by our officers or by our employees who are also directors of our company.

Prior to the completion of the spin-off, by resolution of our board of directors, we will opt out of the business combination provisions of the MGCL and provide that any business combination between us and any other person is exempt from the business combination provisions of the MGCL. In addition, pursuant to a provision in our bylaws, we will opt out of the control share provisions of the MGCL. Provisions of our bylaws will prohibit our board of directors from revoking, altering or amending its resolution exempting any business combination from the business combination provisions of the MGCL or amending our bylaws to opt in to the control share provisions of the MGCL, in each case, without the affirmative vote of a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of directors.

In addition, the “unsolicited takeover” provisions of Title 3, Subtitle 8 of the MGCL permit our board of directors, without stockholder approval and regardless of what is provided in our charter or bylaws, to implement certain takeover defenses, including adopting a classified board or increasing the vote required to remove a director. Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then-current market price. Our charter will provide that, without the affirmative vote of a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of directors, we may not elect to be subject to certain provisions of Subtitle 8, including the provisions relating to adopting a classified board or increasing the vote required to remove a director.

There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price and trading volume of our common stock may fluctuate widely.

There is no current trading market for our common stock. Our common stock distributed in the spin-off will be trading publicly for the first time. We expect that a limited trading market for CorePoint Parent common stock, commonly known as a “when-issued” trading market, will develop at least two trading days prior to the record date for the distribution, and we expect “regular-way” trading of CorePoint Parent common stock will begin the first trading day after the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the spin-off or be sustained in the future. The lack of an active trading market may make it more difficult for you to sell your shares and could lead to our share price being depressed or more volatile.

For many reasons, including the risks identified in this information statement, the market price of our common stock following the spin-off may be more volatile than the market price of LQH Parent common stock before the spin-off. These factors may result in short-term or long-term negative pressure on the value of our common stock.

We cannot predict the prices at which our common stock may trade after the spin-off. The market price of our common stock may fluctuate significantly, depending upon many factors, some of which may be beyond our control, including, but not limited to:

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of comparable companies;

•	actual or anticipated fluctuations in our operating results;

•	our ability to obtain financing as needed;

•	changes in laws and regulations affecting our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant investments, acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the spin-off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating performance and stock price of comparable companies;

•	overall market fluctuations;

•	a decline in the real estate markets; and

•	general economic conditions and other external factors.

Moreover, securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares without regard to our operating performance. For example, the trading prices of equity securities issued by REITs historically have been affected by changes in market interest rates. One of the factors that may influence the market price of our common stock is the annual yield from distributions on our common stock as compared to yields on other financial instruments. An increase in market interest rates, or a decrease in our distributions to stockholders, may lead prospective purchasers of shares of our common stock to demand a higher distribution rate or seek alternative investments. As a result, if interest rates rise, it is likely that the market price of our common stock will decrease as market rates on interest-bearing securities increase. In addition, our operating results could be below the expectations of public market analysts and investors, and in response the market price of our shares could decrease significantly. The market value of the equity securities of a REIT is also based upon the market’s perception of the REIT’s growth potential and its current and potential future cash distributions, whether from operations, sales or refinancings, and is secondarily based upon the real estate market value of the underlying assets. For that reason, our common stock may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market’s expectations with regard to future earnings and cash distributions likely would adversely affect the market price of our common stock and, in such instances, you may be unable to resell your shares for a profit. Other factors may also influence the price of our stock so long as we are not qualified as a REIT.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the completion of this spin-off. We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of this spin-off; (ii) the first fiscal year after our annual gross revenues are $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our per share trading price of our common stock may be adversely affected and more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this accommodation allowing for delayed adoption of new or revised accounting standards, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Future issuances of common stock or preferred stock by us, and the availability for resale of shares held by Blackstone or that may be held by La Quinta Parent, may cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, could substantially decrease the market price of our common stock. Upon consummation of the spin-off, substantially all of the outstanding shares of our common stock will be available for resale in the public market. The market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.

In addition, upon completion of the spin-off, our charter will provide that we may issue up to 1,000,000,000 shares of common stock and 50,000,000 shares of preferred stock, $0.01 par value per share. Moreover, under Maryland law and as will be provided in our charter, our board of directors will have the power to amend our charter to increase the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue without stockholder approval. Future issuances of shares of our common stock or securities convertible or exchangeable into common stock may dilute the ownership interest of our common stockholders. Because our decision to issue additional equity or convertible or exchangeable securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future issuances. In addition, we are not required to offer any such securities to existing stockholders on a preemptive basis. Therefore, it may not be possible for existing stockholders to participate in such future issuances, which may dilute the existing stockholders’ interests in us. See “Description of Capital Stock.”

Pursuant to a registration rights agreement that we will enter into in connection with the spin-off as described under “Certain Relationships and Related Party Transactions—Blackstone Registration Rights Agreement,” we will grant Blackstone an unlimited number of “demand” registrations and customary

“piggyback” registration rights. In addition, none of the shares outstanding upon consummation of the spin-off, including those held by Blackstone, will be “restricted securities” within the meaning of Rule 144 under the Securities Act, and will be freely tradable subject to certain restrictions in the case of shares held by persons deemed to be our affiliates. Accordingly, the market price of our stock could decline if Blackstone exercises its registration rights, sells its shares in the open market or otherwise or is perceived by the market as intending to sell them.

Pursuant to the Tax Matters Agreement that we will enter into with LQH Parent in connection with the spin-off and the merger as described under “Certain Relationships and Related Party Transactions—Agreements with LQH Parent Related to the Spin-Off—Tax Matters Agreement,” we may issue CorePoint Parent common stock to La Quinta Parent if the estimated tax liability as a result of the distribution is greater than the agreed upon reserve amount. If we do so, we will enter into a registration rights agreement with La Quinta Parent (as described under “Certain Relationships and Related Party Transactions—La Quinta Parent Registration Rights Agreement”) that will grant La Quinta Parent three “demand” registrations and customary “piggyback” registration rights. None of such shares would be subject to a lock-up period. The market price of our stock could decline if La Quinta Parent exercises such registration rights, sells its shares in the open market or otherwise or is perceived by the market as intending to sell them.

Upon consummation of the spin-off, we expect to have an aggregate of            shares of common stock issuable upon vesting or exercise of outstanding options and an aggregate of 8,000,000 shares of common stock available for future issuance under our Omnibus Incentive Plan, subject to adjustments as set forth therein. We will file a Registration Statement on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our Omnibus Incentive Plan. Accordingly, shares registered under such Registration Statements will be available for sale in the open market.

The cash available for distribution to stockholders may not be sufficient to pay dividends at expected levels, nor can we assure you of our ability to make distributions in the future. We may use borrowed funds to make distributions.

We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes immediately following the spin-off. The Code generally requires that a REIT annually distribute at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, and imposes tax on any taxable income retained by a REIT, including capital gains. We anticipate, upon our election to qualify as a REIT, to make quarterly distributions to our stockholders. We expect that the cash required to fund our dividends will be covered by cash generated by operations. However, our ability to make distributions to our stockholders will depend upon the performance of our asset portfolio. If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, raise additional equity capital, sell assets or reduce such distributions. If such cash available for distribution decreases in future periods from expected levels, our inability to make the expected distributions could result in a decrease in the market price of our common stock. In addition, our charter allows us to issue preferred stock that could have a preference over our common stock as to distributions. See “Distribution Policy.” All distributions will be made at the sole discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT qualification and other factors as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future. In addition, some of our distributions may include a return of capital. To the extent that we decide to make distributions in excess of our current and accumulated earnings and profits, such distributions would generally be considered a return of capital for U.S. federal income tax purposes to the extent of the holder’s adjusted tax basis in their shares. A return of capital is not taxable, but it has the effect of reducing the holder’s adjusted tax basis in its investment. To the extent that distributions exceed the adjusted tax basis of a holder’s shares, they will be treated as gain from the sale or exchange of such stock. See “Material U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders—Distributions.” If we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been.

The stock ownership limits imposed by the Code for REITs and our charter may restrict stock transfers and/or business combination opportunities, particularly if our management and board of directors do not favor a combination proposal.

In order for us to qualify and maintain our qualification as a REIT under the Code, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year following our first year. Our charter, with certain exceptions, authorizes our board of directors to take the actions that are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person or entity (other than a person or entity who has been granted an exception) may directly or indirectly, beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8%, in value or by number of shares, whichever is more restrictive, of our outstanding common stock, or more than 9.8% in value of our outstanding stock.

Our board may, in its sole discretion, grant an exemption to the ownership limits, subject to certain conditions and the receipt by our board of certain representations and undertakings. In addition, our board of directors may change the stock ownership limits. Our charter will also prohibit any person from: (1) beneficially or constructively owning, as determined by applying certain attribution rules of the Code, our stock if that would result in us being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT; (2) beneficially or constructively owning shares of our stock that would cause any hotel manager, including La Quinta Parent, to fail to qualify as an “eligible independent contractor”; (3) transferring stock if such transfer would result in our stock being owned by fewer than 100 persons; (4) beneficially owning shares of our stock to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code; and (5) beneficially or constructively owning shares of our stock to the extent that such ownership could result in us owning a 10% interest in a tenant (as described in Section 856(d)(2)(B) of the Code), if the income so derived by us from such tenant for our taxable year during which such determination is being made could reasonably be expected to equal or exceed 1% of our gross income. The stock ownership limits contained in our charter key off the ownership at any time by any “person,” which term includes entities, and take into account direct and indirect ownership as determined under various ownership attribution rules in the Code. The stock ownership limits also might delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Our authorized but unissued shares of common stock and shares of preferred stock may prevent a change in our control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Our charter will authorize us to issue additional authorized but unissued shares of common or preferred stock. In addition, our board of directors may, without stockholder approval, amend our charter to increase the aggregate number of our shares of common stock or the number of shares of any class or series of preferred stock that we have authority to issue and classify or reclassify any unissued shares of common stock or preferred stock and set the preferences, rights and other terms of the classified or reclassified stock. As a result, our board of directors may establish a series of common stock or preferred stock that could delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

We will be required to disclose in our periodic reports filed with the SEC specified activities engaged in by our “affiliates.”

In August 2012, Congress enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRSHRA”), which expands the scope of U.S. sanctions against Iran and Syria. More specifically, Section 219 of the ITRSHRA amended the Exchange Act to require companies subject to SEC reporting obligations under Section 13 of the Exchange Act to disclose in their periodic reports specified dealings or transactions involving Iran or other individuals and entities targeted by certain OFAC sanctions engaged in by the reporting company or any of its affiliates. These companies are required to separately file with the SEC a notice that such activities have been disclosed in the relevant periodic report, and the SEC is required to post this notice of disclosure on its website and send the report to the U.S. President and certain U.S. Congressional committees. The U.S. President thereafter is required to initiate an investigation and, within 180 days of initiating such an investigation with respect to certain disclosed activities, to determine whether sanctions should be imposed. Under ITRSHRA, we will be required to report if we or any of our “affiliates” knowingly engaged in certain specified activities during the period covered by one of our Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q. Because the SEC defines the term “affiliate” broadly, it includes any entity controlled by us as well as any person or entity that controls us or is under common control with us. Because we may be deemed to be a controlled affiliate of Blackstone, affiliates of Blackstone may also be considered our affiliates. Other affiliates of Blackstone have in the past and may in the future be required to make disclosures pursuant to ITRSHRA. Disclosure of such activities by us or our affiliates, even if such activities are not subject to sanctions under applicable law, and any sanctions imposed on us or our affiliates as a result of these activities, could have a negative effect on our results of operations.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements including in the sections entitled “Summary,” “Risk Factors,” “The Spin-Off,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” “Unaudited Pro Forma Consolidated Financial Statements” and “Business and Properties,” that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the benefits resulting from our separation from La Quinta, the proposed merger of La Quinta with Wyndham Worldwide, the terms of the debt agreements to be entered into in connection with the Financing Transactions, the effects of competition and the effects of future legislation or regulations and other non-historical statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements in this information statement. We do not have any intention or obligation to update forward-looking statements after we distribute this information statement.

The risk factors discussed in “Risk Factors” could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. Any such risks could cause our results to differ materially from those expressed in forward-looking statements.

THE SPIN-OFF

Background

On January 18, 2017, LQH Parent announced its intention to pursue the possibility of separating its real estate business from its franchise and management business, including the spin-off of CorePoint Lodging from LQH, following which CorePoint Parent will be an independent, publicly traded company. To effect this separation, the Separated Real Estate Business will be transferred to CorePoint Lodging, which will be spun-off as a standalone, publicly traded company prior to the proposed merger of LQH Parent with a wholly owned subsidiary of Wyndham Worldwide. On April 26, 2018, LQH Parent will hold a special meeting at which the stockholders of LQH Parent will vote on the proposal to adopt the Merger Agreement providing for the merger.

LQH’s owned hotels are currently held through two of its wholly owned subsidiaries—Holdco I and Holdco III, collectively representing the Separated Real Estate Business —and its franchise and management business is held through two of its other wholly owned subsidiaries (see “—Organizational Structure—Organizational Structure Prior to the Internal Reorganization”). We refer to the internal reorganization to properly align the appropriate businesses within each of CorePoint Lodging and La Quinta Holdings Inc. as the “internal reorganization.”

To complete the spin-off, LQH Parent will, following the internal reorganization, distribute to its stockholders all of the outstanding shares of our common stock. The distribution will occur on the distribution date, which is expected to be                 , 2018. Each holder of LQH Parent common stock will receive                  shares of our common stock for every                  shares of LQH Parent common stock held (or                  shares of CorePoint Parent common stock for every                  shares of LQH Parent common stock held after giving effect to the reverse stock split) as of 5:00 p.m., Eastern time, on                 , 2018, the record date. After completion of the spin-off:

•	we will be an independent, self-administered, publicly traded company (NYSE: CPLG), and will hold a portfolio of LQH’s real estate assets as described herein; and

•	La Quinta Parent common stock will be delisted from the New York Stock Exchange and La Quinta will continue to own and operate its management and franchising business as a wholly owned subsidiary of Wyndham Worldwide.

Each holder of LQH Parent common stock will continue to hold his, her or its shares in La Quinta Parent. However, promptly following the distribution and as a result of the merger, each share of La Quinta Parent common stock will be converted into the right to receive $8.40 in cash per share (or $16.80 in cash per share after giving effect to the reverse stock split), without interest.

No vote of LQH Parent stockholders is required or is being sought in connection with the spin-off, including the internal reorganization, and LQH Parent stockholders will not have any appraisal rights in connection with the spin-off.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver by CorePoint Parent or LQH Parent of certain conditions. Any such waiver will also require the prior written consent of Wyndham Worldwide, which shall not be unreasonably withheld, conditioned or delayed. The spin-off and the merger cannot be completed until the applicable conditions are satisfied or waived, and we cannot be certain when or if the conditions for the spin-off and the merger will be satisfied or waived. See “Risk Factors—Risks Related to the Spin-Off and the Merger—The spin-off and/or the merger may not be completed on the terms or timeline currently contemplated, if at all, and may have a material adverse effect on us whether or not the merger is completed” and “The Spin-Off—Conditions to the Spin-Off.”

We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes immediately following the spin-off.

Reasons for the Spin-Off

The LQH Board has determined that the spin-off is in the best interests of LQH Parent and its stockholders because the spin-off will provide the following key benefits:

•	Direct and Differentiated Access to Capital Resources to Pursue Tailored Growth Strategies. Following the spin-off, CorePoint Parent will be free to allocate capital with a focus on optimizing the value of our portfolio without having to balance the potentially countervailing economic imperatives of a capital-light management and franchising business. As a pure-play real estate company with direct access to capital and independent financial resources, we believe our enhanced ability to execute compelling return on investment initiatives within our portfolio represents a significant embedded growth opportunity. Moreover, the anticipated liquidity of our stock should enhance our ability to pursue single-asset and portfolio acquisition opportunities.

•	Enhanced Means to Evaluate Financial Performance. After the spin-off, investors should be better able to evaluate the financial performance of the Separated Real Estate Business, as well as its strategy within the context of its particular market, thereby enhancing the likelihood that we will achieve an appropriate market valuation.

•	Dedicated Management Team with Enhanced Strategic Focus. Following the spin-off, CorePoint Lodging expects to benefit from a dedicated management team focused on designing and implementing tailored strategies to achieve the distinct goals and opportunities of its business. Moreover, free from constraints that arise from being part of a larger hotel management business, CorePoint Lodging’s dedicated management team will be able to employ business strategies that are solely focused on maximizing the value of its real estate business.

•	Improved Management Incentive Tools. We expect to use equity-based and other incentive awards to compensate current and future employees. In multi-business companies such as LQH, incentives are necessarily structured in such a way that rewards employees in a manner tied to the performance of the company as a whole, rather than wholly directly related to the performance of their respective business units. By granting awards linked to the performance of a pure-play business, the compensation arrangements of CorePoint Lodging should provide enhanced incentives that are tied to the more focused strategies of its business, aligning employee performance and improving the ability of CorePoint Lodging to attract, retain and motivate qualified personnel.

•	Tax-Efficient Structure. The spin-off will allow LQH Parent’s stockholders to hold their interest in the CorePoint Lodging portfolio, comprising all of LQH Parent’s current ownership segment, through an entity that will elect to be taxed as a REIT for U.S. federal income tax purposes immediately following the spin-off. We believe this will result in LQH Parent’s stockholders directly and indirectly bearing significantly less U.S. federal income tax than if the CorePoint Lodging properties were held in a C corporation.

In addition, LQH Parent has provided more detailed information concerning the merger to the stockholders of LQH Parent, including delivery to stockholders of LQH Parent of a proxy statement, dated March 20, 2018 in connection with the solicitation of proxies from stockholders of LQH Parent to adopt the Merger Agreement providing for the merger at the special meeting of stockholders of LQH Parent to be held on April 26, 2018. Further information regarding the merger may be found in additional documents filed with the SEC by LQH Parent. For information on how to obtain documents filed with the SEC, see “Where You Can Find More Information.”

Manner of Effecting the Spin-Off

The general terms and conditions relating to the spin-off are set forth in a Separation and Distribution Agreement between us and LQH Parent.

Internal Reorganization

LQH’s owned hotels are currently held through two of its wholly owned subsidiaries—Holdco I and Holdco III, collectively representing the Separated Real Estate Business—and its franchise and management business is held through two of its other wholly owned subsidiaries (see “—Organizational Structure—Organizational Structure Prior to the Internal Reorganization”). Prior to of the spin-off and the merger, LQH will undergo an internal reorganization, pursuant to which, among other things: (i) all of the assets and liabilities (including whether accrued, contingent or otherwise) associated with the Separated Real Estate Business will be transferred to us or our subsidiaries by LQH; and (ii) all other assets and liabilities (including whether accrued, contingent or otherwise) of LQH will be retained by LQH Parent or its subsidiaries (other than us and our respective subsidiaries).

Preferred Stock

Prior to the spin-off, CorePoint Parent will issue 15,000 shares of Cumulative Redeemable Series A Preferred Stock to La Quinta Intermediate Holdings, L.L.C., a wholly owned subsidiary of La Quinta Parent and, as of immediately prior to the spin-off, our parent, as part of the internal reorganization. La Quinta Intermediate Holdings, L.L.C. will then sell all of the Series A preferred stock to an unrelated third-party investor immediately prior to the completion of the spin-off.

The Series A preferred stock will have an aggregate liquidation preference of $15 million, plus any accrued and unpaid dividends thereon. We will pay a cash dividend on the Series A preferred stock equal to 13 percent per annum, payable quarterly. If either our leverage ratio exceeds 7.5 to 1.0 as of the last day of any fiscal quarter, or if an event of default occurs (or has occurred and has not been cured) with respect to the Series A preferred stock, we will be required to pay a cash dividend on the Series A preferred stock equal to 15 percent per annum. Our dividend rate on the Series A preferred stock will increase to 16.5 percent per annum if, at any time, we are both in breach of the leverage ratio covenant and an event of default occurs (or has occurred and has not been cured) with respect to the Series A preferred stock. The Series A preferred stock will be senior to the CorePoint Parent common stock with respect to dividends and with respect to dissolution, liquidation or winding up of CorePoint Parent.

Holders of Series A preferred stock will generally have no voting rights. However, without the prior consent of the holders of a majority of the outstanding shares of Series A preferred stock, CorePoint Parent will be prohibited from (i) issuing any capital stock ranking senior to or on parity with the Series A preferred stock, (ii) authorizing or issuing any additional shares of Series A preferred stock, (iii) amending our charter in any manner that would adversely affect the Series A preferred stock, or (iv) entering into, amending or altering any provision of any agreement in a manner that could reasonably be expected to be material and adverse to the Series A preferred stock. The holders of the Series A preferred stock will also have exclusive voting rights on any amendment to our charter that would alter the contract rights of only the Series A preferred stock. If CorePoint Parent is either (a) in arrears on the payment of dividends that were due on the Series A preferred stock on six or more quarterly dividend payment dates, whether or not such dates are consecutive, or (b) in default of its obligations to redeem the preferred stock on the tenth anniversary of its issuance or following a change of control, the preferred shareholders may designate a representative to attend meetings of our Board as a non-voting observer until all unpaid preferred stock dividends have either been paid or declared with an amount sufficient for payment set aside for payment, or the shares required to be redeemed have been redeemed, as applicable.

The Series A preferred stock will be mandatorily redeemable by CorePoint Parent upon the tenth anniversary of the date of issuance. Beginning on the seventh anniversary of the issuance of the Series A preferred stock, CorePoint Parent may redeem the outstanding Series A preferred stock for an amount equal to its aggregate liquidation preference, plus any accrued but unpaid dividends. The holders of the Series A preferred stock may also require CorePoint Parent to redeem the Series A preferred stock upon a change of control of

CorePoint Parent for an amount equal to its aggregate liquidation preference plus any accrued and unpaid dividends thereon (and a premium if the change of control occurs prior to the seventh anniversary of the issuance of the Series A preferred stock).

Shares of the Series A preferred stock may not be transferred until the date that is six months after the date of issuance of the Series A preferred stock and then only in tranches having an aggregate liquidation value of at least $2,500,000.

Reverse Stock Split

In connection with the spin-off, LQH Parent will, among other things, amend its amended and restated certificate of incorporation to effect a reclassification and combination of the LQH Parent common stock at a ratio of 1-for-2 and to amend the par value of the LQH Parent common stock from $0.01 per share to $0.02 per share. Pursuant to these reclassification and par value amendments, each share of LQH Parent common stock (par value $0.01) will be reclassified and combined into one half of a share of LQH Parent common stock (par value $0.02). The reverse stock split is a condition for the spin-off to occur. The reverse stock split will be carried out in accordance with the terms of the Separation and Distribution Agreement.

Distribution of Shares of Our Common Stock

Under the Separation and Distribution Agreement, the distribution will be effective as of                 , Eastern time, on                 , 2018, the distribution date. As a result of the spin-off, on the distribution date, each holder of LQH Parent common stock will receive                  shares of our common stock for every                  shares of LQH Parent common stock (or                  shares of CorePoint Parent common stock for every                  shares of LQH Parent common stock after giving effect to the reverse stock split) that he, she or it owns as of 5:00 p.m. Eastern time, on                 , 2018, the record date. The actual number of shares to be distributed will be determined based on the number of shares of LQH Parent common stock expected to be outstanding as of the record date and will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of CorePoint Parent. The actual number of shares of CorePoint Parent common stock to be distributed will be calculated on the record date. The shares of CorePoint Parent common stock to be distributed by LQH Parent will constitute all of the issued and outstanding shares of CorePoint Parent common stock immediately prior to the distribution.

On the distribution date, LQH Parent will release the shares of our common stock to our distribution agent to distribute to LQH Parent stockholders. For most LQH Parent stockholders, our distribution agent will credit their shares of our common stock to book-entry accounts established to hold their shares of our common stock. Our distribution agent will send these stockholders a statement reflecting their ownership of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are issued. For stockholders who own LQH Parent common stock through a broker or other nominee, their shares of our common stock will be credited to these stockholders’ accounts by the broker or other nominee. It may take the distribution agent up to two weeks to issue shares of our common stock to LQH Parent stockholders or to their bank or brokerage firm electronically by way of direct registration in book-entry form. Trading of our stock will not be affected by this delay in issuance by the distribution agent. As further discussed below, we will not issue fractional shares of our common stock in the distribution.

LQH Parent stockholders will not be required to pay any consideration for the shares of CorePoint Parent common stock they receive in the spin-off, and except for LQH Parent common stock treated for U.S. federal income tax purposes as redeemed in connection with the reverse stock split, they will not be required to surrender or exchange shares of their LQH Parent common stock. No vote of LQH Parent stockholders is required or sought in connection with the spin-off, including the internal reorganization, and La Quinta Parent stockholders have no appraisal rights in connection with the spin-off.

Transaction Costs

Nonrecurring costs related to the spin-off of CorePoint Lodging and our transition to being a stand-alone public company are expected to range from approximately $60 million to $85 million. Pursuant to the Separation and Distribution Agreement, certain of these costs and expenses are to be borne by La Quinta Parent up to $35 million.

Organizational Structure

The simplified diagrams below (which omit certain wholly owned intermediate holding companies) depict the organizational structure of LQH prior to the internal reorganization and the organizational structure of LQH, La Quinta and CorePoint Lodging after giving effect to the internal reorganization and after giving effect to the spin-off and the merger.

Organizational Structure Prior to the Internal Reorganization:

Organizational Structure Reflecting the Expected Internal Reorganization:

Organizational Structure Following the Spin-Off and the Merger:

(1)	Following the spin-off and in connection with the closing of the merger, stockholders of LQH Parent will be entitled to receive $8.40 in cash per share (or $16.80 in cash per share after giving effect to the reverse stock split (as defined below)), without interest, for every share of LQH Parent common stock they own.

Additionally, we may issue CorePoint Parent common stock to LQH Parent if the estimated tax liability as a result of the distribution is greater than the agreed upon reserve amount in the Tax Matters Agreement that we will enter into with LQH Parent in connection with the spin-off and the merger as described under “Certain Relationships and Related Party Transactions—Agreements with LQH Parent Related to the Spin-Off—Tax Matters Agreement,” we may issue CorePoint Parent common stock to La Quinta Parent if the estimated tax liability as a result of the distribution is greater than the agreed upon reserve amount.

(2)	La Quinta is expected to become part of Wyndham Worldwide’s hotel group segment. Wyndham Worldwide currently expects, as previously publicly announced, to spin off its hotel group segment into an independent publicly traded company named Wyndham Hotels & Resorts, Inc.

Treatment of Outstanding Equity Awards

With respect to LQH Parent equity-based compensation awards that are outstanding under the La Quinta Incentive Plan on the distribution date, the EMA generally provides that, as of the separation, holders of such awards will be entitled to receive CorePoint Parent equity-based compensation awards in amounts based on the distribution ratio. Generally, all such CorePoint Parent equity-based compensation awards (except for the LQ PSUs, as described below) will be on the same terms and vesting conditions as the original LQH Parent equity-based compensation awards.

Treatment of LQ RSAs. At the spin-off, each holder of an LQ RSA will receive a number of restricted shares of CorePoint Parent common stock (each, a “CPLG RSA”) calculated by multiplying (i) the number of LQ RSAs subject to each grant by (ii) the distribution ratio, rounded up to the nearest whole share. The CPLG RSAs will be subject to the same terms and conditions from and following the spin-off as the terms and conditions applicable to the corresponding LQ RSAs immediately prior to the spin-off and will vest subject to continued employment with LQH or CorePoint, as applicable.

Treatment of LQ RSUs. At the spin-off, each holder of an LQ RSU will receive a number of restricted stock units of CorePoint Parent common stock (each, a “CPLG RSU”) calculated by multiplying (i) the number of LQ RSUs subject to each grant by (ii) the distribution ratio, rounded up to the nearest whole share. The CPLG RSUs will be subject to the same terms and conditions from and following the spin-off as the terms and conditions applicable to the corresponding LQ RSUs immediately prior to the spin-off and will vest subject to continued service with LQH or CorePoint, as applicable.

Treatment of LQ PSUs. Immediately prior to the spin-off, each ongoing Performance Period (as defined in the applicable LQ PSU grant notice) relating to each then-outstanding LQ PSU will be terminated, and the LQ PSUs will be bifurcated into (i) a number of LQ PSUs (expressed as a dollar value) calculated by multiplying (A) the target number of LQ PSUs (expressed as a dollar value) granted to the applicable holder by (B) a fraction, the numerator of which equals the number of completed fiscal quarters between the commencement of the Performance Period applicable to such LQ PSU and the distribution date, and the denominator of which equals the number of fiscal quarters in the Performance Period applicable to such LQ PSUs (the “Completed Period PSUs”), and (ii) a number of LQ PSUs (expressed as a dollar value) equal to the original target number of LQ PSUs awarded (expressed as a dollar value), less the number of corresponding Completed Period PSUs (expressed as a dollar value) (the “Remaining PSUs”).

Immediately prior to the spin-off, (i) a number of Completed Period PSUs (expressed as a dollar value) will be deemed earned, based on the greater of (x) the level of achievement of applicable measures based on actual performance through the last completed fiscal quarter ending on or before the distribution date, as determined by the compensation committee of the Board of Directors of LQH Parent in its sole discretion, and (y) satisfaction of the applicable criteria at target levels, and (ii) a number of Remaining PSUs (expressed as a dollar value) will be deemed earned based on satisfaction of the applicable criteria at target levels (in each case expressed as a dollar value and collectively, the “Banked PSUs”). Banked PSUs will no longer be subject to vesting based on the achievement of performance criteria, but instead Banked PSUs will vest, subject to the holder’s continued employment with LQH or CorePoint, as applicable, through the vesting date, as of the end of the original Performance Period to which such Banked PSUs relate. Any Completed Period PSU or Remaining PSU that is not earned as of the spin-off will be forfeited without consideration as of such time.

Immediately prior to the spin-off, each Banked PSU will, by virtue of the spin-off, convert into a number of LQ RSAs equal to (i) the dollar value of such Banked PSU, divided by (ii) the Beginning Share Price (as such term is defined in the applicable LQ PSU grant notice) applicable to such Banked PSU, which LQ RSAs will be subject to the same vesting terms as the Banked PSU to which such LQ RSAs relate. Such converted LQ RSAs will be subject to the same treatment as set forth above with respect to LQ RSAs.

Continued Vesting. Following the spin-off, a grantee who has outstanding equity-based compensation awards under the La Quinta Incentive Plan and/or replacement equity-based compensation awards under our Omnibus Incentive Plan will be considered to have been employed by LQH or CorePoint, as applicable, prior to the spin-off, and to the extent such grantee continues to be employed by either LQH or CorePoint following the spin-off, after the spin-off, for purposes of (i) vesting and (ii) determining the date of termination of employment as it applies to any such award. Neither the transfer of employment to CorePoint nor the spin-off will constitute a “termination” under the La Quinta Incentive Plan.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock to LQH Parent stockholders. Instead, as soon as practicable on or after the distribution date, the distribution agent will aggregate fractional shares of our common stock to which LQH Parent stockholders of record would otherwise be entitled into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate net sale proceeds ratably to LQH Parent stockholders who would otherwise have been entitled to receive fractional shares of our common stock. The amount of this payment will depend on the prices at which the distribution agent sells the aggregated fractional shares of our common stock in the open market shortly after the distribution date and will be reduced by any amount required to be withheld for tax purposes and any brokerage fees and other expenses incurred in connection with these sales of fractional shares. LQH Parent will bear the cost of brokerage fees and transfer taxes incurred in connection with these sales of fractional shares of our common stock. None of LQH Parent, CorePoint Parent or the distribution agent will guarantee any minimum sale price for the fractional shares of our common stock. Neither LQH Parent or CorePoint Parent will pay any interest on the proceeds from the sale of fractional shares of our comment stock.

The Purging Distribution

As a result of our intended election to be treated as a REIT for U.S. federal income tax purposes immediately following the spin-off, and to comply with certain REIT qualification requirements, we intend to declare a dividend to our stockholders to distribute our accumulated earnings and profits attributable to the period before our election to be treated as a REIT becomes effective. The Purging Distribution will be paid to our stockholders in cash. We may pay the majority of the Purging Distribution in our common stock. Additionally, we expect to declare the Purging Distribution in                  and to make the Purging Distribution no later than             . We expect the amount of the Purging Distribution will be de minimis.

Material U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary of the material U.S. federal income tax consequences to the holders of shares of LQH Parent common stock in connection with the spin-off. This summary is based on the Code, the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date of this information statement and all of which are subject to differing interpretations and may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary assumes that the spin-off will be consummated in accordance with the Separation and Distribution Agreement and as described in this information statement.

For purposes of this summary, a U.S. Holder is a beneficial owner of LQH Parent common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) with respect to which a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) that has a valid election is in place under applicable Treasury regulations to be treated as a U.S. person.

A non-U.S. Holder is a beneficial owner of LQH Parent common stock that is neither a U.S. Holder nor an entity treated as a partnership for U.S. federal income tax purposes.

This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	persons acting as nominees or otherwise not as beneficial owners;

•	dealers or traders in securities or currencies;

•	broker-dealers;

•	traders in securities that elect to use the mark to market method of accounting;

•	tax-exempt entities;

•	cooperatives;

•	banks, trusts, financial institutions or insurance companies;

•	persons who acquired shares of LQH Parent common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, at least 10% or more, by voting power or value, of LQH Parent equity;

•	holders owning LQH Parent common stock as part of a position in a straddle or as part of a hedging, conversion, constructive sale, synthetic security, integrated investment, or other risk reduction transaction for U.S. federal income tax purposes;

•	holders subject to the income recognition rules of Section 451(b) of the code;

•	holders that also own (directly or indirectly) stock of Wyndham Worldwide;

•	regulated investment companies;

•	REITs;

•	former citizens or former long-term residents of the United States;

•	holders who are subject to the alternative minimum tax;

•	pass-through entities (such as entities treated as partnerships for U.S. federal income tax purposes); or

•	persons that own LQH Parent common stock through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to LQH Parent stockholders who do not hold shares of LQH Parent common stock as a capital asset, or LQH Parent stockholders who purchase or sell their LQH Parent common stock between the record date and the distribution date. Moreover, this summary does not address any state, local, or foreign tax consequences or any estate or gift tax consequences or tax consequences other than U.S. federal income tax consequences.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of LQH Parent common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its tax advisor as to the tax consequences of the spin-off.

YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISOR AS TO THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. TAX CONSEQUENCES OF THE SPIN-OFF IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.

Tax Classification of the Spin-off in General

We expect that the reverse stock split combined with (i) the distribution of our common stock to LQH Parent stockholders and (ii) the merger as part of a prearranged, integrated plan, will be viewed together as a redemption of the LQH Parent stockholders in complete termination of their interests in LQH Parent for U.S. federal income tax purposes.

Although LQH Parent will ascribe a value to the shares of our common stock distributed in the spin-off, this valuation is not binding on the IRS or any other taxing authority. These taxing authorities could ascribe a higher valuation to the distributed CorePoint Parent shares, particularly if, following the spin-off, those shares trade at prices significantly above the value ascribed to those shares by LQH Parent. Such a higher valuation may affect the distribution amount and thus the tax consequences of the spin-off to LQH Parent’s stockholders.

There can be no guarantee that the IRS or any other taxing authority will agree with the treatment of the distribution of our stock to LQH Parent stockholders discussed above. If the IRS or any taxing authority were to successfully challenge this treatment, an amount equal to the fair market value of our common stock received by LQH Parent stockholders will be treated as a taxable dividend to the extent of such LQH Parent stockholders’ ratable share of any current or accumulated earnings and profits of LQH Parent allocable to the distribution, with the excess treated as a nontaxable return of capital to the extent of such LQH Parent stockholders’ tax basis in such LQH Parent stockholders’ shares of LQH Parent common stock and any remaining excess treated as capital gain.

Tax Basis and Holding Period of CorePoint Parent Shares Received by Holders of LQH Parent Stock

Your tax basis in shares of our common stock received in the spin-off generally will equal the fair market value of such shares on the date of the spin-off, and your holding period for such shares will begin the day after the date of the spin-off.

Tax Treatment of the Spin-Off to U.S. Holders

For U.S. federal income tax purposes, the spin-off and the merger are expected to be treated as in part a sale, to the extent of the cash received in the merger, and in part a redemption of LQH Parent common stock in exchange for the CorePoint Parent shares received in the spin-off, that together result in a complete termination of LQH Parent stockholders’ interests in LQH Parent in a fully taxable transaction. In general, you will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (1) the sum of (A) the amount of cash received with respect to your LQH Parent shares in the merger plus (B) the fair market value, determined when the spin-off occurs, of the CorePoint Parent shares received in the spin-off, and (2) the your adjusted tax basis in such shares. Your U.S. adjusted tax basis generally will equal the price you paid for such shares. Gain or loss will be determined separately for each block of shares of LQH Parent common stock (i.e. shares of LQH Parent common stock acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss and generally will be treated as long-term capital gain or loss if you held the shares of LQH Parent common stock for more than one year at the time of the effective time of the distribution. Long-term capital gains of non-corporate U.S. Holders (including individuals) are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Upon the receipt of any cash in lieu of a fractional share of CorePoint Parent common stock, you will recognize gain or loss between your adjusted tax basis in such share (as described above) and the amount of cash received in respect of such fractional share. Such gain or loss will be capital gain or loss and generally will be treated as short-term capital gain or loss.

Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on “net investment income” (or, in the case of an estate or trust, on “undistributed net investment income”). You should consult your own tax advisors regarding this tax on net investment income.

Information reporting and backup withholding may apply to payments made in connection with the merger. Backup withholding will not apply, however, to a holder of LQH Parent common stock who (1) furnishes a correct taxpayer identification number (“TIN”), certifies that such holder is not subject to backup withholding on an IRS Form W-9, and otherwise complies with all applicable requirements of the backup withholding rules; or (2) provides proof that such holder is otherwise exempt from backup withholding. Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules may be refunded or credited against a holder’s U.S. federal income tax liability, if any, so long as such holder furnishes the required information to the IRS in a timely manner.

Tax Treatment of the Spin-Off to Non-U.S. Holders

A non-U.S. Holder’s receipt of our common stock in respect of shares of LQH Parent common stock pursuant to the spin-off generally will not be subject to U.S. federal income tax on any gain realized (calculated as described above under “—Tax Treatment of the Spin-Off to U.S. Holders”) unless:

•	the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	LQH Parent is or has been a “U.S. real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A non-U.S. Holder described in the first bullet point immediately above will generally be subject to regular U.S. federal income tax on any gain realized as if the non-U.S. Holder were a U.S. holder. If such non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits (or a lower treaty rate). A non-U.S. Holder described in the second bullet point immediately above will be subject to tax at a rate of 30% (or a lower treaty rate) on any gain realized, which may be offset by U.S.-source capital losses recognized in the same taxable year, even though the individual is not considered a resident of the United States.

LQH Parent believes that it is, and will be prior to the spin-off, a “U.S. real property holding corporation” for U.S. federal income tax purposes. So long as LQH Parent’s common stock continues to be regularly traded on an established securities market (within the meaning of applicable U.S. Treasury regulations), only a non-U.S. Holder who holds or held (at any time during the shorter of the five year period preceding the date of the distribution or the holder’s holding period) more than 5% of LQH Parent’s common stock (or is deemed to own more than 5% of LQH Parent’s common stock under certain ownership attribution rules of the Code) will be subject to U.S. federal income tax on any gain realized on the spin-off. Such a non-U.S. Holder would be subject to withholding at a rate equal to 15% of the amount realized by such holder in the distribution.

If withholding is required on any amounts otherwise distributable to a non-U.S. Holder in the spin-off, the applicable withholding agent may collect the amount required to be withheld by converting to cash for remittance to the IRS a sufficient portion of CorePoint Parent common stock that such non-U.S. Holder would otherwise receive or would withhold from other property held in the non-U.S. Holder’s account with the withholding agent, and such holder may bear brokerage or other costs for this withholding procedure. A Non-U.S. Holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the amounts withheld exceeded the holder’s U.S. tax liability for the year in which the spin-off occurred.

Information reporting and backup withholding may apply to payments made pursuant to the spin-off to a non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Copies of applicable information returns reporting such payments and any withholding may also be made available to the tax authorities in the non-U.S. Holder’s country in which such holder resides under the provisions of an applicable treaty or agreement. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a U.S. broker or a non-U.S. broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. A non-U.S. Holder must generally submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to its exempt foreign status in order to qualify as an exempt recipient. Notwithstanding the foregoing, backup withholding and information reporting may apply if we, the paying agent has actual knowledge, or reason to know, that a non-U.S. Holder is a U.S. person. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules from a payment to a non-U.S. Holder can be refunded or credited against the non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Results of the Spin-Off

After the spin-off, we will be an independent, self-administered, publicly traded company. Immediately following the spin-off, we expect to have approximately 152 record holders of shares of our common stock and approximately                  shares of our common stock outstanding, based on the number of stockholders and outstanding shares of LQH Parent common stock on                 , 2018, the reverse stock split and the distribution ratio. The figures exclude shares of LQH Parent common stock held directly or indirectly by LQH Parent, if any. The actual number of shares to be distributed will be determined on the record date and will reflect any repurchases of shares of LQH Parent common stock and issuances of shares of LQH Parent common stock in respect of awards under LQH Parent equity-based incentive plans between the date the LQH Board declares the dividend for the distribution and the record date for the distribution.

For information regarding equity awards settleable in shares of our common stock that will be outstanding after the distribution, see “Certain Relationships and Related Party Transactions—Agreements with LQH Parent Related to the Spin-Off—Employee Matters Agreement” and “Management.”

We have entered into, or will enter into prior to the spin-off, several agreements with LQH Parent to effect the spin-off and provide a framework for our relationship with La Quinta after the spin-off. These agreements will govern the relationship between us and La Quinta after completion of the spin-off and provide for the allocation between us and La Quinta of the assets, liabilities, rights and obligations of La Quinta. See “Certain Relationships and Related Party Transactions—Agreements with LQH Parent Related to the Spin-Off.”

Trading Prior to the Distribution Date

It is anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be a “when-issued” market in our common stock. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for shares of our common stock that will be distributed to LQH Parent stockholders on the distribution date. Any LQH Parent stockholder who owns shares of LQH Parent common stock as of 5:00 p.m., Eastern time, on the record date will be entitled to shares of our common stock distributed in the spin-off. LQH Parent stockholders may trade this entitlement to shares of our common stock, without the shares of LQH Parent common stock they own, on the when-issued market. On the first trading day following the distribution date, we expect when-issued trading with respect to our common stock will end and “regular-way” trading will begin. See “Trading Market.”

Following the distribution date, we expect shares of our common stock to be listed on the New York Stock Exchange under the ticker symbol “CPLG.” We will announce the when-issued ticker symbol when and if it becomes available.

It is also anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in LQH Parent common stock: a “regular-way” market; and an “ex-distribution” market. Shares of LQH Parent common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if shares of LQH Parent common stock are sold in the regular-way market up to and including the distribution date, the selling stockholder’s right to receive shares of our common stock in the distribution will be sold as well. However, if LQH Parent stockholders own shares of LQH Parent common stock as of 5:00 p.m., Eastern time, on the record date and sell those shares on the ex-distribution market up to and including the distribution date, the selling stockholders will still receive the shares of our common stock that they would otherwise receive pursuant to the distribution. See “Trading Market.”

Financing Transactions

Subject to market conditions, CorePoint Lodging expects to complete one or more financing transactions on or prior to the completion of the spin-off, including to finance the Cash Payment. In connection with the entry into the Merger Agreement, CorePoint Lodging entered into the Debt Commitment Letter, pursuant to which the Debt Commitment Party has committed, subject to customary conditions, to provide CorePoint Lodging with $1.035 billion in secured debt mortgage and an additional $50.0 million available under a revolving credit facility to provide sufficient funds to make the Cash Payment and for CorePoint Lodging’s general corporate purposes. See “Description of Certain Indebtedness—Financing Transactions in Connection with the Spin-Off.”

There can be no assurances that any such Financing Transactions will be completed in the timeframe or size indicated or at all.

Conditions to the Spin-Off

We expect that the spin-off will be effective as of                 , Eastern time, on                 , 2018, the distribution date, provided that the following conditions shall have been satisfied or waived by LQH Parent and CorePoint Parent (provided that, unless the Merger Agreement has been terminated in accordance with its terms, any waiver will also require the prior written consent of Wyndham Worldwide, which will not be unreasonably withheld, conditioned or delayed):

•	all the conditions to the merger as set forth in the Merger Agreement shall have been satisfied or waived in accordance with their terms, other than (a) the condition with respect to the distribution and (b) those conditions that by the nature of their terms are to be satisfied at the closing of the merger (provided that such conditions are then capable of being satisfied), including:

•	stockholders of LQH Parent having a majority of the voting power of the shares of LQH Parent common stock outstanding at the close of business on the merger record date and entitled to vote shall have adopted the Merger Agreement and approved amendments to LQH Parent’s certificate of incorporation to effect the reverse stock split, and such approvals must continue to be in full force and effect;

•	the expiration or termination of any applicable waiting period under the HSR Act;

•	no events or developments shall have occurred that has had, or would be reasonably expected to have, a material adverse effect on the business, financial condition, assets, operations or results of operations of La Quinta, taken as a whole or a material adverse effect on the ability of LQH Parent to timely perform its obligations under the Merger Agreement or to timely consummate the transactions contemplated thereby; and

•	compliance in all material respects by Wyndham Worldwide and LQH Parent with such party’s covenants under the Merger Agreement;

•	our Registration Statement on Form 10, of which this information statement forms a part, shall have been declared effective by the SEC, no stop order suspending the effectiveness thereof shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and this information statement, or a notice of internet availability thereof, shall have been mailed to the LQH Parent stockholders as of the record date;

•	the CorePoint Parent common stock shall have been approved for listing on the New York Stock Exchange, subject to official notice of distribution;

•	our Registration Statement on Form S-8 to register the equity awards of CorePoint Lodging held by our directors and employees shall have been filed with the SEC;

•	the receipt by CorePoint Parent of a tax opinion to the effect that, commencing with CorePoint Parent’s taxable year beginning the day after the spin-off and ending on December 31, 2018, CorePoint Parent will be considered to be organized in conformity with the requirements for qualification as a REIT under the Code, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT; provided that receipt of such tax opinion shall not be required unless the form of tax opinion included as part of the Separation and Distribution Agreement (if the tax opinion were deemed to be executed immediately prior to the distribution) is not valid on its face, due to material changes in facts and circumstances directly applicable to the substance of opinion reflected therein (other than such invalidity as a result of the passage of time to the distribution date);

•	prior to the distribution date, the LQH Board shall have obtained opinions from a nationally recognized valuation firm, in form and substance satisfactory to LQH and Wyndham Worldwide, with respect to the capital adequacy and solvency of each of LQH Parent and CorePoint Parent after giving effect to the distribution;

•	the Cash Payment shall have been received by LQH Parent or one of its subsidiaries (as directed by LQH Parent);

•	no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the spin-off shall be pending, threatened, issued or in effect;

•	the internal reorganization shall have been completed in all material respects;

•	each of the Tax Matters Agreement, the EMA, the Transition Services Agreement and the other ancillary agreements shall have been executed by each party thereto; and

•	the reverse stock split shall have been effected.

We are not aware of any material federal, foreign or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than approvals under the HSR Act and compliance with SEC rules and regulations, approval for listing on the New York Stock Exchange and the declaration of effectiveness of the Registration Statement on Form 10, of which this information statement forms a part, by the SEC, in connection with the distribution. The applicable waiting period under the HSR Act expired on March 2, 2018 at 11:59 p.m., Eastern time. Unless the Merger Agreement has been terminated in accordance with its terms, LQH Parent does not have the right to unilaterally decide to cancel the distribution of the CorePoint Parent common stock. However, if the Merger Agreement is terminated, under certain specified circumstances, LQH may be required to pay Wyndham Worldwide a termination fee of $37.0 million. The spin-off and the merger cannot be completed until the applicable conditions are satisfied or waived, and we cannot be certain when or if the conditions for the spin-off and the merger will be satisfied or waived. For more information, see “Risk Factors—Risks Related to the Spin-Off and the Merger—The spin-off and/or the merger may not be completed on the terms or timeline currently contemplated, if at all, and may have a material adverse effect on us whether or not the merger is completed.”

Reasons for Furnishing this Information Statement

This information statement is being furnished solely to provide information to LQH Parent stockholders that are entitled to receive shares of our common stock in the spin-off. This information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities or any securities of LQH. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither LQH nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

TRADING MARKET

Market for Our Common Stock

There is currently no public market for our common stock, and an active trading market may not develop or may not be sustained. We anticipate that trading of our common stock will commence on a “when-issued” basis at least two trading days prior to the record date and continue through the distribution date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. If you own shares of LQH Parent common stock as of 5:00 p.m., Eastern time on the record date, you will be entitled to shares of our common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of our common stock, without the shares of LQH Parent common stock you own, on the when-issued market. On the first trading day following the distribution date, any when-issued trading with respect to our common stock will end and “regular-way” trading will begin. We intend to list our common stock on the New York Stock Exchange under the ticker symbol “CPLG.” We will announce our when-issued trading symbol when and if it becomes available.

It is also anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in LQH Parent common stock: (i) a “regular-way” market; and (ii) an “ex-distribution” market. Shares of LQH Parent common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell shares of LQH Parent common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution. However, if you own shares of LQH Parent common stock as of 5:00 p.m., Eastern time, on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the shares of our common stock that you would otherwise receive pursuant to the distribution.

We cannot predict the prices at which our common stock may trade before the spin-off on a “when-issued” basis or after the spin-off. Those prices will be determined by the marketplace. Prices at which trading in our common stock occurs may fluctuate significantly. Those prices may be influenced by many factors, including anticipated or actual fluctuations in our operating results or those of other companies in our industry, investor perception of our company and the lodging industry, market fluctuations and general economic conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the performance of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some factors that may adversely affect the market price of our common stock. See “Risk Factors—Risks Related to Ownership of Our Common Stock” for further discussion of risks relating to the trading prices of our common stock.

Transferability of Shares of Our Common Stock

On April 1, 2018, LQH Parent had approximately 117.3 million shares of its common stock issued and outstanding (without giving effect to the reverse stock split or the spin-off). Based on this number, we expect that upon completion of the reverse stock split and the spin-off (which will occur after the reverse stock split), we will have approximately             million shares of common stock issued and outstanding. Subject to the ownership limits and other restrictions on transfer set forth in our charter and described under “Description of Capital Stock—Restrictions on Ownership and Transfer,” the shares of our common stock that you will receive in the distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act. Persons who can be considered our affiliates after the spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, and may include certain of our officers and directors. As of the distribution date, we estimate that our directors and officers will beneficially own in the aggregate less than one percent of our shares.

In addition, individuals who are affiliates of LQH Parent on the distribution date may be deemed to be affiliates of ours. Our affiliates may sell shares of our common stock received in the distribution only:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 90 days after the date that the Registration Statement of which this information statement is a part is declared effective, a number of shares of our common stock that does not exceed the greater of:

•	1.0% of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

In connection with the spin-off, CorePoint Parent plans to enter into a registration rights agreement with Blackstone. Additionally, we may issue CorePoint Parent common stock to La Quinta Parent if the estimated tax liability as a result of the distribution is greater than the agreed upon reserve amount pursuant to the Tax Matters Agreement described under “Certain Relationships and Related Party Transactions—Agreements with LQH Parent Related to the Spin-Off—Tax Matters Agreement.” If we do so, we will enter into a registration rights agreement with La Quinta Parent See “Certain Relationships and Related Party Transactions—Blackstone Registration Rights Agreement” and “Certain Relationships and Related Party Transactions—La Quinta Parent Registration Rights Agreement” for additional information.

Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us.

In the future, we may adopt new equity-based compensation plans and issue stock-based awards. We currently expect to file a registration statement under the Securities Act to register shares to be issued under these equity plans. Shares issued pursuant to awards after the effective date of that registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

Except for our common stock distributed in the distribution and employee-based equity awards, none of our equity securities will be outstanding immediately after the spin-off.

DISTRIBUTION POLICY

We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes immediately following the spin-off. The Code generally requires that a REIT annually distribute at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, and imposes tax on any taxable income retained by a REIT, including capital gains. To satisfy the requirements to qualify as a REIT and to avoid paying tax on our income, upon our election to be treated as a REIT for U.S. federal income tax purposes, we intend to make quarterly distributions of all, or substantially all, of our REIT taxable income (excluding net capital gains) to our stockholders.

In addition, as a result of our intended election to be treated as a REIT for U.S. federal income tax purposes immediately following the spin-off, and to comply with certain REIT qualification requirements, we intend to declare the Purging Distribution as described under “The Spin-Off—The Purging Distribution.” The Purging Distribution will be paid to our stockholders in cash. Additionally, we expect to declare the Purging Distribution in                  and to make the Purging Distribution no later than                     . We expect the aggregate amount of the Purging Distribution will be de minimis. See “The Spin-Off—The Purging Distribution.”

Our future distributions will be at the sole discretion of our board of directors. When determining the amount of future distributions, we expect that our board of directors will consider, among other factors, (1) the amount required to be distributed to qualify and maintain our status as a REIT and to reduce any income and excise taxes that we otherwise would be required to pay, (2) the amount of cash generated from our operating activities, (3) our expectations of future cash flows, (4) our determination of near-term cash needs for debt repayments, existing or future share repurchases, and selective acquisitions of new properties, (5) the timing of significant capital investments and expenditures and the establishment of any cash reserves, (6) our ability to continue to access additional sources of capital, (7) any limitations on our distributions contained in our debt agreements and (8) the sufficiency of legally available assets.

We expect that the cash required to fund our dividends will be covered by cash generated by operations. However, our ability to make distributions to our stockholders will depend upon the performance of our asset portfolio. To the extent we are prevented by provisions of our financing arrangements or otherwise from distributing 100% of our REIT taxable income or otherwise do not distribute 100% of our REIT taxable income, we will be subject to income tax, and potentially excise tax, on the retained amounts. If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, raise additional equity capital, sell assets or reduce such distributions. In addition, our charter allows us to issue preferred stock that could have a preference over our common stock as to distributions. The distribution preference on any preferred stock that we may issue in the future could limit our ability to make distributions to the holders of our common stock. In addition, our board of directors could change our distribution policy in the future. See “Risk Factors.”

Upon our election to be treated as a REIT for U.S. federal income tax purposes, distributions to our stockholders will be generally taxable to them as ordinary income, although a portion of our distributions may be designated by us as capital gain or qualified dividend income or may constitute a return of capital or taxable gain. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain. See “Material U.S. Federal Income Tax Considerations.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2017 on a historical basis and on a pro forma basis to give effect to the spin-off and the Financing Transactions, as if they occurred on December 31, 2017. In accordance with GAAP, CorePoint Parent will be treated as the accounting spinnor to LQH for accounting purposes following the spin-off due to the relative significance of CorePoint Parent to LQH (which is the legal spinnor) for financial reporting purposes, notwithstanding the legal form of the spin-off described elsewhere in this information statement. Therefore, the historical financial statements of LQH will represent the historical financial statements of CorePoint Parent given the presentation of La Quinta Parent as discontinued operations upon completion of the spin-off.

Explanation of the pro forma adjustments made to the historical consolidated financial statements can be found under “Unaudited Pro Forma Consolidated Financial Statements.” The following table should be reviewed in conjunction with “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and LQH’s audited consolidated financial statements and accompanying notes included elsewhere in this information statement.

	As of December 31, 2017
	Actual	Pro forma(1)
(in thousands, except share numbers)	(unaudited)
Cash and cash equivalents	$140,849	$55,000

Total debt(2)	$1,687,961	$1,035,000
CorePoint Parent preferred stock, $0.01 par value; 50,000,000 shares authorized, 15,000 shares issued and outstanding, pro forma	—	15,000

Equity:
LQH Parent preferred stock, $0.01 par value; 100,000,000 shares authorized and none outstanding, actual	$—	$—
LQH Parent common stock, $0.01 par value; 2,000,000,000 shares authorized, 132,478,073 shares issued and 117,345,996 shares outstanding, actual	1,325	—
CorePoint Parent common stock, $0.01 par value; 1,000,000,000 shares authorized, shares issued and outstanding, pro forma	—	1,174
Additional paid-in-capital	1,181,639	969,329
Accumulated deficit	(144,041)	515,457
LQH Parent Treasury stock at cost, 15,132,077 shares	(212,461)	—
Accumulated other comprehensive loss	(760)	—
Noncontrolling interests	2,596	2,596

Total equity	$828,298	$1,488,556

Total capitalization	$2,516,259	$2,538,556

(1)	See “Unaudited Pro Forma Consolidated Financial Statements.”
(2)	Includes current and long-term portions of debt. Pro forma total debt represents principal amount of debt without giving effect to $12.1 million of anticipated deferred financing costs. Subject to market conditions, CorePoint Lodging expects to complete one or more Financing Transactions on or prior to the completion of the spin-off, including to finance the Cash Payment. See “The Spin-Off—Financing Transactions” and “Description of Certain Indebtedness.” There can be no assurances that any such Financing Transactions will be completed in the timeframe or size indicated or at all.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Notwithstanding the legal form of the spin-off described elsewhere in this information statement, for accounting and financial reporting purposes, La Quinta Parent will be presented as being spun-off from CorePoint Parent (a “reverse spin”). This presentation is in accordance with GAAP and is primarily a result of the relative significance of CorePoint Parent’s business to LQH’s business, as measured in terms of revenues, profits, and assets. Further, LQH has been determined to best represent the predecessor entity to CorePoint Parent. Therefore, our historical financial statements presented herein and in our future filings, with respect to periods prior to the spin-off, will be represented by the historical financial statements of LQH, and the pro forma financial statements will present La Quinta Parent as discontinued operations.

The following selected historical consolidated statement of operations data for the years ended December 31, 2017, 2016 and 2015 and the selected historical consolidated balance sheet data as of December 31, 2017 and 2016 are derived from LQH’s audited consolidated financial statements included elsewhere in this information statement.

LQH’s historical results are not necessarily indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of the spin-off from La Quinta. For example, LQH’s historical consolidated financial statements included expenses from La Quinta, including expenses for costs related to certain shared functions. These costs may not be representative of the future costs we will incur, either positively or negatively, as an independent, public company. See “Risk Factors—Risks Related to the Spin-Off and the Merger—The historical and pro forma financial information presented herein is not necessarily representative of the results that our business would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.”

The selected consolidated financial data below should be read together with the audited consolidated financial statements, including the related notes thereto, as well as “Unaudited Pro Forma Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement.

	La Quinta Holdings Inc.
	Years ended December 31,
(in thousands, except per share data)	2017	2016	2015

Statement of Operations Data:
Revenues:
Room revenues	$819,547	$855,302	$887,358
Franchise and other fee-based revenues	114,600	106,468	100,069
Other hotel revenues	18,972	19,334	19,343

	953,119	981,104	1,006,770
Brand marketing fund revenues from franchised properties	27,511	25,150	23,204

Total revenues	980,630	1,006,254	1,029,974

Operating Expenses:
Direct lodging expenses	416,682	409,886	398,828
Depreciation and amortization	148,421	147,081	166,642
General and administrative expenses	142,938	115,715	125,697
Other lodging and operating expenses	56,180	62,281	63,513
Marketing, promotional and other advertising expenses	70,613	68,327	69,810
Impairment loss	1,178	104,258	50,121
(Gain) loss on sales	(3,665)	(4,908)	4,088

	832,347	902,640	878,699

Brand marketing fund expenses from franchised properties	27,511	25,150	23,204

Total operating expenses	859,858	927,790	901,903

Operating income	120,772	78,464	128,071

Other Income (Expenses):
Interest expense, net	$(81,617)	$(81,419)	$(86,504)
Other income	1,416	2,345	7,632

Total other expenses	(80,201)	(79,074)	(78,872)

Income (loss) before income taxes	40,571	(610)	49,199
Income tax benefit (expense)	111,556	(493)	(22,487)

Net income (loss)	$152,127	$(1,103)	$26,712
Less: net income attributable to noncontrolling interests	(162)	(185)	(347)

Net income (loss) attributable to La Quinta Holdings Inc.’s stockholders	$151,965	$(1,288)	$26,365

Basic earnings (loss) per share	$1.31	$(0.01)	$0.21
Diluted earnings (loss) per share	$1.30	$(0.01)	$0.20

	La Quinta Holdings Inc.
	As of December 31,
(in thousands)	2017	2016	2015

Selected Balance Sheet Data:
Cash and cash equivalents	$140,849	$160,596	$86,709
Total assets	2,953,096	2,892,523	2,985,844
Total debt(1)	1,687,961	1,699,950	1,712,099
Total equity	828,298	657,837	746,512

(1)	Includes current portion.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated financial statements of CorePoint presented below consist of unaudited pro forma consolidated statements of operations for the three years ended December 31, 2017, 2016 and, 2015, as well as an unaudited pro forma consolidated balance sheet as of December 31, 2017. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the information under “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and notes thereto of La Quinta Holdings Inc. included elsewhere in this information statement.

Notwithstanding the legal form of the spin-off described elsewhere in this information statement, for accounting and financial reporting purposes, La Quinta Parent will be presented as being spun-off from CorePoint Parent (a “reverse spin”). This presentation is in accordance with GAAP and is primarily a result of the relative significance of CorePoint Parent’s business to LQH’s business, as measured in terms of revenues, profits, and assets. Further, LQH has been determined to best represent the predecessor entity to CorePoint Parent. Therefore, our historical financial statements presented herein and in our future filings, with respect to periods prior to the spin-off, will be represented by the historical financial statements of LQH, and the pro forma financial statements will present La Quinta Parent as discontinued operations.

The unaudited pro forma consolidated statements of operations for the three years ended December 31, 2017, 2016 and 2015 have been prepared as if the spin-off and related transactions described in this information statement had occurred as of January 1, 2017 and the effects of discontinued operations had occurred as of January 1, 2015.

The following unaudited pro forma consolidated financial statements have been adjusted to give effect to the spin-off, presenting CorePoint Parent as the accounting spinnor, as well as other adjustments resulting from the transaction, CorePoint Lodging’s anticipated post-separation capital structure and the impact of, and transactions contemplated by, the Separation and Distribution Agreement, Tax Matters Agreement, EMA, Transition Services Agreement and other commercial agreements between CorePoint Parent and LQH Parent summarized under “Certain Relationships and Related Party Transactions.”

The unaudited pro forma adjustments are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma consolidated financial statements provide a detailed discussion of how such adjustments were derived and presented in the unaudited pro forma consolidated financial information.

We have estimated the costs of the nonrecurring activities and will continue to revise our estimates as we implement our plans. We currently estimate the nonrecurring costs that we will incur during our transition to being a stand-alone public company to range from approximately $60 million to $85 million. We anticipate that the majority of these costs will be incurred before or substantially at the time of the distribution.

CorePoint Parent is currently in the process of implementing plans, which are subject to further refinement, to establish or separate from LQH Parent certain of the internal functions that CorePoint Parent needs to operate effectively and fulfill its responsibilities as a stand-alone public company. These plans reflect anticipated recurring activities that are different than our current activities, as well as certain nonrecurring activities that CorePoint Parent expects will be required during our transition to a stand-alone public company.

Except for the pro forma adjustments described in footnote (h) to the tables below, we have not adjusted the unaudited pro forma consolidated statements of operations presented below for nonrecurring transition costs as these costs are not expected to have an ongoing impact on our operating results.

As a result of our intended election to be treated as a REIT for U.S. federal income tax purposes immediately following the spin-off, and to comply with certain REIT qualification requirements, we intend to declare a dividend to our stockholders to distribute our accumulated earnings and profits attributable to the period before our election to be treated as a REIT becomes effective. The Purging Distribution will be paid to our stockholders in cash. We expect to declare the Purging Distribution in              and to make the Purging Distribution no later than             . We expect the amount of the Purging Distribution will be de minimis. See “The Spin-Off—The Purging Distribution.” The election to be treated as a REIT for U.S. federal income tax purposes and the Purging Distribution are not reflected as pro forma adjustments in the unaudited pro forma consolidated financial statements. The amount of earnings and profits to be distributed in the Purging Distribution requires a complex factual and legal determination and is not factually supportable as of the date of this filing. Additionally, we expect to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes in 2018. We will no longer be subject to corporate income tax expense following the effective date of our election and qualification to be subject to tax as a REIT for U.S. federal income tax purposes, with the exception that we will continue to incur a federal income tax expense for our TRS.

The unaudited pro forma consolidated financial information has been prepared for illustrative purposes only is not necessarily indicative of our financial position or results of operations had the transactions described above for which we are giving pro forma effect actually occurred on the dates or for the periods indicated, nor is such unaudited pro forma financial information necessarily indicative of the results to be expected for any future period. A number of factors may affect our results. See “Risk Factors” and “Special Note About Forward-Looking Statements.”

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of December 31, 2017

(dollars in thousands)

	LQH Historical	Adjustment for Discontinued Operations(k)	Financing Transactions		Other Pro Forma Adjustments		Pro Forma
ASSETS:
Current Assets:
Cash and cash equivalents	$140,849	$—	$(100,849	)(l)	$15,000	(o)	$55,000
Accounts receivable, net of allowance for doubtful accounts of $4,296	66,183	(24,059)	—		—		42,124
Assets held for sale	8,706	—	—		—		8,706
Other current assets	12,015	(5,856)	—		—		6,159

Total Current Assets	227,753	(29,915)	(100,849)		15,000		111,989

Property and equipment, net of accumulated depreciation	2,506,523	(48,597)	—		—		2,457,926
Intangible assets, net of accumulated amortization	175,982	(170,978)	—		—		5,004
Other non-current assets	42,838	(28,408)	—		—		14,430

Total Non-Current Assets	2,725,343	(247,983)	—		—		2,477,360

Total Assets	$2,953,096	$(277,898)	(100,849)		15,000		2,589,349

LIABILITIES AND EQUITY:
Current Liabilities:
Current portion of long-term debt	$17,514	$—	$(17,514	)(m)	$—		$—
Accounts payable	48,757	(25,608)	—		—		23,149
Accrued expenses and other liabilities	59,587	(31,760)	(16,164	)(m)	—		11,663
Accrued payroll and employee benefits	52,113	(52,113)	—		—		—
Accrued real estate taxes	20,782	(112)	—		—		20,670

Total Current Liabilities	198,753	(109,593)	(33,678)		—		55,482

Long-term debt	1,670,447	—	(1,670,447	)(m)	—		1,022,856
			1,022,856	(m)
Mandatorily redeemable preferred shares, $0.01 par value	—	—	—		15,000	(o)	15,000
Other long-term liabilities	21,833	(13,209)	(1,169	)(m)	—		7,455
Deferred tax liabilities	233,765	(18,990)	409	(m)	(215,184	)(p)	—

Total Liabilities	2,124,798	(141,792)	(682,029)		(200,184)		1,100,793

Commitments and Contingencies
Equity:
Preferred Stock, $0.01 par value; 100,000,000 shares authorized and none outstanding as of December 31, 2017	—	—	—		—		—
Common Stock, $0.01 par value; 2,000,000,000 shares authorized at December 31, 2017, 132,478,073 shares issued and 117,345,996 shares outstanding as of December 31, 2017	1,325	—	—		(151	)(q)	1,174
Additional paid-in-capital	1,181,639	—	—		(212,310	)(q)	969,329
Accumulated (deficit) surplus	(144,041)	(136,106)	580,420	(n)	215,184	(p)	515,457
Treasury stock at cost, 15,132,077 shares at December 31, 2017	(212,461)	—	—		212,461	(q)	—
Accumulated other comprehensive loss	(760)	—	760	(m)	—		—
Noncontrolling interests	2,596	—	—		—		2,596

Total Equity	828,298	(136,106)	581,180		215,184		1,488,556

Total Liabilities and Equity	$2,953,096	$(277,898)	$(100,849)		$15,000		$2,589,349

See notes to unaudited pro forma consolidated financial information

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2017

(dollars in thousands, except share and per share data)

	LQH Historical	Adjustment for Discontinued Operations(a)		Intercompany Fees		Financing Transactions		Other Pro Forma Adjustments		Pro Forma
REVENUES:
Room revenues	$819,547	$—		$7,299	(b)	$—		$—			$826,846
Franchise and other fee-based revenues	114,600	(171,236)		56,636	(d)	—		—			—
Other hotel revenues	18,972	(3,162)		—		—		—			15,810

	953,119	(174,398)		63,935		—		—			842,656
Brand marketing fund revenues from franchise properties	27,511	(27,511)		—		—		—			—

Total Revenues	980,630	(201,909)		63,935		—		—			842,656
OPERATING EXPENSES:
Direct lodging expenses	416,682	—		48,369	(c)	—		4,104	(f)		469,155
Depreciation and amortization	148,421	(8,256)		—		—		—			140,165
General and administrative expenses	142,938	(86,743	)(d)	56,636	(d)	—		20,916	(f)		107,154
								(26,953	)(h)
Other lodging and operating expenses	56,180	—		1,376	(e)	—		—			57,556
Marketing, promotional and other advertising expenses	70,613	(50,092)		—		—		—			20,521
Impairment loss	1,178	—		—		—		—			1,178
(Gain) loss on sales	(3,665)	—		—		—		—			(3,665)

	832,347	(145,091)		106,381		—		(1,573)			792,064
Brand marketing fund expenses from franchise properties	27,511	(27,511)		—		—		—			—

Total Operating Expenses	859,858	(172,602)		106,381		—		(1,573)			792,064

Operating Income	120,772	(29,307)		(42,446)		—		1,573			50,592
OTHER INCOME (EXPENSES):
Interest expense, net	(81,617)	—		—		81,617	(g)	—			(52,711)
						(50,761	)(g)
						(1,950	)(g)
Other income	1,416	—		—		—		—			1,416

Total Other Expenses	(80,201)	—		—		28,906		—			(51,295)

Income (Loss) Before Income Taxes	40,571	(29,307)		(42,446)		28,906		1,573			(703)
Income tax benefit (expense)	111,556	(4,707	)(i)	16,978	(j)	(11,562	)(j)	(629	)(j)		111,636

NET INCOME (LOSS)	152,127	(34,014)		(25,468)		17,344		944			110,933
Less: net income attributable to noncontrolling interests	(162)	—		—		—		—			(162)

Net Income attributable to La Quinta Holdings’ stockholders	$151,965	$(34,014)		$(25,468)		$17,344		$944			$110,771

Earnings per share:
Basic earnings per share	$1.31									$
Diluted earnings per share	$1.30									$

See notes to unaudited pro forma consolidated financial information

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2016

(dollars in thousands, except share and per share data)

	LQH Historical	Adjustment for Discontinued Operations(a)		Intercompany Fees		Pro Forma
REVENUES:
Room revenues	$855,302	$—		$8,257	(b)	$863,559
Franchise and other fee-based revenues	106,468	(165,897)		59,429	(d)	—
Other hotel revenues	19,334	(3,511)		—		15,823

	981,104	(169,408)		67,686		879,382
Brand marketing fund revenues from franchised properties	25,150	(25,150)		—		—

Total Revenues	1,006,254	(194,558)		67,686		879,382
OPERATING EXPENSES:
Direct lodging expenses	409,886	—		49,820	(c)	459,706
Depreciation and amortization	147,081	(8,237)		—		138,844
General and administrative expenses	115,715	(82,237	)(d)	59,429	(d)	92,907
Other lodging and operating expenses	62,281	—		1,191	(e)	63,472
Marketing, promotional and other advertising expenses	68,327	(46,909)		—		21,418
Impairment loss	104,258	—		—		104,258
(Gain) loss on sales	(4,908)	—		—		(4,908)

	902,640	(137,383)		110,440		875,697
Brand marketing fund expenses from franchised properties	25,150	(25,150)		—		—

Total Operating Expenses	927,790	(162,533)		110,440		875,697

Operating Income	78,464	(32,025)		(42,754)		3,685
OTHER INCOME (EXPENSES):
Interest expense, net	(81,419)	—		—		(81,419)
Other income	2,345	—		—		2,345

Total Other Expenses	(79,074)	—		—		(79,074)

(Loss) Income Before Income Taxes	(610)	(32,025)		(42,754)		(75,389)
Income tax (expense) benefit	(493)	12,810		17,102		29,419

NET (LOSS) INCOME	(1,103)	(19,215)		(25,652)		(45,970)
Less: net income attributable to noncontrolling interests	(185)	—		—		(185)

Net (Loss) Income attributable to La Quinta Holdings’ stockholders	$(1,288)	$(19,215)		$(25,652)		$(46,155)

Earnings (loss) per share:
Basic (loss) earnings per share	$(0.01)
Diluted (loss) earnings per share	$(0.01)

See notes to unaudited pro forma consolidated financial information

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2015

(dollars in thousands, except share and per share data)

	LQH Historical	Adjustment for Discontinued Operations(a)		Intercompany Fees		Pro Forma
REVENUES:
Room revenues	$887,358	$—		$8,130	(b)	$895,488
Franchise and other fee-based revenues	100,069	(162,830)		62,761	(d)	—
Other hotel revenues	19,343	(3,625)		—		15,718

	1,006,770	(166,455)		70,891		911,206
Brand marketing fund revenues from franchised properties	23,204	(23,204)		—		—

Total Revenues	1,029,974	(189,659)		70,891		911,206
OPERATING EXPENSES:
Direct lodging expenses	398,828	—		51,473	(c)	450,301
Depreciation and amortization	166,642	(8,178)		—		158,464
General and administrative expenses	125,697	(81,986	)(d)	62,761	(d)	106,472
Other lodging and operating expenses	63,513	—		1,210	(e)	64,723
Marketing, promotional and other advertising expenses	69,810	(47,585)		—		22,225
Impairment loss	50,121	—		—		50,121
Loss on sales	4,088	—		—		4,088

	878,699	(137,749)		115,444		856,394
Brand marketing fund expenses from franchised properties	23,204	(23,204)		—		—

Total Operating Expenses	901,903	(160,953)		115,444		856,394

Operating Income	128,071	(28,706)		(44,553)		54,812
OTHER INCOME (EXPENSES):
Interest expense, net	(86,504)	—		—		(86,504)
Other income	7,632	—		—		7,632

Total Other Expenses	(78,872)	—		—		(78,872)

Income (Loss) Before Income Taxes	49,199	(28,706)		(44,553)		(24,060)
Income tax (expense) benefit	(22,487)	11,482		17,821		6,817

NET INCOME (LOSS)	26,712	(17,224)		(26,732)		(17,243)
Less: net income attributable to noncontrolling interests	(347)	—		—		(347)

Net Income (Loss) attributable to La Quinta Holdings’ stockholders	$26,365	$(17,224)		$(26,732)		$(17,590)

Earnings (loss) per share:
Basic (loss) earnings per share	$0.21
Diluted (loss) earnings per share	$0.20

See notes to unaudited pro forma consolidated financial information

Note 1: Basis of Pro Forma Presentation

Notwithstanding the legal form of the spin-off described elsewhere in this information statement, for accounting and financial reporting purposes, La Quinta Parent will be presented as being spun-off from CorePoint Parent (a “reverse spin”). This presentation is in accordance with GAAP and is primarily a result of the relative significance of CorePoint Parent’s business to LQH’s business, as measured in terms of revenues, profits, and assets. Further, LQH has been determined to best represent the predecessor entity to CorePoint Parent. Therefore, our historical financial statements presented herein and in our future filings, with respect to periods prior to the spin-off, will be represented by the historical financial statements of LQH, and the pro forma financial statements will present La Quinta Parent as discontinued operations.

The unaudited pro forma financial statements are based on LQH’s historical consolidated financial statements, which are included elsewhere in this information statement, and have been prepared to reflect the spin-off and related transactions.

The unaudited pro forma adjustments are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. These adjustments are included only to the extent they are directly attributable to the spin-off and related transactions and the appropriate information is known and factually supportable. Pro forma adjustments reflected in the unaudited pro forma consolidated statement of operations are expected to have a continuing effect on us.

Note 2: Financing Transactions

Subject to market conditions, CorePoint Lodging expects to complete one or more financing transactions on or prior to the completion of the spin-off, including to finance the Cash Payment. In connection with the entry into the Merger Agreement, CorePoint Lodging entered into the Debt Commitment Letter, pursuant to which the Debt Commitment Party has committed, subject to customary conditions, to provide CorePoint Lodging with $1.035 billion in secured debt mortgage and an additional $50.0 million available under a revolving credit facility to provide sufficient funds to make the Cash Payment and for CorePoint Lodging’s general corporate purposes. You should read the following together with the information included under the heading “Description of Certain Indebtedness” included elsewhere in this information statement.

Pursuant to the Separation and Distribution Agreement, CorePoint Parent is required to make a cash payment of $984.0 million, subject to certain adjustments described in the Separation and Distribution Agreement, to LQH Parent prior to the completion of the spin-off, to facilitate the repayment of part of LQH Parent’s existing debt. In addition, simultaneously with the closing of the merger, Wyndham expects to repay, or cause to be repaid, on behalf of LQH Parent, LQH Parent’s existing debt balance.

Note 3: Spin-Off Adjustments

In order to qualify as a REIT, we will not directly or indirectly operate any of our hotels. Prior to consummation of the spin-off, we will engage LQH to manage our hotels pursuant to management agreements. For more information regarding these agreements, see “Business and Properties—Our Principal Agreements—Management Agreements” and “—Franchise Agreements.”

We expect to qualify as, and elect to be treated for tax purposes as, a REIT in 2018 and thereby generally be exempt from U.S. federal income taxes as a result of our eligibility for a deduction for dividends that we will pay, beginning on the date of such election. While we generally anticipate paying out 90% or greater of our taxable income and thus significantly limiting our federal income tax liability, we nevertheless expect to be subject to certain U.S. federal, state, local and foreign income and other taxes, as well as subject to tax on taxable income earned by our taxable REIT subsidiary. The tax provision as a standalone company has been estimated using statutory rates applied to forecasted pre-tax income generated by each tax-paying entity.

Statements of Operations

(a)	LQH’s owned hotels are currently held through two of its wholly owned subsidiaries—Holdco I and Holdco III, collectively representing the Separated Real Estate Business—and its franchise and management business is held through two of its other wholly owned subsidiaries (see “The Spin-Off—Organizational Structure—Organizational Structure Prior to the Internal Reorganization”). As part of the spin-off, LQH will undergo an internal reorganization pursuant to which, among other things, all of the equity interests in Holdco I and Holdco III will be transferred to CorePoint Parent and all of the other assets and liabilities of LQH, including its management and franchising business, will be retained by La Quinta Parent. The pro forma financial statements present La Quinta Parent as discontinued operations and the column for “Adjustment for Discontinued Operations” represents the elimination of historical results of operations of La Quinta Parent.

(b)	Room Revenues: Reflects intercompany room revenues earned, which were historically eliminated in consolidation.

(c)	Direct Lodging Expenses: Reflects intercompany Direct Lodging Expenses incurred, including the Royalty fee, which were historically eliminated in consolidation

(d)	General and Administrative (“G&A”) Expense: Reflects the G&A costs directly attributable to LQH, calculated as the historical consolidated G&A balance, net of G&A fees directly attributable to CorePoint Lodging (dollars in thousands):

	Year ended December 31,
	2017	2016	2015
Historical Consolidated Balance	$142,938	$115,715	$125,697
less:
CorePoint Lodging G&A Expense(1)	$56,195	$33,478	$43,711

Discontinued Operations	$86,743	$82,237	$81,986

(1)	G&A costs directly attributable to the operation of the CorePoint Lodging business

In accordance with the applicable management and franchise agreements, the following fees have historically been paid by CorePoint Lodging to LQH, with the associated expense and revenues being eliminated in consolidation (dollars in thousands):

	Year ended December 31,
	2017	2016	2015
Management Fee	$20,916	$21,802	$22,618
Reservation Fee	$16,471	$17,182	$17,818
Returns Fee	$16,166	$16,400	$17,894
IT Fee	$3,052	$3,206	$3,377
Group Services Fee	$—	$808	$1,018
Other Fees	$31	$31	$36

Historical fees	$56,636	$59,429	$62,761

(e)	Other Lodging and Operating Expenses: Reflects intercompany Other Lodging and Other Operating Expenses incurred, which were historically eliminated in consolidation.

(f)	Incremental Management and Franchise Fee Expense: Reflects the fee expense related to the management and franchise agreements we will enter into with LQH upon completion of the spin-off pursuant to which LQH and its affiliates will provide to us for an agreed upon charge, various services to support the operations of our hotels, and which are anticipated to be on different terms from the existing management agreements reflected in our historical financial statements. Historical and incremental management fees and franchise fees for the periods presented are as follows (dollars in thousands):

	Year ended December 31,
Cost Type	2017	2016	2015
Historical Management Fee(1)	$20,916	$21,802	$22,618
Incremental Management Fee (2)	$20,916	$21,802	$22,618
Historical Royalty Fee(1)	$36,936	$38,528	$39,944
Incremental Royalty Fee(2)	$4,104	$4,281	$4,438

Total Fee	$82,872	$86,413	$89,618

(1) Based	on the terms of the historical management agreement
(2) Based	on the terms of the new management agreement

See “Business and Properties—Our Principal Agreements” for a further description of these agreements, including the percentage of revenues to be paid.

(g)	Interest Expense: Reflects the removal of the historical interest and amortized debt issuance costs. Reflects the interest expense to give effect to the $1.035 billion of indebtedness under the Financing Transactions. The assumed interest rates were derived from information received from prospective lenders which is based on current market conditions, the historical London Interbank Offered Rate (“LIBOR”) rate, and a projected spread of 2.75%. Based on these assumptions we utilize an estimated annualized interest rate of 4.32% on the indebtedness for the spin-off for the year ended December 31, 2017. Also included within interest expense, is $6.1 million of amortization of estimated debt issuance costs. While the amortization has been computed using the initial term of two years, the indebtedness provides for five extension options of one year each exercisable at CorePoint Lodging’s option. See note (m) for additional information.

A 0.125 percent change to interest rates on our variable rate debt would result in a change in interest expense of approximately $1.3 million for the year ended December 31, 2017.

Additionally, an adjustment to increase interest expense by $2.0 million results from dividends accrued on the mandatorily redeemable preferred stock. See note (o) for additional information.

(h)	Nonrecurring costs: Reflects the removal of non-recurring separation expenses included in our historical financial statements.

(i)	The adjustment reflects (1) tax expense based on the adjustment to income before tax for discontinued operations of $29.3 million using a 40% total rate, comprised of the statutory federal tax rate of 35% plus a total estimated state rate of 5%, and (2) $16.4 million of additional net tax benefit attributable to the re-measurement of the management and franchising business U.S. deferred tax assets due to the reduction in the U.S. corporate income tax rate from 35% to 21% under the Tax Cuts and Jobs Act of 2017. The re-measurement primarily relates to additional tax benefit related to trademarks in the amount of $22.8 million, with an offsetting additional tax expense of $6.4 million related to accrued expenses and other basis differences. For more information regarding the impact of the Tax Act for LQH, see Note 12 - Income Taxes to the LQH consolidated financial statements.

(j)	The adjustments reflect the estimated tax benefit (expense) using a 40% total rate, comprised of the statutory federal tax rate of 35% plus a total estimated state rate of 5% on book adjustments reflected for Intercompany Fees, Financing Transactions, and Other Pro Forma Adjustments.

Balance Sheet

(k)

LQH’s owned hotels are currently held through two of its wholly owned subsidiaries—Holdco I and Holdco III, collectively representing the Separated Real Estate Business—and its franchise and management business is held through two of its other wholly owned subsidiaries (see “The Spin-Off—Organizational Structure—Organizational Structure Prior to the Internal Reorganization”). As part of the spin-off, LQH will undergo an internal reorganization pursuant to which, among other things, all of the equity interests in Holdco I and Holdco III will be transferred to CorePoint Parent and all of the other assets and liabilities of LQH, including its management and franchising business, will be retained by La Quinta Parent. The pro forma financial statements present La Quinta Parent as discontinued operations and the column for “Adjustment for Discontinued Operations” represents the elimination of historical assets and liabilities of La Quinta Parent.

(l)	Cash: Reflects the adjustment to establish the cash and cash equivalents reference level of $40.0 million as defined under the Separation and Distribution Agreement as well as an additional $15 million of proceeds from the issuance of mandatory redeemable preferred stock. The cash not used to establish the cash and cash equivalents will be utilized as part of the debt refinance and merger.

(m)	Debt: Reflects the following adjustments.

•	Issuance of $1.035 billion in debt in connection with the entry into the Financing Transactions, net of deferred financing costs of $12.1 million. See Note 2 for additional details.

•	Repayment of the historical long-term debt and the write-off of debt issuance costs of $14.4 million.

•	The payment of current accrued interest of $16.2 million related to the existing debt payoff, which was reflected in accrued expense and other liabilities in our unaudited pro forma consolidated balance sheet.

•	The termination of the historical interest rate swap related to the existing debt, which was reflected in other long-term liabilities, deferred tax liabilities, and accumulated other comprehensive income in our unaudited pro forma consolidated balance sheet.

(n)	Represents the net equity increase to be realized by LQH as a result of the Merger transaction, after taking into consideration the gross purchase price of $1.95 billion, redemption of LQH’s shares outstanding totaling $994 million, payoff of the entirety of LQH’s existing long-term debt facility utilizing a $984 million payment from CorePoint Lodging to LQH and $715 million of LQH debt to be assumed by Wyndham as provided in the merger agreement and, the establishment of a reserve for estimated taxes associated with the Spin of $240 million, as well as estimated transaction costs and other expected uses of cash.

(o)	Preferred Stock: Represents the issuance of non-convertible, non-voting Series A Preferred Stock in a total amount of $15 million with a stated coupon of 13% per annum and a term of 10 years, non-callable for the first seven years. The preferred stock is mandatorily redeemable for cash at a determinable date, and is classified as a liability.

(p)	Deferred Tax Liabilities: Reflects the elimination of the net deferred tax liabilities resulting from (1) the reversal of the deferred tax liabilities associated with the taxable spin transaction and resulting step-up in tax basis, and (2) CorePoint Lodging’s election of REIT status.

(q)	Treasury Stock: Reflects the adjustment to retire the treasury shares as such shares will not be subject to conversion upon the effective date of the transaction.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Financial Statement Presentation,” “Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial Data,” “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Statements” and LQH’s historical financial statements and related notes included elsewhere in this information statement.

The following discussion contains forward-looking statements that reflect CorePoint Lodging’s plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” section of this information statement. Actual results may differ materially from those contained in any forward-looking statements. You should carefully read “Risk Factors” and “Special Note About Forward-Looking Statements.”

Overview

Spin-off from La Quinta Holdings Inc.

LQH Parent previously announced its intention to pursue the possibility of separating its real estate business from its franchise and management business, including the spin-off of its real estate ownership business into an independent, publicly traded company. The spin-off of CorePoint Lodging will be made as part of a plan approved by the LQH Board to spin off LQH’s real estate business into a stand-alone, publicly traded company prior to the proposed merger of La Quinta Parent with a wholly owned subsidiary of Wyndham Worldwide.

Consummation of the spin-off is subject to the satisfaction or waiver by CorePoint Parent or LQH Parent of certain conditions. Any waiver will also require the prior written consent of Wyndham Worldwide, which shall not be unreasonably withheld, conditioned or delayed. The spin-off is a condition to consummating the merger. Unless the Merger Agreement has been terminated in accordance with its terms, LQH Parent does not have the right to unilaterally decide to cancel the distribution of the CorePoint Parent common stock. However, if the Merger Agreement is terminated, under certain specified circumstances, LQH may be required to pay Wyndham Worldwide a termination fee of $37.0 million. The spin-off and the merger cannot be completed until the applicable conditions are satisfied or waived, and we cannot be certain when or if the conditions for the spin-off and the merger will be satisfied or waived. For more information, see “Risk Factors—Risks Related to the Spin-Off and the Merger—The spin-off and/or the merger may not be completed on the terms or timeline currently contemplated, if at all, and may have a material adverse effect on us whether or not the merger is completed” and “The Spin-Off—Conditions to the Spin-Off.”

Immediately following the distribution, La Quinta Parent will not own any shares of any class of CorePoint Parent outstanding common stock. CorePoint Parent has entered into the Separation and Distribution Agreement and will enter into several other agreements with La Quinta Parent. These agreements will set forth the principal transactions required to effect CorePoint Lodging’s separation from La Quinta and provide for the allocation between CorePoint Parent and La Quinta Parent of various assets, liabilities, rights and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities) and govern the relationship between CorePoint Lodging and La Quinta after completion of the spin-off. These agreements will also include arrangements with respect to transitional services to be provided by La Quinta to CorePoint Lodging.

In addition, prior to the spin-off, CorePoint Lodging will enter into agreements, including long-term hotel management and franchise agreements for each of its hotels, with LQH that have either not existed historically, or that may be on different terms than the terms of the arrangement or agreements that existed prior to the spin-off. The historical consolidated financial statements do not reflect the effect of these new or revised agreements and LQH’s historical expenses may not be reflective of CorePoint Lodging’s consolidated results of operations, financial position and cash flows had it been a stand-alone company during the periods discussed in the “Results of Operations” section.

CorePoint Parent intends to elect and qualify to be subject to tax as a REIT for federal income tax purposes immediately following the spin-off. So long as CorePoint Parent qualifies as a REIT, it generally will not be subject to U.S. federal income tax on net taxable income that it distributes annually to its stockholders. To qualify as a REIT for U.S. federal income tax purposes, CorePoint Parent must continually satisfy tests concerning, among other things, the real estate qualification of sources of its income, the composition and values of its assets, the amounts it distributes to its stockholders and the ownership of its stock. In order to comply with REIT requirements, CorePoint Parent may need to forego otherwise attractive opportunities and limit its expansion opportunities and the manner in which it conducts its operations.

Upon CorePoint Parent’s election to be treated as a REIT for U.S. federal income tax purposes, CorePoint Parent intends to make quarterly distributions to its stockholders in amounts that meet or exceed the requirements to qualify and maintain its qualification as a REIT and to avoid corporate level taxation. Prior to making any distributions for U.S. federal tax purposes or otherwise, CorePoint Parent must first satisfy its operating and debt service obligations. Although CorePoint Parent currently anticipates that its estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs to avoid corporate level taxation, it is possible that it would be necessary to utilize cash reserves, liquidate assets at unfavorable prices or incur additional indebtedness in order to make required distributions.

Financing Transactions in connection with the spin-off

In connection with the spin-off, CorePoint Parent will make a cash payment to LQH Parent of $984.0 million, subject to certain adjustments based on the actual amount of net indebtedness of LQH Parent (as of immediately prior to the effective time of the spin-off) and certain accrued but unpaid expenses incurred in connection with the spin-off and the merger, immediately prior to and as a condition of the spin-off.

In connection with the entry into the Merger Agreement, CorePoint Lodging entered into the Debt Commitment Letter, pursuant to which the Debt Commitment Party has committed, subject to customary conditions, to provide CorePoint Lodging with $1.035 billion in secured debt mortgage and an additional $50.0 million available under a revolving credit facility to provide sufficient funds to make the Cash Payment and for CorePoint Lodging’s general corporate purposes. The ultimate funding by the Debt Commitment Party under the Commitment Letter is subject to certain customary conditions, including, but not limited to, receipt of financial information, delivery of customary documentation relating to CorePoint Lodging and its subsidiaries and consummation of the spin-off and the merger. See “Description of Certain Indebtedness—Financing Transactions in Connection with the Spin-Off.”

Basis of presentation

Notwithstanding the legal form of the spin-off described elsewhere in this information statement, for accounting and financial reporting purposes, La Quinta Parent will be presented as being spun-off from CorePoint Parent (a “reverse spin”). This presentation is in accordance with GAAP and is primarily a result of the relative significance of CorePoint Parent’s business to LQH’s business, as measured in terms of revenues, profits, and assets. Further, LQH has been determined to best represent the predecessor entity to CorePoint Parent. Therefore, our historical financial statements presented herein and in our future filings, with respect to periods prior to the spin-off, will be represented by the historical financial statements of LQH, and the pro forma financial statements will present La Quinta Parent as discontinued operations.

Unless otherwise noted, the following is historical financial information of LQH and does not account for the spin-off, the internal reorganization, the distribution or the Financing Transactions. The financial information discussed below and included in this information statement may not necessarily reflect what CorePoint Lodging’s financial condition, results of operations or cash flows would have been had it been separated from La Quinta and a standalone company during the periods presented or what its financial condition, results of operations and cash flows may be in the future. See “Unaudited Pro Forma Consolidated Financial Statements.”

For purposes of the following discussion and unless otherwise indicated or the context otherwise requires, “we,” “our,” “us” and “La Quinta” refer to La Quinta Holdings Inc. and its consolidated subsidiaries before giving effect to the spin-off, the internal reorganization and the distribution.

Our business

We are a leading owner, operator and franchisor of select-service hotels primarily serving the midscale and upper-midscale segments under the La Quinta brand. All new franchised hotels are La Quinta Inn & Suites in the U.S. and Canada and LQ Hotel in Mexico and in Central and South America. Our system-wide portfolio, as of December 31, 2017, consisted of 902 hotels representing approximately 88,400 rooms located predominantly across 48 U.S. states, as well as in Canada, Mexico, Honduras and Colombia, of which 317 hotels were owned and operated and 585 were franchised. We also have a pipeline of 261 franchise agreements for franchised hotels in the United States, Mexico, Colombia, Nicaragua, Guatemala, Chile and El Salvador. We primarily derive our revenues from owned hotel operations and fees generated from franchised hotels.

All of our long-lived assets are located in the United States and, during the year ended December 31, 2017, we derived over 99% of our revenue from within the United States.

Hurricane Harvey and Hurricane Irma

During the third quarter of 2017, two major hurricanes made landfall impacting areas serviced by our hotels. In August 2017, Hurricane Harvey lingered over Texas and parts of Louisiana causing widespread flooding and associated damage. In September 2017, Hurricane Irma made its way up Florida’s west coast causing widespread wind damage, flooding and power outages. Many franchised and owned hotels in affected areas were impacted by the storms, including property damage, damage to infrastructure surrounding the hotels and business interruption. As it relates to our franchised hotels, the primary impact was on the amount of fees we collected from our franchisees during such quarter, as these fees are typically revenue based. As it relates to our owned hotels, the storms impacted and will continue to impact in the near term, our owned hotel revenues, expenses and gains and losses, as we are the owner/operator of these hotels. Hurricanes Harvey and Irma had a meaningful impact on our business in the third and fourth quarters. We are working to reopen the hotels and to restore the out-of-order rooms to service as quickly as possible. As of February 28, 2018, approximately five percent of our owned rooms remain out of service due to hurricane damage.

We continue to work closely with our insurance adjusters, claims adjusters and construction staff to bring the affected rooms back online as quickly as possible. Insurance claims will be made as determined through the evaluation process; however, the timing and amount of insurance proceeds are uncertain and may not be sufficient to cover all losses. Capital expenditures will be made in order to restore these hotels to pre-hurricane condition and may be larger than normal due to the scope of the damage. Timing differences are likely to exist between the capital expenditures and insurance proceeds reflected in our financial statements.

Strategic Priorities

Beginning in 2016 and continuing in 2017, we have focused on key strategic priorities designed to (1) Drive consistency in our product, (2) Drive consistency in the delivery of an outstanding guest experience, and (3) Drive engagement with our brand by investing in points of differentiation. Our current strategic initiatives in support of these priorities are centered around (1) a continuous review of our owned hotel portfolio to evaluate the position of each hotel within our brand, (2) identifying, testing, and implementing enhancements to the hotel operating model for our owned hotels, and (3) enhancing the La Quinta Returns loyalty program. Possible outcomes from the review of our owned hotel portfolio include, but are not limited to, improving and/or repositioning a hotel through a significant renovation, determining a hotel is appropriately positioned within its market, or disposing of a hotel and/or removing it from the La Quinta brand and opening the market up to potential new franchise development. This review of our owned hotel portfolio has identified approximately 50 properties that, with the appropriate scope of capital investment and renovation, we believe have the opportunity to re-position within a market, capturing occupancy and additional rate while being measured against new, higher-quality competitive sets.

These significant renovations commenced in the fourth quarter of 2016, with start and completion dates for these projects occuring throughout 2017 and 2018. As of December 31, 2017, construction related to 27 of these hotel renovations have been substantially completed, with construction related to an additional 11 substantially completed in January 2018.

If a decision is made to dispose of a hotel or groups of hotels from the La Quinta brand, we expect that our revenue and Adjusted EBITDA from owned hotels will decrease and that decrease may be material. Additionally, a decision to dispose of a hotel or groups of hotels may result in an impairment charge related to the reduced holding period of the hotels.

Segments

Our operating segments are components of the business which are managed discretely and for which discrete financial information is reviewed regularly by our Chief Executive Officer, who is our chief operating decision maker, to assess performance and make decisions regarding the allocation of resources. We define our reportable segments as follows:

•	Owned hotels—This segment derives its earnings from the operation of owned hotel properties located in the United States.

•	Franchise and management—This segment derives its earnings primarily from fees earned under various license and franchise and management hotel agreements relating to our owned and franchised hotels. These agreements provide for us to earn compensation for the licensing of our brand to franchisees, for providing certain services (including hotel management services) and for providing access to certain shared services and marketing programs such as reservations, La Quinta Returns, and property management systems. We do not currently generate, and did not generate over the periods presented, any revenue from the management of hotel operations for third parties. This segment includes intercompany fees, which are charged to our owned portfolio to reflect that certain functions, such as franchise, licensing and management, are included in the franchise and management segment. Franchise agreements with our owned hotels provide for a franchise fee of 4.5% of gross room revenues and a management fee of 2.5% of gross operating revenue for our owned hotels. We set the franchise fee on a basis that reflects the services and rights covered by the franchise agreements and because, as a public company with two segments that may be valued differently by investors, we believe it is meaningful to investors to show a franchise fee on our owned portfolio that is consistent with the franchise fee we charge our franchisees. We set the management fee on a basis that reflects current market rates for select service hotels, and the current composition of our owned portfolio and the services to be provided. These fees are charged to owned hotels and are eliminated in the accompanying consolidated financial statements.

Our segment information also reflects corporate and other, which includes revenues generated by and related to operating expenses incurred in connection with the overall support and brand management of our owned, managed and franchised hotels and operations. The franchise agreements with our owned hotels also include a reservation fee of 2.0% of gross room revenues, which is reflected in corporate and other.

We currently have a business model that involves both ownership of properties and franchising of third-party owned properties. This provides us with diversified revenue and income streams that balance both the advantages and risks associated with these lines of business.

As an owner of hotels, we can capture the full benefit of increases in operating profits during periods of increasing demand or ADR. The cost structure of our typical hotel is more fixed than variable, so as demand and

ADR increase over time, the pace of increase in operating profits typically is higher than the pace of increase of revenues. Hotel ownership is, however, more capital intensive than granting franchise agreements to third-party hotel owners, as we are responsible for the costs and capital expenditures for our owned hotels. The profits realized by us in our owned hotels segment are generally more significantly affected by economic downturns and declines in revenues than the results of our Franchise hotels. See also “—Key components and factors affecting our results of operations—Expenses” and “Risk Factors—Risks Related to Our Business and Industry.”

As a franchisor of hotels, growth in the number of franchised hotels and earnings from franchises typically results in higher overall returns on invested capital because the capital required to build and maintain franchised hotels is typically provided by the owner of the respective property with minimal or no capital required by us, as franchisor. During periods of increasing demand, we do not, however, share in most of the benefits of increases in profits from franchised hotels because franchisees do not pay us fees based on profits. A principal component of our current growth strategy is to focus our expansion on our franchise business.

For purposes of this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the following table sets forth the number of owned and franchised La Quinta branded hotels as of December 31, 2017, 2016 and 2015.

	As of December 31,
	2017	2016	2015
Number of Hotels:
Owned hotels(1)	317	322	341
Franchised hotels(2)	585	566	545

Total Owned and Franchised Hotels	902	888	886

(1)	Owned hotels includes properties that are subject to ground leases; we include these 18 properties as owned hotels throughout this Management’s Discussion and Analysis of Financial Condition and Results of Operations. Owned hotels also include one hotel owned via a joint venture in which we have a controlling interest. As of December 31, 2017, 2016 and 2015, owned hotels includes three, five and 13 hotels, respectively, designated as assets held for sale, which are subject to definitive purchase agreements, respectively.
(2)	As of December 31, 2017, 2016 and 2015, franchised hotels includes three, five and one hotels, respectively, that are temporary franchise agreements related to owned hotels that are in the process of exiting the system.

Seasonality

The hotel industry is seasonal in nature. Generally, our revenues are greater in the second and third quarters than in the first and fourth quarters. The timing of holidays can also impact our quarterly results. The periods during which our properties experience higher revenues vary from property to property and depend principally upon location. This seasonality can be expected to cause quarterly fluctuations in revenue, profit margins and net earnings. Additionally, our quarterly results may be further affected by the timing of certain of our marketing production expenditures. Further, the timing of opening of newly constructed or franchised hotels and the timing of any hotel acquisitions or dispositions may cause a variation of revenue and earnings from quarter to quarter.

Inflation

We do not believe that inflation had a material effect on our business during the years ended December 31, 2017, 2016 and 2015. Although we believe that increases in the rate of inflation will generally result in comparable increases in hotel room rates, severe inflation could contribute to a slowing of the U.S. economy. Such a slowdown could result in a reduction in room rates and occupancy levels, negatively impacting our revenues and net income.

Key components and factors affecting our results of operations

Revenues

We primarily derive our revenues from the following sources:

•	Room revenues. Represents revenues derived from hotel operations at owned hotels which are almost exclusively driven by room rentals. These revenues are primarily derived from three categories of guests: leisure, corporate and group.

•	Franchise fees. Represents revenues derived from franchise fees received in connection with the franchising of our brand, and other revenue generated by the incidental support of hotel operations for franchised hotels. Franchise fees consist of an initial fee upon the entry of a new hotel into the system and a monthly royalty fee, generally calculated as a percentage of gross room revenue. As new franchised hotels are established in our franchise system, we expect the franchise fees received from such hotels to increase over time as they establish their presence in the marketplace and stabilize their operations. If a franchise property changes owners, we generally charge a transfer fee.

•	Management fees. Represents revenues derived from management fees received in connection with the management of day-to-day hotel operations, and other revenue generated by the incidental support of hotel operations for managed properties. Management fees are generally calculated as a percentage of gross room revenue.

•	Other hotel revenues. Other hotel revenues include revenues generated by the incidental support of hotel operations for owned hotels, including charges to guests for vending commissions, meeting and banquet room revenue, laundry services, and other rental income from operating leases associated with leasing space for restaurants, billboards and cell towers.

•	Brand marketing fund revenues from franchised properties. These revenues represent the fees collected from our franchised hotels related to our Brand Marketing Fund (“BMF”), which are calculated as a percentage of gross room revenues. The corresponding expenses are presented as other expenses from franchised properties in our consolidated statements of operations, resulting in no impact to continuing operating (loss) income or net (loss) income.

Consumer demand for our services is closely linked to the performance of the general economy on both a national and regional basis and is sensitive to business and personal discretionary spending levels. Declines in consumer demand due to adverse general economic conditions, risks affecting or reducing travel patterns, lower consumer confidence and adverse political conditions can lower the revenues and profitability of our owned hotels and the amount of franchise fee revenues we are able to generate from our franchised hotels. As a result, changes in consumer demand and general business cycles can subject, and have subjected, our revenues to significant volatility. See “Risk Factors—Risks Related to Our Business and Industry.”

Activities in the oil and gas industry over the past few years have significantly affected demand in markets defined by STR, a primary source for third-party market data and industry statistics and forecasts, as “oil tracts,” significantly affecting our business in those markets, and additional acceleration or deceleration of activities in this industry could further affect our business in those markets.

In addition to general economic conditions, our guest satisfaction scores, the location of our hotels, the expenditures that we and our franchisees incur to improve our hotels, our loyalty program and the quality of our service impact our ADR, occupancy rates, RevPAR and RevPAR Index performance (each of which is described below under “—Key indicators of financial condition and operating performance”). Changes in ADR and occupancy have the potential to significantly impact our revenues.

Our review of our owned hotel portfolio has identified approximately 50 properties that, with the appropriate scope of capital investment and renovation, we believe have the opportunity to re-position within a market, capturing occupancy and additional rate while being measured against new, higher-quality competitive sets.

Expenses

We primarily incur the following expenses:

•	Direct lodging expenses and other lodging and operating expenses. Direct lodging and Other lodging and operating expenses reflect the operating expenses of our owned hotels, including both direct and indirect hotel operating expenses. Direct lodging expenses include items such as compensation costs for hotel level management, housekeeping, laundry and front desk staff, supply costs for guest room amenities and laundry, repairs and maintenance, utilities, sales and local marketing, bad debt expenses related to direct-bill corporate customers, and online and offline travel agency commissions. Other lodging and operating expenses include indirect property operating expenses, primarily property taxes and insurance.

•	Depreciation and amortization. These are non-cash expenses that primarily consist of depreciation of fixed assets such as buildings, furniture, fixtures and equipment at our owned hotels, as well as certain corporate assets. Amortization expense primarily consists of amortization of intangibles related to our franchise business, and other leasehold interests, all of which are amortized over their estimated useful lives.

•	General and administrative expenses. General and administrative expenses consist primarily of compensation expense for our corporate staff and personnel supporting our business segments, professional fees (including consulting, audit and legal fees), travel and entertainment expenses, contractual performance obligations and office administrative and related expenses.

•	Impairment losses. We hold amortizing and non-amortizing intangible assets and long-lived assets. We evaluate these assets for impairment as further discussed in “—Critical accounting policies and estimates.” These evaluations have, in the past, resulted in impairment losses for certain of these assets based on the specific facts and circumstances surrounding those assets and our estimates of the fair value of those assets. Based on economic conditions, estimated holding periods or other factors at a hotel-specific or system-wide level, we may be required to take additional impairment losses to reflect further declines in our asset and/or investment values.

•	Brand marketing fund expenses from franchised and managed properties. These expenses represent the expenditure of BMF fees collected from our franchised hotels for marketing and other support of the La Quinta brand. The corresponding revenues are presented as other revenues from franchised properties in our consolidated statements of operations, resulting in no impact to operating income or net income.

•	Marketing, promotional and other advertising expenses. These expenses include advertising costs associated with general promotion of the La Quinta brand and specific advertising and marketing support for our operation and for the operations of our franchisees, which are in addition to the expenditure of BMF fees collected from franchised and managed properties for the same purpose.

Fluctuations in operating expenses at our owned hotels can be related to various factors, including changes in occupancy rates, which directly impact certain variable expenses including labor, supplies, utilities and other operating expenses. However, certain of our expenses are relatively fixed, including rent, property taxes, liability insurance and, to a certain extent, payroll. As market conditions dictate, we take steps to adjust both our variable and fixed costs to levels we feel are appropriate to enhance guest experience, maximize profitability and respond to market conditions without jeopardizing the overall guest experience or the value of our hotels or brand. In addition, changes in depreciation expenses may be impacted by renovations of existing hotels or the disposition of existing hotels through sale or closure. General and administrative expenses may also fluctuate from period to period, primarily related to support of the Company’s overall strategic initiatives.

For other factors affecting our costs and expenses, see “Risk Factors—Risks Related to Our Business and Industry.”

Key indicators of financial condition and operating performance

We use a variety of financial and other information in monitoring the financial condition and operating performance of our business. Some of this information is financial information that is prepared in accordance with GAAP, while other information may be financial in nature and may not be prepared in accordance with GAAP. Our management also uses other information that may not be financial in nature, including statistical information and comparative data that are commonly used within the lodging industry to evaluate hotel financial and operating performance. Our management uses this information to measure the performance of hotel properties and/or our business as a whole. Historical information is periodically compared to our internal budgets, as well as against industry-wide information. We use this information for planning and monitoring our business, as well as in determining management and employee compensation.

Average daily rate (“ADR”) represents hotel room revenues divided by total number of rooms sold in a given period. ADR measures the average room price attained by a hotel or group of hotels, and ADR trends provide useful information concerning pricing policies and the nature of the guest base of a hotel or group of hotels. Changes in room rates have an impact on overall revenues and profitability.

Occupancy represents the total number of rooms sold in a given period divided by the total number of rooms available at a hotel or group of hotels. Occupancy measures the utilization of our hotels’ available capacity. Management uses occupancy to gauge demand at a specific hotel or group of hotels in a given period. Occupancy levels also help us determine achievable ADR levels as demand for hotel rooms increases or decreases.

Revenue per available room (“RevPAR”) is defined as the product of the ADR charged and the average daily occupancy achieved. RevPAR does not include other ancillary, non-room revenues, such as food and beverage revenues or parking, telephone or other guest service revenues generated by a hotel, which are not significant for the Company.

As it pertains to owned hotels, RevPAR changes that are driven predominately by occupancy have different implications for overall revenue levels and incremental hotel operating profit than changes driven predominately by ADR. For example, increases in occupancy at a hotel would lead to increases in room revenues, as well as incremental operating costs (including, but not limited to, housekeeping services, utilities and room amenity costs). RevPAR increases due to higher ADR, however, would generally not result in additional operating costs, with the exception of those charged or incurred as a percentage of revenue, such as credit card fees and commissions. As a result, changes in RevPAR driven by increases or decreases in ADR generally have a greater effect on operating profitability at our owned hotels than changes in RevPAR driven by occupancy levels. Changes in RevPAR for our franchised hotels, whether driven by occupancy or ADR, directly impact our franchise revenues as these revenues are generally based on a percentage of the franchised hotels’ room revenues. Due to seasonality in our business, we review RevPAR by comparing current periods to budget and period-over-period.

RevPAR Index measures a hotel’s or group of hotels’ market share of a competitive set’s revenue per available room. RevPAR Index is stated as a percentage and is calculated for each hotel by comparing the hotel’s RevPAR to the aggregate RevPAR of a group of competing hotels generally in the same market. RevPAR Index is a weighted average of the individual property results. We subscribe to STR which collects and compiles the data used to calculate RevPAR Index, and STR may calculate ADR and RevPAR differently than we and our competitors do. The owner of each La Quinta hotel exercises its discretion in identifying the competitive set of properties for such hotel, considering, subject to STR’s guidelines, such factors as physical proximity, competition for similar customers, services and amenities, quality and average daily rate. We initially review the competitive set makeup of each new hotel that enters our system and review the continuing appropriateness of each hotel’s competitive set on an ongoing basis. Accordingly, while the hotel brands included in the competitive set for any individual La Quinta hotel depend heavily on market-specific conditions, the competitive sets for La Quinta hotels most often include one or more of Comfort, Holiday Inn Express and Hampton. Management uses RevPAR Index and changes in RevPAR Index, particularly year-over-year percentage changes, to evaluate the performance of individual or groups of hotels relative to other competing hotels.

Comparable hotels are defined as hotels that were active and operating in our system for at least one full calendar year as of the end of the applicable reporting period and were active and operating as of January 1st of the previous year; except for: (i) hotels that sustained substantial property damage or other business interruption; (ii) owned hotels that become subject to a purchase and sale agreement; or (iii) hotels in which comparable results are otherwise not available. Management uses comparable hotels as the basis upon which to evaluate ADR, occupancy and RevPAR between periods for the set of comparable hotels existing at the reporting date versus the results of the same set of hotels in the prior period.

•	Of the 902, 888 and 886 hotels in our system as of December 31, 2017, 2016 and 2015, respectively, 805, 788 and 798 have been classified as comparable hotels for the years ended December 31, 2017, 2016 and 2015, respectively.

EBITDA and Adjusted EBITDA. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a commonly used measure in many industries. We adjust EBITDA when evaluating our performance because we believe that the adjustment for certain items, such as restructuring and acquisition transaction expenses, impairment charges related to long-lived assets, non-cash equity-based compensation, discontinued operations, and other items not indicative of ongoing operating performance, provides useful supplemental information to management and investors regarding our ongoing operating performance. We believe that EBITDA and Adjusted EBITDA provide useful information to investors about us and our financial condition and results of operations for the following reasons: (i) EBITDA and Adjusted EBITDA are among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions; and (ii) EBITDA and Adjusted EBITDA are frequently used by securities analysts, investors, lenders and other interested parties as a common performance measure to compare results or estimate valuations across companies in our industry.

EBITDA and Adjusted EBITDA are not recognized terms under GAAP, have limitations as analytical tools and should not be considered either in isolation or as a substitute for net income (loss), cash flow or other methods of analyzing our results as reported under GAAP. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

•	EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

•	EBITDA and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect the impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations.

Results of operations

The following table presents hotel operating statistics for our system-wide (owned and franchised) comparable hotels for the applicable periods (1):

	Year ended December 31, 2017	Variance 2017 vs. 2016	Year ended December 31, 2016	Variance 2016 vs. 2015	Year ended December 31, 2015
Occupancy	67.1%	81 bps	66.5%	-100 bps	67.5%
ADR	$90.55	1.7%	$88.73	1.5%	$86.21
RevPAR	$60.75	2.9%	$59.03	0.0%	$58.23

(1)	See definition of comparable hotels in “—Key indicators of financial condition and operating performance—Comparable hotels.”

In addition, the following table presents RevPAR Index for our system-wide (owned and franchised) hotels for the applicable periods:

	Year ended December 31, 2017	Net Change	Year ended December 31, 2016	Net Change	Year ended December 31, 2015
RevPAR Index(1)	95.6%	138 bps	94.3%	55 bps	94.8%

(1)	Information based on the STR competitive set of hotels as of December 31, 2017.

While we expect operating results at existing owned properties to improve and our business to grow based on our success in implementing initiatives designed to deliver a consistent guest experience and invest in points of differentiation, our ability to do so is dependent in part on increases in discretionary spending and the economic environment overall as well as on a local basis in our markets. See “Risk factors—Risks related to our business and industry.”

We anticipate growth in our Franchise segment, driven both by improvements in performance at our existing franchised hotels and by increases in the number of franchised hotels in our system based on our pipeline and plans to grow our franchise business. In recent years, we have made significant progress in executing our strategic priorities, including the expansion of our footprint through our franchise business. From December 31, 2016 to December 31, 2017, our total number of owned and franchised La Quinta hotels has grown from 888 to 902, with franchised hotels increasing from 566 to 585. At December 31, 2016, our pipeline numbered 248 hotels, or approximately 23,100 rooms, and has grown to 261 hotels, or approximately 24,500 rooms, in our pipeline at December 31, 2017, while we have opened a net total of 19 hotels over that time period. Each of our pipeline hotels is represented by an executed franchise agreement, and approximately 28% of the conversions and new construction projects have commenced as of December 31, 2017. However, should our franchisees experience difficulty in securing financing for their franchise or a decline in demand for hotel rooms, our pipeline may be adversely affected, resulting in delays in the opening of new hotels or decreases in the number of future properties that we could potentially franchise. Although there is no significant cost to us associated with our pipeline, because revenues from franchised hotels are principally derived from franchise fees rather than room rentals, as we grow our system by increasing the number of franchised hotels, our revenues and expenses will increase at a significantly slower rate than if we were growing our system through an increase in number of owned hotels.

Year ended December 31, 2017 compared with year ended December 31, 2016

In 2017, on a system-wide comparable hotels basis, we experienced an increase in ADR, occupancy and RevPAR compared to the year ended December 31, 2016.

The following tables present our overall operating performance, and system-wide and segment occupancy, ADR and RevPAR rates on a comparable hotel statistic basis, in each case, for the year ended December 31, 2017 and 2016, and system-wide and segment occupancy, ADR and RevPAR rates on a comparable hotel statistic basis, in each case, for the three months ended December 31, 2017 and 2016, including the amount and percentage change in these results between the periods (for additional information about quarterly periods, see Note 18: “Selected Quarterly Financial Information” in the consolidated financial statements of La Quinta Holdings Inc. as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, included elsewhere in this information statement):

	Year ended December 31,		Increase/(Decrease)
(in thousands)	2017	2016	$ change	% change
Revenues
Room revenues	$819,547	$855,302	$(35,755)	(4.2)
Franchise and other fee-based revenues	114,600	106,468	8,132	7.6
Other hotel revenues	18,972	19,334	(362)	(1.9)

	953,119	981,104	(27,985)	(2.9)
Brand marketing fund revenues from franchised properties	27,511	25,150	2,361	9.4

Total Revenues	980,630	1,006,254	(25,624)	(2.5)
Operating Expenses
Direct lodging expenses	416,682	409,886	6,796	1.7
Depreciation and amortization	148,421	147,081	1,340	0.9
General and administrative expenses	142,938	115,715	27,223	23.5
Other lodging and operating expenses	56,180	62,281	(6,101)	(9.8)
Marketing, promotional and other advertising expenses	70,613	68,327	2,286	3.3
Impairment loss	1,178	104,258	(103,080)	(98.9)
Gain on sales	(3,665)	(4,908)	1,243	(25.3)

	832,347	902,640	(70,293)	(7.8)
Brand marketing fund expenses from franchised properties	27,511	25,150	2,361	9.4

Total Operating Expenses	859,858	927,790	(67,932)	(7.3)

Operating Income	120,772	78,464	42,308	53.9
Other Income (Expenses)
Interest expense, net	(81,617)	(81,419)	(198)	0.2
Other income	1,416	2,345	(929)	(39.6)

Total Other Expenses, Net	(80,201)	(79,074)	(1,127)	1.4

Income (Loss) Before Income Taxes	40,571	(610)	41,181	NM (1)
Income tax benefit (expense)	111,556	(493)	112,049	NM (1)

Net Income (Loss)	152,127	(1,103)	153,230	NM (1)
Net Income Attributable to Noncontrolling Interests	(162)	(185)	23	(12.4)

Net Income (Loss) Attributable to La Quinta Holdings’ stockholders	$151,965	$(1,288)	$153,253	NM (1)

(1)	Fluctuation in terms of percentage change is not meaningful.

Comparable hotel statistics	For the three months ended December 31, 2017	Variance three months ended December 31, 2017 vs. 2016	Year ended December 31, 2017	Variance Year ended December 31, 2017 vs. 2016
Owned hotels
Occupancy	58.9%	-185 bps	64.9%	-58 bps
ADR	$82.01	1.1%	$85.53	1.1%
RevPAR	$48.33	-2.0%	$55.54	0.2%
Franchised hotels
Occupancy	66.2%	288 bps	69.2%	218 bps
ADR	$91.83	3.4%	$95.20	2.0%
RevPAR	$60.79	8.1%	$65.91	5.3%
System-wide
Occupancy	62.6%	53 bps	67.1%	81 bps
ADR	$87.24	2.5%	$90.55	1.7%
RevPAR	$54.60	3.4%	$60.75	2.9%

Revenues

Owned hotels

As of December 31, 2017, we owned 317 hotels, comprising approximately 40,600 rooms, located in the United States. Room revenues at our owned hotels for the years ended December 31, 2017 and 2016 totaled $819.5 million and $855.3 million, respectively. The decrease of $35.8 million, or 4.2 percent, was primarily driven by the loss of room availability of approximately 3,000 rooms in Florida for the last four months of 2017 as a result of Hurricane Irma as well as the sale of five owned hotels between the periods and RevPAR at our comparable owned hotels increased 0.2 percent for the year ended December 31, 2017 over the prior year. The decrease in RevPAR was driven by 58 basis point decrease in occupancy offset by an increase in ADR of 1.1 percent. Excluding the impact of the owned hotels impacted by the hurricanes and those undergoing significant renovation as part of the repositioning effort, system-wide comparable RevPAR increased 4.4 percent for the year ended December 31, 2017.

Other hotel revenues at our owned hotels totaled $19.0 million and $19.3 for years ended December 31, 2017 and 2016, respectively. These revenues are related to ancillary hotel services.

Franchise and other fee-based revenues

As of December 31, 2017, we had 585 franchised hotels, comprising approximately 47,800 rooms, located in the United States, Canada, Mexico, Honduras and Colombia. Franchise and other fee-based revenues for the years ended December 31, 2017 and 2016 totaled $114.6 million and $106.5 million, respectively. The increase of $8.1 million, or 7.6 percent, was primarily driven by a net increase of 19 hotels to our franchise system from December 31, 2016 to December 31, 2017 and an increase in RevPAR at our comparable franchised hotels of 5.3 percent, which was due to an increase in ADR of 2.0 percent, and an increase in occupancy of 218 basis points.

Operating expenses

	Year Ended December 31,		Percent change
(in millions)	2017	2016	2017 vs. 2016
Direct lodging expenses	$416.7	$409.9	1.7
Other lodging and operating expenses	56.2	62.3	(9.8)

In total, direct lodging and other lodging and operating expenses for our owned hotels totaled $472.9 million and $472.2 million, for the years ended December 31, 2017 and 2016, respectively, resulting in an increase of $0.7 million, or 0.1 percent. These expenses increased primarily due to increases in salaries (including hourly wages) and benefits, contract labor and increased travel agency commission costs due to increased volume driven through third party online travel agencies, such as Expedia.com, Booking.com, and TripAdvisor. These increases were partially offset by lower insurance provisions at the property level. Additionally, the Company realized a decrease in expenses as a result of five fewer hotels in the owned hotel portfolio in comparison to the hotels owned at December 31, 2016 and to reductions in utility costs, repairs and maintenance and supplies.

	Year Ended December 31,		Percent change
(in millions)	2017	2016	2017 vs. 2016
Depreciation and amortization	$148.4	$147.1	0.9

Depreciation and amortization expense for our owned hotels totaled $148.4 million and $147.1 million, respectively, for the years ended December 31, 2017 and 2016. The increase of $1.3 million, or 0.9 percent was primarily due to a $73.7 million increase in capital expenditures between December 31, 2016 and December 31, 2017, which drove additional depreciation on certain owned assets in 2017. This increase was partially offset by a decrease of five hotels in the owned hotel portfolio in comparison to the hotels owned at December 31, 2016 and the suspension of depreciation for assets held for sale.

	Year Ended December 31,		Percent change
(in millions)	2017	2016	2017 vs. 2016
General and administrative expenses	$142.9	$115.7	23.5

General and administrative expenses totaled $142.9 million and $115.7 million, respectively, for the years ended December 31, 2017 and 2016. General and administrative expenses increased for the year ended December 31, 2017 compared to December 31, 2016, primarily as a result of $26.6 million of costs associated with the Spin and Merger. Additionally, corporate salaries and benefits, including healthcare, corporate bonus and stock based compensation increased for the year ended December 31, 2017. These increases were partially offset by decreases in severance expense.

	Year Ended December 31,		Percent change
(in millions)	2017	2016	2017 vs. 2016
Marketing, promotional and other advertising expenses	$70.6	$68.3	3.3

Marketing, promotional and other advertising expenses, not funded by the BMF collected from our hotels, totaled $70.6 million and $68.3 million, respectively, for the years ended December 31, 2017 and 2016. The increase of $2.3 million, or 3.3 percent, was primarily driven by increased spending in broadcast and online media in order to enhance brand awareness and bookings. These increases were partially offset by a decrease in advertising production costs. In addition, we spent $27.5 million and $25.2 million of BMF fees collected from franchised hotels on similar brand management and other advertising expenses for the years ended December 31, 2017 and 2016, respectively which increased due to more funds being available to spend in the BMF.

	Year Ended December 31,		Percent change
(in millions)	2017	2016	2017 vs. 2016
Impairment loss	$1.2	$104.3	(98.9)

During 2017, we determined that the long lived assets associated with one of our owned hotels were partially impaired due to economic conditions and we recorded an impairment charge of $1.0 million. Subsequently in 2017, we entered into an agreement to sell this hotel and recorded an additional impairment charge of approximately $0.2 million to adjust the value of these assets to fair value, less estimated transaction costs.

During 2016, we entered into agreements to sell 11 of our owned hotels for approximately $62.2 million. In connection with the sale agreements, we recorded an impairment charge of $19.3 million to adjust the value of these assets to their fair value, less transaction costs. We recorded $1.1 million of additional impairment for hotels included in assets held for sale as of December 31, 2015. Furthermore, we identified two owned hotels for which it was determined that the carrying amount would not be recoverable due to changes in market and economic conditions. We recorded impairment charges of $3.5 million related to these properties.

Additionally during 2016, as part of the strategic review of our owned hotel portfolio, approximately 50 hotels were identified as possible candidates for sale in the near-term. After considering the reduced estimated holding period for these hotels, we determined that the estimated cash flows were less than the carrying value of these certain hotels and therefore we reduced the carrying values to their estimated fair value. This resulted in an impairment charge of approximately $80.4 million.

	Year Ended December 31,		Percent change
(in millions)	2017	2016	2017 vs. 2016
Gain on sales	$(3.7)	$(4.9)	(25.3)

During the year ended December 31, 2017, we sold five of our owned hotels and a restaurant parcel for a gain of approximately $3.7 million. Four of these hotels were identified as held for sale in 2016 and included in assets held for sale as of December 31, 2016. One additional property was classified as held for sale in the first quarter of 2017 with the sale closing in the fourth quarter of 2017.

During the year ended December 31, 2016, we sold 19 of our owned hotels for a gain of approximately $4.9 million. Of this group of hotels, 13 hotels were from the 24 hotels marked as held for sale in the third quarter of 2015.

Other Income (Expenses)

	Year Ended December 31,		Percent change
(in millions)	2017	2016	2017 vs. 2016
Interest expense, net	$81.6	$81.4	0.2

Interest expense, net, totaled $81.6 million and $81.4 million for the years ended December 31, 2017 and 2016, respectively. The increase of $0.2 million, or 0.2 percent, was driven by primarily by an increase in our interest rate, which is based on LIBOR. This increase was partially offset by the reduction in the principal balance of our term loan facility with the application of mandatory payments made each quarter and an increase in interest income.

	Year Ended December 31,		Percent change
(in millions)	2017	2016	2017 vs. 2016
Other income	$1.4	$2.3	(39.6)

Other income totaled $1.4 million and $2.3 million, respectively, for the years ended December 31, 2017 and 2016. The decrease of $0.9 million is primarily due a decrease in amount of business interruption insurance proceeds we received.

	Year Ended December 31,		Percent change
(in millions)	2017	2016	2017 vs. 2016
Income tax benefit (expense)	$111.6	$(0.5)	NM	(1)

(1)	Fluctuation in terms of percentage change is not meaningful.

The company recorded an income tax benefit of approximately $111.6 million and an income tax expense of $0.5 million, respectively, for the years ended December 31, 2017 and 2016. The decrease of $112.1 million, is primarily due to provisional amounts recorded for the re-measurement of U.S. deferred tax assets and liabilities at lower enacted corporate tax rates, with adjustments to our deferred tax liabilities on fixed assets and trademarks being the most substantial. The provisional deferred tax benefit is partially offset by costs relating to the pending separation of our franchise and management business from our owned real estate assets that are not deductible for income tax purposes.

Segment results

We evaluate our segments’ operating performance using segment Adjusted EBITDA, as described in Note 17: “Segments” in the consolidated financial statements of La Quinta Holdings Inc. as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2017, 2016 and 2015, included elsewhere in this information statement. Refer to those financial statements for a reconciliation of Adjusted EBITDA to net income (loss). For a discussion of our definitions of EBITDA and Adjusted EBITDA, how management uses them to manage our business and material limitations on their usefulness, refer to “—Key indicators of financial condition and operating performance.” The following table sets forth revenues and Adjusted EBITDA by segment, reconciled to consolidated amounts, for the years ended December 31, 2017 and 2016.

	Year Ended December 31,
(in thousands)	2017	2016
Revenues
Owned hotels	$842,950	$879,653
Franchise and Management (1)	118,516	116,806

Segment revenues	961,466	996,459
Other fee-based revenues from franchise properties	27,511	25,150
Corporate and other (2)	124,970	124,757
Intersegment elimination (3)	(133,317)	(140,112)

Total revenues	$980,630	$1,006,254

Adjusted EBITDA
Owned hotels	$250,344	$279,536
Franchise and Management	118,516	116,806

Segment Adjusted EBITDA	368,860	396,342
Corporate and other	(41,988)	(35,964)

Adjusted EBITDA	$326,872	$360,378

(1)

This segment includes intercompany fees which are charged to our owned hotels to reflect that certain functions, such as licensing and management, are included in the franchise and management segment. We charge a franchise fee of 4.5% of gross room revenues and a management fee of 2.5% of gross operating revenue for our owned hotels. These fees are charged to owned hotels and are eliminated in the accompanying consolidated financial statements.
(2)	Includes revenues related to our brand management programs and other cost reimbursements. The portion of these fees that were charged to our owned hotels totaled $68.2 million and $71.5 million for the years ended December 31, 2017 and 2016, respectively. This includes a reservation fee of 2.0% of gross room revenues, which is reflected in corporate and other. These fees are charged to owned hotels and are eliminated in the accompanying consolidated financial statements.
(3)	Includes management, license, franchise, BMF, Returns and other cost reimbursements totaling $133.3 million and $140.1 million for the years ended December 31, 2017 and 2016, respectively. These fees are charged to owned hotels and are eliminated in the accompanying consolidated financial statements.

Owned hotels

Owned hotels segment revenues decreased primarily driven by a decrease of five hotels in the owned hotel portfolio in comparison to the hotels owned at December 31, 2016 and the reduced room availability in the last four months of 2017 in Florida as a result of Hurricane Irma. Refer to “Revenues—Owned hotels” within this section for further discussion on the decrease in revenues from our comparable owned hotels. Our owned hotels segment’s Adjusted EBITDA decrease is a result of decreased owned hotels segment revenues of approximately $36.7 million and an increase in direct lodging expenses of $6.8 million, partially offset by decreases in other lodging and operating expenses of $6.1 million. Refer to “Operating expenses—Owned hotels” within this section for further discussion of the increase in operating expenses at our owned hotels.

Franchise and management

Franchise hotels segment revenues increased by $1.7 million primarily as a result of the net addition of 19 hotels to our franchise system. Additionally, the increase was a result of an increase in RevPAR of 5.3 percent at our comparable franchised hotels. Refer to “Revenues—Franchise and other fee-based revenues” within this section for further discussion of the increase in revenues from our comparable franchised hotels. Our Franchise segment’s Adjusted EBITDA increased as a result of the overall increase in Franchise segment revenues.

Year ended December 31, 2016 compared with year ended December 31, 2015

In 2016, on a system-wide comparable hotels basis, we experienced an increase in ADR and a decline in occupancy, which resulted in flat RevPAR compared to the year ended December 31, 2015. The decline in occupancy is primarily a result of a slowing of demand affecting the hotel industry as a whole, including influences from both corporate transient and leisure travel, and challenges in specific markets, including significant challenges in markets defined by STR as “oil tracts”, resulting from the significant and prolonged pullback in oil and gas production. RevPAR in these oil tracts significantly worsened throughout the second half of 2015 and into 2016, causing significant negative comparisons to the prior year period, although such comparisons began to moderate throughout 2016.

Excluding these STR oil tracts, for the year ended December 31, 2016 system-wide comparable RevPAR would have increased by 1.5 percent, as compared to prior year, which is a 145 basis point lift from our system-wide comparable results for the year ended December 31, 2016. In addition, the year ended December 31, 2016 comparable hotel operating statistics are comparing against strong operating statistics on a comparable hotel basis for the year ended December 31, 2015, primarily related to the first six months of 2015.

The following tables present our overall operating performance, and system-wide and segment occupancy, ADR and RevPAR rates on a comparable hotel statistic basis, in each case, for the year ended December 31, 2016 and 2015, including the amount and percentage change in these results between the periods:

	Year ended December 31,		Increase/(Decrease)
(in thousands)	2016	2015	$ change	% change
Revenues
Room revenues	$855,302	$887,358	$(32,056)	(3.6)
Franchise and other fee-based revenues	106,468	100,069	6,399	6.4
Other hotel revenues	19,334	19,343	(9)	(0.0)

	981,104	1,006,770	(25,666)	(2.5)
Brand marketing fund revenues from franchised properties	25,150	23,204	1,946	8.4

Total Revenues	1,006,254	1,029,974	(23,720)	(2.3)
Operating Expenses
Direct lodging expenses	409,886	398,828	11,058	2.8
Depreciation and amortization	147,081	166,642	(19,561)	(11.7)
General and administrative expenses	115,715	125,697	(9,982)	(7.9)
Other lodging and operating expenses	62,281	63,513	(1,232)	(1.9)
Marketing, promotional and other advertising expenses	68,327	69,810	(1,483)	(2.1)
Impairment loss	104,258	50,121	54,137	NM (1)
(Gain) loss on sales	(4,908)	4,088	(8,996)	NM (1)

	902,640	878,699	23,941	2.7
Brand marketing fund expenses from franchised properties	25,150	23,204	1,946	8.4

Total Operating Expenses	927,790	901,903	25,887	2.9

Operating Income	78,464	128,071	(49,607)	(38.7)
Other Income (Expenses)
Interest expense, net	(81,419)	(86,504)	5,085	(5.9)
Other income	2,345	7,632	(5,287)	(69.3)

Total Other Expenses	(79,074)	(78,872)	(202)	0.3

(Loss) Income Before Income Taxes	(610)	49,199	(49,809)	NM (1)
Income tax expense	(493)	(22,487)	21,994	(97.8)

Net (Loss ) Income	(1,103)	26,712	(27,815)	NM (1)
Net Income Attributable to Noncontrolling Interests	(185)	(347)	162	(46.7)

Net (Loss) Income Attributable to La Quinta Holdings’ stockholders	$(1,288)	$26,365	$(27,653)	NM (1)

(1)	Fluctuation in terms of percentage change is not meaningful.

Comparable hotel statistics	Year ended December 31, 2016	Variance 2016 vs. 2015
Owned Hotels
Occupancy	65.5%	-185	bps
ADR	$84.68	2.1%
RevPAR	$55.44	-0.7%
Franchised Hotels
Occupancy	67.7%	-8	bps
ADR	$92.99	0.9%
RevPAR	$62.92	0.7%
System-wide
Occupancy	66.5%	-100	bps
ADR	$88.73	1.5%
RevPAR	$59.03	0.0%

Revenues

Owned hotels

As of December 31, 2016, we had 322 owned hotels, comprising approximately 41,200 rooms, located in the United States. Room revenues at our owned hotels for the years ended December 31, 2016 and 2015 totaled $855.3 million and $887.4 million, respectively. The decrease of $32.1 million, or 3.6 percent, was primarily driven by a decrease of 19 hotels in the owned hotel portfolio in comparison to the hotels owned at December 31, 2015 and a decrease in RevPAR at our comparable owned hotels of 0.7 percent, which was due to a decrease in occupancy of 185 basis points, partially offset by an increase in ADR of 2.1 percent. The declines in occupancy and RevPAR are primarily a result of a slowing of demand affecting the hotel industry as a whole, including influences from both corporate transient and leisure travel. In addition occupancy has declined due to challenges in specific markets, including significant challenges in markets defined by STR as “oil tracts”, resulting from the significant and prolonged pullback in oil and gas production. RevPAR in these oil tracts significantly worsened throughout the second half of 2015 and into 2016, causing significant negative comparisons to the prior year period, although such comparisons began to moderate throughout 2016.

Other hotel revenues at our owned hotels totaled $19.3 million for both years ended December 31, 2016 and 2015, respectively. These revenues are related to ancillary hotel services.

Franchise and other fee-based revenues

As of December 31, 2016, we had 566 franchised hotels, comprising approximately 46,000 rooms, located in the United States, Canada, Mexico, Honduras and Colombia. Franchise and other fee-based revenues for the years ended December 31, 2016 and 2015 totaled $106.5 million and $100.1 million, respectively. The increase of $6.4 million, or 6.4 percent, was primarily driven by a net increase of 21 hotels, providing approximately an additional 2,100 rooms, to our franchise system from December 31, 2015 to December 31, 2016 and an increase in RevPAR at our comparable franchised hotels of 0.7 percent, which was due to an increase in ADR of 0.9 percent, partially offset by a decrease in occupancy of 8 basis points. The decline in occupancy is primarily a result of a slowing of demand affecting the hotel industry as a whole, including influences from both corporate transient and leisure travel, and due to challenges in specific markets, including significant challenges in markets defined by STR as “oil tracts”, resulting from the significant and prolonged pullback in oil and gas production. RevPAR in these oil tracts significantly worsened throughout the second half of 2015 and into 2016, causing significant negative comparisons to the prior year period, although such comparisons began to moderate throughout 2016.

Operating expenses

	Year Ended December 31,		Percent change
(in millions)	2016	2015	2016 vs. 2015
Direct lodging expenses	$409.9	$398.8	2.8
Other lodging and operating expenses	62.3	63.5	(1.9)

In total, direct lodging and other lodging and operating expenses for our owned hotels totaled $472.2 million and $462.3 million, for the years ended December 31, 2016 and 2015, respectively, resulting in an increase of $9.9 million, or 2.1 percent. These expenses increased primarily as a result of increases in direct lodging expenses for our owned hotels caused by increases in salaries (including hourly wages) and benefits and increased travel agency commission costs due to increased volume driven through third party online travel agencies, such as Expedia.com, Booking.com, and TripAdvisor. Additionally, uninsured losses and contract labor costs increased for the year ended December 31, 2016. These expense increases were partially offset by decreases in costs related to operating 19 fewer hotels in the owned hotel portfolio in comparison to the hotels owned at December 31, 2015 as a result of asset sales, and a decrease in utility costs, including electricity and natural gas resulting from mild weather in 2016. In addition, other lodging and operating expenses decreased, primarily due to operating 19 fewer hotels in the owned hotel portfolio in comparison to the hotels owned at December 31, 2015 as a result of asset sales and decreases in insurance expense and property taxes. These decreases are partially offset by an increase in losses from natural disasters.

	Year Ended December 31,		Percent change
(in millions)	2016	2015	2016 vs. 2015
Depreciation and amortization	$147.1	$166.6	(11.7)

Depreciation and amortization expense for our owned hotels totaled $147.1 million and $166.6 million, respectively, for the years ended December 31, 2016 and 2015. The decrease of $19.5 million, or 11.7 percent, was primarily the result of the suspension of depreciation for assets placed into held for sale status, as well as from the sale of 19 hotels in the owned hotel portfolio during 2016. This decrease was partially offset by a $51.8 million increase in capital expenditures between December 31, 2015 and December 31, 2016, which drove additional depreciation on certain owned assets in 2016.

	Year Ended December 31,		Percent change
(in millions)	2016	2015	2016 vs. 2015
General and administrative expenses	$115.7	$125.7	(7.9)

General and administrative expenses totaled $115.7 million and $125.7 million, respectively, for the years ended December 31, 2016 and 2015. For the year ended December 31, 2015 general and administrative expenses included equity based compensation expense of $5.6 million related to the shares of common stock and restricted stock received in exchange for long-term incentive ownership units held by certain members of the Company’s management in connection with our IPO. Additionally for the year ended December 31, 2015 general and administrative expenses included $8.0 million in cash and $3.0 million in non-cash charges related to the departure of our former CEO. Excluding these charges in the year ended December 31, 2015, general and administrative expenses increased for the year ended December 31, 2016 compared to the prior year, primarily as a result of increases in corporate bonus, stock based compensation for new grants, salaries and benefits, legal fees, severance costs and additional purchased services. The corporate bonus for the year ended December 31, 2015 excluded corporate bonus expense for the CEO. Also, in 2015, we incurred professional services fees related to a secondary offering of our common stock that did not recur in 2016.

	Year Ended December 31,		Percent change
(in millions)	2016	2015	2016 vs. 2015
Marketing, promotional and other advertising expenses	$68.3	$69.8	(2.1)

Marketing, promotional and other advertising expenses, not funded by the BMF collected from our hotels, totaled $68.3 million and $69.8 million, respectively, for the years ended December 31, 2016 and 2015. The decrease of $1.5 million, or 2.1 percent, was primarily driven by the timing of spending under certain brand programs and decreased spending in broadcast and direct media, partially offset by an increase in online media. In addition, we spent $25.2 million and $23.2 million of BMF fees collected from franchised hotels on similar brand management and other advertising expenses for the years ended December 31, 2016 and 2015, respectively which increased due to increased costs for online media.

	Year Ended December 31,		Percent change
(in millions)	2016	2015	2016 vs. 2015
Impairment loss	$104.3	$50.1	NM	(1)

(1)	Fluctuation in terms of percentage change is not meaningful

During 2016, we entered into agreements to sell 11 of our owned hotels for approximately $62.2 million. In connection with the sale agreements, we recorded an impairment charge of $19.3 million to adjust the value of these assets to their fair value, less transaction costs. We recorded $1.1 million of additional impairment for hotels included in assets held for sale as of December 31, 2015. Furthermore, we identified two Owned Hotels for which it was determined that the carrying amount would not be recoverable due to changes in market and economic conditions. We recorded impairment charges of $3.5 million related to these properties.

Additionally during 2016, as part of the strategic review of our owned hotel portfolio, approximately 50 hotels were identified as candidates for sale in the near-term. After considering the reduced estimated holding period for these hotels, we determined that the estimated cash flows were less than the carrying value of these certain hotels and therefore we reduced the carrying values to their estimated fair value. This resulted in an impairment charge of approximately $80.4 million.

In 2015, the Company entered into discussions for the sale of 24 of its owned hotels. Due to the potential reduced holding period of these assets, the Company recorded an impairment charge of $43.4 million for the year ended December 31, 2015 to adjust the value of these assets to their estimated fair value. Additionally, during 2015, the Company entered into discussions to sell a restaurant parcel. Due to the potential reduced holding period of this restaurant asset, the Company recorded an impairment charge of $1.6 million to adjust the value of this asset to its estimated fair value. In the fourth quarter of 2015, we identified a hotel where it became more likely than not that the carrying amount would not be recoverable due to a change in market and economic conditions. As a result, we recorded an impairment charge of $5.1 million to adjust the carrying value of this hotel to its estimated fair value.

	Year Ended December 31,		Percent change
(in millions)	2016	2015	2016 vs. 2015
(Gain) loss on sales	$(4.9)	$4.1	NM	(1)

(1)	Fluctuation in terms of percentage change is not meaningful.

During the year ended December 31, 2016, we sold 19 of our Owned Hotels for a gain of approximately $4.9 million. Of this group of hotels, 13 hotels were from the 24 hotels marked as held for sale in the third quarter of 2015.

During the year ended December 31, 2015, we sold one of our Owned Hotels for a loss of approximately $4.0 million. We sold 11 hotels from the 24 hotels marked as held for sale in the third quarter of 2015, with no gain or loss on the close of the transactions. Additionally, during 2015, we sold a restaurant parcel for a loss on sale of $0.1 million.

Other Income (Expenses)

	Year Ended December 31,		Percent change
(in millions)	2016	2015	2016 vs. 2015
Interest expense, net	$81.4	$86.5	(5.9)

Interest expense, net, totaled $81.4 million and $86.5 million for the years ended December 31, 2016 and 2015, respectively. The decrease of $5.1 million, or 5.9 percent, was driven by the reduction in the principal balance of our term loan facility with the application of the voluntary prepayments in 2015, and the realization of a 25 basis point reduction in the applicable interest rate when the Company achieved a net leverage ratio of less than or equal to 4.50 to 1.00 during the third quarter of 2015.

	Year Ended December 31,		Percent change
(in millions)	2016	2015	2016 vs. 2015
Other income	$2.3	$7.6	(69.3)

Other income totaled $2.3 million and $7.6 million, respectively, for the years ended December 31, 2016 and 2015. The decrease of $5.3 million is primarily related to a 2015 settlement for business interruption caused by the Deepwater Horizon oil spill in the Gulf of Mexico.

	Year Ended December 31,		Percent change
(in millions)	2016	2015	2016 vs. 2015
Income tax expense	$(0.5)	$(22.5)	(97.8)

The company recorded an income tax expense of approximately $0.5 million and an income tax expense of $22.5 million, respectively, for the years ended December 31, 2016 and 2015. The decrease of $22.0 million is primarily related to a decrease in income from operations.

Segment results

We evaluate our segments’ operating performance using segment Adjusted EBITDA, as described in Note 18: “Segments” in the consolidated financial statements of La Quinta Holdings Inc. as of December 31, 2017 and

2016 and for the years ended December 31, 2017, 2016 and 2015, included elsewhere in this information statement. Refer to those financial statements for a reconciliation of Adjusted EBITDA to net (loss) income. For a discussion of our definitions of EBITDA and Adjusted EBITDA, how management uses them to manage our business and material limitations on their usefulness, refer to “—Key indicators of financial condition and operating performance.” The following table sets forth revenues and Adjusted EBITDA by segment, reconciled to consolidated amounts, for the years ended December 31, 2016 and 2015.

	Year Ended December 31,
(in thousands)	2016	2015
Revenues
Owned Hotels	$879,653	$911,491
Franchise and Management(1)	116,806	114,610

Segment revenues	996,459	1,026,101
Other revenues from franchised properties	25,150	23,204
Corporate and other(2)	124,757	126,469
Intersegment elimination(3)	(140,112)	(145,800)

Total revenues	$1,006,254	$1,029,974

Adjusted EBITDA
Owned Hotels	$279,536	$314,278
Franchise and Management	116,806	114,610

Segment Adjusted EBITDA	396,342	428,888
Corporate and other	(35,964)	(34,846)

Adjusted EBITDA	$360,378	$394,042

(1)	This segment includes intercompany fees which are charged to our owned hotels to reflect that certain functions, such as licensing and management, are included in the franchise and management segment. We charge a franchise fee of 4.5% of gross room revenues and a management fee of 2.5% of gross operating revenue for our owned hotels. These fees are charged to owned hotels and are eliminated in the accompanying condensed consolidated financial statements.
(2)	Includes revenues related to our brand management programs and other cost reimbursements. The portion of these fees that were charged to our owned hotels totaled $71.5 million and $75.1 million for the years ended December 31, 2016 and 2015, respectively. This includes a reservation fee of 2.0% of gross room revenues, which is reflected in corporate and other. These fees are charged to owned hotels and are eliminated in the accompanying consolidated financial statements.
(3)	Includes management, license, franchise, BMF, Returns and other cost reimbursements totaling $140.1 million and $145.8 million for the years ended December 31, 2016 and 2015, respectively. These fees are charged to owned hotels and are eliminated in the accompanying consolidated financial statements.

Owned hotels

Owned Hotels segment revenues decreased primarily driven by a decrease of 19 hotels in the owned hotel portfolio in comparison to the hotels owned at December 31, 2015 and a decline in RevPAR of 0.7 percent at our comparable owned hotels. Refer to “Revenues—Owned hotels” within this section for further discussion on the decrease in revenues from our comparable owned hotels. Our Owned Hotels segment’s Adjusted EBITDA decrease is a result of decreased Owned Hotels segment revenues of approximately $31.8 million and an increase in direct lodging expenses of $11.1 million, partially offset by decreases in other lodging and operating expenses of $1.2 million. Refer to “Operating expenses” within this section for further discussion of the increase in operating expenses at our owned hotels.

Franchise and management

Franchise hotels segment revenues increased by $2.2 million primarily as a result of the net addition of 21 hotels to our franchise system and an increase in RevPAR of 0.7 percent at our comparable franchised hotels. Refer to “Revenues—Franchise and other fee-based revenues” within this section for further discussion of the increase in revenues from our comparable franchised hotels. Our Franchise segment’s Adjusted EBITDA increased as a result of the overall increase in Franchise segment revenues.

Liquidity and capital resources

Overview

As of December 31, 2017, we had total cash and cash equivalents of $140.8 million. Our liquidity requirements primarily consist of funds necessary to pay for operating expenses and other expenditures, including corporate expenses, taxes, payroll and related benefits, legal costs, operating costs associated with the operation of hotels, interest and scheduled principal payments on our outstanding indebtedness, potential payments related to our interest rate swap, capital expenditures for renovations and maintenance at our owned hotels, and other purchase commitments.

Concurrently with the consummation of the IPO, we entered into a new credit agreement to refinance all of our then existing secured debt, which was to mature in July 2014. The new credit agreement provides for senior secured credit facilities consisting of a $2.1 billion senior secured term loan facility, which will mature in 2021, and a $250.0 million senior secured revolving credit facility, $50.0 million of which is available in the form of letters of credit, which will mature in 2019. See “—Debt” for a further discussion of our credit agreement.

In addition, following consummation of the IPO, for federal income tax purposes, our partnership and REIT status terminated and we became subject to additional entity-level taxes at the federal and state level and, in our second quarter, we established the related net deferred tax liability on our books equal to $321.1 million. In November 2014, Blackstone completed a secondary offering in which it registered and sold 23.0 million of the Company’s shares, reducing its ownership percentage to 45.2%, and creating an ownership change for federal income tax purposes. As a result of this secondary offering and the resulting ownership change the Company’s federal net operating losses (“NOLs”) were limited under Internal Revenue Code Section 382 with annual limitations that became applicable in 2015 and will continue through 2019. State net operating loss carryforwards are also available for use subject to similar limitations in many cases. We believe it is more likely than not the benefit from the federal NOLs will not be realized.

We finance our business activities primarily with existing cash and cash generated from our operations. We believe that this cash will be adequate to meet anticipated requirements for operating expenses and other expenditures, including corporate expenses, payroll and related benefits, legal costs, and purchase commitments for the foreseeable future. The objectives of our cash management policy are to maintain the availability of liquidity and minimize operational costs.

We and our affiliates, and/or our major stockholders and their respective affiliates, may from time to time purchase our outstanding debt through open market purchases, privately negotiated transactions or otherwise. Purchases or retirement of debt, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

The following table summarizes our net cash flows:

	As of and for the year ended December 31,			Percent Change
(in millions)	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
Net cash provided by operating activities	$182.1	$264.4	$284.6	(31.1)	(7.1)
Net cash used in investing activities	(181.0)	(70.8)	(48.4)	NM	46.3
Net cash used in financing activities	(20.8)	(119.7)	(259.3)	(82.6)	(53.8)

Our ratio of current assets to current liabilities was 1.15 and 1.36 as of December 31, 2017 and 2016, respectively.

Operating activities

Net cash provided by operating activities was $182.1 million for the year ended December 31, 2017, compared to $264.4 million for the year ended December 31, 2016. The $82.3 million decrease was primarily driven by decreased operating income prior to the reduction for equity based compensation and the impairment loss. The change period over period also includes the effects of timing in our various working capital components including other current assets, accrued payroll and employee benefits.

Net cash provided by operating activities was $264.4 million for the year ended December 31, 2016, compared to $284.6 million for the year ended December 31, 2015. The $20.2 million increase was primarily driven by increased operating income prior to the reduction for equity based compensation and the impairment loss. The change period over period also includes the effects of timing in our various working capital components including accounts receivable and accrued expenses and other liabilities.

Investing activities

Net cash used in investing activities during the year ended December 31, 2017 was $181.0 million, compared to net cash used in investing activities of $70.8 million during the year ended December 31, 2016. The $110.2 million increase in cash used in investing activities was primarily due to an increase of $73.7 million of capital expenditures driven by increased renovations of our owned properties and a decrease of $38.5 million in proceeds from the sale of owned assets during 2017 as compared to 2016.

Net cash used in investing activities during the year ended December 31, 2016 was $70.8 million, compared to net cash used in investing activities of $48.4 million during the year ended December 31, 2015. The $22.4 million increase in cash used in investing activities was primarily an increase of $51.8 million of capital expenditures driven by increased renovations of our owned properties, which was partially offset by an increase in proceeds from the sale of owned assets during 2016.

Financing activities

Net cash used in financing activities during the year ended December 31, 2017 was $20.8 million, compared to $119.7 million during the year ended December 31, 2016. The $98.9 million decrease in cash used in financing activities was primarily attributable to share repurchases in the prior year.

Net cash used in financing activities during the year ended December 31, 2016 was $119.7 million, compared to $259.3 million during the year ended December 31, 2015. The $139.6 million decrease in cash used in financing activities was primarily attributable to prior period voluntary principal payments of long-term debt totaling $135.0 million.

Capital expenditures

We divide our capital expenditures primarily between “renovation and maintenance” and “investment” capital. Renovation and maintenance capital expenditures are comprised of repair and maintenance in the ordinary course of operations, as well as cycle renovations and ongoing maintenance of our technology infrastructure to keep it current and operational. Investment capital expenditures include projects designed to provide additional return on investment in a short period of time, and may include acceleration of renovation cycles for our owned hotels in order to improve their market positioning in the short term.

Our capital expenditures are generally paid using cash on hand and cash flows from operations.

During the years ended December 31, 2017 and 2016, we invested approximately $217.5 million and $143.8 million in capital expenditures, respectively. The increase was a result of the Company’s strategic initiative to drive consistency in our product.

During the years ended December 31, 2016 and 2015, we incurred capital expenditures of approximately $143.8 million and $92.0 million, respectively. The increase in capital expenditures is primarily related to increased spending of investment capital and funds to recover from natural and other disasters related to our owned hotels.

We currently consider a spending level of approximately 8.5-9.0% of the year’s total annual revenues for capital expenditures to be required for maintenance and repair in the ordinary course of operations, as well as cycle renovations and ongoing maintenance of our technology infrastructure to keep it current and operational. These levels do not reflect additional capital expenditures we may elect to make to, among other reasons, maintain or improve our competitive position or construct or acquire new hotels. We currently intend to complete significant additional capital investments started in late 2016 focused on accelerating renovations of our owned hotels and investing in technology innovation to enhance our guest experience.

As of December 31, 2017, we had outstanding commitments under capital expenditure contracts of approximately $51.2 million for capital expenditures at certain owned hotels and for information technology enhancements. If cancellation of a contract occurred, our commitment would be any costs incurred up to the cancellation date, in addition to any costs associated with the discharge of the contract.

Debt

Pre Spin-Off Debt

Concurrently with the consummation of the IPO, we refinanced all of our existing debt and accrued interest and related fees. As part of the refinancing, we entered into a credit agreement which provides for senior secured credit facilities consisting of:

•	a $2.1 billion senior secured term loan facility, which will mature in 2021; and

•	a $250.0 million senior secured revolving credit facility, which will mature in 2019. The revolving credit facility includes $50 million of borrowing capacity available for letters of credit and borrowing capacity for short-term borrowings referred to as the swing line borrowings.

In addition, the senior secured credit facilities also provide us with the option to (1) raise incremental credit facilities including an uncommitted incremental facility that provides us the option to increase the amounts available under the term loans and/or the revolving credit facility by an aggregate of up to $350.0 million, subject to additional increases upon achievement of a consolidated first lien net leverage ratio of less than or equal to 6.00 to 1.00 (or, after April 14, 2015, 5.75 to 1.00), (2), refinance the loans with debt incurred outside the credit agreement and (3) extend the maturity date of the revolving credit facility and term loans, subject to certain limitations.

We used the net proceeds of the senior secured term loan facility, together with the net proceeds from the IPO and available cash, to repay all of our previous indebtedness. In 2015, we made voluntary prepayments of $135.0 million on the term loan facility. We also made quarterly scheduled principal payments of $17.7 million in the aggregate in 2015. In 2014, we made voluntary prepayments of $195.0 million on the term loan facility. We also made quarterly scheduled principal payments of $9.8 million in the aggregate in September and December 2014.

Borrowings under the term loans bear interest, at the option of the Borrower (as defined below), at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1.00% and (3) the LIBOR rate for a one-month interest period plus 1.00% or (b) a LIBOR rate determined by reference to the Reuters LIBOR rate for the interest period relevant to such borrowing. The margin for the term loans is 2.00%, in the case of base rate loans, and 3.00% in the case of LIBOR rate loans, subject to one step-down of 0.25% upon the achievement of a consolidated first lien net leverage ratio (as defined in the credit agreement) of less than or equal to 4.50 to 1.00, subject to a base rate floor of 2.00%, and a LIBOR floor of 1.00%. As of July 31, 2015, we achieved a consolidated first lien net leverage ratio of less than 4.50 to 1.00, and, as a result we realized the step-down of 0.25% after that date.

Borrowings under the revolving credit facility bear interest, at the Borrower’s option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1.00% and (3) the LIBOR rate for a one-month interest period plus 1.00% or (b) a LIBOR rate determined by reference to the Reuters LIBOR rate for the interest period relevant to such borrowing. The margin for the revolving credit facility is 1.50%, in the case of base rate loans, and 2.50%, in the case of LIBOR rate loans, subject to three step-downs of 0.25% each upon the achievement of a consolidated first lien net leverage ratio of less than or equal to 5.00 to 1.00, 4.50 to 1.00 and 4.00 to 1.00, respectively. As of March 2, 2015, we achieved a consolidated first lien net leverage ratio of less than 5.00 to 1.00, and after March 2, 2015 we realized the first step-down in margin of 0.25%. As of July 31, 2015, we achieved a consolidated first lien net leverage ratio of less than 4.50 to 1.00, and, as a result we realized the second step-down in margin of 0.25% after that date.

In addition, the Borrower is required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The commitment fee rate is 0.50% per annum subject to a step-down to 0.375%, upon achievement of a consolidated first lien net leverage ratio of less than or equal to 5.00 to 1.00. The Borrower is also required to pay customary letter of credit fees. As of March 2, 2015, we achieved a consolidated first lien net leverage ratio of less than 5.00 to 1.00, and after March 2, 2015 we realized the step-down in margin of 0.375%.

Beginning September 2014, the Borrower is required to repay installments on the term loans in quarterly installments equal to 0.25% of the original principal amount less any prepayments on the term loans, with the remaining amount payable on the applicable maturity date with respect to the term loans.

The senior secured credit facilities are unconditionally and irrevocably guaranteed by Holdings, and any subsidiary of Holdings that directly or indirectly owns any issued and outstanding equity interests of Holdings’ wholly owned subsidiary, La Quinta Intermediate Holdings L.L.C., which is the borrower under the senior secured credit facilities (the “Borrower”), and, subject to certain exceptions, each of the Borrower’s existing and future material domestic wholly owned subsidiaries (collectively, the “Guarantors”). In addition, the senior secured credit facilities are collateralized by first priority or equivalent security interests in (i) all the capital stock of, or other equity interests in, the Borrower and each of the Borrower’s and Guarantors’ material direct or indirect wholly owned restricted domestic subsidiaries and 65% of the voting stock (and 100% of the non-voting stock) of, or other equity interests in, each of the Borrower’s or any subsidiary Guarantor’s material direct wholly owned first-tier restricted foreign subsidiaries and (ii) certain tangible and intangible assets of the Borrower (other than real property except for certain real property described in the credit agreement) and those of the Guarantors (subject to certain exceptions and qualifications).

As of the closing date for the senior secured credit facilities, we did not have any foreign subsidiaries, non-wholly owned domestic subsidiaries that are restricted subsidiaries or immaterial subsidiaries guarantee the senior secured credit facilities. The Borrower will also have the ability to designate certain subsidiaries as unrestricted subsidiaries utilizing its investment capacity under the senior secured credit facilities.

The senior secured credit facilities require us to prepay outstanding term loans, subject to certain exceptions, with (i) 50% of annual “excess cash flow” (with step-downs to 25% and 0%, as applicable, based upon the consolidated first lien net leverage ratio (as defined in the credit agreement)); (ii) 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions, subject to reinvestment rights; and (iii) 100% of the net proceeds of any incurrence of debt by the Borrower or any of its restricted subsidiaries, other than debt permitted to be incurred or issued under the senior secured credit facilities.

Each lender of the term loans has the right to reject its pro rata share of mandatory prepayments described above, in which case the Borrower may retain the amounts so rejected. The foregoing mandatory prepayments will be applied to installments of the term loans in direct order of maturity.

The Borrower has the ability to voluntarily repay outstanding loans at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

The senior secured credit facilities contain a number of significant affirmative and negative covenants. Such covenants, among other things, limit or restrict, subject to certain exceptions, the ability of (i) the Company to engage in any material operating or business activities other than the ownership of the equity interests of the Borrower and (ii) the Borrower and its restricted subsidiaries to:

•	incur additional indebtedness and make guarantees;

•	create liens on assets;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell certain assets;

•	make fundamental changes;

•	pay dividends and distributions or repurchase capital stock;

•	make investments, loans and advances;

•	engage in certain transactions with affiliates;

•	make changes in the nature of their business; and

•	make prepayments of junior debt.

In addition, if, on the last day of any period of four consecutive quarters on or after June 30, 2014, the aggregate principal amount of revolving credit loans, swing line loans and/or letters of credit (excluding up to $20 million of letters of credit and certain other letters of credit that have been cash collateralized or back-stopped) that are issued and/or outstanding is greater than 25% of the revolving credit facility, the credit agreement requires the Borrower to maintain a maximum consolidated first lien net leverage ratio not to exceed 8.0 to 1.0. During any period in which our corporate issuer rating is equal to or higher than Baa3 (or the equivalent) according to Moody’s Investors Service, Inc. or BBB- (or the equivalent) according to Standard & Poor’s Ratings Services and no default has occurred and is continuing, the restrictions in the senior secured credit facilities regarding incurring additional indebtedness, dividends and distributions or repurchases of capital stock and transactions with affiliates will not apply to the Borrower and its restricted subsidiaries.

The senior secured credit facilities also contain certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the senior secured credit facilities will be entitled to take various actions, including the acceleration of amounts due under the senior secured credit facilities and actions permitted to be taken by a secured creditor. As of December 31, 2017, we were in compliance with all covenants under the senior secured credit facilities.

On April 14, 2014, we entered into an interest rate swap agreement with an aggregate notional amount of $850.0 million that expires on April 14, 2019. This agreement swaps the LIBOR rate in effect under the new credit agreement for this portion of the loan to a fixed-rate of 2.0311%, which includes the 1% LIBOR floor. We have elected to designate this interest rate swap as a cash flow hedge for accounting purposes.

If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to reduce capital expenditures or refinance all or a portion of our existing debt. Our ability to make scheduled principal payments and to pay interest on our debt depends on the future performance of our operations, which is subject to general conditions in or affecting the hotel industry that are beyond our control. See “Risk Factors—Risks Related to Our Business and Industry” and “Risk Factors—Risks Related to our Indebtedness” in this information statement.

Post Spin-Off Debt

From and after the spin-off, each of La Quinta and CorePoint Lodging will, in general, each be responsible for the debts, liabilities, rights and obligations related to the business or businesses that it owns and operates following consummation of the spin-off. See “Certain Relationships and Related Party Transactions—Agreements with LQH Parent Related to the Spin-Off.”

Subject to market conditions, CorePoint Lodging expects to complete one or more Financing Transactions on or prior to the completion of the spin-off, including to finance the Cash Payment. See “The Spin-Off—Financing Transactions” and “Description of Certain Indebtedness.” There can be no assurances that any such Financing Transactions will be completed in the timeframe or size indicated or at all.

Contractual obligations

The following table summarizes La Quinta and our combined significant contractual obligations as of December 31, 2017, without giving effect to the Financing Transactions:

(in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations(1)	$1,708	$18	$35	$1,655	—
Interest on long-term debt(2)	263	82	146	35	—
Operating and ground leases	124	5	9	10	100
Purchase commitments(3)	51	51	—	—	—

Total contractual obligations	$2,146	$156	$190	$1,700	$100

(1)	Long-term debt obligation excludes the deduction of debt issuance costs of $14.4 million and includes the unamortized portion of the original issue discount of $5.3 million.
(2)	For our unhedged variable-rate debt we have assumed a LIBOR floor of 1.0 percent plus a spread of 2.75 percent. For our interest rate swap, we have used the fixed-rate of 2.0311 percent, which includes a 1 percent LIBOR floor.
(3)	Purchase commitments include outstanding commitments under contracts for capital expenditures at certain owned hotels and for information technology enhancements.

In addition to the purchase commitments in the table above, in the normal course of business, we enter into purchase commitments for which we are reimbursed by our franchisees. These obligations have minimal or no impact on our net income and cash flow.

The following table summarizes CorePoint Lodging’s significant contractual obligations as of December 31, 2017, after giving pro forma effect to the Financing Transactions described in “Unaudited Pro Forma Consolidated Financial Statements:”

(in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations(1)	$1,050	$—	$1,035	$—	$15
Interest on long-term debt(2)	109	47	48	4	10
Ground leases	117	4	6	7	100
Purchase commitments(3)	45	45	—	—	—

Total contractual obligations	$1,321	$96	$1,090	$11	$125

(1)	Long-term debt obligation excludes the deduction of debt issuance costs of $12.1 million and includes the mandatorily redeemable preferred stock.
(2)	For our variable-rate debt we have assumed the LIBOR rate of 1.57 percent at December 31, 2017, plus a spread of 2.75 percent. For our mandatorily redeemable preferred stock, we have used the coupon rate of 13%.
(3)	Purchase commitments include outstanding commitments under contracts for capital expenditures.

Off-balance sheet arrangements

We do not have off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Under certain franchise agreements, we have committed to provide certain incentive payments, reimbursements, rebates and other payments, to help defray the costs of construction, marketing and other costs associated with opening and operating a La Quinta hotel.

Critical accounting policies and estimates

The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the related disclosures in the consolidated financial statements and accompanying footnotes. We believe that of our significant accounting policies, which are described in Note 2: “Significant Accounting Policies and Recently Issued Accounting Standards” in the audited consolidated financial statements included elsewhere in this information statement, the following accounting policies are critical because they involve a higher degree of judgment, and the estimates required to be made were based on assumptions that are inherently uncertain. As a result, these accounting policies could materially affect our financial position, results of operations and related disclosures. On an ongoing basis, we evaluate these estimates and judgments based on historical experiences and various other factors that are believed to reflect the current circumstances. While we believe our estimates, assumptions and judgments are reasonable, they are based on information presently available. Actual results may differ significantly from these estimates due to changes in judgments, assumptions and conditions as a result of unforeseen events or otherwise, which could have a material impact on financial position or results of operations.

Investments in long-lived assets

We review the performance of our long-lived assets, such as property and equipment and intangible assets, for impairment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We also identify properties we intend to sell and properties we intend to hold for use. For each lodging asset or group of assets held for use, we compare the sum of the expected future cash flows (undiscounted and without interest charges) generated by the asset or group of assets with its associated net carrying value. If the net carrying value of the asset or group of assets exceeds expected future cash flows, the excess of the net book value over estimated fair value is charged to impairment loss in the accompanying consolidated statements of operations. Properties held for sale are reported at the lower of their carrying amount of their estimated sales price, less estimated costs to sell.

We estimate fair value primarily using unobservable inputs by (1) calculating the discounted expected future cash flows and (2) calculating expected liquidated sales proceeds, relying on common hotel valuation methods such as multiples of room revenues or per room valuations. Our estimate of fair value of the asset using these unobservable inputs then becomes the new basis of the asset or group of assets and this new basis is then depreciated over the asset’s remaining useful life. We may be subject to impairment charges in the future, in the event that operating results of individual hotel operations are materially different from its forecasts, the economy or the lodging industry weakens or the estimated holding period of a hotel is shortened.

Guest loyalty program

Our guest loyalty program, La Quinta Returns, allows members to earn points primarily based on certain dollars spent at our owned and franchised hotels or via our co-branded credit card. Members may redeem points earned for free night certificates, gift cards, airline miles and a variety of other awards. We account for the economic impact of points earned by accruing an estimate of liability for unredeemed points. The expense related to this estimate includes the cost of administering the program, as well as the incremental cost of the stay at one of its hotels or the value of awards purchased from program partners. We estimate the future redemption obligation based upon historical experience, including an estimate of “breakage” for points that will never be redeemed. The estimate is based on a calculation that includes assumptions for the redemption rate, redemption type (whether for a free night certificate or other award), rate of redemption at our owned hotels versus franchised hotels, and the number of points required per stay. Actual results of the Returns program, and the related expense and liability, may vary significantly from our estimates due primarily to variances from assumptions used in the calculation of its obligation for future redemptions and changes in member behavior. These variances are accounted for as changes in estimates and are charged to operations as they become known.

We had approximately $18.9 million of guest loyalty liability as of December 31, 2017. Changes in the estimates used in developing our breakage rate could result in a material change to our loyalty liability. Currently, a 10% decrease to the breakage estimate used in determining future award redemption obligations would increase our loyalty liability by approximately $3.0 million.

Insurance programs

Workers’ compensation, automobile and general liability

We maintain a retrospective loss deductible insurance program for workers’ compensation and automobile liability loss exposures, and a self-insured retention program for our commercial general liability loss exposures related to our lodging operations. A transfer of risk to an insurance underwriter is purchased for loss exposures in excess of the deductible and retention limits on both a primary and excess limits basis.

Case loss reserves are established for losses within the insurance and self-insured programs. These individual case reserves are estimates of amounts necessary to settle the claims as of the reporting date. These individual case estimates are based on known facts and interpretations of circumstances and legal standards and include the claims representatives’ expertise and experience with similar cases. These individual estimates change over time as additional facts and information become known.

On at least a semi-annual basis, we perform a formal review of estimates of the ultimate liability for losses and associated expenses for each coverage component of the casualty insurance program within the deductible and self-insured retention. We engage outside actuaries who perform an analysis of historical development trends of loss frequency and severity in order to project the ultimate liability for losses, including incurred but not reported claims. The outside actuaries utilize various actuarial methods such as the loss triangle technique to derive loss development factors from the actual loss experience, which translate current case reserve value to an ultimate basis by measuring the historical change in valuations over time, which is characteristic of liability losses. Other methods such as “increased limits factors” are utilized for projecting losses and are calculated based on historical experience and represent an average over several years and used to estimate the ultimate loss. We revise our reserve amounts periodically based upon recognized changes in the development factors and trends that affect loss costs and their impact on the actuarial calculation. These estimates are influenced by external factors, including inflation, changes in law, court decisions and changes to regulatory requirements, economic conditions and public attitudes.

Employee healthcare

We maintain a self-insurance program for major medical and hospitalization coverage for our employees and their dependents, which is partially funded by payroll deductions. Payments for major medical and hospitalization to individual participants below specified amounts are self-insured by us. We base our estimate of ultimate liability on trends in claim payment history, historical trends in incurred but not reported incidents and developments in other cost components (such as rising medical costs, projected premium costs and the number of participants). Our liability with respect to employee healthcare reserves is monitored on a periodic basis and adjusted accordingly.

Income taxes

We are subject to income taxes and account for the income taxes using the asset and liability approach for financial accounting and reporting purposes.

For financial reporting purposes, income tax expense or benefit is based on reported financial accounting income or loss before income taxes.

Deferred tax assets and liabilities reflect the temporary differences between assets and liabilities recognized for financial reporting and the analogous amounts recognized for tax purposes using the statutory tax rates expected to be in effect for the year in which the differences are expected to reverse. We evaluate the probability of realizing the future benefits of deferred tax assets and provide a valuation allowance for the portion of any deferred tax assets where the likelihood of realizing an income tax benefit in the future does not meet the more-likely-than-not criteria for recognition.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

On December 22, 2017, the Tax Act was enacted into law and the new legislation contains several key tax provisions that affected us, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. We are required to recognize the effect of the tax law changes in the period of enactment, such as re-measuring our U.S. deferred tax assets and liabilities as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Act (“SAB 118”), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation is expected over the next 12 months, we consider the deferred tax re-measurements and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

See Note 13: “Income Taxes” in the audited consolidated financial statements included elsewhere in this information statement.

Legal contingencies

We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. We accrue an estimated amount for a loss contingency if it is probable and the amount of the loss can be reasonably estimated. Significant judgment is required when we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our consolidated financial statements.

New Accounting Pronouncements

See Note 2 of the notes to our consolidated financial statements included elsewhere in this information statement for a comprehensive list of new accounting pronouncements.

BUSINESS AND PROPERTIES

We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes immediately after the spin-off. Upon our election to qualify as a REIT, we believe that we will be the only publicly traded U.S. lodging REIT strategically focused on serving the midscale and upper-midscale select-service lodging segments. As of December 31, 2017, our geographically diverse portfolio consisted of 317 hotels with approximately 41,000 rooms located in 41 U.S. states. Our hotels provide clean and comfortable guest rooms at affordable prices in convenient locations. Our hotels typically include common areas with amenities such as a great room (including breakfast seating area, lobby with seating area and business center), swimming pool and vending areas and generally offer a complimentary breakfast. In addition, we benefit from our long-standing and mutually beneficial relationship with La Quinta, a highly-recognized and successful brand with a 50-year history of owning and operating hotels. We are focused on generating premium long-term risk-adjusted returns for our stockholders by enhancing the value of our properties and efficiently allocating capital to drive growth while building and maintaining a strong and flexible balance sheet. For the year ended December 31, 2017, we generated $842.7 million of revenue, $110.9 million of net income and $201.6 million of Adjusted EBITDA after giving pro forma effect to the consummation of the spin-off and the Financing Transactions.

We have a geographically diverse portfolio of hotels with significant underlying real estate value primarily located in markets with strong underlying economic and lodging fundamentals. Approximately 70% of our hotel rooms are located in states that experienced job growth rates above the national average in 2016, and over 72% of our rooms are located in states which are projected to have compound annual job growth rates through 2022 that exceed the national average. Our hotels are typically well-positioned competitively within their markets, located near major employment centers, airports and transportation corridors. We believe the nature of the markets in which our hotels are located, with only 8% located in urban markets and 3% located in resort markets, significantly mitigates the potential impact of competition from home and apartment sharing services, which are more prevalent in urban and resort settings. In addition, we believe that the fact that no single property in 2017 accounted for more than 2% of our Adjusted EBITDA and our top ten properties accounted for 11% of our Adjusted EBITDA in 2017 helps protect us from significant disruptions in any single market.

In the fourth quarter of 2016, we began execution of a plan to invest in approximately 50 of our properties with a focus to reposition these assets upward within their local markets, capturing additional market share and rate while being measured against higher quality competitive sets. The scope of these repositioning projects includes, but is not limited to, enhancing guestrooms, expanding public areas and upgrading exterior elements. As of December 31, 2017, construction related to 27 of these hotel renovations was substantially completed, with construction related to an additional 11 substantially completed in January 2018. We expect construction related to the majority of the remaining repositioning renovations to be completed within the first half of 2018. We believe our portfolio continues to present significant opportunities for strategic value-enhancing investment over time, including the potential for the repositioning of additional hotels in our portfolio.

As an independent company, we believe our management team will be able to focus on diligent asset management and strategic capital allocation to enhance performance, growth and value creation over time. As a pure-play select-service portfolio with direct access to capital and independent financial resources, we believe that we will be able to successfully execute on our strategy of opportunistically acquiring and disposing of properties to further enhance the value and diversification of our portfolio throughout the lodging cycle, including potentially taking advantage of the economies of scale that could come from consolidation in the midscale and upper-midscale select-service lodging segments.

We enjoy a mutually beneficial relationship with La Quinta, one of the fastest growing select-service hotel brands in the U.S. in terms of percentage growth in number of hotels. La Quinta’s award-winning and growing loyalty program, La Quinta Returns, with over fifteen million total members as of December 31, 2017 (approximately three million of which are considered active members, which generally refers to members who earn or redeem La Quinta Returns points within the previous 18 months), has historically provided our hotels with a large and growing base of loyal guests, representing approximately 42% of our room nights sold in 2017. We believe La Quinta has the expertise and track record to effectively manage our hotels to maximize their operating performance and profitability, and as the largest property owner of La Quinta branded hotels, we accounted for approximately 44% of La Quinta’s total franchise fee revenue in 2017 before giving effect to eliminations upon consolidation (calculated using historical royalty fee of 2.5%). Furthermore, our relationship with La Quinta allows us to benefit from La Quinta’s national, regional and local brand marketing strategy.

We believe the merger of La Quinta with Wyndham following the spin-off will enhance the benefits we receive from our relationship with La Quinta. Wyndham is the largest hotel franchisor in the world based on number of properties. The addition of La Quinta will build upon Wyndham’s strong midscale presence and expand its reach further into the growing upper-midscale segment. The La Quinta Returns loyalty program, with its 15 million enrolled members, will be combined with the award-winning Wyndham Rewards program, with its 55 million enrolled members. We anticipate that some of Wyndham’s existing customers will become La Quinta customers. We also expect that La Quinta guests and franchisees, including CorePoint Lodging, will benefit from Wyndham’s focus on product quality and its technology, digital, loyalty and distribution platforms.

We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes immediately following the spin-off. See “Material U.S. Federal Income Tax Considerations.” We believe our expected election of REIT status, combined with the strong income generation of our assets, will enhance our ability to pay an attractive dividend, offering a compelling value proposition for investors seeking current income as well as long-term growth.

Our Competitive Strengths

We believe the following competitive strengths distinguish us from other lodging real estate companies and effectively position us to execute on our business plan and growth strategies:

•	Pure-Play Real Estate Investment Portfolio Serving the Midscale and Upper-Midscale Select-Service Lodging Segments. We believe that we will be able to elect and qualify to operate as a REIT. Once that election has been made, we believe that we will be the only publicly traded U.S. lodging REIT strategically focused on serving the midscale and upper-midscale select-service lodging segments. Based on data provided by STR, we concluded that the midscale and upper-midscale select-service lodging segments have experienced less volatility in RevPAR growth than the U.S. lodging market as a whole as measured by standard deviation of annual growth rates since collection of this data began in 1987. In addition, RevPAR for the midscale and upper-midscale select-service lodging segments grew at 3.2% and 2.2% in 2017, respectively, both of which were faster growth rates than the upper-upscale and upscale lodging segments. According to CBRE Hotels’ Americas Research, growth in RevPAR for the midscale select-service lodging segment from 2018 through 2022 is expected to exceed both the upscale and upper-upscale lodging segments, with compound annual growth rates over such period of 1.6% for midscale versus 1.4% for each of upscale and upper-upscale. In addition, growth in RevPAR for the upper-midscale select-service lodging segment over this same period, forecasted at 2.6%, is expected to exceed that of upscale, upper-upscale and luxury, with luxury’s compound annual growth rate forecasted to be 2.1%. We believe the midscale and upper-midscale select-service lodging segments are also attractive segments because they cater to both business and leisure travelers, provide travelers’ most desired amenities and represent an attractive price and value proposition. In addition, we believe the capital investments we have made and are currently making in approximately 50 of our properties will allow us to reposition these assets upward within their local markets, capturing additional market share and rate while being measured against higher quality competitive sets.

•

Efficient Select-Service Model with Attractive Cash Flow Characteristics. As a select-service hotel portfolio, our hotels require fewer costly services, employees, amenities and maintenance capital expenditures than full-service hotels, resulting in what we believe to be a more efficient hotel-level cost structure, strong Adjusted EBITDA margins and more stable cash flows. Nearly 99% of our hotel revenue in 2016 was derived solely from room rentals, as compared to approximately 71% for full-service hotels, according to CBRE Hotels’ Americas Research, and our gross operating profit margins in 2016 were 45% as compared to gross operating profit margins of approximately 37% for full-service hotels over the same period according to CBRE Hotels’ Americas Research. Even during the height of the recent economic downturn in 2009, our Adjusted EBITDA margins remained above 32%, as compared to approximately 20% for full-service hotels based on data provided by STR. We believe that our stable cash flows will help to support meaningful future cash distributions to our stockholders.

•	Scaled Platform with Strong Growth Potential in Attractive Markets. Our hotels are geographically diverse with 317 hotels located in 41 states across the U.S. as of December 31, 2017. We own 96 hotels located in 21 of the top 25 U.S. hotel markets according to STR, with no more than 10 hotels in any individual top 25 market. Our hotels are concentrated in markets that have exhibited strong population and employment growth. Approximately 70% of our hotel rooms are located in states that experienced job growth rates above the national average in 2017, and over 72% of our rooms are located in states which are projected to have compound annual job growth rates through 2022 that exceed the national average. Additionally, the vast majority of our hotels are located outside of high-competition urban centers, with approximately 59% of our hotels in the suburban location segment and approximately 23% of our hotels in the airport and interstate location segments. According to an October 2016 report published by Green Street Advisors, these markets face less competition from alternative apartment and room-sharing accommodation options, with only 2.7% of available room nights coming from services in “low cost” markets as compared to 5.3% in “high cost” markets.

The following graphic shows the locations of our hotels as of December 31, 2017:

We believe that there remains significant opportunity for geographic growth and diversification of our hotel portfolio, and we are focused on enhancing our investment in attractive, growing markets with multiple demand drivers, such as proximity to major employment centers, airports and transportation corridors. With $110.9 million of net income and $201.6 million of Adjusted EBITDA in 2017 after giving pro forma effect to the consummation of the spin-off and the Financing Transactions, we expect that our significant scale and anticipated access to capital will allow us to opportunistically expand and enhance our hotel portfolio. We believe that we will have an advantage competing for opportunities to invest in properties and portfolios of hotels in the midscale to upper-midscale select-service lodging segments, both as a result of our access to capital and our expertise as an owner of this type of lodging properties.

•

Strategic Relationship with La Quinta. We enjoy a strong and mutually beneficial relationship with La Quinta. As an independent company, we will be the largest property owner and franchisee of La Quinta branded hotels. We believe this relationship will continue to drive significant benefits and mutual alignment of strategic interests. La Quinta is a highly recognizable brand in the select-service market, established over a 50-year history of owning and operating hotels. La Quinta’s award-winning and growing loyalty program, La Quinta Returns, with over fifteen million total members as of

December 31, 2017, has historically provided our hotels with a large and growing base of loyal guests, representing approximately 42% of our room nights sold in 2017. La Quinta has the experience and expertise managing select-service hotels and knows our hotels well, having managed them for many years. Furthermore, our relationship with La Quinta allows us to benefit from their brand marketing strategy to drive brand awareness, bookings and loyalty. We expect these benefits will be strengthened by the merger and that the La Quinta brand and customer base will be enhanced by joining Wyndham, the largest hotel franchisor in the world based on number of properties.

•	Highly Experienced and Successful Management Team. Our senior management team will be led by Keith A. Cline, who will serve as our President and Chief Executive Officer. We expect to engage additional members of a senior management team that will help identify and lead a highly skilled team of asset management professionals who will have a deep understanding of our portfolio and how to best position our portfolio through lodging cycles and maximize market positioning and potential investment opportunities. We expect that the extensive experience of our team will enable us to achieve superior operational efficiency and pursue active asset management and value creation strategies.

Our Business and Growth Strategies

Our objective is to generate premium long-term returns for our stockholders through proactive asset management, leveraging our relationship with La Quinta, value-enhancing investment and disciplined capital allocation. We intend to pursue this objective through the following strategies:

•	Maximizing Hotel Profitability through Proactive Asset Management. We will be focused on continually improving the operating performance and profitability of each of our hotels through our proactive asset management efforts. Although we will not directly manage our hotels, we have structured our form of hotel management agreements with La Quinta Parent, and intend to structure future hotel management agreements with other third-party managers, to allow us to closely monitor the performance of each of our hotels. We will collaborate with our third-party managers to continue to identify opportunities to increase market share, employ active revenue management strategies and increase our ADR, thereby enhancing the operating performance, cash flow and value of each property. We also expect to work with our third-party managers to enhance the profitability of our hotels by improving the guest experience, maximizing the cost efficiencies through disciplined cost control and focusing on operational enhancements. Following the spin-off, we believe we will be in an improved position to provide oversight that is solely focused on enhancing the performance of our properties as real estate investments.

•	Identifying and Executing Value Enhancement Opportunities and Repositioning Portfolio. We have a demonstrated record of identifying and executing on strategic plans for our properties. As an example, in 2016, we reviewed our hotel portfolio and identified approximately 50 properties that, with the appropriate scope of capital investment and renovation, have the opportunity to be repositioned upwards within their relevant market, which we believe will capture occupancy and additional rate while being measured against new, higher-quality competitive sets. As of December 31, 2017, construction related to 27 of these hotel renovations was substantially completed, with construction related to an additional 11 substantially completed in January 2018. We expect construction related to the majority of the remaining repositioning renovations to be completed within the first half of 2018. We also believe a limited number of additional hotels in our portfolio could benefit from similar repositioning investment in the future. We also may create value through repositioning select hotels across brands or chain scale segments and exploring adaptive reuse opportunities to ensure our assets achieve their highest and best use. Further, we are continually focused on maintaining our properties and adapting to evolving customer preferences by making ongoing capital expenditures that will provide an acceptable ROI.

•	Pursuing Growth and Diversification through Disciplined Acquisitions and Selective Dispositions. As a pure-play lodging real estate company in the select-service market with a portfolio focused on the midscale and upper-midscale select-service lodging segments, we believe we will be well-positioned to be a consolidator given our scale, expected liquidity and balance sheet flexibility and intend to create value through accretive acquisitions. The midscale and upper-midscale select-service segments are amongst the largest segments of the lodging industry by property count and developers who realize the potential for attractive cash-on-cash returns are actively deploying capital in these segments, accounting for approximately 41% of all hotels in construction according to STR. In addition, we believe that these segments are highly fragmented and could benefit from consolidation. We believe there is a significant opportunity to acquire hotels from smaller owner-operators with a higher cost of capital. We also may identify opportunities to acquire hotels or portfolios in additional lodging segments in the future. We expect to develop a disciplined acquisition strategy which will allow us to expand our presence in target markets and further diversify over time, including through the acquisition of hotels that are affiliated with other respected hotel brands and operators. We also have a consistent record of disposing of hotel properties that did not meet our long-term investment criteria, including 78 properties since 2013, the majority of which were exterior corridor hotels, in order to optimize our portfolio and redeploy capital into more attractive investment opportunities.

•	Building and Maintaining a Strong and Flexible Balance Sheet. We intend to build and maintain a strong and flexible balance sheet with a focus on targeting appropriate leverage levels throughout the lodging cycle. We will also focus on maintaining sufficient liquidity with minimal short-dated debt maturities, and intend to have a mix of debt that will provide us with the flexibility to prepay when desired, dispose of assets, pursue our value enhancement strategies within our existing portfolio, and support acquisition activity. Additionally, we expect to reduce our leverage over time, which will provide additional balance sheet flexibility.

Our Properties

Overview

As of December 31, 2017, our portfolio consisted of 317 hotels totaling 40,608 rooms, including three assets held for sale. During 2017, the average occupancy rate for our hotels was 64.9%, and the ADR and RevPAR of our hotels were $85.53 and $55.54, respectively.

The following tables provide summary information regarding our portfolio:

Portfolio Summary

	As of
	December 31,
	2017	2016	2015	2014	2013	2012
Number of Hotels in Operation
La Quinta Inn & Suites (interior corridor)	182	180	183	184	184	185
La Quinta Inn & Suites (exterior corridor)	3	3	3	3	3	3
La Quinta Inns (interior corridor)	41	46	51	56	56	56
La Quinta Inns (exterior corridor)	91	93	104	110	114	142

Total(1)(2)	317	322	341	353	357	386

	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Occupancy Percentage	64.9%	65.5%	67.0%	66.5%	64.4%	62.7%
ADR	$85.53	$84.68	$82.05	$78.81	$75.09	$70.55
RevPAR	$55.54	$55.44	$54.95	$52.40	$48.36	$44.21

(1)	As of December 31, 2017, 2016 and 2015, includes three, five and 13 hotels, respectively, designated as assets held for sale, which are subject to definitive purchase agreements, respectively.
(2)	Includes 18 properties that are subject to ground leases.

Brand Affiliation

Each of our hotels currently operates under La Quinta’s highly recognizable select-service hotel brand. We believe our properties derive significant value from their affiliation with the La Quinta brand and benefit from the operational expertise, extensive distribution network, strong commercial engines and additional resources of one of the nation’s fastest growing select-service hotel brands.

Geographic Diversification

With 317 hotels, including three assets held for sale, located in 41 U.S. states as of December, 31, 2017, our hotels are geographically diverse. We own 96 hotels located in 21 of the top 25 U.S. hotel markets according to STR, with no more than 10 hotels in any top 25 market. Approximately 70% of our hotel rooms are located in states that experienced job growth rates above the national average in 2017, and over 72% of our rooms are located in states which are projected to have compound annual job growth rates through 2022 that exceed the national average. Additionally, many of our hotel rooms are located outside of high-competition urban centers, with approximately 59% of our hotel rooms in the suburban location segment and approximately 23% of our hotel rooms in the airport and interstate location segments. The following charts set forth our portfolio by geographic market as of December 31, 2017, including three hotels identified as assets held for sale, which are located in Texas, North Carolina and Illinois.

Hotels by State

	Hotels	Number of Rooms
Texas	69	9,339
Florida	49	5,982
California	21	3,128
Colorado	15	1,892
Georgia	14	1,693
Louisiana	12	1,690
Arizona	11	1,421
North Carolina	10	1,298
Wisconsin	13	1,263
Illinois	8	1,097
Tennessee	8	988
Ohio	9	961
New Mexico	8	914
Alabama	6	737
South Carolina	5	674
Nevada	3	509
New York	4	504
Massachusetts	4	504
Utah	4	467
Arkansas	3	460
Indiana	4	441
Minnesota	2	420
Washington	3	419
Connecticut	3	411
New Jersey	2	407
Maryland	3	357
Missouri	3	327
Michigan	3	301
Virginia	2	265
Pennsylvania	2	239
Oklahoma	2	236
Nebraska	2	221
Vermont	2	185
Kentucky	1	129
Rhode Island	1	115
Kansas	1	106
Maine	1	105
New Hampshire	1	102
Wyoming	1	101
Iowa	1	100
Mississippi	1	100

	317	40,608

Location Type

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key indicators of financial condition and operating performance—Comparable hotels” for certain operating information of our comparable hotels by geographic market.” See Note 15: “Geographic and Business Segment Information” in our consolidated financial statements included elsewhere within this information statement for additional information regarding our revenue for the three years ended December 31, 2017.

Chain Scale

We own hotels primarily in the midscale and upper-midscale select-service lodging chain scales, as defined by STR. The following table sets forth our hotel rooms by chain scale as of December 31, 2017, including three assets held for sale:

Type of Property Interest

The following table sets forth our properties according to the nature of our real estate interest as of December 31, 2017:

Type of Interest	Number of Properties	Total Rooms
Fee Simple(1)	299	37,858
Ground Lease(2)	18	2,750

Total	317	40,608

(1)	Includes a La Quinta Inn in New Orleans, Louisiana, which is owned by a joint venture in which we have a controlling interest.
(2)	See “—Ground Leases” and Note 14: “Third Party Lease Commitments” in our audited consolidated financial statements included elsewhere in this information statement.

Our Hotels

In 2015, we entered into a definitive purchase and sale agreement for 24 of our hotels, 11 of which were sold in the fourth quarter of 2015 and the remaining 13 were sold throughout 2016. In 2016, we began a strategic review of our hotel portfolio whereby we determined whether each property: (i) is appropriately positioned within its market; (ii) should be part of the next phase of incremental renovations; or (iii) should be disposed of. As a result of this ongoing review, we identified a number of additional hotels as possible candidates for sale and entered into agreements to sell six of those hotels, three of which were sold during 2016. Also in 2016, we entered into agreements to sell five additional hotels, three of which were sold during 2016 and two of which were sold subsequent to 2016 year-end. In 2017, four of the hotels placed in held for sale during 2016 were sold for $27.8 million, net of transaction costs, resulting in a gain on sale of $1.3 million. The restaurant parcel, placed in held for sale during 2015, sold for $1.4 million, net of transaction costs, resulting in a gain of on sale of $0.3 million. Additionally, three hotels were classified as assets held for sale during 2017, one of which was sold for $3.4 million, net of transaction costs, resulting in a gain on sale of $2.0 million. Subsequent to December 31, 2017, one hotel was sold for $4.4 million, net of transaction costs.

On an ongoing basis, we evaluate additional capital projects such as accelerating renovation cycles for our hotels, and we will invest in those projects that we believe will provide an appropriate return on capital invested and increase RevPAR Index. In 2016, we undertook a review of our hotel portfolio to identify properties that, with the appropriate scope of capital investment and renovation, have the opportunity to re-position upwards within a market, allowing us to capture additional occupancy and rate increases while being measured against new, higher-quality competitive sets. As a result of this review, we identified approximately 50 properties in which we expect to invest more than $180 million. We may identify additional hotels as part of our ongoing review.

Supplemental Property Information

The following table sets forth certain supplemental information regarding our properties as of December 31, 2017.

Metropolitan Market	State	Inn / Inn and Suites	Date of Construction	Month Acquired	Number of Rooms	Net Investment in Real Estate Property(1)
Birmingham	AL	La Quinta Inn	1987	Sep-04	101	4,956
Birmingham	AL	La Quinta Inn and Suites	1997	May-97	133	10,485
Birmingham	AL	La Quinta Inn and Suites	1996	Dec-96	129	12,071

Metropolitan Market	State	Inn / Inn and Suites	Date of Construction	Month Acquired	Number of Rooms	Net Investment in Real Estate Property(1)
Huntsville	AL	La Quinta Inn	1985	May-85	130	1,633
Mobile	AL	La Quinta Inn	1979	May-79	122	2,759
Tuscaloosa	AL	La Quinta Inn	1982	May-82	122	2,510
Little Rock	AR	La Quinta Inn and Suites	1990	Sep-04	99	4,338
Little Rock	AR	La Quinta Inn and Suites	1972	May-06	261	9,881
Springdale	AR	La Quinta Inn and Suites	1994	Sep-04	100	5,233
Flagstaff	AZ	La Quinta Inn and Suites	1996	Jun-96	128	14,403
Phoenix	AZ	La Quinta Inn	1982	Dec-82	128	7,247
Phoenix	AZ	La Quinta Inn	1979	Jun-79	146	4,515
Phoenix	AZ	La Quinta Inn	1973	Sep-73	138	2,672
Phoenix	AZ	La Quinta Inn and Suites	1998	Jan-98	125	12,382
Phoenix	AZ	La Quinta Inn and Suites	1998	Feb-98	108	10,592
Phoenix	AZ	La Quinta Inn and Suites	1998	Jun-98	117	13,802
Phoenix	AZ	La Quinta Inn and Suites	1997	Dec-97	107	11,850
Phoenix	AZ	La Quinta Inn and Suites	1996	Dec-96	140	13,616
Tucson	AZ	La Quinta Inn	1977	Jun-77	141	8,479
Tucson	AZ	La Quinta Inn and Suites	1996	Sep-96	143	9,664
Bakersfield	CA	La Quinta Inn	1986	May-86	128	5,089
Fresno	CA	La Quinta Inn	1986	Apr-86	129	6,201
Los Angeles	CA	La Quinta Inn and Suites	1992	Apr-06	129	7,429
Los Angeles	CA	La Quinta Inn and Suites	1987	Nov-87	160	12,317
Los Angeles	CA	La Quinta Inn and Suites	1972	Feb-06	279	27,771
Oakland	CA	La Quinta Inn and Suites	1999	Mar-99	148	5,659
Ontario	CA	La Quinta Inn and Suites	1998	Oct-98	144	20,579
Orange County	CA	La Quinta Inn	1980	Jun-80	160	9,766
Orange County	CA	La Quinta Inn and Suites	1986	Dec-86	148	11,261
Orange County	CA	La Quinta Inn and Suites	1985	Feb-06	181	18,340
Redding	CA	La Quinta Inn and Suites	1965	Aug-93	141	9,185
Sacramento	CA	La Quinta Inn	1985	May-85	129	1,304
Sacramento	CA	La Quinta Inn	1970	Jun-70	168	6,115
Sacramento	CA	La Quinta Inn and Suites	1985	Sep-06	131	13,933
San Diego	CA	La Quinta Inn	1987	Jan-87	105	4,876
San Diego	CA	La Quinta Inn	1987	Apr-87	120	7,759
San Diego	CA	La Quinta Inn	1986	Dec-86	142	7,005
San Francisco	CA	La Quinta Inn	1987	Oct-87	171	14,958
Stockton	CA	La Quinta Inn	1984	Oct-84	151	5,688
Thousand Oaks	CA	La Quinta Inn and Suites	1987	Sep-06	122	8,850
Ventura	CA	La Quinta Inn	1988	Aug-88	142	9,861
Colorado Springs	CO	La Quinta Inn	1985	Nov-85	105	3,417
Colorado Springs	CO	La Quinta Inn and Suites	1998	Apr-98	131	9,062
Denver	CO	La Quinta Inn	1986	May-86	131	5,024
Denver	CO	La Quinta Inn	1986	Jul-86	130	4,338
Denver	CO	La Quinta Inn	1985	Aug-85	129	5,254
Denver	CO	La Quinta Inn	1982	Jul-82	122	4,079
Denver	CO	La Quinta Inn	1980	May-80	107	2,694
Denver	CO	La Quinta Inn	1974	Jun-74	130	6,117
Denver	CO	La Quinta Inn and Suites	1998	Sep-98	168	18,122
Denver	CO	La Quinta Inn and Suites	1998	May-98	128	6,067

Metropolitan Market	State	Inn / Inn and Suites	Date of Construction	Month Acquired	Number of Rooms	Net Investment in Real Estate Property(1)
Denver	CO	La Quinta Inn and Suites	1997	Apr-97	120	9,914
Denver	CO	La Quinta Inn and Suites	1996	Dec-96	148	9,743
Denver	CO	La Quinta Inn and Suites	1972	Sep-04	134	7,496
Grand Junction	CO	La Quinta Inn and Suites	1998	Feb-98	108	10,351
Pueblo	CO	La Quinta Inn and Suites	1998	May-98	101	6,602
Hartford	CT	La Quinta Inn	1991	Sep-04	104	8,312
New Haven	CT	La Quinta Inn and Suites	1972	Feb-07	152	6,593
New York City	CT	La Quinta Inn and Suites	1975	Feb-07	158	7,122
Ft. Myers	FL	La Quinta Inn	1984	May-84	129	4,487
Ft. Myers	FL	La Quinta Inn and Suites	1986	Sep-06	158	9,435
Gainesville	FL	La Quinta Inn	1989	Jul-89	134	5,752
Jacksonville	FL	La Quinta Inn and Suites	1997	Dec-97	131	11,434
Jacksonville	FL	La Quinta Inn and Suites	1989	Sep-04	99	4,794
Lakeland	FL	La Quinta Inn and Suites	1997	Dec-97	119	11,777
Lakeland	FL	La Quinta Inn and Suites	1996	Oct-04	103	8,649
Melbourne/Titusville	FL	La Quinta Inn and Suites	1995	Oct-04	106	12,440
Miami/Ft. Lauderdale	FL	La Quinta Inn	1988	Sep-04	101	4,598
Miami/Ft. Lauderdale	FL	La Quinta Inn	1986	Oct-86	128	7,819
Miami/Ft. Lauderdale	FL	La Quinta Inn	1986	Aug-86	165	12,396
Miami/Ft. Lauderdale	FL	La Quinta Inn	1968	Jul-06	162	8,726
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1998	Jul-98	143	13,788
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1998	Dec-98	131	13,219
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1998	Jun-98	131	11,511
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1996	Oct-04	107	9,040
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1995	Oct-04	104	8,889
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1994	Apr-06	103	10,681
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1991	Oct-04	152	8,105
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1990	Apr-06	104	11,793
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1989	Apr-06	97	11,924
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1987	Jun-87	145	13,273
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1987	Apr-06	103	9,072
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1987	Mar-06	101	8,379
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1986	Apr-06	79	6,767
Miami/Ft. Lauderdale	FL	La Quinta Inn and Suites	1980	Nov-80	122	9,159
Naples	FL	La Quinta Inn and Suites	1995	Oct-04	103	4,661
Naples	FL	La Quinta Inn and Suites	1989	Apr-06	103	9,256
Ocala	FL	La Quinta Inn and Suites	1998	Jun-98	117	9,404
Orlando	FL	La Quinta Inn	1987	May-87	128	5,971
Orlando	FL	La Quinta Inn and Suites	1999	Apr-99	130	14,609
Orlando	FL	La Quinta Inn and Suites	1999	Aug-99	184	16,040
Orlando	FL	La Quinta Inn and Suites	1998	Aug-98	148	17,246
Orlando	FL	La Quinta Inn and Suites	1998	Jun-98	128	14,556
Orlando	FL	La Quinta Inn and Suites	1988	Sep-04	125	6,943
Panama City	FL	La Quinta Inn and Suites	1998	Jan-98	119	12,413
Pensacola	FL	La Quinta Inn	1985	Feb-85	130	7,205
Sarasota	FL	La Quinta Inn and Suites	1990	Apr-06	102	10,611
Tallahassee	FL	La Quinta Inn	1979	Dec-79	154	6,069
Tampa/St. Petersburg	FL	La Quinta Inn	1986	Aug-86	115	3,749

Metropolitan Market	State	Inn / Inn and Suites	Date of Construction	Month Acquired	Number of Rooms	Net Investment in Real Estate Property(1)
Tampa/St. Petersburg	FL	La Quinta Inn	1984	Oct-04	144	4,608
Tampa/St. Petersburg	FL	La Quinta Inn	1978	Jun-78	121	6,031
Tampa/St. Petersburg	FL	La Quinta Inn and Suites	1997	Nov-97	128	19,156
Tampa/St. Petersburg	FL	La Quinta Inn and Suites	1997	Dec-97	109	13,013
Tampa/St. Petersburg	FL	La Quinta Inn and Suites	1988	Oct-04	101	3,139
Tampa/St. Petersburg	FL	La Quinta Inn and Suites	1986	Jun-86	118	6,341
Tampa/St. Petersburg	FL	La Quinta Inn and Suites	1985	Sep-04	101	8,761
West Palm Beach	FL	La Quinta Inn	1988	Oct-06	114	6,409
West Palm Beach	FL	La Quinta Inn and Suites	1989	Feb-06	103	8,383
Atlanta	GA	La Quinta Inn	1985	Sep-04	94	6,470
Atlanta	GA	La Quinta Inn and Suites	1998	Oct-98	142	15,021
Atlanta	GA	La Quinta Inn and Suites	1998	Feb-98	119	13,016
Atlanta	GA	La Quinta Inn and Suites	1997	Dec-97	140	10,496
Atlanta	GA	La Quinta Inn and Suites	1997	Sep-97	131	10,702
Atlanta	GA	La Quinta Inn and Suites	1990	Sep-04	101	3,771
Augusta	GA	La Quinta Inn	1985	Apr-85	130	2,913
Brunswick	GA	La Quinta Inn and Suites	1990	Oct-04	99	2,895
Columbus	GA	La Quinta Inn	1980	Jan-80	123	2,434
Columbus	GA	La Quinta Inn and Suites	1985	Sep-04	99	2,160
Macon	GA	La Quinta Inn and Suites	1996	Oct-96	142	10,149
Savannah	GA	La Quinta Inn	1987	Sep-87	119	6,326
Savannah	GA	La Quinta Inn	1982	Sep-82	154	5,362
Savannah	GA	La Quinta Inn and Suites	1986	Sep-04	100	4,491
Des Moines	IA	La Quinta Inn and Suites	1993	Sep-04	102	5,182
Champaign	IL	La Quinta Inn	1982	Feb-82	122	5,153
Chicago	IL	La Quinta Inn	1987	Oct-04	130	6,172
Chicago	IL	La Quinta Inn and Suites	2009	Apr-09	239	46,051
Chicago	IL	La Quinta Inn and Suites	1999	Sep-04	127	5,546
Chicago	IL	La Quinta Inn and Suites	1995	Sep-04	101	4,302
Chicago	IL	La Quinta Inn and Suites	1994	Sep-04	103	5,382
Moline	IL	La Quinta Inn	1975	May-75	125	1,175
Indianapolis	IN	La Quinta Inn	1993	Sep-04	102	6,644
Indianapolis	IN	La Quinta Inn	1986	Sep-04	97	3,096
Indianapolis	IN	La Quinta Inn	1980	Mar-80	121	3,414
Merrillville	IN	La Quinta Inn	1979	Feb-79	121	2,365
Kansas City	KS	La Quinta Inn	1978	May-78	106	3,229
Lexington	KY	La Quinta Inn	1982	Apr-82	129	5,958
Alexandria	LA	La Quinta Inn and Suites	1997	May-97	117	11,919
Baton Rouge	LA	La Quinta Inn	1984	Feb-84	142	3,771
Baton Rouge	LA	La Quinta Inn and Suites	1985	Sep-04	100	5,290
Bossier City	LA	La Quinta Inn	1982	Nov-82	130	7,502
Lafayette	LA	La Quinta Inn	1969	Feb-69	140	2,813
New Orleans	LA	La Quinta Inn	1984	Jul-84	154	5,241
New Orleans(2)	LA	La Quinta Inn	1984	Aug-84	153	293
New Orleans	LA	La Quinta Inn	1970	Jan-70	101	800
New Orleans	LA	La Quinta Inn	1967	Jul-06	172	7,783
New Orleans	LA	La Quinta Inn and Suites	1999	May-99	166	19,276
New Orleans	LA	La Quinta Inn and Suites	1973	Jun-73	198	10,034

Metropolitan Market	State	Inn / Inn and Suites	Date of Construction	Month Acquired	Number of Rooms	Net Investment in Real Estate Property(1)
Shreveport	LA	La Quinta Inn and Suites	1997	Mar-97	117	10,825
Auburn	MA	La Quinta Inn	1985	Sep-04	100	1,673
Boston	MA	La Quinta Inn and Suites	2000	Dec-04	147	9,463
Boston	MA	La Quinta Inn and Suites	1981	Dec-04	168	10,724
Milford	MA	La Quinta Inn	1989	Dec-04	89	2,458
Baltimore	MD	La Quinta Inn and Suites	1990	Feb-07	130	21,403
Baltimore	MD	La Quinta Inn and Suites	1989	Feb-07	105	16,678
Baltimore	MD	La Quinta Inn and Suites	1987	Feb-07	127	15,080
Portland	ME	La Quinta Inn and Suites	1985	Feb-07	105	9,841
Detroit	MI	La Quinta Inn	1991	Sep-04	100	3,575
Detroit	MI	La Quinta Inn	1987	Sep-04	98	3,664
Detroit	MI	La Quinta Inn and Suites	1997	Oct-04	106	9,476
Minneapolis	MN	La Quinta Inn	1989	Sep-04	187	1,247
Minneapolis	MN	La Quinta Inn and Suites	1980	Jun-06	233	18,853
Columbia	MO	La Quinta Inn and Suites	1988	Oct-04	100	4,072
Kansas City	MO	La Quinta Inn	1991	Sep-04	96	3,271
St. Louis	MO	La Quinta Inn and Suites	1997	Apr-97	131	7,500
Meridian	MS	La Quinta Inn and Suites	1985	Sep-04	101	3,277
Charlotte	NC	La Quinta Inn and Suites	1998	Dec-98	131	5,446
Charlotte	NC	La Quinta Inn and Suites	1986	Oct-06	119	4,837
Greensboro	NC	La Quinta Inn and Suites	1999	Jun-99	131	10,692
Raleigh/Durham	NC	La Quinta Inn and Suites	1999	Mar-99	130	11,797
Raleigh/Durham	NC	La Quinta Inn and Suites	1999	Jun-99	141	6,209
Raleigh/Durham	NC	La Quinta Inn and Suites	1998	Jan-98	134	10,992
Raleigh/Durham	NC	La Quinta Inn and Suites	1998	Mar-98	128	7,311
Raleigh/Durham	NC	La Quinta Inn and Suites	1996	Nov-96	135	11,225
Winston-Salem	NC	La Quinta Inn and Suites	1999	Jun-99	131	12,597
Omaha	NE	La Quinta Inn	1981	Apr-81	129	2,771
Omaha	NE	La Quinta Inn	1979	Sep-04	92	1,090
Boston	NH	La Quinta Inn and Suites	1987	Feb-07	105	7,594
Clifton	NJ	La Quinta Inn and Suites	1973	Apr-06	231	19,617
Fairfield	NJ	La Quinta Inn and Suites	1974	Apr-06	176	8,089
Albuquerque	NM	La Quinta Inn	1983	Aug-83	130	5,302
Albuquerque	NM	La Quinta Inn	1982	Apr-82	105	4,222
Albuquerque	NM	La Quinta Inn and Suites	1998	Jan-98	118	6,234
Albuquerque	NM	La Quinta Inn and Suites	1990	Sep-04	97	2,623
Farmington	NM	La Quinta Inn	1983	Dec-83	107	3,675
Las Cruces	NM	La Quinta Inn	1980	Jun-80	139	7,665
Las Cruces	NM	La Quinta Inn and Suites	1997	Sep-04	87	3,922
Santa Fe	NM	La Quinta Inn	1986	Nov-86	131	4,982
Las Vegas	NV	La Quinta Inn and Suites	1999	Jan-99	128	15,699
Las Vegas	NV	La Quinta Inn and Suites	1984	Jun-84	251	27,363
Reno	NV	La Quinta Inn	1981	Mar-81	130	3,507
Islip	NY	La Quinta Inn and Suites	2006	Jun-06	132	13,514
New York City	NY	La Quinta Inn and Suites	1999	Sep-07	129	19,558
New York City	NY	La Quinta Inn and Suites	1973	Apr-06	140	5,511
Plattsburgh	NY	La Quinta Inn and Suites	1996	Sep-04	103	5,218
Cincinnati	OH	La Quinta Inn	1985	Sep-04	98	3,051

Metropolitan Market	State	Inn / Inn and Suites	Date of Construction	Month Acquired	Number of Rooms	Net Investment in Real Estate Property(1)
Cincinnati	OH	La Quinta Inn and Suites	1997	Sep-04	151	11,805
Cleveland	OH	La Quinta Inn	1992	Sep-04	115	6,449
Cleveland	OH	La Quinta Inn	1990	Sep-04	100	2,918
Cleveland	OH	La Quinta Inn and Suites	1997	Sep-04	86	3,015
Columbus	OH	La Quinta Inn	1993	Sep-04	101	3,291
Columbus	OH	La Quinta Inn	1980	May-80	122	1,833
Mansfield	OH	La Quinta Inn and Suites	1996	Oct-04	87	4,709
Toledo	OH	La Quinta Inn	1996	Oct-04	101	3,692
Oklahoma City	OK	La Quinta Inn and Suites	1999	Feb-99	119	11,636
Oklahoma City	OK	La Quinta Inn and Suites	1997	Nov-97	117	11,322
Harrisburg	PA	La Quinta Inn and Suites	1990	Oct-04	110	7,077
Pittsburgh	PA	La Quinta Inn	1985	Dec-85	129	4,339
Warwick	RI	La Quinta Inn and Suites	1990	Feb-07	115	13,647
Charleston	SC	La Quinta Inn and Suites	1987	Nov-06	174	11,651
Columbia	SC	La Quinta Inn and Suites	1986	Oct-04	99	3,121
Greenville	SC	La Quinta Inn and Suites	1999	Apr-99	125	7,087
Myrtle Beach	SC	La Quinta Inn and Suites	1997	Mar-97	128	7,791
Myrtle Beach	SC	La Quinta Inn and Suites	1986	May-06	148	10,511
Chattanooga	TN	La Quinta Inn	1986	Aug-86	132	5,850
Jackson	TN	La Quinta Inn and Suites	1991	Oct-04	100	4,286
Kingsport	TN	La Quinta Inn and Suites	1991	Feb-91	118	5,347
Memphis	TN	La Quinta Inn and Suites	1998	Dec-98	131	9,305
Nashville	TN	La Quinta Inn	1982	May-82	130	4,139
Nashville	TN	La Quinta Inn and Suites	1993	Oct-04	102	3,807
Nashville	TN	La Quinta Inn and Suites	1986	Oct-86	134	5,278
Nashville	TN	La Quinta Inn and Suites	1985	Sep-04	141	4,382
Abilene	TX	La Quinta Inn	1979	Dec-79	106	2,670
Amarillo	TX	La Quinta Inn	1986	Feb-86	128	2,924
Amarillo	TX	La Quinta Inn	1983	Jan-83	129	4,969
Austin	TX	La Quinta Inn	1993	Oct-93	117	6,868
Austin	TX	La Quinta Inn	1983	May-83	131	4,955
Austin	TX	La Quinta Inn	1977	Jun-77	122	4,239
Austin	TX	La Quinta Inn	1975	Mar-75	132	6,844
Austin	TX	La Quinta Inn	1965	Feb-92	152	11,700
Austin	TX	La Quinta Inn and Suites	1999	Apr-99	142	14,003
Austin	TX	La Quinta Inn and Suites	1998	Oct-04	87	6,149
Austin	TX	La Quinta Inn and Suites	1997	Dec-97	128	17,402
Austin	TX	La Quinta Inn and Suites	1996	Jun-96	149	14,857
Austin	TX	La Quinta Inn and Suites	1987	Apr-87	116	4,936
Clute/Lake Jackson	TX	La Quinta Inn	1977	Jun-77	136	2,393
College Station	TX	La Quinta Inn	1980	Jan-80	176	4,135
Corpus Christi	TX	La Quinta Inn	1983	May-83	129	5,693
Corpus Christi	TX	La Quinta Inn	1973	May-73	122	2,045
Dallas/Ft. Worth	TX	La Quinta Inn	1971	Oct-71	101	6,486
Dallas/Ft. Worth	TX	La Quinta Inn and Suites	2006	Aug-06	178	21,447
Dallas/Ft. Worth	TX	La Quinta Inn and Suites	2002	Mar-02	168	5,802
Dallas/Ft. Worth	TX	La Quinta Inn and Suites	1998	Jan-98	129	10,915
Dallas/Ft. Worth	TX	La Quinta Inn and Suites	1997	Jun-97	128	14,814

Metropolitan Market	State	Inn / Inn and Suites	Date of Construction	Month Acquired	Number of Rooms	Net Investment in Real Estate Property(1)
Dallas/Ft. Worth	TX	La Quinta Inn and Suites	1997	May-97	128	13,109
Dallas/Ft. Worth	TX	La Quinta Inn and Suites	1996	Jun-96	152	6,700
Dallas/Ft. Worth	TX	La Quinta Inn and Suites	1996	Aug-96	140	7,124
Dallas/Ft. Worth	TX	La Quinta Inn and Suites	1996	Dec-96	133	12,182
Dallas/Ft. Worth	TX	La Quinta Inn and Suites	1974	May-74	127	9,269
Eagle Pass	TX	La Quinta Inn	1982	Dec-82	131	4,017
El Paso	TX	La Quinta Inn	1988	Dec-88	117	3,103
El Paso	TX	La Quinta Inn	1984	Nov-84	130	4,490
El Paso	TX	La Quinta Inn	1980	Nov-80	137	2,976
El Paso	TX	La Quinta Inn	1969	Jun-69	121	4,285
El Paso	TX	La Quinta Inn and Suites	1996	Oct-04	103	5,074
El Paso	TX	La Quinta Inn and Suites	1992	Oct-04	103	4,124
Fort Stockton	TX	La Quinta Inn	1983	Jun-83	97	3,515
Galveston	TX	La Quinta Inn	1978	Jul-78	119	7,240
Houston	TX	La Quinta Inn	1986	May-86	129	5,760
Houston	TX	La Quinta Inn	1985	May-85	112	4,084
Houston	TX	La Quinta Inn and Suites	1999	Apr-99	132	10,131
Houston	TX	La Quinta Inn and Suites	1998	Mar-98	173	22,429
Houston	TX	La Quinta Inn and Suites	1997	May-97	117	9,419
Houston	TX	La Quinta Inn and Suites	1997	Sep-04	104	4,341
Houston	TX	La Quinta Inn and Suites	1996	Sep-04	117	4,421
Houston	TX	La Quinta Inn and Suites	1994	Sep-04	106	2,748
Houston	TX	La Quinta Inn and Suites	1986	Jul-86	125	8,134
Killeen	TX	La Quinta Inn	1976	May-76	105	2,376
Laredo	TX	La Quinta Inn	1969	Jul-69	153	3,122
Lubbock	TX	La Quinta Inn	1976	Mar-76	137	1,342
Lubbock	TX	La Quinta Inn and Suites	1986	Jun-86	131	11,815
Lufkin	TX	La Quinta Inn	1984	Jan-84	105	2,403
Midland	TX	La Quinta Inn	1983	May-83	146	4,803
Odessa	TX	La Quinta Inn	1981	Jan-81	122	3,655
San Angelo	TX	La Quinta Inn	1974	Dec-74	173	3,725
San Antonio	TX	La Quinta Inn	1986	Apr-86	137	7,082
San Antonio	TX	La Quinta Inn	1984	Jun-84	193	5,095
San Antonio	TX	La Quinta Inn	1982	Oct-82	125	9,465
San Antonio	TX	La Quinta Inn	1981	Oct-81	130	2,736
San Antonio	TX	La Quinta Inn	1975	Aug-75	177	1,748
San Antonio	TX	La Quinta Inn	1974	Nov-74	112	1,562
San Antonio	TX	La Quinta Inn	1970	Mar-70	122	2,849
San Antonio	TX	La Quinta Inn and Suites	2005	Jan-05	348	30,320
San Antonio	TX	La Quinta Inn and Suites	2002	Jan-02	276	17,248
San Antonio	TX	La Quinta Inn and Suites	1999	Sep-04	151	17,006
Sherman/Denison	TX	La Quinta Inn and Suites	1997	May-97	115	6,879
Temple	TX	La Quinta Inn	1984	Apr-84	106	3,990
Tyler	TX	La Quinta Inn	1983	Sep-83	129	6,387
Victoria	TX	La Quinta Inn	1984	Feb-84	130	5,242
Waco(3)	TX	La Quinta Inn	1971	Sep-71	101	1,807
Wichita Falls	TX	La Quinta Inn	1973	Jun-73	139	2,938
Orem/Provo	UT	La Quinta Inn and Suites	1997	Jun-97	131	10,609

Metropolitan Market	State	Inn / Inn and Suites	Date of Construction	Month Acquired	Number of Rooms	Net Investment in Real Estate Property(1)
Salt Lake City	UT	La Quinta Inn	1978	Jul-78	122	2,594
Salt Lake City	UT	La Quinta Inn and Suites	1997	Jun-97	114	8,419
Salt Lake City	UT	La Quinta Inn and Suites	1983	Jun-83	100	3,572
Norfolk	VA	La Quinta Inn	1984	Jul-84	129	3,381
Norfolk	VA	La Quinta Inn and Suites	1987	Jul-07	136	15,260
South Burlington	VT	La Quinta Inn and Suites	1988	Mar-07	104	7,984
St. Albans	VT	La Quinta Inn and Suites	1996	Sep-06	81	5,137
Seattle/Tacoma	WA	La Quinta Inn and Suites	1986	Sep-86	143	10,614
Seattle/Tacoma	WA	La Quinta Inn and Suites	1986	Dec-86	121	13,218
Seattle/Tacoma	WA	La Quinta Inn and Suites	1985	Jun-85	155	13,446
Appleton	WI	La Quinta Inn and Suites	1988	Sep-04	99	2,835
Kenosha	WI	La Quinta Inn	1979	Sep-04	92	2,227
Madison	WI	La Quinta Inn and Suites	1997	Sep-04	120	7,208
Milwaukee	WI	La Quinta Inn	1991	Oct-04	98	4,325
Milwaukee	WI	La Quinta Inn	1988	Oct-04	99	4,211
Milwaukee	WI	La Quinta Inn	1982	Oct-04	103	3,706
Milwaukee	WI	La Quinta Inn and Suites	2001	Oct-04	88	5,525
Milwaukee	WI	La Quinta Inn and Suites	1997	Sep-04	97	6,039
Milwaukee	WI	La Quinta Inn and Suites	1994	Sep-04	109	8,660
Oshkosh	WI	La Quinta Inn	1973	Sep-04	96	1,805
Sheboygan	WI	La Quinta Inn	1975	Sep-04	96	828
Stevens Point	WI	La Quinta Inn and Suites	1989	Oct-04	73	2,371
Wausau	WI	La Quinta Inn	1979	Sep-04	93	2,405
Cheyenne	WY	La Quinta Inn	1981	Feb-81	105	2,931

Total						2,457,926
Net book value of investments in real estate properties						2,457,926
Net book value of franchised and managed assets						48,597

Total property and equipment, net of accumulated depreciation						2,506,523

(1)	Represents the historical cost of property, plant and equipment, net of accumulated depreciation and any fair value adjustments, for land, building and improvement assets at the hotel. The following table sets forth a reconciliation of net book value of properties to La Quinta’s total property and equipment, net of accumulated depreciation for the year ended December 31, 2017.
(2)	This property is a joint venture in which La Quinta owns the majority interest.
(3)	The hotel previously in operation at this location was demolished and most of the land parcel was sold in 2017. This value represents the historical cost basis of the remaining land parcel.

Sustainability

We incorporate sustainability into our asset management strategies, with a focus on minimizing environmental impact. During the ownership of our properties, we seek to invest in sustainability practices in our properties that can enhance asset value, while also improving environmental performance. We target specific environmental efficiency enhancements, equipment upgrades and replacements that reduce energy and water consumption and offer appropriate returns on investment. We are committed to being a responsible corporate citizen and minimizing our impact on the environment.

Our Principal Agreements

As a requirement to qualify as a REIT, we will not directly or indirectly operate any of our hotels. We expect to lease all or substantially all of our hotels to our TRS lessees (described below), which, in turn, will engage La Quinta or another third-party manager to manage these hotels pursuant to management agreements. We may, in the future, re-flag existing properties, acquire properties that operate under other brands and/or engage other third-party hotel managers and franchisors.

Below is a general overview of the management and franchise agreements that we and La Quinta Parent will enter into in connection with the spin-off in respect of our wholly owned properties.

Management Agreements

Following the spin-off, a subsidiary of La Quinta Parent (“Manager”) will continue to control the day-to-day operations of each of our hotels in our current portfolio under management agreements, with each hotel to be operated pursuant to a separate management agreement. We will retain consultative and specified approval rights with respect to certain actions of the Manager, including entering into long-term or high-cost contracts, engaging in certain actions relating to legal proceedings, approving the operating budget, making certain capital expenditures and the hiring of certain management personnel.

The Manager will manage the hotels in accordance with brand standards as provided in the La Quinta franchise agreements described below. If any of our hotels is later rebranded, the Manager may continue to manage the hotel in compliance with the applicable new franchise agreement and brand requirements. The Manager will also provide our hotels with a variety of services and benefits under the management agreements, including the hiring, training and supervision of hotel personnel, revenue management services, and certain human resources, risk management, payroll, accounting and information technology services.

Term

The management agreements will have an initial term of 20 years and allow for two additional five-year renewal periods at the Manager’s option provided that the terms of the associated franchise agreements are also renewed for the same renewal period. Assuming all renewal periods are exercised, the total term of our management agreements will be 30 years.

Fees

Under the management agreements, the Manager will receive a management fee of 5.0% of gross hotel revenues or receipts. We also may pay certain service fees to the Manager and generally will pay, or reimburse the Manager for, any hotel operating expenses incurred by the Manager in the course of managing the hotel pursuant to the management agreement, including salaries and wages of hotel employees. The Manager, on our behalf, also will pay from the hotel operating accounts fees and other amounts payable under the franchise agreements described below or any replacements of those franchise agreements. These management agreement fees differ from the management agreements presently in place as a result of certain services provided under the new agreement that were not encompassed within the management fee under the prior management agreements, but were provided under either a direct reimbursement model or as part of LQH’s overall general and administrative infrastructure. These services include, but are not limited to, certain human resources, risk management, revenue management, payroll, accounting and information technology services.

Termination

Subject to certain qualifications, notice requirements, applicable cure periods and termination fees, the applicable management agreement for each of our hotels generally will be terminable by either party upon a material casualty or condemnation of the hotel, or the occurrence of certain customary events of default, including, among others: the bankruptcy or insolvency of the other party; the failure of the other party to make a payment or furnish funds when due; or breach by the other party of other covenants or obligations under the management agreement.

If the Manager terminates due to our default, the Manager may exercise all of its rights and remedies under the management agreement, at law or in equity.

We also have the right to terminate the management agreement for a hotel in connection with the sale of the hotel to an unaffiliated third party, subject to applicable notice requirements. If we terminate a management agreement in connection with a sale, we will generally be required to pay the Manager (a) a termination fee equal to the product of (i) an agreed multiplier, which will initially be 3.75 and declines over the 15 years following the spin-off, and (ii) all management fees paid to the Manager for the immediately preceding twelve months and (b) all operating expenses, reimbursable expenses and costs and fees incurred by the Manager prior to such sale. However, no termination fee is due (x) if the purchaser assumes the management agreement or enters into a new management agreement with Manager or (y) upon the sale of certain hotels identified for potential re-flagging or to be re-flagged upon completion of nearby hotels in La Quinta’s franchisee pipeline.

Subject to certain force majeure exceptions and the right of the manager to cure, we also will have the right to terminate any management agreement if, for any two consecutive full fiscal years (with the test period to commence with the third full fiscal year of the term of each management agreement), the applicable hotel’s gross operating profit for each such fiscal year does not achieve 90% of budgeted gross operating profit, and the hotel’s RevPAR Index for each such fiscal year is more than 10 points below the then currently agreed upon baseline RevPAR Index.

Assignability

The management agreements generally will provide that the Manager can assign the management agreement to an affiliate or to a successor entity to which it is assigning substantially all of its assets, including substantially all of the management agreements related to our hotels, but neither the Manager nor any successor manager may subcontract or delegate its obligations under the management agreements except as specifically set forth in those agreements or with our prior written consent. The management agreements will also provide that if we sell a hotel to a person who is not an affiliate of ours or of the TRS lessee who holds the hotel, we may terminate the management agreement, with advance notice, effective upon closing of the sale, subject to the requirements described above under “—Termination.”

Franchise Agreements

In connection with the spin-off, we will enter into franchise agreements with a subsidiary of La Quinta Parent (“Franchisor”) related to the operation of the hotels in our current portfolio, with each hotel to be a party to a separate franchise agreement. Pursuant to the franchise agreements, we will be granted a limited, non-exclusive license to use the La Quinta name, marks and system in the operation of these hotels. Under the provisions of the franchise agreements, the Franchisor will provide our hotels with a variety of services and benefits, including centralized reservation systems, participation in a customer loyalty program, brand website with property-specific web pages, national advertising, marketing programs and publicity designed to increase brand awareness, as well as training of personnel. The hotel Manager, as defined above, will be required to operate our hotels in compliance with the franchise agreements and with associated brand standards. The franchise agreements and associated brand standards will specify operational, record-keeping, accounting, reporting and marketing standards and procedures with which we must comply, and they will promote consistency across the La Quinta brand by imposing standards for guest services, products, signage and furniture, fixtures and equipment, among other things. To monitor compliance, the franchise agreements specify that we and the Manager must make the hotels available for quality inspections by the Franchisor.

Because the Franchisor will have the right to require that we renovate guest rooms and public facilities from time to time to comply with then-current brand standards, each franchise agreement may include an agreed-upon Property Improvement Plan (“PIP”) specifying any such renovation or updating requirements and the schedule on which such renovation or updating must be completed. The franchise agreements will provide that upon completion of the agreed PIP, no further major renovations will be required during the first 10 years of the term. However, the Franchisor may from time to time require updating of amenities and service offerings to comply with then-current brand standards.

Term

The franchise agreements will have an initial term of 20 years, with an opportunity for a renewal term of an additional 10 years exercisable at our option by notice to the Franchisor, payment of a renewal fee and execution of Franchisor’s then-current form of franchise agreement.

Fees

The franchise agreements will require that we pay a royalty fee of 5.0% of gross room revenues. We must also pay certain customary fees, including but not limited to, a marketing fee of 2.5% of room revenue, a reservation services fee of 2.0% of room revenue, and a digital performance marketing fee of 10.0% (which may be increased up to 15% in franchisor’s discretion) of LQ.com room revenue through digital marketing on other web portals, computer services installation fee of up to $47,000 and computer services/programs/intranet fee and LQ connect fee of $6.50 and $1.50 per room per month, respectively.

Capital Expenditures

The franchise agreements will require that we make an agreed amount of per room capital expenditures at the applicable hotel, and we will enter into a pooling agreement with LQH that will allow us to combine, for specified categories of hotels (with each category generally including hotels of similar condition and need for capital expenditures, renovations or improvements), the capital expenditure requirements and the amounts of actual capital expenditures that count toward the satisfaction of those capital expenditure requirements for the hotels in each applicable category.

Assignability

The franchise agreements with the Franchisor generally will provide that the Franchisor can assign the franchise agreement to a successor entity. The franchise agreements will also provide that if we sell a hotel, the franchise rights may be transferred to the buyer with the Franchisor’s consent and upon fulfilling certain transfer requirements, which may include payment of a transfer fee.

Termination Events

Each franchise agreement will contain a mutual right to terminate without cause and without payment of liquidated damages effective on the fifteenth anniversary of the effective date of the franchise agreement.

Each franchise agreement also will provide for termination at the Franchisor’s option, subject to certain qualifications, notice requirements and applicable cure periods, upon the occurrence of certain events, including, among others: the failure to maintain brand standards; the failure to pay royalties and fees as and when due, or to perform other obligations under the franchise agreement; bankruptcy; and abandonment of the franchise or a change of control not otherwise permitted under the franchise agreement. In the event of a termination for cause, we will be required to pay liquidated damages.

Restrictions on Transfer

The franchise agreements will provide that any transfer of our hotels to a third party require the Franchisor’s approval. The Franchisor may impose restrictions, requirements and conditions on any such transfer, including, but not limited to, that (i) we have completed any development, renovation or expansion of the facility required by the applicable franchise agreement, (ii) we are in compliance with the provisions of the applicable franchise agreement and other agreements with the Franchisor and its affiliates, (iii) the transferee shall agree to upgrade and/or remodel the facility to conform to the Franchisor’s then-current standards and (iv) we release the Franchisor and its affiliates from any claims we or our affiliates have against them or related parties pursuant to the applicable franchise agreement.

TRS Leases

In order for us to qualify as a REIT, we will not directly or indirectly operate our hotels. Our hotel owning subsidiaries, as lessors, expect to lease all or substantially all of our hotels to our TRS lessees, which, in turn, will enter into the hotel management agreements and franchise agreements with La Quinta for each of these hotels.

Ground Leases

The following table summarizes the remaining primary term, renewal rights, purchase rights and monthly base rent as of December 31, 2017, associated with land underlying our hotels and meeting facilities that we lease from third parties:

Property	Current Lease Term Expiration	Renewal Rights / Purchase Rights	Current Monthly Minimum or Base Rent(1)		Base Rent Increases at Renewal	Lease Type
San Antonio—Riverwalk	Dec 31. 2050	Renewal Rights 1x25 yrs; 1x24 yrs	$6,858	(2)	(6)	Triple Net
New Orleans Causeway	Dec 31, 2039	None	$18,750	(1)	N/A	Triple Net
New Orleans Veterans—Metairie	Apr 30, 2019	None	$45,833		N/A	Triple Net
Sacramento—North	Dec 31, 2044	Renewal Rights: 2x10 yrs	$27,005	(1)	(6)	Triple Net
Auburn—Worcester	Feb 28, 2034	None	$4,195	(1)	N/A	Triple Net
Cleveland—Airport North	Jul 1, 2043	None	$3,834	(1)	N/A	Triple Net
Boston—Somerville	Dec 8, 2054	Renewal Rights: 2x24 yrs	$7,951	(1)	(6)	Triple Net
Anaheim	Aug 7, 2096	None	$30,570	(2)	N/A	Triple Net
Fort Lauderdale—Northeast	May 31, 2072	None	$13,298	(2)	N/A	Triple Net
New Haven	Mar 31, 2022	Renewal Rights: 2x15 yrs 1x10 yrs	$11,589	(2)	(6)	Triple Net
Albuquerque—Northwest	Feb 15, 2032	Renewal Rights: 1x10 years	$7,033	(2)	(6)	Triple Net
Minneapolis Airport (Bloomington)	Sep 30, 2023	Renewal Rights: 1x50 years	$3,954	(3)	(6)	Triple Net
Boston—Milford	Dec 8, 2054	Renewal Rights: 2x24 years	$2,776	(1)	(6)	Triple Net
Boston—Andover	Dec 8, 2054	Renewal Rights: 2x24 years	$4,002	(1)	(6)	Triple Net
Bannockburn/Deerfield	May 21, 2037	None	$11,279	(1)	N/A	Triple Net
Clifton/Furhterford	Dec 28, 2022	None	$18,700	(4)	N/A	Triple Net
Fairfield	Nov 30, 2030	Renewal Rights: 5x10 years	$30,370	(1,5)	(6)	Triple Net
Armonk Westchester City Lease 1	Jun 1, 2020	Renewal Rights: 1x5 years	$20,963	(1)	N/A	Triple Net
Armonk Westchester City Lease 2	Jun 1, 2020	Renewal Rights: 1x5 years	$24,137	(1)	N/A	Triple Net

(1)	Percentage Rent is also payable
(2)	Rent contains a CPI adjustment each year
(3)	Rent increases by 25% every 10 years
(4)	Rent based on a percentage of fair value
(5)	Base rent increases 5% every 5 years
(6)	Determined by landlord

We are also party to certain leases for facilities related to certain hotels owned by us. These leases are all triple net leases or modified triple net leases and relate to facilities related to such hotels, including leases for parking, restaurant space or other hotel-related uses.

Competition

The lodging industry is highly competitive. As of December 31, 2017, the U.S. hotel sector comprised approximately 54,000 hotels with approximately 5.1 million rooms. Of these rooms, approximately 72% were affiliated with a brand. The hotel industry is highly fragmented, with no one entity controlling a majority of hotel rooms in the United States.

Our hotels generally operate in chain scales that contain numerous competitors, including a wide range of lodging facilities offering full-service, select-service and all-suite lodging options. Hotels in other chain scales, such as full-service hotels, may lower their rates to a level comparable to those of select-service hotels such as ours that, in turn, may further increase competitive pressure in our segments. Our hotels generally compete for guests on the basis of room rates, quality of accommodations, name recognition, service levels, convenience of locations and reward program offerings. We have also seen the emergence of a sharing economy with the increasing availability of online short term rentals. Additionally, an increasing supply of hotel rooms in our hotels’ chain scales, and consolidations in the lodging industry generally, have resulted in the creation of several large, multi-branded hotel chains with diversified operations and greater marketing and financial resources than we or our hotels have, which has increased competition for guests in the segments in which our hotels operate.

Competition is often specific to the individual markets in which our hotels are located and includes competition from existing and new hotels operated primarily in the upper-midscale and the midscale select-service chain scale segments. Increased competition could have a material adverse effect on the occupancy rate, ADR and RevPAR of our hotels or may require us to make capital improvements that we otherwise would not have to make, which may result in decreases in our profitability. We believe our hotels enjoy certain competitive advantages as a result of being flagged with La Quinta brands, including La Quinta’s centralized reservation systems and national advertising, marketing and promotional services, strong hotel management expertise and the La Quinta Returns loyalty program.

Our principal competitors are other owners and investors in the upper-midscale and the midscale select-service lodging segments, including other lodging REITs, as well as major hospitality chains with well-established and recognized brands. We also compete for hotel acquisitions with entities that have similar investment objectives as we do. This competition could limit the number of investment opportunities that we find suitable for our business. It may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms or on the terms contemplated in our business plan. Some of these entities may have substantially greater financial resources than we do and may be able and willing to accept more risk than we believe we can prudently manage. During the recovery phase of the lodging cycle, competition among potential buyers may increase the bargaining power of potential sellers, which may reduce the number of suitable investment opportunities available to us or increase pricing. Similarly, during times when we seek to sell hotels, competition from other sellers may increase the bargaining power of the potential property buyers.

Seasonality

The lodging industry is seasonal in nature. The periods during which our properties experience higher revenues vary from hotel to hotel, depending principally upon location and customer base served. Generally, our revenues are greater in the second and third calendar quarters than in the first and fourth quarters. The timing of holidays can also impact our quarterly results. This seasonality can be expected to cause quarterly fluctuations in revenue, profit margins and net earnings. In addition, the opening of hotels and the timing of any hotel acquisitions or dispositions may cause a variation of revenue from quarter to quarter. The seasonality of our industry may contribute to fluctuations in our financial condition and results of operations.

Cyclicality

The lodging industry is cyclical and demand generally follows, on a lagged basis, key macroeconomic indicators. There is a history of increases and decreases in demand for hotel rooms, in occupancy levels and in room rates realized by owners of hotels through economic cycles. Variability of results through some of the cycles in the past has been more severe due to changes in the supply of hotel rooms in given markets or in given segments of hotels. The combination of changes in economic conditions and in the supply of hotel rooms can result in significant volatility in results for owners of hotel properties. As a result, in a negative economic environment the rate of decline in earnings can be higher than the rate of decline in revenues.

Government Regulations

The hotel industry is subject to extensive federal, state and local governmental regulations in the United States, including those relating to building and zoning requirements and those relating to the preparation and sale of food. Hotels and their owners and operators are also subject to licensing and regulation by state and local departments relating to health, sanitation, fire and safety standards, and to laws governing their relationships with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. In connection with the continued operation or remodeling of certain of our hotels, we may be required to expend funds to meet federal, state and local regulations. Any failure to obtain or maintain any such licenses or any publicity resulting from actual or alleged violations of any such laws and regulations could have an adverse effect on our results of operations. We believe that our businesses are conducted in substantial compliance with applicable laws and regulations.

Environmental Matters

We are subject to certain requirements and potential liabilities under various federal, state and local environmental, health and safety laws and regulations, and we incur costs in complying with such requirements. These laws and regulations govern actions including air emissions, the use, storage and disposal of hazardous and toxic substances, and wastewater disposal. In addition to investigation and remediation liabilities that could arise under such laws, we may also face personal injury, property damage, fines or other claims by third parties concerning environmental compliance or contamination. We use and store hazardous and toxic substances, such as cleaning materials, pool chemicals, heating oil and fuel for back-up generators at some of our facilities, and our hotels generate certain wastes in connection with our operations. Some of our hotels include, and some of our future hotels may include, older buildings, and some may have, or may historically have had, dry-cleaning facilities and underground storage tanks for heating oil and back-up generators. We have from time to time been responsible for investigating and remediating contamination at some of our properties, such as contamination that has been discovered when we have removed underground storage tanks, and we could be held responsible for any contamination resulting from the disposal of wastes that we generate, including at locations where such wastes have been sent for disposal. In some cases, we may be entitled to indemnification from the party that caused the contamination but there can be no assurance that we would be able to recover all or any costs we incur in addressing such problems. From time to time, we may be required to manage, abate, remove or contain mold, lead, asbestos-containing materials, radon gas or other hazardous conditions found in or on our hotels. We are required to have operations and maintenance plans that seek to identify and remediate these conditions as appropriate. Although we have incurred, and expect that we will continue to incur, costs relating to the investigation, identification and remediation of hazardous materials known or discovered to exist at our hotels, those costs have not had, and are not expected to have, a material adverse effect on our financial condition, results of operations or cash flow.

REIT Qualification

We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes immediately following the spin-off, and expect to continue to operate thereafter so as to maintain our qualification as a REIT. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on net taxable income that we distribute annually to our stockholders. To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the real estate qualification of sources of our income, the composition and values of our assets, the amounts we distribute to our stockholders and the diversity of ownership of our stock. To comply with REIT requirements, we may need to forego otherwise attractive opportunities and limit our expansion opportunities and the manner in which we conduct our operations. See “Risk Factors—Risks Related to our REIT Status and Certain Other Tax Items.”

Insurance

We maintain insurance coverage for general liability, property including business interruption, terrorism, workers’ compensation and other risks with respect to our business for all of our hotels. Our insurance provides coverage related to claims arising out of the operations of our hotels. Most of our insurance policies are written with self-insured retentions or deductibles that are common in the insurance market for similar risks. These policies provide coverage for claim amounts that exceed our self-insured retentions or deductibles, subject to the terms and limits of the policies.

Employees

Following the consummation of the spin-off, we expect to have approximately             to             employees.

La Quinta is generally responsible for hiring and maintaining the labor force at each of our hotels. Although we generally do not manage employees at our hotels, we still are subject to many of the costs and risks generally associated with the hotel labor force. We believe relations are positive between La Quinta, our third-party hotel manager, and its employees. For a discussion of these relationships, see “Risk Factors—Risks Related to Our Business and Industry—We are subject to risks associated with the employment of hotel personnel, particularly with hotels that employ unionized labor, which could increase our operating costs, reduce the flexibility of our hotel managers to adjust the size of the workforce at our hotels and could materially and adversely affect our revenues and profitability.”

Legal Proceedings

On April 25, 2016, a purported stockholder class action lawsuit, captioned Beisel v. La Quinta Holdings Inc. et al., was filed in the U.S. District Court for the Southern District of New York. On July 21, 2016, the court appointed lead plaintiff (“plaintiff”), and, on December 30, 2016, plaintiff filed the operative complaint on behalf of purchasers of La Quinta Parent’s common stock from November 19, 2014 through February 24, 2016 (the “Class Period”) and on behalf of a subclass who purchased La Quinta Parent’s common stock pursuant to La Quinta Parent’s March 24, 2015 secondary public offering (the “March Secondary Offering”). The operative complaint names as defendants La Quinta Parent and certain of its current and former officers and members of its board of directors, among others. The complaint alleges, among other things, that, in violation of the federal securities laws, the registration statement and prospectus filed in connection with the March Secondary Offering contained materially false and misleading information or omissions and that La Quinta Parent as well as certain current and former officers made false and misleading statements in earnings releases and to analysts during the Class Period. The plaintiff seeks unspecified compensatory damages and other relief. On February 10, 2017, the defendants moved to dismiss the complaint. On August 24, 2017, the District Court granted the defendants’ motion to dismiss with prejudice. Subsequently, on September 20, 2017, the plaintiff filed an appeal with the U.S. Court of Appeals for the Second Circuit. On December 29, 2017, the plaintiff submitted its appellant brief. Appellate briefing is scheduled to be completed in May 2018. LQH Parent believes that the putative class action lawsuit is without merit and intends to continue to defend the lawsuit vigorously; however, there can be no assurance regarding the ultimate outcome of this lawsuit, including appeals.

In addition, we are a party to a number of pending claims and lawsuits arising in the normal course of business, including proceedings involving tort and other general liability claims, workers’ compensation and other employee claims and intellectual property claims. We do not consider our ultimate liability with respect to any such claims or lawsuits, or the aggregate of such claims and lawsuits, to be material in relation to our consolidated financial condition, results of operations or our cash flows taken as a whole.

We maintain general and other liability insurance; however, certain costs of defending lawsuits, such as those below the retention or insurance deductible amount, are not covered by or are only partially covered by insurance policies, and our insurance carriers could refuse to cover certain claims in whole or in part. We regularly evaluate our ultimate liability costs with respect to such claims and lawsuits. We accrue costs from litigation as they become probable and estimable.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our expected directors and executive officers following the spin-off. We are in the process of identifying additional individuals who will serve as our executive officers following the spin-off.

Name	Age	Position
Keith A. Cline	48	President and Chief Executive Officer and Director
John W. Cantele	57	Executive Vice President and Chief Operating Officer
Mark M. Chloupek	46	Executive Vice President, Secretary and General Counsel
James R. Abrahamson	62	Director
Glenn Alba	46	Director
Alan J. Bowers	63	Director
Giovanni Cutaia	45	Director
B. Anthony Isaac	65	Director
Brian Kim	38	Director
David Loeb	57	Director
Mitesh B. Shah	48	Director

Keith A. Cline will be the President and Chief Executive Officer and a Director of CorePoint Parent. Mr. Cline has served as LQH Parent’s President and Chief Executive Officer since February 18, 2016, after serving as LQH Parent’s Interim President and Chief Executive Officer since September 15, 2015. Mr. Cline has served on the LQH Board since September 2015. From January 2013 until November 2015, Mr. Cline was LQH Parent’s Executive Vice President and Chief Financial Officer. From 2011 to 2013, prior to joining LQH, Mr. Cline was Chief Administrative Officer and Chief Financial Officer at Charming Charlie, Inc. and, from 2006 to 2011, Mr. Cline was Senior Vice President of Finance at Express, Inc. Mr. Cline began his career at Arthur Andersen & Company and held financial leadership roles at The J.M. Smucker Company, FedEx Custom Critical and Limited Brands. Mr. Cline is a summa cum laude graduate of the University of Akron with a B.S. in Accounting and a M.B.A. in Finance.

John W. Cantele will be the Executive Vice President and Chief Operating Officer of CorePoint Parent. Mr. Cantele has served as LQH’s Executive Vice President and Chief Operating Officer since April 25, 2016. Prior to joining LQH, Mr. Cantele was most recently Global Head, Select Hotels at the Hyatt Hotel Corporation, where he had served since 2011. In his role as Global Head, Select Hotels, Mr. Cantele managed Hyatt’s owned select service hotels, oversaw Hyatt’s franchised hotels operating under the Hyatt House, Hyatt Place and Summerfield Suites brands and was responsible for corporate operations, sales, revenue management and product design. At Hyatt, he also served in the roles of Senior VP, Select Hotels and Senior VP, Hyatt Summerfield Suites/Hyatt House. Prior to that, from 2000 to 2011, Mr. Cantele served as Senior VP of Operations/Partner at LodgeWorks Hotel Corporation. Beginning in 1988, Mr. Cantele served first as General Manager/Director of Sales, Multi-Property and then as VP of Operations of Summerfield Suites Hotels. He remained with Summerfield Suites Hotels through its acquisition by Wyndham International, Inc., where he continued in the role of VP of Operations from 1998 to 2000. Mr. Cantele graduated from the University of Wisconsin at Stout with a B.S. in hospitality management.

Mark M. Chloupek will be the Executive Vice President, Secretary and General Counsel of CorePoint Parent. Mr. Chloupek joined LQH as Executive Vice President and General Counsel in 2006 and was named Secretary in 2013. Prior to joining LQH, from 1999 through 2006, Mr. Chloupek served as Vice President and Senior Vice President and Chief Counsel of Operations for Wyndham International, Inc. Prior to joining Wyndham, from 1996 to 1999, Mr. Chloupek worked for Locke Lord LLP (formerly Locke Purnell Rain Harrell—a professional corporation), a Dallas-based law firm. Additionally, Mr. Chloupek currently serves on the board of the Dallas Chapter of the Juvenile Diabetes Research Foundation and formerly served on the board of The Texas General Counsel Forum. Mr. Chloupek received a B.A. in economics from the College of William and Mary, where he graduated Phi Beta Kappa and summa cum laude, and received a J.D. from the University of Virginia School of Law.

James R. Abrahamson is a Director of CorePoint Parent. Mr. Abrahamson has served on the LQH Board since November 2015. Mr. Abrahamson is currently the Chairman of Interstate Hotels & Resorts and previously also served as Interstate’s Chief Executive Officer until March 22, 2017. Prior to joining Interstate in 2011, Mr. Abrahamson held senior leadership positions with InterContinental Hotels Group (“IHG”), Hyatt Corporation, Marcus Corporation and Hilton Worldwide. At IHG, where he served from 2009 to 2011, he was President of the Americas division, and at Hyatt, which he joined in 2004, he was Head of Development for the Americas division. At Marcus, where he served from 2000 to 2004, Mr. Abrahamson led the Baymont Inns and Suites and Woodfield Suites hotels division consisting of approximately 200 properties, both owned and franchised. At Hilton, where he served from 1988 to 2000, Mr. Abrahamson oversaw the Americas region franchise and management contract development for all Hilton brands, and he launched the Hilton Garden Inn brand. Mr. Abrahamson currently serves on the board, and is the immediate past chair, of the American Hotel and Lodging Association and U.S. Travel Association, he served as board chair in 2013 and 2014. He holds a degree in Business Administration from the University of Minnesota.

Glenn Alba is a Director of CorePoint Parent. Mr. Alba has served on the boards of directors of certain of LQH Parent’s predecessor entities since 2006 and on the LQH Board since 2013. Until July 2017, Mr. Alba was a Managing Director in the Real Estate Group of Blackstone based in New York. At Blackstone, which Mr. Alba joined in 1997, Mr. Alba was involved in the asset management of a broad range of Blackstone’s real estate investments in the US and Europe including office, hotel, multi-family and industrial assets. While based in the London office from 2001 to 2004, Mr. Alba managed a diverse set of assets in London, Paris and other cities in France as well as portfolio investments across Germany. More recently, Mr. Alba was primarily involved in the hotel sector with management responsibility for various full-service and limited service hotels in the LXR Luxury Resorts portfolio and in us as well as global portfolio management duties. Mr. Alba received a B.S. in Accounting from Villanova University. Mr. Alba currently serves as a member of the President’s Advisory Council and the Real Estate Advisory Council at Villanova University.

Alan J. Bowers is a Director of CorePoint Parent. Mr. Bowers has served on the boards of directors of certain of LQH Parent’s predecessor entities since 2013 and on the LQH Board since February 2014. Mr. Bowers most recently served as President, Chief Executive Officer and a board member of Cape Success, LLC from 2001 to 2004 and of Marketsource Corporation from 2000 to 2001. From 1995 to 1999, Mr. Bowers served as President, Chief Executive Officer and a board member of MBL Life Assurance Corporation. Mr. Bowers held various positions, including Audit and Area Managing Partner, at Coopers & Lybrand, L.L.P. where he worked from 1978 to 1995 and also worked at Laventhol & Horwath, CPAs from 1976 to 1978. Mr. Bowers also serves on the boards of directors of Ocwen Financial Corporation and Walker & Dunlop, Inc. and previously served on the board of American Achievement Corp. Mr. Bowers holds a B.S. in Accounting, from Montclair State University and an M.B.A., Finance and Economics, from St. John’s University and is a Certified Public Accountant in New Jersey.

Giovanni Cutaia is a Director of CorePoint Parent. Mr. Cutaia has served on the LQH Board since November 2014. Mr. Cutaia is a Senior Managing Director and Co-Head of Global Asset Management in the Real Estate Group of Blackstone. Prior to joining Blackstone in 2014, Mr. Cutaia was at Lone Star Funds where he was a Senior Managing Director and Co-Head of Commercial Real Estate Investments Americas from 2009 to 2014. Prior to Lone Star, Mr. Cutaia spent over 12 years at Goldman Sachs in its Real Estate Principal Investments Area as a Managing Director in its New York and London offices. Mr. Cutaia received a B.A. from Colgate University and an M.B.A. from the Tuck School of Business at Dartmouth College.

B. Anthony Isaac has served as a Director of CorePoint Parent since April 2018. Mr. Isaac is Managing Director of TMI Shore Partnership L.P., acting as an advisor and investor to several venture funds and early stage companies. Before joining TMI Shore in May 2015, Mr. Isaac served as Senior Vice President, Select Development & Strategy for Hyatt Hotels Corp., where he worked on the integration of LodgeWorks Corp. and managed corporate/franchise development of Hyatt’s Select Service Platform. From 2000 to its acquisition by Hyatt in 2011, Mr. Isaac was President of LodgeWorks. Prior to joining LodgeWorks, Mr. Isaac held leadership roles in a variety of hospitality companies including Summerfield Hotel Corporation, The Residence Inn

Company and Marriott Corporation. Mr. Isaac currently serves on the board of Westar Energy, where he also is Chair of the Finance Committee, and is Chairman of the Board for the Via Christi Health System. Additionally, he a member of the board of advisors for Thayer Ventures, a hospitality venture capital fund. Mr. Isaac received a B.S. in civil engineering from the Massachusetts Institute of Technology and an M.B.A. from Harvard Business School.

Brian Kim is a Director of CorePoint Parent. Mr. Kim has served on the LQH Board since November 2014. Mr. Kim is a Managing Director in the Real Estate Group of Blackstone. Since joining Blackstone in 2008, Mr. Kim has played a key role in a number of Blackstone’s investments including the take private and subsequent sale of Strategic Hotels & Resorts, the acquisition of Peter Cooper Village / Stuyvesant Town and the creation of BRE Select Hotels Corp, Blackstone’s select service hotel platform. Prior to joining Blackstone, Mr. Kim worked at Apollo Real Estate Advisors, Max Capital Management Corp. and Credit Suisse First Boston. Mr. Kim has served as a board member, Chief Financial Officer, Vice President and Managing Director of BRE Select Hotels Corp since May 2013 and as Head of Acquisition and Capital Markets of Blackstone Real Estate Income Trust, Inc. since January 2017. Mr. Kim received an AB in Biology from Harvard College where he graduated with honors.

David Loeb has served as a Director of CorePoint Parent since April 2018. Mr. Loeb is Founder and Managing Director of Dirigo Consulting LLC, which advises hotel and real estate businesses, including hotel REITs, on strategy and capital markets execution. From 2006 to 2017, Mr. Loeb was a Senior Research Analyst, Managing Director covering real estate for Robert W. Baird & Co., where he specialized in lodging and office companies. Mr. Loeb has specialized in real estate for over twenty years, as he published research on the lodging industry beginning in 1994. Prior to joining Baird, Mr. Loeb was Managing Director in Real Estate Research at Freidman Billings Ramsey and a Vice President, Research Analyst with Credit Lyonnais Securities, The Chicago Corporation and Oppenheimer & Co., Inc. Mr. Loeb received a B.A. in psychology and sociology from Brandeis University and an M.B.A. in finance and accounting from the Olin School of Business at Washington University in St. Louis.

Mitesh B. Shah is a Director of CorePoint Parent. Mr. Shah has served on the boards of directors of certain of LQH Parent’s predecessor entities since 2013 and on the LQH Board since February 2014. He has served as Chairperson of the LQH Board since November 2014. Mr. Shah currently serves as Chief Executive Officer and Senior Managing Principal of Noble Investment Group, which he founded in 1993 and which specializes in making opportunistic investments in the lodging and hospitality real estate sector. Mr. Shah is a member of the franchise and owners board for Hyatt Hotels Corporation and is a member of the Industry Real Estate Finance Advisory Council of the American Hotel and Lodging Association. Mr. Shah is serving his third term as a member of the Board of Trustees of Wake Forest University. In addition, he is an executive committee member of Woodward Academy. Mr. Shah holds a Bachelor of Arts in Economics from Wake Forest University.

Our Corporate Governance

Our corporate governance will be structured in a manner that we believe will closely align our interests with those of our stockholders. Following the spin-off, we anticipate that our corporate governance will include the following notable features:

•	our board of directors will not be classified and each of our directors will be subject to re-election annually, and we will not classify our board of directors in the future without the approval of our stockholders;

•	under our Corporate Governance Guidelines, directors who fail to receive a majority of the votes cast in uncontested elections will be required to submit their resignation to our board of directors;

•	our independent directors will meet regularly in executive sessions;

•	we will not have a stockholder rights plan, and if our board of directors were ever to adopt a stockholder rights plan in the future without prior stockholder approval, our board of directors would either submit the plan to stockholders for ratification or cause the rights plan to expire within one year;

•	we will opt out of the Maryland business combination and control share acquisition statutes, and in the future cannot opt in without stockholder approval; and

•	we will implement a range of other corporate governance best practices.

Composition of the Board of Directors Following the Spin-Off

Upon completion of the spin-off, our charter and bylaws will provide that our board of directors will consist of such number of directors as may from time to time be fixed by our board of directors, but may not be more than 15 or fewer than the minimum number permitted by Maryland law, which is one. Each director will serve until our next annual meeting of stockholders and until his or her successor is duly elected and qualified or until the director’s earlier death, resignation or removal. For a description of our board of directors and Blackstone’s right to require us to nominate its designees, see “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Election and Removal of Directors” and “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Committees of the Board of Directors

Following the spin-off, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below and whose members will satisfy the applicable independence standards of the SEC and the New York Stock Exchange within the transition periods provided under the rules and regulations of the New York Stock Exchange. The charter of each such standing committee will be posted on our website in connection with the spin-off. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.

Audit Committee

Upon completion of the spin-off we expect our audit committee will consist of Messrs. Abrahamson, Bowers, Loeb and Shah, with Mr. Bowers serving as chair. The audit committee will have responsibility for, among other things, assisting the board of directors in reviewing: our financial reporting and other internal control processes; our financial statements; the independent auditors’ qualifications and independence; the performance of our internal audit function and independent auditors; and our compliance with applicable legal and regulatory requirements. The responsibilities of our audit committee, which are anticipated to be substantially the same as the responsibilities of LQH Parent’s audit committee, will be more fully described in our audit committee charter. The board of directors has determined that Messrs. Abrahamson, Bowers, Loeb and Shah are independent as defined under the rules and regulations of the SEC and the New York Stock Exchange applicable to board members generally and audit committee members specifically. The board of directors has also determined that Messrs. Abrahamson, Bowers, Loeb and Shah are financially literate within the meaning of the rules and regulations of the New York Stock Exchange and that Mr. Bowers qualifies as an “audit committee financial expert” as defined under applicable SEC rules and regulations.

Compensation Committee

Upon completion of the spin-off we expect our compensation committee will consist of Messrs. Abrahamson, Bowers, Cutaia and Shah, with Mr. Abrahamson serving as chair. The compensation committee will have responsibility for, among other things, overseeing: the goals, objectives, compensation and benefits of our executive officers and directors; our overall compensation structure, policies and programs; and our compliance with applicable legal and regulatory requirements. The responsibilities of our compensation committee, which are anticipated to be substantially the same as the responsibilities of LQH Parent’s compensation committee, will be more fully described in our compensation committee charter. The board of directors has determined that each of Messrs. Abrahamson, Bowers, Cutaia and Shah are independent as defined under the rules and regulations of the SEC and the New York Stock Exchange applicable to board members generally and compensation committee members specifically.

Nominating and Corporate Governance Committee

Upon completion of the spin-off we expect our nominating and corporate governance committee will consist of Messrs. Abrahamson, Alba, Bowers and Isaac, with Mr. Alba serving as chair. The nominating and corporate governance committee will have responsibility for, among other things: identifying and recommending to the board of directors candidates for election to our board of directors; reviewing the composition of the board of directors and its committees; developing and recommending to the board of directors corporate governance guidelines that are applicable to us; and overseeing board of directors evaluations. The responsibilities of our nominating and corporate governance committee, which are anticipated to be substantially the same as the responsibilities of LQH Parent’s compensation committee, will be more fully described in our nominating and corporate governance committee charter. The board of directors has determined that each of Messrs. Abrahamson, Alba, Bowers and Isaac are independent as defined under the rules and regulations of the New York Stock Exchange.

Compensation Committee Interlocks and Insider Participation

We expect that none of the members of our compensation committee will have at any time been one of our executive officers or employees. We expect that none of our executive officers will currently serve, or will have served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

Following the transactions described herein, we will own and operate the Separated Real Estate Business, which will consist of a portfolio of LQH’s current real estate assets comprising all of LQH’s ownership business. As part of LQH, we have not historically been a separate division or managed as a separate business. Therefore, we did not have any of our own executive officers in 2017 as LQH Parent’s executive officers operated the combined business.

While the selection of our future executive officers is ongoing, we have appointed our President and Chief Executive Officer, Keith A. Cline; our Executive Vice President and Chief Operating Officer, John W. Cantele; and our Executive Vice President, Secretary and General Counsel, Mark M. Chloupek. We refer to these individuals collectively as the “Named Executive Officers” or “NEOs.” As each of these officers was employed by LQH Parent in 2017, we have presented their compensation by LQH Parent. We have also agreed with them to the terms of their compensation by us effective upon the spin-off and presented it below, along with the terms of our executive compensation programs that we have approved effective upon the spin-off. In addition, in connection with the spin-off, we have formed a compensation committee that will be responsible for our executive compensation programs following the spin-off.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the NEOs for the fiscal years indicated.

Name and principal position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Keith A. Cline	2017	768,555	—	4,159,607	800,233	16,440	5,744,835
President and Chief Executive Officer of La Quinta Parent	2016	714,984	500,000	3,785,707	337,500	15,097	5,353,288

John W. Cantele	2017	491,493	—	1,300,847	578,408	13,609	2,384,357
Executive Vice President and Chief Operating Officer of La Quinta Parent	2016	326,420	—	1,494,309	249,711	142,918	2,213,358

Mark M. Chloupek	2017	393,863	—	1,203,585	467,400	24,297	2,089,145
Executive Vice President, Secretary and General Counsel	2016	365,000	—	1,007,793	279,225	27,713	1,679,731

(1)	The base salaries of the NEOs were increased on March 6, 2017 as follows: in the case of Mr. Cline, from $750,000 to $772,500; in the case of Mr. Cantele, from $475,000 to $495,000; and in the case of Mr. Chloupek, from $365,000 to $400,000.
(2)

Represents the aggregate grant date fair value of stock awards granted during fiscal 2017, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“Topic 718”), without taking into account estimated forfeitures. The fiscal 2017 stock awards consist of the grants of LQ RSAs and LQ PSUs. Terms of the fiscal 2017 stock awards are summarized in the “Narrative to Summary Compensation Table” below. The assumptions made when calculating the amounts are found in Note 15: “Equity-Based Compensation” in LQH’s audited consolidated financial statements included elsewhere in this information statement. The final value of the

LQ PSUs granted in fiscal 2017 will be determined subject to achievement under the relative total shareholder return measure. As the LQ PSUs are only subject to market conditions and a service period requirement as defined under Topic 718, they have no maximum grant date fair values that differ from the fair values presented in the table.
(3)	Amounts in this column for fiscal 2017 include the amounts earned under the annual bonus plan. See “Narrative to Summary Compensation Table—2017 Annual Cash Incentive Compensation.”
(4)	All other compensation for fiscal 2017 includes 401(k) matching contributions of $10,800 for each of the NEOs. For each of the NEOs, perquisites and other personal benefits included employer-paid long-term disability insurance, employer-paid short-term disability insurance, employer-paid accidental death and dismemberment insurance and employer-paid life insurance. In addition, for Messrs. Cline and Chloupek, perquisites and other personal benefits included the employer-paid executive physical; and for Mr. Chloupek, a car allowance, which car allowance was discontinued in March 2017.

Narrative to Summary Compensation Table

Employment Agreements

In connection with his appointment as President and Chief Executive Officer of La Quinta Parent, La Quinta Parent entered into an offer letter, dated February 18, 2016, with Mr. Cline (the “La Quinta Cline Offer Letter”). In connection with his appointment as Executive Vice President and Chief Operating Officer of La Quinta Parent, La Quinta Parent entered into an offer letter, dated April 13, 2016, with Mr. Cantele (the “ La Quinta Cantele Offer Letter”).

La Quinta Parent also entered into an employment agreement, dated as of August 20, 2003, as amended August 17, 2005, with Mr. Chloupek.

In April 2018, in connection with his appointment as President and Chief Executive Officer of the Company, we entered into an offer letter, dated April 13, 2018, with Mr. Cline (the “CorePoint Cline Offer Letter”), effective as of the spin-off. In April 2018, in connection with his appointment as Executive Vice President and Chief Operating Officer of the Company, we entered into an offer letter, dated April 13, 2018, with Mr. Cantele (the “CorePoint Cantele Offer Letter”), effective as of the spin-off. We also approved new compensation terms, effective as of the spin-off, for Mr. Chloupek, whose employment agreement we will assume upon the consummation of the spin-off, in connection with his appointment as Executive Vice President, Secretary and General Counsel of the Company.

Mr. Cline

La Quinta Cline Offer Letter. In connection with his appointment as President and Chief Executive Officer of La Quinta Parent in February 2016, the Compensation Committee and the Board of La Quinta Parent, after consultation with Meridian Compensation Partners, LLC, the La Quinta Parent Compensation Committee’s independent compensation consultant, approved the following compensation arrangement, reflected in the La Quinta Cline Offer Letter, for Mr. Cline:

•	Base salary of $750,000, subject to increase (but not decrease) which base salary was increased to $772,500 as of March 6, 2017.

•	Target annual cash incentive opportunity equal to 100% of his base salary.

•	Target long-term incentive opportunity of $2.75 million for the 2016 fiscal year.

CorePoint Cline Offer Letter. In connection with his appointment as President and Chief Executive Officer of the Company, we entered into the CorePoint Cline Offer Letter with Mr. Cline, effective as of the spin-off. The CorePoint Cline Offer Letter provides that Mr. Cline will be employed with the Company as our President and Chief Executive Officer with the following compensation and benefits: (i) an annual base salary of $795,675, subject to increase (but not decrease); (ii) an annual bonus opportunity with a target amount equal to 100% of his base salary, with the actual bonus amount based upon achievement of Company and individual performance targets established by our compensation committee for the fiscal year to which the bonus relates; (iii) eligibility to receive annual grants under our Omnibus Incentive Plan in amounts and in a form determined by the our compensation committee, provided that, for the 2018 fiscal year, Mr. Cline’s long-term incentive award will have a target value of $3 million; (iv) a one-time grant of restricted stock with a grant date value equal to $1.875 million, and which vests on the third anniversary of the date of grant; and (v) a one-time grant of restricted stock with a grant date value equal to $1.875 million, and which vests on the fourth anniversary of the date of grant. The CorePoint Cline Offer Letter also provides that Mr. Cline will participate in the CorePoint Lodging Inc. Executive Severance Plan (the “CorePoint Executive Severance Plan”), in accordance with its terms.

Mr. Cantele

La Quinta Cantele Offer Letter. In connection with his appointment as Executive Vice President and Chief Operating Officer of La Quinta Parent, La Quinta Parent entered into the La Quinta Cantele Offer Letter with Mr. Cantele. The La Quinta Cantele Offer Letter provides that Mr. Cantele will be La Quinta Parent’s Executive Vice President and Chief Operating Officer with the following compensation and benefits: (i) an annual base salary of $475,000, subject to increase (but not decrease), which base salary was increased to $495,000 as of March 6, 2017; (ii) an annual bonus opportunity with a target amount equal to 100% of his base salary, with the actual bonus amount based upon achievement of Company and individual performance targets established by the Compensation Committee of La Quinta Parent for the fiscal year to which the bonus relates; provided that, the annual bonus for the 2016 fiscal year would be pro-rated to reflect Mr. Cantele’s partial year of service; and (iii) eligibility to receive annual grants under La Quinta Parent’s long-term incentive program in amounts and in a form determined by the Compensation Committee of La Quinta Parent; provided that, for the 2016 fiscal year, Mr. Cantele’s long-term incentive award would have a target value of $900,000.

CorePoint Cantele Offer Letter. In connection with his appointment as Executive Vice President and Chief Operating Officer of the Company, we entered into the CorePoint Cantele Offer Letter with Mr. Cantele, effective as of the spin-off. The CorePoint Cantele Offer Letter provides that Mr. Cantele will be employed with the Company as our Executive Vice President and Chief Operating Officer with the following compensation and benefits: (i) an annual base salary of $509,850, subject to increase (but not decrease); (ii) an annual bonus opportunity with a target amount equal to 100% of his base salary, with the actual bonus amount based upon achievement of Company and individual performance targets established by our compensation committee and our Chief Executive Officer for the fiscal year to which the bonus relates; (iii) eligibility to receive annual grants under our Omnibus Incentive Plan in amounts and in a form determined by our compensation committee, provided that, for the 2018 fiscal year, Mr. Cantele’s long-term incentive award will have a target value of $900,000; (iv) a one-time grant of restricted stock with a grant date value equal to $1.05 million, and which vests on the third anniversary of the date of grant; and (v) a one-time grant of restricted stock with a grant date value equal to $1.05 million, and which vests on the fourth anniversary of the date of grant. The CorePoint Cantele Offer Letter also provides that Mr. Cantele will participate in the CorePoint Executive Severance Plan, in accordance with its terms.

Mr. Chloupek

Employment Agreement. Mr. Chloupek’s employment agreement, dated as of August 20, 2003, as amended August 17, 2005, provides that he is to serve as Senior Vice President of La Quinta Parent, is eligible to receive a base salary (which was increased to $400,000 as of March 6, 2017), and is eligible to receive a cash incentive compensation award, which amounts shall be determined by the Compensation Committee. The employment agreement provides for an initial three-year employment term that extends automatically for additional one-year periods, unless La Quinta Parent or Mr. Chloupek elects not to extend the term.

CorePoint Compensation. In connection with his appointment as Executive Vice President, Secretary and General Counsel of the Company, on April 12, 2018, our board of directors approved the following compensation and benefits terms for Mr. Chloupek: (i) an annual base salary of $412,000; (ii) an annual bonus opportunity with a target amount equal to 100% of his base salary; (iii) grants under our Omnibus Incentive Plan for the 2018 fiscal year with a target value of $900,000; (iv) a one-time grant of restricted stock with a grant date value equal to $800,000, and which vests on the third anniversary of the date of grant; and (v) a one-time grant of restricted stock with a grant date value equal to $800,000, and which vests on the fourth anniversary of the date of grant.

2017 Retention Awards

To encourage and reward the continued focus and energy of certain employees, including the NEOs, on making objective business decisions that are in the best interests of La Quinta Parent and its stockholders as it pursues the separation of its real estate business, which will be included in the Company, from its franchise and management businesses (the “Spin-Off”), on January 17, 2017, the Board of Directors of La Quinta Parent adopted and approved the La Quinta Holdings Inc. Retention Bonus Plan (the “2017 Retention Plan”), which provides for the payment of awards to specified eligible employees, including the NEOs, upon the occurrence of a specified date or event.

Under the 2017 Retention Plan, the NEOs were granted awards with the following values: $1,875,000 for Mr. Cline; $890,625 for Mr. Cantele; and $912,500 for Mr. Chloupek. These retention awards are payable 50% in cash and 50% in LQ RSAs. The LQ RSAs were granted pursuant to the La Quinta Incentive Plan on January 23, 2017, and the number of LQ RSAs granted was equal to the value of the award payable in LQ RSAs divided by the per share fair value of La Quinta Parent’s common stock on January 17, 2017.

The cash portion of a retention award is payable, and LQ RSAs vest, on the earliest to occur of the following, subject, in each case, to an NEO’s continued employment with La Quinta Parent through such date: (i) April 17, 2018; (ii) the date that is six months from the consummation of a significant corporate event (as defined in the 2017 Retention Plan); (iii) the date of an NEO’s termination of employment (x) by La Quinta Parent without cause (as defined in the 2017 Retention Plan) at any time following January 17, 2017 or (y) by the NEO with good reason (as defined in the 2017 Retention Plan) within the six months prior to, or on or following, a significant corporate event; or (iv) the date of a change in control (as defined in the 2017 Retention Plan).

2017 Equity Awards

In addition to the LQ RSAs granted to our NEOs under the 2017 Retention Plan in January 2017, in March 2017, in connection with La Quinta Parent’s annual review of its compensation for executives, the Compensation Committee of La Quinta Parent determined to grant to each of the NEOs the following awards under the La Quinta Incentive Plan: (1) LQ RSAs (50% of the total target value of the March 2017 equity awards) and (2) LQ PSUs (50% of the total target value of the March 2017 equity awards). The relative mix of these two awards reflects La Quinta Parent’s Compensation Committee’s determination to balance La Quinta Parent’s goals of aligning the interests of its executives with that of stockholders and retaining its executives.

The table below sets forth the total target value of the equity awards granted to the NEOs in March 2017, as well as the target value of the LQ PSU award, assuming that the target level of performance is achieved, and the fair market value on the grant date of the LQ RSAs.

Name	Total Target Value	LQ RSAs		Target LQ PSU Value
		Value	Number of Shares
Keith A. Cline	$3,000,000	$1,500,000	110,214	$1,500,000
John W. Cantele	$800,000	$400,000	29,391	$400,000
Mark M. Chloupek	$700,000	$350,000	25,717	$350,000

LQ RSAs. The LQ RSAs granted in fiscal 2017 vest in three equal annual installments, with the first one-third of the total number of shares granted vesting on December 31, 2017, the second one-third of the total number of shares granted vesting on December 31, 2018, and the remainder of the number of shares granted vesting on December 31, 2019, subject to the executive’s continued employment with La Quinta Parent through the applicable vesting date. The vesting terms of the LQ RSAs upon termination or a change in control are summarized below in “Potential Payments Upon Termination or Change in Control.”

LQ PSUs. The LQ PSUs granted in fiscal 2017 are settled after the end of the performance period, which begins on January 1, 2017 and ends on December 31, 2019, based on La Quinta Parent’s total shareholder return relative to total shareholder returns of members of the peer company group set forth below (“relative total shareholder return”), as defined in the LQ PSU grant notice. The actual value of the LQ PSUs that become vested based on the performance measure (relative total shareholder return) is based on an achievement factor which, in each case, ranges from a 33% payout for threshold performance, to 100% for target performance, to 200% for maximum performance. To the extent that actual performance falls between the applicable threshold, target or maximum levels, payouts will be determined using linear interpolation. In the event that Absolute TSR (as defined below) has a negative value, the resulting award is capped at 1.5 times the target award. The Compensation Committee of La Quinta Parent believes that the performance goals described below for the LQ PSUs are reasonably attainable, yet provide an appropriate incentive to maximize performance and shareholder value. The Compensation Committee of La Quinta Parent believes that achievement of maximum performance against the relative total shareholder return goal would require exceptional corporate performance over the performance period. The vesting terms of the LQ PSUs upon an executive’s termination or a change in control are summarized in “Potential Payments Upon Termination or Change in Control” below.

Relative Total Shareholder Return. The final LQ PSU value will be determined at the end of the performance period based upon La Quinta Parent’s total shareholder return, calculated as set forth below, as compared to the total shareholder return of the comparison companies listed below.

La Quinta Parent’s total shareholder return performance (“Absolute TSR”) is calculated as the compounded annual growth rate, expressed as a percentage (rounded to the nearest tenth of a percentage (0.1%)), in the value per share of common stock during the performance period due to the appreciation in the price per share of La Quinta Parent’s common stock and dividends paid during the performance period (assuming dividends are reinvested).

In order to compare La Quinta Parent’s total shareholder return with that of its comparison companies, each company is ranked in order of its total shareholder return. La Quinta Parent’s percentile rank among the comparison companies results in an achievement factor that is then used to determine the final LQ PSU value as follows:

Performance Level	Percentage of Target LQ PSU Value that Vests
Maximum	200%
Target	100%
Threshold	33%
Below Threshold	0%

To the extent that actual performance falls between the applicable threshold, target or maximum levels, payouts will be determined using linear interpolation. In the event that Absolute TSR has a negative value, the resulting award will be capped at 1.5 times the target award.

For the fiscal 2017 grants, the following comparison companies are used for measuring relative total shareholder return for the LQ PSUs. Only such companies that are public throughout the entire performance period will be included for purposes of the final calculation. The criteria used for selecting the LQ PSU comparison group was similar in nature to the peer group La Quinta Parent used to benchmark executive compensation, which included industry, lodging property focus, performance, company size (as measured by revenue, enterprise value, number of properties and number of rooms), business mix, geographic location, and those companies for which La Quinta Parent believes it competes for shareholder dollars, customers and/or labor talent. However, for this comparison group, La Quinta narrowed the criteria used to only hospitality/lodging companies (or REITs) and those companies for which it believed it competes for shareholder dollars.

Choice Hotels International Inc.	InterContinental Hotels Group PLC

Clubcorp Holdings, Inc.	LaSalle Hotel Properties

DiamondRock Hospitality Co.	Marcus Corporation

Extended Stay America Inc.	Marriott International, Inc.

Hersha Hospitality Trust	RLJ Lodging Trust

Hilton Worldwide Holdings	Ryman Hospitality Properties, Inc.

Hospitality Properties Trust	Summit Hotel Properties, Inc.

Host Hotels & Resorts, Inc.	Vail Resorts, Inc.

Hyatt Hotels Corporation	Wyndham Worldwide Corporation

Once calculated, the final LQ PSU value will be delivered to the executive, subject to the executive’s continued employment with La Quinta Parent through the date of determination, in the form of a number of shares of La Quinta Parent’s common stock determined by dividing the final LQ PSU value by the 20-day trailing average closing price of La Quinta Parent’s common stock on the first day of the performance period; however, because markets were not open on January 1, 2017, it is determined by the 20-day trailing average closing price of La Quinta Parent’s common stock on December 30, 2016 ($13.83 per share).

In connection with the Spin-Off, La Quinta Parent entered into an EMA with the Company, which among other items, provides for the conversion of LQ PSUs into LQ RSAs upon the Spin-Off. The EMA generally provides that outstanding LQ PSUs issued under the La Quinta Incentive Plan will be converted into LQ RSAs based on deemed satisfaction of applicable performance criteria at the greater of target or actual performance levels in respect of applicable performance periods that have ended on or prior to the end of the fiscal quarter ending immediately prior to the fiscal quarter in which the spin-off occurs (i.e., the portion of the applicable performance period representing the number of fiscal quarters that have elapsed since the commencement of the applicable performance period), and based on deemed satisfaction of applicable performance criteria at target performance levels in respect of performance periods that have not ended prior to such fiscal quarter. LQ RSAs received in connection with the conversion of LQ PSUs will entitle the holder to receive a number of CPLG RSAs as described above, each of which will continue to be subject to vesting based on the holder’s continued employment with LQH or the Company, as applicable, through the end of the applicable performance period to which such LQ PSUs relate. For more information on the treatment of equity-based compensation awards in the spin-off, see “The Spin-Off—Treatment of Outstanding Equity Awards.”

It is currently expected that LQ PSUs which were granted in 2016, other than LQ PSUs granted to Mr. Cantele in 2016, will be converted to LQ RSAs based on deemed satisfaction of the applicable performance criteria at target levels and LQ PSUs that were granted in 2017, as well as those granted to Mr. Cantele in 2016, will be converted to LQ RSAs based on deemed satisfaction of the applicable performance criteria at actual performance levels.

2017 Annual Cash Incentive Compensation

La Quinta Parent’s annual cash incentive compensation plan for the year ended December 31, 2017 (the “La Quinta 2017 Cash Bonus Plan”) compensated and rewarded successful achievement of both short-term financial and non-financial goals that were closely aligned with the long-term goals of La Quinta Parent. The payout under the La Quinta 2017 Cash Bonus Plan was based on the financial performance of La Quinta Parent or a combination of (1) the financial performance of La Quinta Parent and (2) individual performance. For Mr. Cline, the financial performance of La Quinta Parent composed 100% of his total award opportunity, and for each of the other NEOs, the financial performance of La Quinta Parent composed 80% of the total award opportunity and individual performance composed 20% of the total award opportunity. For each of the NEOs, the threshold, target and maximum annual bonus opportunity for the year ended December 31, 2017, expressed as a percentage of such NEO’s base salary, was as follows: 50%, 100% and 150%, respectively.

2017 Financial Component Goals and Results

The financial component of each NEO’s annual bonus opportunity was based on (1) Adjusted EBITDA (defined as La Quinta Parent’s net (loss) income (exclusive of non-controlling interests) before interest expense, income tax expense (benefit), and depreciation and amortization, further adjusted to exclude certain items, including, but not limited to: gains, losses, and expenses in connection with: (i) asset dispositions; (ii) debt modifications/retirements; (iii) non-cash impairment charges; (iv) discontinued operations; (v) equity based compensation and (vi) other items, as may be further adjusted for other unusual items as determined by La Quinta Parent’s Compensation Committee) and (2) Net Promoter (which measures a guest’s intent to recommend La Quinta Parent’s brand and is calculated through guest satisfaction surveys that are conducted by an independent market research company). For fiscal 2017, for Mr. Cline, Adjusted EBITDA composed 70% of the financial component and Net Promoter composed 30% of the financial component. For each of the other NEOs, Adjusted EBITDA composed 50% of the total award opportunity and Net Promoter composed 30% of the total award opportunity (with the remaining 20% consisting of individual strategic objectives). These financial measures were chosen because they are key indicators of La Quinta Parent’s profitability and guest satisfaction. The following table sets forth the threshold, target and maximum amounts for each of the financial components, as well as the payout percentages for each category.

	Threshold	Target	Maximum
Adjusted EBITDA	$320 million	$335 million	$350 million
Net Promoter	43.9	44.4	44.9
Payout Percentage of Target	50%	100%	150%

To the extent that actual performance fell between the applicable threshold, target or maximum levels for the Net Promoter component, payouts were determined using linear interpolation. To the extent that actual performance fell between the applicable threshold, target or maximum levels for the Adjusted EBITDA component, payouts were determined based on the curve set forth below.

2017 Individual Goals and Results

The remaining 20% of the potential total award opportunity for Messrs. Cantele and Chloupek was based on their individual performance relative to individual performance criteria. For example, for Mr. Cantele, the criteria consisted of the successful execution of 50 hotel repositionings, the design and implementation of a 2017 renovation and repositioning plan for La Quinta Parent’s Inns and Inns & Suites, and successful achievement of ADR growth goals for La Quinta Parent’s Inns & Suites; and for Mr. Chloupek, the criteria consisted of goals relating to compliance assessments, resolving within a certain timeframe certain employee and third party claims, internal compliance goals, and support of the execution of the spin-off. Individual performance with respect to these goals was measured at set threshold, target and maximum levels, with corresponding payout percentages at each of these levels (50%, 100% and 150%, respectively) for Messrs. Cantele and Chloupek.

Determination of La Quinta 2017 Cash Bonus Plan Payouts

The following table shows the actual results based on La Quinta Parent’s actual fiscal 2017 performance and the payout percentages with respect to each of the financial components.

	Adjusted EBITDA	Net Promoter
Actual Performance	$326.9 million	45.6
Payout Percentage—Messrs. Cline, Cantele and Chloupek	83.7%	150%

Actual amounts paid under the La Quinta 2017 Cash Bonus Plan were then calculated by multiplying each NEO’s base salary in effect as of March 6, 2017 by his target bonus percentage. For Mr. Cline, the target bonus potential was then multiplied by a combined achievement factor based on the weighted average of Adjusted EBITDA payout percentage and the Net Promoter payout percentage and, for Messrs. Cantele and Chloupek by a combined achievement factor based on the weighted average of Adjusted EBITDA payout percentage, the Net Promoter payout percentage and the individual strategic objective payout percentage. Based on the performance achieved, each of the NEOs earned an annual bonus for 2017 under the La Quinta 2017 Cash Bonus Plan as follows, which amounts are reflected in the “Non-Equity Incentive Plan Compensation” column of the “Summary Compensation Table”:

Name	2017 base salary	Target bonus as a percentage of base salary	Target bonus potential	Achievement factor as a percentage of target	2017 annual bonus
Keith A. Cline	$772,500	100%	$772,500	103.59%	$800,233
John W. Cantele	$495,000	100%	$495,000	116.85%	$578,408
Mark M. Chloupek	$400,000	100%	$400,000	116.85%	$467,400

Other Benefits and Perquisites

La Quinta Parent’s executives, including the NEOs, are eligible for specified benefits, such as group health, dental and disability insurance and employer-paid basic life insurance premiums. These benefits are intended to provide competitive and adequate protection in case of sickness, disability or death. In addition, La Quinta Parent generally provides specified perquisites to the NEOs, when determined to be necessary and appropriate, including employer-paid executive physical examinations and car allowances. The value of perquisites and other personal benefits are reflected in the “All Other Compensation” column of the “Summary Compensation Table” and the accompanying footnote. La Quinta Parent believes that these benefits are competitive in La Quinta Parent’s industry and consistent with La Quinta Parent’s overall compensation philosophy.

Retirement Benefits

La Quinta Parent maintains a tax-qualified 401(k) plan in which all of La Quinta Parent’s corporate employees, including the NEOs, are eligible to participate and under which La Quinta Parent matches each employee’s contributions dollar-for-dollar up to 3% of such employee’s eligible earnings and $0.50 for every $1.00 for the next 2% of the employee’s eligible earnings. The maximum match available under the 401(k) plan is 4% of the employee’s eligible earnings. All matching contributions by La Quinta Parent are always fully vested.

On March 26, 2018, the general partner of CorePoint Operating Partnership L.P., a subsidiary of CorePoint, adopted (which adoption was subsequently ratified by our board of directors on April 12, 2018) the CorePoint 401(k) Plan, a tax-qualified 401(k) plan in which all CorePoint’s employees, including the NEOs, are eligible to participate and under which CorePoint will match each employee’s contributions dollar-for-dollar up to 3% of such employee’s eligible earnings and $0.50 for every $1.00 for the next 2% of the employee’s eligible earnings. The maximum match available under the CorePoint 401(k) plan is 4% of the employee’s eligible earnings. All matching contributions by CorePoint are always fully vested.

Outstanding Equity Awards at 2017 Fiscal Year-End

The following table sets forth information regarding outstanding equity awards made to the NEOs as of December 31, 2017.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Keith A. Cline	267,652	4,940,856	252,195	4,655,520
John W. Cantele	77,948	1,438,920	142,030	2,621,874
Mark M. Chloupek	90,652	1,673,436	58,313	1,076,458

(1)	Consists of the following outstanding shares of LQ RSAs:

Name	Award	Grant Date	Number	Vesting
Mr. Cline	Retention LQ RSAs	2/18/2016	93,458	In full on February 18, 2019
	Retention LQ RSAs	1/23/2017	65,790	The earlier of April 17, 2018 and the occurrence of certain events
	LQ RSAs	3/17/2016	34,928	In full on December 31, 2018
	LQ RSAs	3/6/2017	73,476	Ratably on December 31, 2018 and December 31, 2019
Mr. Cantele	Retention LQ RSAs	5/3/2016	16,182	In full on April 25, 2019
	Retention LQ RSAs	1/23/2017	31,250	The earlier of April 17, 2018 and the occurrence of certain events
	LQ RSAs	5/3/2016	10,922	In full on December 31, 2018
	LQ RSAs	3/6/2017	19,594	Ratably on December 31, 2018 and December 31, 2019
Mr. Chloupek	Retention Restricted Stock Retention Restricted stock	3/17/2016 1/23/2017	33,870 32,018	In full on March 15, 2019 The earlier of April 17, 2018 and the occurrence of certain events
	Time-Vesting Restricted Stock	3/17/2016	7,620	In full on December 31, 2018
	Time-Vesting Restricted Stock	3/6/2017	17,144	Ratably on December 31, 2018 and December 31, 2019

(2)	Values determined based on December 30, 2016 closing market price of La Quinta Parent’s common stock of $14.21 per share.
(3)	Consists of the following outstanding LQ PSUs:

Name	Grant Date	Number	Market Value ($)
Mr. Cline	5/19/2016	35,275	651,177
	3/6/2017	216,920	4,004,343
Mr. Cantele	5/19/2016	84,184	1,554,037
	3/6/2017	57,846	1,067,837
Mr. Chloupek	5/19/2016	7,697	142,087
	3/6/2017	50,616	934,371

The LQ PSUs granted on May 19, 2016 will vest, if at all, based on La Quinta Parent’s achievement of the relative total shareholder return performance measure with respect to the period beginning on January 1,

2016 and ending on December 31, 2018 for all NEOs other than Mr. Cantele, and with respect to the period beginning on April 25, 2016 and ending on December 31, 2018 for Mr. Cantele, as determined by La Quinta Parent’s Compensation Committee following the end of fiscal 2018. As of December 31, 2017, the achievement level with respect to relative total shareholder return was below threshold for all of the NEOs other than Mr. Cantele. For Mr. Cantele, such achievement level was above target. Accordingly, the number and value of LQ PSUs reported in the table reflect amounts based on threshold performance for relative total shareholder return for all of the NEOs other than Mr. Cantele, and amounts based on maximum performance for Mr. Cantele. The actual number of shares that will be distributed with respect to the LQ PSUs is not yet determinable. For information regarding the treatment of outstanding LQ PSUs in connection with the Spin-Off, see “Narrative to Summary Compensation Table—2017 Equity Awards—LQ PSUs.”

The LQ PSUs granted on March 6, 2017 will vest, if at all, based on La Quinta Parent’s achievement of the relative total shareholder return performance measure with respect to the period beginning on January 1, 2017 and ending on December 31, 2019 for all of the NEOs, as determined by La Quinta Parent’s Compensation Committee following the end of fiscal 2019. The terms of the LQ PSUs are summarized above in “Narrative to Summary Compensation Table—2017 Equity Awards—LQ PSUs.” As of December 31, 2017, the achievement level with respect to relative total shareholder return was above target. Accordingly, the number and value of LQ PSUs reported in the table reflect amounts based on maximum performance for relative total shareholder return. The actual number of shares that will be distributed with respect to the LQ PSUs is not yet determinable. For information regarding the treatment of outstanding LQ PSUs in connection with the Spin-Off, see “Narrative to Summary Compensation Table—2017 Equity Awards—LQ PSUs.”

Potential payments upon termination or change in control

La Quinta Executive Severance Plan Adopted in 2017

On January 17, 2017, the Board of Directors of La Quinta Parent adopted and approved the La Quinta Holdings Inc. Executive Severance Plan (the “La Quinta Severance Plan”) for employees of La Quinta Parent at the level of Vice President and above, including the NEOs. The La Quinta Severance Plan provides for payment of severance and other benefits to eligible executives, including the NEOs, in the event of a termination of employment with La Quinta Parent without cause or for good reason (each as defined in the La Quinta Severance Plan), or in the event of a termination with La Quinta Parent as a result of retirement, death, or disability (as such terms are defined in the La Quinta Severance Plan), in each case, subject to the (i) executive’s execution and non-revocation of a general release of claims in favor of La Quinta Parent and (ii) continued compliance with the executive’s confidentiality, non-interference and invention assignment obligations to La Quinta Parent.

In the event of a covered termination, in addition to certain accrued obligations, the La Quinta Severance Plan provides for the following payments and benefits to the NEOs:

•	a lump-sum pro-rata bonus for the year of termination, based on actual performance;

•	a lump-sum payment equal to the sum of the executive’s (x) annual base salary and (y) bonus based on target performance (the “cash severance amount”) times the multiplier applicable to such executive (which is 1.5 for Messrs. Cantele and Chloupek and 2.0 for Mr. Cline);

•	continued health insurance coverage at substantially the same level as provided immediately prior to such termination, at the same cost as generally provided to similarly situated active Company employees (the “welfare benefit”), for a period of 18 months for Messrs. Cantele and Chloupek and 24 months for Mr. Cline; and

•	payment of, or reimbursement for, up to $10,000 in outplacement services within the three-year period following such termination (the “outplacement benefit”).

Notwithstanding the foregoing, in the event such covered termination occurs on or within the six-month period prior to, or within the two-year period following, the first to occur of (i) a change in control and (ii) a significant corporate event (each as defined in the La Quinta Severance Plan), in addition to certain accrued obligations, the La Quinta Severance Plan provides for the following payments and benefits to the Named Executive Officers:

•	a lump-sum pro-rata bonus for the year of termination, based on target performance;

•	the cash severance amount times the multiplier applicable to such executive (which is 2.0 for Messrs. Cantele and Chloupek and 3.0 for Mr. Cline);

•	the welfare benefit for a period of 24 months for Messrs. Cantele and Chloupek and 36 months for Mr. Cline; and

•	the outplacement benefit.

In the event of a termination with La Quinta Parent as a result of the executive’s death or disability, in addition to certain accrued obligations, the La Quinta Severance Plan provides for the following payments and benefits to the Named Executive Officers: (i) a lump-sum bonus for the year of termination, based on target performance; and (ii) solely in the case of the executive’s disability, the welfare benefit for a period of 12 months. In the event of a termination with La Quinta Parent as a result of the executive’s retirement, in addition to certain accrued obligations, the La Quinta Severance Plan provides for the payment of a lump-sum pro-rata bonus for the year of termination, based on actual performance, to eligible executives.

In addition, the La Quinta Severance Plan provides that, upon the first to occur of (i) a change in control and (ii) a significant corporate event, any unvested and outstanding award granted to the Named Executive Officers under the La Quinta Incentive Plan that is not continued, converted, assumed or replaced in connection with such change in control or significant corporate event will fully vest; provided, that, vesting for performance-based vesting awards (a) with market performance conditions will be based on actual performance and (b) with financial performance conditions will be based on target performance.

The La Quinta Severance Plan provides that if any payments and/or benefits due to a participant (including any named executive officer) under the La Quinta Severance Plan and/or any other arrangements will constitute “excess parachute payments” (as defined in Section 280G of the Code (“Section 280G”)), La Quinta Parent will reduce the amount of payments under the La Quinta Severance Plan by the minimum amount necessary such that the present value of the participant’s “parachute payments” (as defined in Section 280G) is below 300% of such participant’s base amount” (as defined in Section 280G), calculated in accordance with the Treasury Regulations promulgated under Section 280G; provided, however, in no event will the amount of any severance payments be reduced unless (a) the net after-tax amount of such payments and benefits as so reduced is greater than or equal to (b) the net after-tax amount of such payments and benefits without such reduction.

While Mr. Chloupek’s employment agreement contains severance terms applicable to him (as described below under “—Employment Agreement Provisions—Mr. Chloupek”), he is eligible to receive the above benefits under the La Quinta Severance Plan only to the extent that any amounts due and payable under the La Quinta Severance Plan are greater than and in addition to the amount due and payable to Mr. Chloupek under his employment agreement.

CorePoint Executive Severance Plan

On April 2, 2018 our board adopted (which adoption was subsequently ratified by our board on April 12, 2018) the CorePoint Executive Severance Plan. The CorePoint Executive Severance Plan offers severance and change in control benefits to CorePoint employees at the level of Vice President and above, including the NEOs, which are substantially similar to those provided to eligible La Quinta Parent employees, including the NEOs, pursuant to the La Quinta Severance Plan.

While Mr. Chloupek’s employment agreement contains severance terms applicable to him (as described below under “—Employment Agreement Provisions—Mr. Chloupek”), he is eligible to receive the above benefits under the CorePoint Executive Severance Plan only to the extent that any amounts due and payable under the CorePoint Executive Severance Plan are greater than and in addition to the amount due and payable to Mr. Chloupek under his employment agreement.

Employment Agreement Provisions—Mr. Chloupek

Pursuant to the terms of Mr. Chloupek’s employment agreement, upon a termination by La Quinta Parent without cause or by Mr. Chloupek for good reason, and subject to his signing a general release of claims and his continued compliance with the restrictive covenants described below, he is entitled to severance payments in an amount equal to one and one-half times the sum of his average (A) annual base salary and (B) incentive compensation, in each case over the three immediately preceding fiscal years, payable over the 18-month period after his date of termination of employment (the “Severance Amount”). In the event Mr. Chloupek commences any employment during the 12-month period following the date of his termination of employment, La Quinta Parent is entitled to reduce his remaining Severance Amount by 50% of the amount of any cash compensation received by him during such period. In addition, if Mr. Chloupek commences any employment after the six-month period following the first anniversary of his termination of employment, La Quinta Parent is entitled to reduce his remaining Severance Amount by 25% of the amount of any cash compensation received by him during such period.

In the event of Mr. Chloupek’s termination of employment without cause, for good reason or due to death or disability, Mr. Chloupek is entitled to receive his prorated bonus in a lump sum payment at the rate of his bonus for the fiscal year of his termination. In the event that such termination of employment occurs within the first six months of the year, his prorated bonus will not exceed 50% of the maximum bonus which he could have been paid in the year immediately preceding the year of his termination of employment. In addition, he (other than in the case of his death), his spouse and his eligible dependents are entitled to receive continued healthcare coverage for one year following such termination.

If, within 12 months after a change in control, Mr. Chloupek’s employment is terminated without cause or for good reason, his employment agreement provides for the payment of the Severance Amount over the 18-month period after the date of termination, however, La Quinta Parent does not have the right to set off any amounts received by Mr. Chloupek from a new employer if he commences employment within such 18 month-period. In the event Mr. Chloupek is terminated within 12 months following a change in control, he, his spouse and his eligible dependents are entitled to receive continued healthcare coverage for one year following such termination.

Mr. Chloupek’s employment agreement provides for reimbursement by La Quinta Parent on a “grossed up” basis for all taxes incurred in connection with all payments or benefits provided to him upon a change in control that are determined by us to be subject to the excise tax imposed by Section 4999 of the Code in an amount equal to the lesser of (A) the aggregate amount of all excise tax payments on a “grossed up” basis, or (B) 1.25 times his then-current annual base salary.

Mr. Chloupek’s employment agreement contains restrictive covenants, including an indefinite covenant not to disclose confidential information, and, during Mr. Chloupek’s employment and for the 18-month period following the termination of his employment, covenants related to non-competition and non-solicitation of employees and customers of La Quinta Parent.

Treatment of Equity Awards

LQ RSAs. Under the terms of the LQ RSAs, upon termination of an executive’s employment by La Quinta Parent without cause (as defined in the La Quinta Incentive Plan) or by the executive for good reason (as defined in the applicable award agreement), in each case, prior to a change in control, the number of LQ RSAs that would have vested on the next scheduled vesting date following such termination will immediately vest. In addition, upon termination of an executive’s employment by La Quinta Parent without cause or for good reason, in each case, on or following a change in control or upon termination of an executive’s employment due to the executive’s death or disability (as defined in the La Quinta Incentive Plan) (regardless of whether prior to or on or following a change in control), all unvested LQ RSAs will immediately vest. If the executive’s employment terminates for any reason other than as described above, all unvested LQ RSAs will be forfeited.

LQ PSUs. Under the terms of the LQ PSU awards, upon the executive’s termination of his or her employment for good reason or termination of the executive’s employment without cause, or the executive’s death or disability during the performance period, a pro-rated portion of the LQ PSU award will immediately vest based on actual performance, with such pro-ration based on the number of days in the performance period that have elapsed. Upon a change in control during the performance period, the LQ PSU will immediately vest with the final value of the LQ PSU determined based on actual performance through the date of the change in control, but La Quinta Parent’s Compensation Committee will have the discretion to settle such LQ PSUs in either cash or shares of La Quinta Parent’s common stock. If the executive’s employment terminates for any reason other than as described above, the executive’s LQ PSUs will be forfeited.

2016 Retention LQ RSAs. Under the terms of the 2016 retention LQ RSAs, upon termination of an executive’s employment without cause, an executive’s termination of his or her employment with good reason, or termination due to the executive’s death or disability, all unvested 2016 retention LQ RSAs will immediately vest. If the executive’s employment terminates for any reason other than as described above, all unvested 2016 retention LQ RSAs will be forfeited.

LQ RSAs and Cash under 2017 Retention Plan. Under the terms of the awards granted in 2017 under the 2017 Retention Plan, the LQ RSAs will vest and the cash portion of the award is payable on the earliest to occur of (i) April 17, 2018; (ii) the date that is six months from the consummation of a significant corporate event (as defined in the 2017 Retention Plan); (iii) the date of a NEO’s termination of employment (x) by La Quinta Parent without cause (as defined in the 2017 Retention Plan) at any time following January 17, 2017 or (y) by the NEO with good reason (as defined in the 2017 Retention Plan) within the six months prior to, or on or following, a significant corporate event; or (iv) the date of a change in control (as defined in the 2017 Retention Plan).

Director Compensation

Following the spin-off, neither our employees nor those affiliated with Blackstone who serve on our board of directors or on committees thereof will receive separate compensation for such services. In April 2018, our board of directors approved the following compensation for our independent directors (other than those directors affiliated with Blackstone), effective upon completion of the spin-off:

•	An annual cash retainer of $60,000, payable quarterly;

•	An additional annual cash retainer, payable quarterly, for serving on committees of the board of directors or as the chairperson of specified committees of the board of directors, as follows:

•	Members (other than the chairperson of the audit committee and the compensation committee) of the audit committee, the compensation committee and the nominating and corporate governance committee (each as defined herein) (including the chairperson of the nominating and corporate governance committee) will receive an additional $5,000 annually for serving on more than one committee;

•	An additional annual cash retainer, payable quarterly, of $25,000 and an additional annual equity award having a fair market value of $50,000 for any outside director who serves as chairperson of the board of directors; and

•	The chairperson of each of the audit committee and the compensation committee will receive an additional $10,000 annually;

•	An annual equity award having a fair market value of $100,000 payable annually in restricted stock which vest over three years in equal installments from the date of grant; and

•	Reimbursement for reasonable travel and related expenses associated with attendance at Board or committee meetings.

Omnibus Incentive Plan

The principal features of our new omnibus incentive plan (the “Omnibus Incentive Plan”) are summarized below. The summary is qualified in its entirety by reference to the text of the Omnibus Incentive Plan and/or the corresponding award agreements, as applicable, which are filed as exhibits to the Registration Statement of which this information statement forms a part.

On April 12, 2018, our board of directors approved and adopted, and on April 13, 2018 our sole stockholder approved, the Omnibus Incentive Plan prior to the spin-off.

Purpose. The purpose of our Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Administration. Our Omnibus Incentive Plan will be administered by the compensation committee of our board of directors or such other committee of our board of directors to which it has properly delegated power, or if no such committee or subcommittee exists, our board of directors (the administering body referred to herein as the “Committee”). The Committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in our Omnibus Incentive Plan and any instrument or agreement relating to, or any award granted under, our Omnibus Incentive Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee deems appropriate for the proper administration of our Omnibus Incentive Plan; adopt sub-plans; and make any other determination and take any other action that the Committee deems necessary or desirable for the administration of our Omnibus Incentive Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of our Omnibus Incentive Plan. Unless otherwise expressly provided in our Omnibus Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to our Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to our Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time and are final, conclusive, and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our stockholders.

Awards Subject to Our Omnibus Incentive Plan. Our Omnibus Incentive Plan provides that the total number of shares of awards that may be issued thereunder will be no more than 8,000,000 (the “Plan Share Reserve”). Each award granted under the Omnibus Incentive Plan will reduce the Plan Share Reserve by the number of shares of our common stock underlying such award, which in the case of awards of OP Units (as defined in our Omnibus Incentive Plan) will equal the number of shares of our common stock for which an OP Unit may be converted, exchanged, or redeemed, as set forth in the Omnibus Incentive Plan. Notwithstanding the foregoing, the Plan Share Reserve will automatically increase on the first day of each fiscal year following the fiscal year in which our Omnibus Incentive Plan is adopted by a number of shares of our common stock equal to the lesser of (i) the difference between (A) 10% of the total number of shares of our common stock outstanding on the last day of the immediately preceding fiscal year and (B) the number of shares of our common stock in the Plan Share Reserve on the last day of the immediately preceding fiscal year and (ii) a lower number of shares of our common stock as determined by our board of directors. No more than the number of shares of our common stock equal to the Plan Share Reserve may be issued in the aggregate pursuant to the exercise of incentive stock options. Except for substitute awards (as described below), in the event any award expires or is cancelled, forfeited or terminated without issuance to the participant of the full number of shares to which the award related, the unissued shares of our common stock may be granted again under our Omnibus Incentive Plan. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards granted by an entity directly or indirectly acquired by us or with which we combine or as required by the terms of the EMA (referred to as “substitute awards”), and such substitute awards will not be counted against the Plan Share Reserve, except that substitute awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above. No award may be granted under our Omnibus Incentive Plan after the tenth anniversary of the Effective Date (as defined in our Omnibus Incentive Plan), but awards granted before then may extend beyond that date.

Non-Employee Director Grants. Each non-employee director will receive a grant of shares of restricted stock first on the date upon which such individual commences service as a non-employee director (the “Initial Director Grant”) and thereafter on the date of each regularly scheduled annual meeting of our stockholders (the “Annual Director Grant” and, together with the Initial Director Grant, a “Director Award”). With respect to any Initial Director Grant, the number of shares of restricted stock to be granted will equal (i) a fraction, the numerator of which equals the number of days remaining in the applicable service year in which such non-employee director commences service as a non-employee director and the denominator of which equals 365 (or 366 in any leap year), multiplied by (ii) (A) the Director Grant Value (as defined below) divided by (B) the fair market value of one share of our common stock underlying such share of restricted stock on the date such shares of restricted stock are granted (rounded up to the nearest whole number). With respect to any Annual Director Grant, the number of shares of restricted stock to be granted will equal (1) the Director Grant Value divided by (2) the fair market value of one share of our common stock underlying such share of restricted stock on the date such shares of restricted stock are granted (rounded up to the nearest whole number). A Director Award will in three equal tranches on the earliest to occur of (x) each of the first three anniversaries of the applicable date of grant of such award and (y) a change in control (as defined in our Omnibus Incentive Plan); provided, in each case, the non-employee director has not undergone a termination of service as of such date.

The “Director Grant Value” for each Director Award will equal (i) the difference between (A) $500,000 and (B) the annual cash fees paid or payable to each non-employee director (excluding any fees attributable to committee meetings and chairman positions) in respect of the applicable year of service or (ii) such lesser amount as may be approved by our board of directors, either as part of our non-employee director compensation program or as otherwise determined by our board of directors in the event of any change to such non-employee director’s compensation program or for any particular period of service.

Stock Options. Under our Omnibus Incentive Plan, the Committee may grant non-qualified stock options and incentive stock options, with terms and conditions determined by the Committee that are not inconsistent with our Omnibus Incentive Plan; provided, that all stock options granted under our Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date such stock options are granted (other than in the case of stock options that are substitute awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under our Omnibus Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of our common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law, (i) in cash or its equivalent at the time the stock option is exercised; (ii) in shares of our common stock having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Committee (provided that such shares have been held by the participant for at least six months or such other period established by the Committee to avoid adverse accounting treatment); or (iii) by such other method as the Committee may permit in its sole discretion, including, without limitation, (A) in other property having a fair market value on the date of exercise equal to the aggregate exercise price for the shares being purchased, (B) through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased, or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the aggregate exercise price for the shares being purchased. Any fractional shares of common stock will be settled in cash.

Restricted Shares and Restricted Stock Units. The Committee may grant (i) restricted shares of our common stock or (ii) restricted stock units representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of common stock for each restricted stock unit, the cash value thereof or any combination of the foregoing, in each case, in the Committee’s sole discretion. As to restricted shares of our common stock, subject to the other provisions of our Omnibus Incentive Plan, the holder generally will have the rights and privileges of a stockholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock. Participants have no rights or privileges as a stockholder with respect to restricted stock units.

Other Equity-Based Awards and Cash-Based Awards. The Committee may grant other equity-based or cash-based awards under our Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our Omnibus Incentive Plan.

Effect of Certain Events on the Omnibus Incentive Plan and Awards. In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of our common stock, shares of our other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our common stock or our other securities, issuance of warrants or other rights to acquire shares of our common stock, OP Units or our other securities, or other similar corporate transaction or event that affects the shares of our common stock (including a change in control), or (ii) unusual or nonrecurring events affecting us, including changes in applicable rules, rulings, regulations, or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), an “Adjustment Event”), the Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (A) the Plan Share Reserve, or any other limit applicable under our Omnibus Incentive Plan with respect to the number of awards which may be granted thereunder, (B) the number of shares of our common stock or our other securities (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under our Omnibus Incentive Plan or any sub-plan, (C) the terms of any outstanding award, including, without limitation, (1) the number of shares of our common stock, OP Units, or our other securities (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate, (2) the exercise price, base price, or any amount payable as a condition of issuance of shares of our common stock with respect to any award, or (3) any applicable performance measures; provided, that in the case of any “equity restructuring,” the Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring, and (D) the ratio pursuant to which the number of shares of our common stock for which an OP Unit may be converted, exchanged, or redeemed is determined. In connection with any change in control, the Committee may, in its sole discretion, provide for any one or more of the following: (1) a substitution or assumption of awards, or to the extent the surviving entity does not substitute or assume the awards, the acceleration of vesting, exercisability or lapse of restrictions on awards, and (2) cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of common stock received or to be received by other holders of our common stock in such event), including, in the case of stock options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the stock option or stock appreciation right over the aggregate exercise price or base price thereof.

Nontransferability of Awards. Each award will not be transferable or assignable by a participant other than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer, or encumbrance will be void and unenforceable against us or any of our subsidiaries. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination. Our board of directors may amend, alter, suspend, discontinue or terminate our Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance, or termination may be made without stockholder approval if: (i) such approval is necessary to comply with any regulatory requirement applicable to our Omnibus Incentive Plan or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under our Omnibus Incentive Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in our Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

The Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award granted or the associated award agreement, prospectively or retroactively (including after a participant’s termination); provided, that, except as otherwise permitted in our Omnibus Incentive Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent; provided, further, that, without stockholder approval, except as otherwise permitted in our Omnibus Incentive Plan, (i) no amendment or modification may reduce the exercise price of any stock option or the base price of any stock appreciation right; (ii) the Committee may not cancel any outstanding stock option or stock appreciation right and replace it with a new stock option or stock appreciation right (with a lower exercise price or base price, as the case may be) or other award or cash payment that is greater than the value of the cancelled stock option or stock appreciation right; and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents. The Committee, in its sole discretion, may provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee, in its sole discretion. Unless otherwise provided in the award agreement: (i) any dividend payable in respect of any share of restricted stock that remains subject to vesting conditions at the time of payment of such dividend will be retained by the Company and remain subject to the same vesting conditions as the share of restricted stock to which the dividend relates, and (ii) holders of outstanding restricted stock units will be entitled to be credited with dividend equivalent payments (upon our payment of dividends on shares of our common stock) either in cash or, in the Committee’s sole discretion, shares of our common stock having a fair market value equal to the amount of such dividends (and interest may, in the Committee’s sole discretion, be credited on the amount of cash dividend equivalents at a rate and subject to terms as determined by the Committee), which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying restricted stock units are settled; provided, that if such restricted stock units are forfeited, the participant shall have no right to such dividend equivalent payments (or interest thereon, if applicable).

Clawback/Repayment. All awards are subject to reduction, cancellation, forfeiture, or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by our board of directors or the Committee and as in effect from time to time and/or (ii) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant will be required to repay any such excess amount to the Company.

Detrimental Activity. In the event a participant has engaged in Detrimental Activity (as defined in our Omnibus Incentive Plan), the Committee may, in its sole discretion, cancel any of the participant’s outstanding awards or provide for forfeiture and repayment to us on any gain realized on the vesting, exercise or settlement of any awards previously granted to such participant.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with LQH Parent Related to the Spin-Off

This section of the information statement summarizes material agreements between us and LQH Parent that will govern the ongoing relationships between us and La Quinta after the spin-off and the merger and are intended to provide for an orderly transition to our status as an independent, publicly traded company. Additional or modified agreements, arrangements and transactions, which would be negotiated at arm’s length, may be entered into between us and La Quinta Parent after the spin-off and the merger. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.

Following the spin-off and the merger, we and La Quinta will operate independently. To govern certain ongoing relationships between us and La Quinta after the spin-off and the merger and to provide mechanisms for an orderly transition, we and La Quinta Parent have entered into and intend to enter into agreements pursuant to which certain services and rights will be provided for following the spin-off and the merger, and we and La Quinta Parent will indemnify each other against certain liabilities arising from our respective businesses. The following is a summary of the terms of the material agreements we have entered into or expect to enter into with LQH Parent.

Separation and Distribution Agreement

On January 17, 2018, we and LQH Parent entered into a Separation and Distribution Agreement. The Separation and Distribution Agreement sets forth our agreements with LQH regarding the principal actions to be taken in connection with the separation of our business from La Quinta’s management and franchise business, and our spin-off from La Quinta. It also sets forth other agreements that govern certain aspects of our relationship with La Quinta following the spin-off. In connection with the separation, the Separation and Distribution Agreement provides, among other things, for the transfer by LQH Parent to us of certain assets, and the assumption by us of certain liabilities, related to the Separated Real Estate Business. The spin-off is a condition for the closing of the merger.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement provides for those transfers of assets and assumptions of liabilities that are necessary in connection with our spin-off from LQH so that each of La Quinta and CorePoint Lodging is allocated the assets necessary to operate its respective business and retains or assumes the liabilities allocated to it in accordance with the separation plan. The Separation and Distribution Agreement provides for the settlement or extinguishment of certain liabilities and other obligations between La Quinta and CorePoint Lodging. See “Unaudited Pro Forma Consolidated Financial Statements.” In particular, the Separation and Distribution Agreement provides that, subject to the terms and conditions contained in the Separation and Distribution Agreement:

•	a specified list of assets, including any and all assets that are owned, leased or licensed, at or prior to the distribution, by LQH Parent and/or any of its subsidiaries, relating exclusively to, used exclusively in, or arising exclusively from, the Separated Real Estate Business, will be transferred to us or our subsidiaries;

•	a specified list of liabilities set forth in further detail in the Separation and Distribution Agreement, which generally relate to the operation or conduct of the Separated Real Estate Business, and which specified liabilities include, among others, all liabilities reflected on the CorePoint balance sheet, environmental liabilities relating to the hotel properties, liabilities relating to the Form 10 and accrued but unpaid payroll and benefits to LQ Group employees, will be transferred to us or our subsidiaries;

•	all assets that are owned, leased, licensed, used or held for use at or prior to the distribution by LQH Parent and/or any of its subsidiaries that are not CorePoint assets, and all liabilities of LQH Parent and/or any of its subsidiaries that are not CorePoint liabilities, will be retained by La Quinta Parent and/or any of its subsidiaries (other than us and our subsidiaries);

•	liabilities (including whether accrued, contingent or otherwise) related to, arising out of or resulting from businesses of La Quinta that were previously terminated or divested will generally be allocated among the parties to the extent formerly owned or managed by or associated with such parties or their respective businesses;

•	CorePoint Lodging will assume or retain all liabilities (including under applicable federal and state securities laws) relating to, arising out of or resulting from the Form 10 registering its common stock to be distributed by La Quinta Parent in the spin-off and from any disclosure documents that offer for sale securities in transactions related to the spin-off; and

•	except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, we will be responsible for any costs or expenses incurred by us following the distribution in connection with the transactions contemplated by the Separation and Distribution Agreement, including costs and expenses relating to legal counsel, financial advisors and accounting advisory work related to the distribution.

Further Assurances. To the extent that any transfers of assets or assumptions of liabilities contemplated by the Separation and Distribution Agreement have not been consummated on or prior to the date of the distribution, the parties have agreed to cooperate to effect such transfers or assumptions as promptly as practicable following the date of the distribution. In the event that any such transfer of assets or assumption of liabilities has not been consummated by the date of the distribution, from and after the date of the distribution, (i) the party retaining such assets must thereafter hold such assets in trust for the use and benefit of the party entitled thereto (at the expense of the party entitled thereto) and (ii) the party intended to assume such liabilities must pay or reimburse the party bearing such assumed liabilities for all amounts paid or incurred in connection with such assumed liabilities. In addition, each of the parties have agreed to cooperate with each other and use reasonable best efforts to consummate the transactions contemplated by the Separation and Distribution Agreement, including the transaction set forth in our plan of internal reorganization.

Representations and Warranties. In general, neither we nor LQH have made any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents, or any other matters. Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis.

The Distribution. The Separation and Distribution Agreement governs the rights and obligations of the parties regarding the proposed distribution and certain actions that must occur prior to the proposed distribution, such as the election of officers and directors and the adoption of our charter and bylaws. LQH Parent will cause the distribution agent to distribute to LQH Parent stockholders that hold shares of LQH Parent common stock as of the applicable record date all the issued and outstanding shares of our common stock. Prior to the distribution, the Separation and Distribution Agreement may be modified or amended and the distribution may be amended or modified by and in the sole discretion of LQH Parent upon written notice to CorePoint Parent but without the approval of CorePoint Parent or the LQH Parent stockholders; provided, that unless the Merger Agreement has been terminated in accordance with its terms, prior to the effective time of the distribution, any modification or amendment of the Separation and Distribution Agreement or the plan of internal reorganization will require Wyndham Worldwide’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

The Reverse Stock Split. The Separation and Distribution Agreement provides that LQH Parent will, among other things, amend its amended and restated certificate of incorporation to effect a reclassification and combination of the LQH Parent common stock at a ratio of 1-for-2 and to amend the par value of the LQH Parent common stock from $0.01 per share to $0.02 per share. Pursuant to these reclassification and par value amendments, each share of LQH Parent common stock (par value $0.01) will be reclassified and combined into one half of a share of LQH Parent common stock (par value $0.02). The reverse stock split is a condition for the spin-off to occur.

The Cash Payment. The Separation and Distribution Agreement provides that, immediately prior to and as a condition of the spin-off, we will make the Cash Payment to LQH Parent (or the applicable subsidiary of LQH Parent, as directed by LQH Parent) of $983,950,000, subject to certain adjustments based on the actual amount of net indebtedness at LQH Parent (as of immediately prior to the effective time of the spin-off), to the extent such net indebtedness exceeds or is less than $1,665.0 million, and certain accrued but unpaid expenses incurred in connection with the spin-off and the merger, to the extent such expenses exceed or are less than $35.0 million. In connection with LQH Parent’s entry into the Merger Agreement, we entered into the Debt Commitment Letter with the Debt Commitment Party pursuant to which the Debt Commitment Party has committed, subject to customary conditions specified in the Debt Commitment Letter, to provide us with $1.035 billion in secured debt mortgage and an additional $50.0 million available under a revolving credit facility to provide sufficient funds to make the Cash Payment and for our general corporate purposes.

Conditions. The Separation and Distribution Agreement provides that the spin-off is subject to the satisfaction or waiver by CorePoint Parent or LQH Parent of various conditions (provided that any such waiver will also require the prior written consent of Wyndham Worldwide, which shall not be unreasonably withheld, conditioned or delayed), including receipt of the Cash Payment by LQH Parent (or the applicable subsidiary of LQH Parent, as directed by LQH Parent), the occurrence of the reverse stock split and the effectiveness of this Form 10 in connection with the spin-off. For further information regarding these conditions, see “The Spin-Off—Conditions to the Spin-Off.”

Termination. The Separation and Distribution Agreement provides that, prior to the distribution, the Separation and Distribution Agreement may be terminated and the distribution may be abandoned by and in the sole discretion of LQH Parent upon written notice to CorePoint Parent but without the approval of CorePoint Parent or the LQH Parent stockholders; provided, that unless the Merger Agreement has been terminated in accordance with its terms, prior to the effective time of the distribution, any termination of the Separation and Distribution Agreement will require Wyndham Worldwide’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

Release of Claims and Indemnification. We and LQH have agreed to broad releases pursuant to which we will each release each other and certain related persons specified in the Separation and Distribution Agreement from any liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occured or to have failed to occur or any conditions existing or alleged to have existed on or before the effective time of the distribution, including in connection with our plan of internal reorganization and all other activities to implement our plan of internal reorganization and the distribution. Further, we and LQH Parent have agreed that we will not, and will cause our respective subsidiaries not to, bring any action or claim against each other or each other’s subsidiaries in respect of any such liabilities. These releases are subject to certain exceptions set forth in the Separation and Distribution Agreement and the ancillary agreements.

The amount of indemnifiable losses subject to each party’s indemnification obligations are calculated (i) net of any insurance proceeds that actually reduce the amount of the indemnifiable loss (and net of the reasonable out-of-pocket costs in recovering such insurance proceeds), (ii) net of any proceeds received from a third party for indemnification for such liability that actually reduce the amount of the indemnifiable loss and (iii) net of any tax benefits actually realized in accordance with, and subject to, the principles set forth or referred to the Tax Matters Agreement, and increased in accordance with, and subject to, the principles set forth in the Tax Matters Agreement. The Separation and Distribution Agreement also specifies procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed solely by the Tax Matters Agreement.

The Separation and Distribution Agreement provides for cross-indemnities that, except as otherwise provided in the Separation and Distribution Agreement, are principally designed to place financial responsibility for the obligations and liabilities of our business with us and the financial responsibility for the obligations and liabilities of La Quinta’s business with La Quinta. Specifically, except as otherwise specifically set forth in any provision of the Separation and Distribution Agreement, the Merger Agreement or of any specified ancillary agreement, following the effective time of the distribution:

•	La Quinta Parent will and will cause its subsidiaries to indemnify, defend and hold harmless CorePoint Parent, its subsidiaries and each of their respective affiliates (and the respective directors, officers, employees and agents and each of the heirs, executors, successors and assigns of any of the foregoing) from all indemnifiable losses of such indemnitees, arising out of, by reason of or otherwise in connection with (a) the La Quinta Parent retained liabilities or (b) any breach by La Quinta Parent of any provision of the Separation and Distribution Agreement or any ancillary agreement unless such ancillary agreement expressly provides for separate indemnification therein, in which case any such indemnification claims will be made thereunder; and

•	CorePoint Parent will and will cause its subsidiaries to indemnify, defend and hold harmless La Quinta Parent, its subsidiaries and each of their respective affiliates (and the respective directors, officers, employees and agents and each of the heirs, executors, successors and assigns of any of the foregoing) from all indemnifiable losses of such indemnitees, arising out of, by reason of or otherwise in connection with (a) the separated real estate liabilities or (b) any breach by CorePoint Parent of any provision of the Separation and Distribution Agreement or any ancillary agreement unless such ancillary agreement expressly provides for separate indemnification therein, in which case any such indemnification claims will be made thereunder.

Insurance. Following the spin-off, we generally will be responsible for obtaining and maintaining our own insurance coverage.

Non-competition. For three years following the distribution, we may not engage in (i) the management or franchising of hotels anywhere in the world, or (ii) any other lines of business or services forming part of the La Quinta Parent business as of the effective time of the distribution; provided, that, nothing will prohibit us from conducting the Separated Real Estate Business as contemplated by the Separation and Distribution Agreement, and nothing will prevent us and our affiliates from collectively being a passive owner of not more than 1% of the outstanding stock of any class of a corporation which is engaged in such business and which is publicly traded, so long as neither we nor our affiliates participates in the business of such corporation

Dispute Resolution. In the event of any dispute arising out of the Separation and Distribution Agreement, the general counsels of the disputing parties, and/or such other representatives as such parties designate, will negotiate to resolve any disputes among such parties. If the disputing parties are unable to resolve the dispute in this manner within a specified period of time, as set for in the Separation and Distribution Agreement, then unless agreed otherwise by such parties, the disputing parties will submit the dispute to mediation for an additional specified period of time, as set forth in the Separation and Distribution Agreement. If the disputing parties are unable to resolve the dispute in this manner, the dispute will be resolved through litigation in the Court of Chancery in the State of Delaware or if such court does not have subject matter jurisdiction, any other state or federal court located within the County of New Castle in the State of Delaware, or mutually-agreed arbitration.

Other Matters Governed by the Separation and Distribution Agreement. Other matters governed by the Separation and Distribution Agreement include access to financial and other information, intellectual property, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Employee Matters Agreement

On January 17, 2018, we and LQH Parent entered into an Employee Matters Agreement that generally allocates liabilities and responsibilities relating to employee compensation and benefit plans and programs between LQH Parent and us. The Employee Matters Agreement, in conjunction with the Merger Agreement, provides for the treatment of LQH Parent’s outstanding equity-based compensation awards in connection with the spin-off. In addition, the Employee Matters Agreement sets forth the general principles relating to various employee matters, including with respect to the assignment of employees and the transfer of employees from LQH Parent to us, the assumption and retention of liabilities and related assets, workers’ compensation, and related matters. Generally, other than with respect to certain specified compensation and benefit plans and liabilities, (i) La Quinta Parent will retain sponsorship of, and the liabilities relating to, LQH Parent compensation and benefit plans and be solely responsible for employee-related liabilities relating to current and former employees of LQH Parent, whether arising prior to or after the spin-off, and employee-related liabilities of our employees, to the extent arising on or prior to the spin-off, and (ii) we will assume sponsorship of, and the liabilities relating to, compensation and benefit plans and agreements with respect to our employees and be solely responsible for employee-related liabilities relating to our employees, to the extent arising following the spin-off.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with LQH Parent that will govern the respective rights, responsibilities and obligations of La Quinta Parent and us after the spin-off with respect to tax liabilities and benefits, tax attributes, tax returns, tax contests, and tax sharing regarding U.S. federal, state, local and foreign taxes. The Tax Matters Agreement also will provide special rules for allocating tax liabilities resulting from the spin-off and related transactions.

Under the Tax Matters Agreement, La Quinta Parent will generally provide an indemnity to us for pre-distribution taxes, provided, however, that we will be responsible for 50% of any taxes and losses attributable to any failure to comply with taxes imposed by the Affordable Care Act under Section 4980H of the Code by LQH Parent and/or its subsidiaries for the taxable years ending December 31, 2015 and December 31, 2016. CPLG will also be responsible for any taxes and losses resulting from certain audits identified in the Tax Matters Agreement.

The Tax Matters Agreement will provide that to the extent the income taxes (as computed on an estimated basis) due with respect the spin-off and related transactions are (i) less than $240.0 million (the “Reserve Amount”), La Quinta Parent will pay to us an amount equal to the difference between the Reserve Amount and such estimated taxes, or (ii) greater than the Reserve Amount, we will pay to La Quinta an amount equal to the difference between such estimated taxes and the Reserve Amount (the “Tax Payment”). We may elect to make the Tax Payment by issuing shares of CorePoint Parent common stock to La Quinta Parent. Such shares will be subject to a registration rights agreement described under “—La Quinta Parent Registration Rights Agreement.”

Transition Services Agreement

We intend to enter into a Transition Services Agreement with LQH Parent under which La Quinta Parent or one of its affiliates will provide us with certain services for a limited time to help ensure an orderly transition following the distribution.

We anticipate that the services that La Quinta will agree to provide us under the Transition Services Agreement may include certain finance, information technology, human resources and compensation, facilities, legal and compliance and other services. We will pay La Quinta Parent for any such services utilized at agreed amounts as set forth in the Transition Services Agreement. In addition, from time to time during the term of the agreement, we and La Quinta Parent may mutually agree on additional services to be provided by La Quinta to us at pricing based on market rates that are reasonably agreed by the parties.

Management and Franchise Agreements with LQH

To qualify as a REIT, we will not directly or indirectly operate any of our hotels. Upon consummation of the spin-off, we will lease each of our hotels to our TRS lessees, which, in turn, will engage LQH or another third-party manager to manage these hotels pursuant to management agreements.

The terms of the management and franchise agreements that we and LQH or another third-party manager will enter into in connection with the spin-off are described under “Business and Properties—Our Principal Agreements—Management Agreements” and “—Franchise Agreements.”

Preferred Stock

Prior to the spin-off, CorePoint Parent will issue 15,000 shares of Cumulative Redeemable Series A Preferred Stock to La Quinta Intermediate Holdings, L.L.C., a wholly owned subsidiary of La Quinta Parent and, as of immediately prior to the spin-off, our parent, as part of the internal reorganization. La Quinta Intermediate Holdings, L.L.C. will then sell all of the Series A preferred stock to an unrelated third-party investor immediately prior to the completion of the spin-off. The Series A preferred stock will have an aggregate liquidation preference of $15 million, plus any accrued and unpaid dividends thereon. See “The Spin-Off—Preferred Stock.”

Stockholders Agreement

In connection with its initial public offering, LQH Parent entered into a stockholders agreement with Blackstone. We intend to enter into a stockholders agreement with Blackstone that will be substantially the same as Blackstone’s stockholders agreement currently in effect with LQH Parent. This agreement will require us to nominate a number of individuals designated by Blackstone for election as our directors at any meeting of our stockholders, each a “Blackstone Director,” such that, upon the election of each such individual, and each other individual nominated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our Company, the number of Blackstone Directors serving as directors of our Company will be equal to (1) if Blackstone continues to beneficially own at least 30% of our stock, the lowest whole number that is at least 30% of the total number of directors comprising our board of directors; (2) if Blackstone continues to beneficially own at least 20% (but less than 30%) of our stock, the lowest whole number that is at least 20% of the total number of directors comprising our board of directors; and (3) if Blackstone continues to beneficially own at least 5% (but less than 20%) of our stock, the lowest whole number that is at least 10% of the total number of directors comprising our board of directors. For so long as the stockholders agreement remains in effect, Blackstone Directors may be removed only with the consent of Blackstone. In the case of a vacancy on our board created by the removal or resignation of a Blackstone Director, the stockholders agreement and our bylaws will require us to nominate an individual designated by Blackstone for election to fill the vacancy.

The stockholders agreement will remain in effect until Blackstone is no longer entitled to nominate a Blackstone Director pursuant to the stockholders agreement, unless Blackstone requests that it terminate at an earlier date.

Blackstone Registration Rights Agreement

In connection with its initial public offering, LQH Parent entered into a registration rights agreement with Blackstone. We intend to enter into a registration rights agreement that will be substantially similar to Blackstone’s current registration rights agreement current in effect with LQH Parent. Under the registration rights agreement, Blackstone will have an unlimited number of “demand” registrations and customary “piggyback” registration rights. The registration rights agreement also will provide that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act.

Waiver Letter Agreement

We expect to enter into a letter agreement with La Quinta Parent and certain entities affiliated with Blackstone, pursuant to which we will grant the Blackstone entities a limited exemption from the common stock ownership limit permitting the Blackstone entities to own our common stock in excess of the common stock ownership limit.

La Quinta Parent Registration Rights Agreement

Under the Tax Matters Agreement described above, we may elect to make the Tax Payment by issuing shares of CorePoint Parent common stock to La Quinta Parent. If we do so, we will enter into a registration rights agreement with La Quinta Parent pursuant to which La Quinta Parent and its permitted transferees will have three “demand” registrations, subject to minimum estimated gross proceeds of $100 million unless such holders are selling all applicable securities, and customary “piggyback” registration rights. La Quinta Parent’s registration rights agreement also will provide that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act.

Debt Commitment Letter

In connection with LQH Parent’s entry into the Merger Agreement, we entered into the Debt Commitment Letter with the Debt Commitment Party pursuant to which the Debt Commitment Party has committed, subject to customary conditions specified in the Debt Commitment Letter, to provide us with $1.035 billion in secured debt mortgage and an additional $50.0 million available under a revolving credit facility to provide sufficient funds to make the Cash Payment and for our general corporate purposes. In connection with the Debt Commitment Party’s provision of the financing pursuant to the Debt Commitment Letter, the Debt Commitment Party may, in its sole discretion, agree to enter into certain arrangements with certain affiliates of Blackstone, pursuant to which such affiliates of Blackstone may participate in such financing on a non-controlling basis with respect to a portion thereof expected to be no greater than 50% and, in exchange for such participation, may receive from the Debt Commitment Party a portion of the fees payable by us to the Debt Commitment Party pursuant to the Debt Commitment Letter.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers that will be effective upon completion of the spin-off. These agreements will require us to indemnify these individuals to the fullest extent permitted by Maryland law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Statement of Policy Regarding Transactions with Related Persons

Prior to the consummation of the spin-off, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy will require that a “related person” (as defined as in Item 404(a) of Regulation S-K, which includes security holders who beneficially own more than 5% of our common stock, including Blackstone) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The general counsel will then promptly communicate that information to our board of directors or a duly authorized committee of our board of directors (currently expected to be the audit committee). Each related person transaction shall either be approved in advance or ratified after consummation of the transaction by our board of directors or a duly authorized committee of our board of directors (expected to be the audit committee). It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Our policy will also contain a standing approval for transactions with and payments to or from La Quinta Parent pursuant to agreements that are in effect at the time of the spin-off and certain transactions with or related to Blackstone, including, without limitation: (1) transactions in which Blackstone may have a direct or indirect material interest entered into or in effect at the effective time of the spin-off; and (2) the purchase or sale of products or services involving a Blackstone portfolio company, provided that (a) the appropriate officers reasonably believe the transaction to be on market terms, (b) the subject products or services are of a type generally made available to other customers of the subject Blackstone portfolio company and (c) either the aggregate value involved in such purchase or sale is expected to be less than $10 million over five years or the transaction involves a new or assumed hotel management or franchise agreement with LQH Parent or its affiliates to commence or be assumed following the spin-off.

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our board of directors without stockholder approval. Any change to any of these policies by our board of directors, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our board of directors believes that it is advisable to do so in our best interests. We intend to disclose any changes in our investment policies in periodic reports that we file or furnish under the Exchange Act. We cannot assure you that our investment objectives will be attained.

Investments in Real Estate or Interests in Real Estate

Our primary objective is to generate long-term returns for our stockholders through disciplined capital allocation, superior operational efficiency and innovative asset management. We historically have invested principally in hotels located in the United States. We currently anticipate that our real estate investments will continue to be primarily concentrated in the United States in the future. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”

We intend to engage in future investment activities in a manner that is consistent with the requirements applicable to REITs for U.S. federal income tax purposes. We primarily expect to pursue our investment objectives through the acquisition of fee simple and leasehold interests in hotel properties, but we also have made and may in the future make equity investments in other entities, including joint ventures that own properties. Our management team will identify and negotiate acquisition and other investment opportunities, subject to the approval by our board of directors. For information concerning the experience of these individuals, please see “Management.”

We historically have and may in the future participate with third parties in property ownership, through joint ventures or other types of co-ownership. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies. As of December 31, 2017, one hotel in our portfolio, totaling 154 rooms, is owned by a joint venture in which we own a controlling interest.

We do not have a specific policy to acquire assets primarily for capital gain or primarily for income. From time to time, we may make investments in pursuit of our business and growth strategies that do not provide current cash flow. We believe investments that do not generate current cash flow may be, in certain circumstances, consistent with enhancing stockholder value over time.

We do not have any specific policy as to the amount or percentage of our assets that will be invested in any specific asset, other than the tax rules applicable to REITs. Additionally, no limits have been set on the concentration of investments in any one geographic location, brand, chain scale or property type. We anticipate that our real estate investments will continue to be diversified in terms of geographic market within the United States. We expect to diversify hotel management and branding outside of La Quinta.

Investments in Real Estate Mortgages

While we will emphasize equity real estate investments in hotels, we may selectively acquire loans secured by hotels, or entities that own hotels, to the extent that those investments are consistent with our eventual qualification as a REIT and provide us with an opportunity to acquire the underlying real estate. We do not intend to originate any secured or unsecured real estate loans or purchase any debt securities as a stand-alone, long-term investment, but, in limited circumstances, we may from time to time provide a short-term loan to a property owner as a means of securing an acquisition opportunity. The mortgages in which we may invest may be first-lien mortgages or subordinate mortgages secured by properties. The subordinated mezzanine loans in which we may invest may include mezzanine loans secured by a pledge of ownership interests in an entity owning a property or group of properties. Investments in real estate mortgages and subordinated real estate loans are subject to the risk that one or more borrowers may default and that the collateral securing mortgages may not be sufficient or, in the case of subordinated mezzanine loans, available to enable us, to recover our full investment.

Investments in Securities or Interests in Entities Primarily Engaged in Real Estate Activities and Investments in Other Securities

Generally speaking, we do not expect to engage in any significant investment activities with other entities, although we have made and may in the future consider joint venture investments with other investors, as well as single-asset and portfolio acquisitions and dispositions. We may, from time to time, undertake a significant renovation and rehabilitation project and chose to structure such acquisitions as a joint venture or mezzanine lending program. We may also invest in the securities of other issuers in connection with acquisitions of indirect interests in properties. We may in the future acquire some, all or substantially all of the securities or assets of other REITs or similar entities where that investment would be consistent with our investment policies and the REIT qualification requirements. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer, other than those imposed by the gross income and asset tests that we must satisfy to qualify as a REIT, and there are no limitations on the type or quantity of securities in which we may invest. However, we do not anticipate investing in other issuers of securities for the purpose of exercising control or acquiring any investments primarily for sale in the ordinary course of business or holding any investments with a view to making short-term profits from their sale. In any event, we do not intend that our investments in securities will cause us or any of our subsidiaries to become an “investment company” within the meaning of that term under the Investment Company Act of 1940, as amended. Therefore we will not be required to register as an “investment company” under the Investment Company Act of 1940, as amended, and we intend to divest securities before becoming an investment company, and thus before any registration would be required.

We do not intend to engage in trading, underwriting, agency distribution or sales of securities or other issuers.

Dispositions

We expect to invest in hotels primarily for generation of current income and long-term capital appreciation. In addition, we may deliberately and strategically, subject to REIT qualification and prohibited transaction rules, dispose of assets in the future and redeploy funds into new acquisitions and redevelopment, renovation and expansion opportunities that align with our investment and growth strategies. If a property no longer fits with our investment objectives, we may pursue traditional and non-traditional means of disposal.

Financings and Leverage Policy

We anticipate using a number of different sources to finance our acquisitions and operations, including cash flows from operations, asset sales, issuance of debt securities, private financings (which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Any debt that we incur may be recourse or non-recourse and may be secured or unsecured. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise to acquire properties that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt, repurchase our securities or for general corporate purposes.

We intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes.

Our board of directors will consider a number of factors in evaluating the amount of debt that we may incur. Our board of directors may from time to time modify its views regarding the appropriate amount of debt financing in light of then-current economic and industry conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders.

Lending Policies

We do not expect to engage in any significant lending in the future. Certain of our corporate governance policies limit our ability to make loans to directors, executive officers and certain other related persons. However, we do not otherwise have a policy limiting our ability to make loans to other persons, although our ability to do so may be limited by applicable law, such as the Sarbanes-Oxley Act. Subject to tax rules applicable to REITs, we may make loans to unaffiliated third parties. For example, we may consider offering purchase money financing in connection with the disposition of assets in instances where the provision of that financing would increase the value to be received by us for the asset sold. We may choose to guarantee debt of certain joint ventures with third parties. Consideration for those guarantees may include, but is not limited to, fees, options to acquire additional ownership interests and promoted equity positions. Our board of directors may, in the future, adopt a formal lending policy without notice to or consent of our stockholders.

Issuance of Additional Securities

To the extent that our board of directors determines to obtain additional capital, we may issue, without further stockholder approval, debt or equity securities, including senior or subordinated securities, retain earnings (subject to provisions in the Code requiring distributions of income to qualify as a REIT and maintain our REIT qualification) or pursue a combination of these methods.

Existing stockholders will have no preemptive right to additional securities issued in any offering by us, and any such offering might cause a dilution of a stockholder’s investment in us. We may in the future offer our common stock or other equity securities or debt securities in exchange for cash, real estate assets or other investment targets or repurchase or otherwise reacquire our common stock or other debt or equity securities. We may issue preferred stock from time to time, in one or more classes or series, as authorized by our board of directors without the need for stockholder approval. We have not adopted a specific policy governing the issuance of senior securities at this time.

We may, under certain circumstances, purchase shares of our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

We have not issued common stock or any other securities in exchange for property or any other purpose, but we may engage in such activities in the future.

Reporting Policies

We intend to make available to our stockholders audited annual financial statements and annual reports. We are subject to the information reporting requirements of the Exchange Act, pursuant to which we will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Code of Business Conduct and Ethics

Upon the completion of our separation from La Quinta, our board of directors will adopt a code of business conduct and ethics applicable to all of our directors, officers and employees that sets forth our policies and expectations on a number of topics, including conflicts of interest, compliance with laws, use of our assets and business conduct and fair dealing. However, we cannot assure you that these policies or provisions of law will always be successful in eliminating or minimizing the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of stockholders.

Conflict of Interest Policies

Prior to the consummation of the spin-off, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy will require that a “related person” (as defined as in Item 404(a) of Regulation S-K, which includes security holders who beneficially own more than 5% of our common stock, including Blackstone) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The general counsel will then promptly communicate that information to our board of directors. Each related person transaction shall either be approved in advance, or ratified after consummation of the transaction, by our board of directors or a duly authorized committee of our board of directors (expected to be the audit committee). It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest. In addition, our charter will, to the maximum extent permitted from time to time by Maryland law, renounce any interest or expectancy that we have in, or any right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to or developed by our directors or their affiliates, other than to those directors who are employed by us or our subsidiaries, unless the business opportunity is expressly offered or made known to such person in his or her capacity as a director. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Competing Interests and Activities of Our Non-Employee Directors.”

Our policy will also contain a standing approval for transactions with and payments to or from La Quinta Parent pursuant to agreements that are in effect at the time of the spin-off and certain transactions with or related to Blackstone, including, without limitation: (1) transactions in which Blackstone may have a direct or indirect material interest entered into or in effect at the effective time of the spin-off; and (2) the purchase or sale of products or services involving a Blackstone portfolio company, provided that (a) the appropriate officers reasonably believe the transaction to be on market terms, (b) the subject products or services are of a type generally made available to other customers of the subject Blackstone portfolio company and (c) either the aggregate value involved in such purchase or sale is expected to be less than $10 million over five years or the transaction involves a new or assumed hotel management or franchise agreement with LQH Parent or its affiliates to commence or be assumed following the spin-off.

Ordinary course or immaterial related party transactions involving a Blackstone portfolio company (including hotel management or franchise agreements with LQH) will be deemed pre-approved or ratified by the nominating and corporate governance committee.

We cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of conflicts of interest. If such policies or provisions of law are not successful, decisions could be made that are not in the best interests of our stockholders.

DESCRIPTION OF CERTAIN INDEBTEDNESS

From and after the spin-off, each of La Quinta and CorePoint Lodging will, in general, each be responsible for the debts, liabilities, rights and obligations related to the business or businesses that it owns and operates following consummation of the spin-off. See “Certain Relationships and Related Party Transactions—Agreements with LQH Parent Related to the Spin-Off.”

Financing Transactions in Connection with the Spin-Off

Subject to market conditions, CorePoint Lodging expects to complete one or more Financing Transactions on or prior to the completion of the spin-off, including to finance the Cash Payment. In connection with the entry into the Merger Agreement, CorePoint Lodging entered into the Debt Commitment Letter, pursuant to which the Debt Commitment Party has committed, subject to customary conditions, to provide CorePoint Lodging with a secured mortgage and, in certain circumstances mezzanine credit facility, in an aggregate principal amount of $1,035,000,000 (the “CMBS Facility”) and a $50,000,000 secured revolving credit facility (the “CorePoint Revolving Facility” and, together with the CMBS Facility, collectively, the “CorePoint Debt Financing”) to provide sufficient funds to make the Cash Payment and for CorePoint Lodging’s general corporate purposes. References to the “CorePoint Borrower” refer to the applicable borrower or borrowers under the CMBS Facility and/or CorePoint Revolving Facility, as the context may require.

The closing of the CorePoint Debt Financing is conditioned on the consummation of the merger in accordance with the Merger Agreement, as well as other customary conditions, including, but not limited to:

•	execution and delivery by the CorePoint Borrower of definitive documentation, including the credit agreements, guarantees and security documents;

•	delivery of certain audited, unaudited and pro forma financial statements;

•	subject to certain exceptions, no indebtedness shall be outstanding on the closing date;

•	delivery of customary title reports, organizational charts, environmental reports, material agreements, financial information and certificated ownership interests of the CorePoint Borrower;

•	delivery of a customary solvency certificate;

•	accuracy of certain representations and absence of a material adverse effect on the CorePoint Borrower since the date of the Merger Agreement;

•	payment of all applicable fees and expenses;

•	receipt of documentation and other information required under applicable “know your customer” and anti-money laundering rules and regulations (including the PATRIOT Act);

•	delivery of life of loan flood zone determinations;

•	delivery of customary appraisals;

•	delivery of first lien fee mortgages or leasehold mortgages on identified properties; and

•	delivery of lender’s title insurance policy, relevant insurance and endorsement policies and customary opinions.

There can be no assurances that the CorePoint Debt Financing or any alternative Financing Transactions will be completed in the timeframe or size indicated or at all. In connection with the Debt Commitment Party’s provision of the CorePoint Debt Financing, the Debt Commitment Party may, in its sole discretion, agree to enter into certain arrangements with certain affiliates of Blackstone, pursuant to which such affiliates of Blackstone may participate in the CorePoint Debt Financing on a non-controlling basis with respect to a portion thereof expected to be no greater than 50% and, in exchange for such participation, may receive from the Debt Commitment Party a portion of the fees payable by us to the Debt Commitment Party pursuant to the Debt Commitment Letter.

CMBS Facility

The CMBS Facility will be a $1,035,000,000 mortgage and, in certain circumstances, mezzanine, loan, secured primarily by approximately 314 owned and ground leased hotels and other collateral customary for mortgage and, in certain circumstances, mezzanine financings of this type.

Term

The CMBS Facility will have an initial term of two years, with five extension options of twelve months each exercisable at the CorePoint Borrower’s election provided that there is no event of default existing as of the commencement of the applicable extension period and the CorePoint Borrower either extends the current or purchases a new interest rate cap covering the extension period.

Interest

The CMBS Facility will bear interest at a rate equal to the sum of (i) one-month LIBOR (rounded to the nearest 1/1000th of a percent) and (ii) 2.75% per annum for the first 5 years of the term, 2.90% for the 6th year of the term and 3.00% for the 7th year of the term. The CMBS Facility will have no amortization payments.

Prepayments

The CMBS Facility will be pre-payable in whole or in part subject to payment of (i) in the case of prepayments (other than in certain enumerated cases) made prior to or on the 18th full monthly payment date, a spread maintenance premium and in certain cases third party LIBOR breakage costs, and (ii) all accrued interest through the date of prepayment prior to a securitization and through the end of the applicable accrual period following a securitization. Mandatory prepayments are required in connection with certain casualties or condemnations of a property. Once repaid, no further borrowings will be permitted under the CMBS Facility.

Guarantee

CorePoint Operating Partnership L.P. (the “CMBS Guarantor”), a subsidiary of CorePoint Parent, will deliver a customary non-recourse guaranty in connection with the CMBS Facility. Under such guaranty, (i) the CMBS Guarantor will agree to indemnify the lender for certain losses arising out of customary “bad-boy” acts of the CMBS Guarantor and their affiliates, including the CorePoint Borrower, and (ii) the CMBS Facility will become fully recourse to the CMBS Guarantor upon the occurrence of certain bankruptcy events capped at 10% of the then outstanding principal balance of the loan. With respect to environmental matters, the loan will be recourse to the CorePoint Borrower only, provided that the required environmental insurance is delivered to the lender.

Covenants and Other Matters

The CMBS Facility will include certain customary affirmative and negative covenants and events of default, including, among other things, restrictions on the ability of the CorePoint Borrower to incur additional debt and transfer, pledge or assign certain equity interests or its assets, and covenants requiring the CorePoint Borrower to exist as “special purpose entities,” maintain certain ongoing reserve funds and comply with other customary obligations for commercial mortgage-backed securities loan financings.

At closing, the CorePoint Borrower will also be required to deposit with lender up to a maximum of $18,000,000 in upfront reserves for property improvement and immediate repair costs, which funds may be periodically disbursed to the CorePoint Borrower throughout the term of the loan to cover such costs. In addition, revenues to be distributed to the CorePoint Borrower will be required to be deposited first into a segregated account under the control of the CMBS Facility lender (the “Clearing Account”). All cash in the Clearing Account will be transferred to an account under the control of the CorePoint Borrower as long as (i) there is no event of default under the loan or (ii) the debt yield for the CMBS Facility (calculated based on the outstanding principal balance of the CMBS Facility) does not fall below (x) 75% of the debt yield determined as of the closing date for the first five years of the CMBS Facility loan term or (y) 75% of the debt yield determined as of the closing date plus twenty five basis points (0.25%) for the sixth and seventh years of the CMBS Facility loan term, in each case for two consecutive calendar quarters. Upon the occurrence and continuation of either (i) or (ii) above, all cash in the Clearing Accounts will be transferred to an account under the control of the lender to be applied to payment of all monthly amounts due under the CMBS Facility loan documents including, but not limited to, debt service, agent fees and expenses, required ongoing reserves, property operating expenses, sales and use taxes and custodial fees. The remaining funds will be deposited into an excess cash flow account, also under the control of the lender, which funds will be available to the CorePoint Borrower, provided there is no event of default under the loan for payment of, among other things, various operating expenses and dividends, distributions and redemptions sufficient to maintain certain tax-preferential treatment for CorePoint.

CorePoint Revolving Facility

The CorePoint Revolving Facility will be in an aggregate amount of $50,000,000, which amount may be increased to up to $100,000,000 if additional lender commitments are received prior to the closing date. The CorePoint Revolving Facility will provide for the ability to further increase the commitments under the CorePoint Revolving Facility after the closing date to an amount not to exceed $150,000,000, subject to the satisfaction of certain conditions. Up to the lesser of (i) $30,000,000 and (ii) 30% of the commitments in effect under the CorePoint Revolving Facility will be available in the form of letters of credit.

Term

The CorePoint Revolving Facility will mature on the date that is two years after the closing date with an election to extend the maturity for one additional year subject to certain conditions, including that the maturity of the CMBS Facility be extended to a date no earlier than the maturity of the CorePoint Revolving Facility.

Interest and Fees

The interest will be, at the option of the CorePoint Borrower, either at a base rate plus a margin of 3.50% or a LIBOR rate plus a margin of 4.50%. With respect to base rate loans, interest will be payable at the end of each quarter. With respect to LIBOR loans, interest will be payable at the end of the selected interest period but no less frequently than quarterly. Additionally, there is a commitment fee payable at the end of each quarter equal to 0.50% of unused commitments under the CorePoint Revolving Facility and customary letter of credit fees.

Certain Covenants and Events of Default

The CorePoint Revolving Facility will contain customary representations and warranties, affirmative and negative covenants and defaults. The CorePoint Revolving Facility will also contain a maximum total net leverage ratio financial covenant and minimum interest coverage ratio financial covenant, in each case, tested as of the last day of any fiscal quarter in which borrowings under the CorePoint Revolving Facility and outstanding letters of credit exceed 10% of the aggregate commitments of the CorePoint Revolving Facility.

Collateral

The CorePoint Borrower’s obligations and any hedging or cash management obligations will be secured by (i) a perfected first-lien pledge of all equity interests in the CorePoint Borrower and all equity interests in certain other loan parties and (ii) a perfected first-priority security interest in the CorePoint Borrower’s deposit account.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this information statement, all of the outstanding shares of our common stock are indirectly beneficially owned by LQH Parent. Immediately after the spin-off, La Quinta will not own any shares of our common stock.

The following table provides information with respect to the anticipated beneficial ownership of our common stock by:

•	each of our stockholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;

•	each of our directors following the spin-off;

•	each of the individuals we expect to be our named executive officers with respect to 2018; and

•	all of our directors and executive officers following the spin-off as a group.

To the extent our directors and executive officers own LQH Parent common stock at the record date of the spin-off, they will participate in the distribution on the same terms as other holders of LQH Parent common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the tables below has sole voting and investment power with respect to the securities owned by such person or entity. Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated, the address of each named person is c/o CorePoint Lodging Inc., 909 Hidden Ridge, Suite 600, Irving, Texas 75038.

Immediately following the spin-off, we estimate that approximately              million shares of our common stock will be issued and outstanding, based on the number of shares of LQH Parent common stock expected to be outstanding as of the record date and based on the distribution ratio and after giving effect to the reverse stock split and the spin-off. The actual number of shares of our common stock outstanding following the spin-off will be determined on                 , 2018, the record date.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Class
5% Stockholders:
Blackstone(1)
Eminence Funds(2)
Iridian Asset Management LLC(3)
The Vanguard Group(4)

Directors and Executive Officers:

Keith A. Cline(5)

John W. Cantele(6)

Mark M. Chloupek(7)

James R. Abrahamson

Glenn Alba

Alan J. Bowers

Giovanni Cutaia(8)

B. Anthony Isaac(9)

Brian Kim(8)

David Loeb(10)

Mitesh B. Shah

Directors and executive officers as a group (                 persons)(11)

*	Represents less than 1%.

(1)	Beneficial ownership information is based on LQH Parent common stock ownership information contained in the Schedule 13G/A filed with the SEC on February 16, 2016 by Blackstone on behalf of itself and affiliated entities. Reflects shares of LQH Parent common stock directly held by BRE/LQJV-NQ L.L.C., BRE/ Prime Mezz 2 L.L.C., Blackstone Real Estate Partners IV L.P., Blackstone Real Estate Partners IV.F L.P., Blackstone Real Estate Partners IV.TE.2 L.P., Blackstone Real Estate Partners (DC) IV.TE.1 L.P., Blackstone Real Estate Partners (DC) IV.TE.2 L.P., Blackstone Real Estate Partners (DC) IV.TE.3-A L.P., Blackstone Real Estate Holdings IV L.P., Blackstone Real Estate Partners V L.P., Blackstone Real Estate Partners V.F L.P., Blackstone Real Estate Partners V.TE.1 L.P., Blackstone Real Estate Partners V.TE.2 L.P., Blackstone Real Estate Partners (AIV) V L.P., and Blackstone Real Estate Holdings V L.P. (together, the “Blackstone Funds”).

The managing members of BRE/LQJV-NQ L.L.C. are Blackstone Real Estate Partners IV L.P. and Blackstone Real Estate Partners V L.P.

The managing member of BRE/Prime Mezz 2 L.L.C. is BRE/Prime Mezz 3-A L.L.C. The managing member of BRE/Prime Mezz 3-A L.L.C. is BRE/Prime Holdings L.L.C. The managing member of BRE/Prime Holdings L.L.C. is WIH Hotels L.L.C. The managing member of WIH Hotels L.L.C. is Blackstone Real Estate Partners IV L.P.

The general partner of each of Blackstone Real Estate Partners IV L.P., Blackstone Real Estate Partners IV.F L.P., Blackstone Real Estate Partners IV.TE.2 L.P., Blackstone Real Estate Partners (DC) IV.TE.1 L.P., Blackstone Real Estate Partners (DC) IV.TE.2 L.P. and Blackstone Real Estate Partners (DC) IV.TE.3-A L.P. is Blackstone Real Estate Associates IV L.P. The general partner of Blackstone Real Estate Associates IV L.P. is BREA IV L.L.C. The general partner of each of Blackstone Real Estate Partners V L.P., Blackstone Real Estate Partners V.F L.P., Blackstone Real Estate Partners V.TE.1 L.P., Blackstone Real Estate Partners V.TE.2 L.P., and Blackstone Real Estate Partners (AIV) V L.P. is Blackstone Real Estate Associates V L.P. The general partner of each of Blackstone Real Estate Associates V L.P. is BREA V L.L.C.

The general partner of Blackstone Real Estate Holdings V L.P. is BREP V Side-by-Side GP L.L.C. The general partner of Blackstone Real Estate Holdings IV L.P. is BREP IV Side-by-Side GP L.L.C.

The sole member of each of BREP IV Side-by-Side GP L.L.C. and BREP V Side-by-Side GP L.L.C. and managing member of each of BREA IV L.L.C. and BREA V L.L.C. is Blackstone Holdings II L.P. The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP Inc. The sole stockholder of Blackstone Holdings I/II GP Inc. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the entities that may be deemed to directly or indirectly control shares held by the Blackstone Funds and Mr. Schwarzman may be deemed to beneficially own such shares directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such shares (other than the Blackstone Funds to the extent of their direct holdings).

The address of each of Mr. Schwarzman and each of the other entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(2)	Beneficial ownership information is based on LQH Parent common stock ownership information contained in the Amendment No. 3 to Schedule 13G filed on February 14, 2018 on behalf of Eminence Capital, LP (“Eminence Capital”), Eminence GP, LLC (“Eminence GP”) and Ricky C. Sandler (“Mr. Sandler”). According to the schedule, included in the shares of LQH Parent common stock beneficially owned by Eminence Funds are 10,540 shares over with Mr. Sandler has both sole voting and sole investment power; 9,597,541 shares over which each of Eminence Capital and Mr. Sandler has both shared voting power and shared investment power; and 6,950,942 shares over which Eminence GP has both shared voting power and shared dispositive power.

According to the schedule, the shares of LQH Parent common stock reflected above are held for the accounts of: (i) Eminence Partners, L.P. (“Eminence I”), Eminence Partners II, L.P. (“Eminence II”),

Eminence Partners Leveraged, L.P. (“Eminence Leveraged”), Eminence Eaglewood Master, L.P. (“Eminence Eaglewood”), Eminence Partners Long, L.P. (together with Eminence I, Eminence II, Eminence Leveraged and Eminence Eaglewood, the “Partnerships”), as well as Eminence Fund Master, Ltd. (“Eminence Offshore Master Fund”), and Eminence Fund Long, Ltd. (“Eminence Offshore Long”). The Partnerships, Eminence Offshore Master Fund and Eminence Offshore Long are collectively referred to as the “Eminence Funds”; (ii) a separately managed account (the “SMA”); and (iii) family accounts and other related accounts over which Mr. Sandler has investment discretion (the “Family Accounts”).

According to the schedule, Eminence Capital serves as the management company to the Eminence Funds with respect to the shares of LQH Parent common stock directly owned by the Eminence Funds and the investment adviser to the SMA with respect to the shares of LQH Parent common stock directly owned by the SMA. Eminence Capital may be deemed to have voting and dispositive power over the shares held for the accounts of the Eminence Funds and the SMA.

According to the schedule, Eminence GP serves as general partner or manager with respect to the shares of LQH Parent common stock directly owned by the Partnerships and Eminence Offshore Master Fund and may be deemed to have voting and dispositive power over the shares held for the accounts of the Partnerships and Eminence Offshore Master Fund.

According to the schedule, Mr. Sandler is the Chief Executive Officer of Eminence Capital and the Managing Member of Eminence GP and may be deemed to have voting and dispositive power with respect to the shares of LQH Parent common stock directly owned by the Eminence Funds, the SMA and the Family Accounts, as applicable.

The address of the principal business and principal office of Eminence GP, Eminence Capital and Mr. Sandler is 65 East 55th Street, 25th Floor, New York, New York 10022.

(3)	Beneficial ownership information is based on information contained in the Schedule 13G filed on February 6, 2018 on behalf of Iridian Asset Management LLC (“Iridian”), David L. Cohen (“Cohen”) and Harold J. Levy (“Levy”). According to the schedule, included in the shares of our common stock listed above as beneficially owned by Iridian, Cohen and Levy are 8,937,686 shares over which Iridian, Cohen and Levy have shared voting power and shared dispositive power. According to the schedule, Iridian has direct beneficial ownership of the shares of stock listed above in the accounts for which it serves as the investment adviser under its investment management agreements and Cohen and Levy may be deemed to possess beneficial ownership of the shares beneficially owned by Iridian by virtue of their indirect controlling ownership of Iridian, and having the power to vote and direct the disposition of shares of Common Stock as joint Chief Investment Officers of Iridian. Cohen and Levy disclaim beneficial ownership of such shares.

The principal business address of the Iridian, Cohen and Levy is 276 Post Road West, Westport, CT 06880-4704.

(4)	Beneficial ownership information is based on LQH Parent common stock ownership information contained in the Amendment No. 1 to Schedule 13G filed on February 9, 2018 on behalf of The Vanguard Group and its wholly owned subsidiaries, Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd. According to the schedule, included in the shares of LQH Parent common stock beneficially owned by The Vanguard Group are 105,125 shares over which The Vanguard Group has sole voting power, 11,985 shares over which The Vanguard Group has shared voting power, 6,554,716 shares over which The Vanguard Group has sole dispositive power and 109,795 shares over which The Vanguard Group has shared dispositive power. According to the schedule, Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd. are the beneficial owners of 97,810 and 19,300 shares, respectively, of LQH Parent common stock.

The address of the principal business office of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355

(5)	Includes shares of unvested restricted stock. Does not include shares issuable upon settlement of LQ PSUs granted to Mr. Cline.
(6)	Includes shares of unvested restricted stock. Does not include shares issuable upon settlement of LQ PSUs granted to Mr. Cantele.

(7)	Includes shares of unvested restricted stock. Does not include shares issuable upon settlement of LQ PSUs granted to Mr. Chloupek.
(8)	Messrs. Cutaia and Kim are each employees of Blackstone, but each disclaims beneficial ownership of the shares beneficially owned by Blackstone.
(9)	Includes shares of unvested restricted stock.
(10)	Includes shares of unvested restricted stock.
(11)	Includes shares of unvested restricted stock.

DESCRIPTION OF CAPITAL STOCK

The following description of certain terms of our common stock and preferred stock as it will be in effect upon completion of the spin-off is a summary and is qualified in its entirety by reference to our charter and bylaws, as they will be in effect upon completion of the spin-off, forms of which are filed as exhibits to the Registration Statement of which this information statement forms a part, and by the Maryland General Corporation Law (“MGCL”). See “Where You Can Find More Information.”

Under “Description of Capital Stock,” “we,” “us,” “our” and “our company” refer to CorePoint Parent and not to any of its subsidiaries.

General

Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form. Our charter will authorize a majority of our entire board of directors, without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock that we are authorized to issue or the number of authorized shares of any class or series, provided that such shares of stock are junior to the Series A preferred stock. Under Maryland law, a stockholder generally is not liable for a corporation’s debts or obligations solely as a result of the stockholder’s status as a stockholder.

Common Stock

Common Stock. Subject to the restrictions on ownership and transfer of our stock discussed below under the caption “—Restrictions on Ownership and Transfer” and the voting rights of holders of outstanding shares of any other class or series of our stock, holders of our common stock will be entitled to vote on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock will not have cumulative voting rights in the election of directors.

Holders of our common stock will be entitled to receive dividends as and when authorized by our board of directors and declared by us out of assets legally available for the payment of dividends. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of outstanding shares of any other class or series of our stock having liquidation preferences senior to those of the common stockholders, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock will not have preemptive, subscription, redemption, exchange or conversion rights. There will be no sinking fund provisions applicable to the common stock. Holders of our common stock will generally have no appraisal rights. All shares of our common stock that will be outstanding at the time of the completion of the spin-off will be fully paid and nonassessable and have equal dividend and liquidation rights. The preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of our common stock will be subject to those of the holders of any shares of our preferred stock or any other class or series of stock we may authorize and issue in the future.

Voting Rights. Under Maryland law, a Maryland corporation generally cannot amend its charter, consolidate, merge, convert, sell all or substantially all of its assets, engage in a statutory share exchange or dissolve unless the action is advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. As permitted by Maryland law, our charter will provide that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter, although, for so long as the stockholders agreement remains in effect, certain amendments to our charter inconsistent with the rights of Blackstone under the stockholders agreement or our charter or bylaws will also require Blackstone’s consent. See

“Certain Provisions of Maryland Law and of Our Charter and Bylaws.” In addition, because many of our operating assets will be held by our subsidiaries, these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Preferred Stock

Cumulative Redeemable Series A Preferred Stock. Prior to the spin-off, we will issue 15,000 shares of Series A preferred stock to La Quinta Intermediate Holdings, L.L.C., a wholly owned subsidiary of La Quinta Parent and, as of immediately prior to the spin-off, our parent, as part of the internal reorganization. La Quinta Intermediate Holdings, L.L.C. will then sell all of the Series A preferred stock to an unrelated third-party investor immediately prior to the completion of the spin-off.

The Series A preferred stock will have an aggregate liquidation preference of $15 million, or $1,000 per share, plus any accrued and unpaid dividends thereon. We will pay a cash dividend on the Series A preferred stock equal to 13 percent per annum, payable quarterly. If either our leverage ratio exceeds 7.5 to 1.0 as of the last day of any fiscal quarter, or if an event of default occurs (or has occurred and has not been cured) with respect to the Series A preferred stock, we will be required to pay a cash dividend on the Series A preferred stock equal to 15 percent per annum. Our dividend rate on the Series A preferred stock will increase to 16.5 percent per annum if, at any time, we are both in breach of the leverage ratio covenant and an event of default occurs (or has occurred and has not been cured) with respect to the Series A preferred stock. The Series A preferred stock will be senior to the CorePoint Parent common stock series of capital stock of CorePoint Parent with respect to dividends and with respect to dissolution, liquidation or winding up of CorePoint Parent.

Holders of Series A preferred stock will generally have no voting rights. However, without the prior consent of the holders of a majority of the outstanding shares of Series A preferred stock, CorePoint Parent will be prohibited from (i) issuing any capital stock ranking senior to or on parity with the Series A preferred stock, (ii) authorizing or issuing any additional shares of Series A preferred stock, (iii) amending our charter in any manner that would adversely affect the Series A preferred stock, or (iv) entering into, amending or altering any provision of any agreement in a manner that could reasonably be expected to be material and adverse to the Series A preferred stock. The holders of the Series A preferred stock will also have exclusive voting rights on any amendment to our charter that would alter the contract rights of only the Series A preferred stock. If CorePoint Parent is either (a) in arrears on the payment of dividends that were due on the Series A preferred stock on six or more quarterly dividend payment dates, whether or not such dates are consecutive, or (b) in default of its obligations to redeem the preferred stock on the tenth anniversary of its issuance or following a change of control, the preferred shareholders may designate a representative to attend meetings of our Board as a non-voting observer until all unpaid preferred stock dividends have either been paid or declared with an amount sufficient for payment set aside for payment, or the shares required to be redeemed have been redeemed, as applicable.

The Series A preferred stock will be mandatorily redeemable by CorePoint Parent upon the tenth anniversary of the date of issuance. Beginning on the seventh anniversary of the issuance of the Series A preferred stock, CorePoint Parent may redeem the outstanding Series A preferred stock for an amount equal to its aggregate liquidation preference, plus any accrued but unpaid dividends. The holders of the Series A preferred stock may also require CorePoint Parent to redeem the Series A preferred stock upon a change of control of CorePoint Parent for an amount equal to its aggregate liquidation preference plus any accrued and unpaid dividends thereon (and a premium if the change of control occurs prior to the seventh anniversary of the issuance of the Series A preferred stock).

Shares of the Series A preferred stock may not be transferred until the date that is six months after the date of issuance of the Series A preferred stock and then only in tranches having an aggregate liquidation value of at least $2,500,000.

Power to Reclassify and Issue Stock

Our board of directors may, without any action by the holders of our common stock, classify and reclassify any unissued shares of our stock into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to dividends or upon liquidation, or have voting rights and other rights that differ from the rights of the holders of our common stock, and authorize us to issue the newly-classified shares. Before authorizing the issuance of shares of any new class or series, our board of directors must set, subject to the provisions in our charter relating to the restrictions on ownership and transfer of our stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption for each class or series of stock. These actions may be taken without the approval of holders of our common stock unless such approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which any of our stock is listed or traded.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT for U.S. federal income tax purposes, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first taxable year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly, indirectly or through attribution, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first taxable year for which an election to be a REIT has been made). In addition, if we or one or more owners of 10% or more of our stock actually or constructively own 10% or more of a tenant of ours or a tenant of any partnership in which we are a partner, the rent received by us either directly or through any such partnership from such tenant generally will not be qualifying income for purposes of the REIT gross income tests of the Code unless the tenant qualifies as a TRS, and the leased property is a “qualified lodging facility” operated by an “eligible independent contractor” under the Code.

An “eligible independent contractor” means, with respect to any “qualified lodging facility,” any “independent contractor” if, at the time such contractor enters into a management agreement to operate such qualified lodging facility, such contractor is actively engaged in the trade or business of operating qualified lodging facilities for any person who is not a related person with respect to us or our TRS lessees. An “independent contractor” means any person (i) who does not own, directly or indirectly, more than 35% of shares of our stock and (ii) if such person is a corporation, not more than 35% of the total combined voting power of whose stock (or 35% of the total shares of all classes of whose stock) or, if such person is not a corporation, not more than 35% of the interest in whose assets or net profits is owned, directly or indirectly, by one or more persons owning 35% or more of the shares of our stock, in each case, taking into account certain attribution rules. Since our stock will be regularly traded on an established securities market, only persons who own, directly or indirectly, more than 5% of the shares of our stock are taken into account as owning any of our shares for purposes of applying the 35% limitation in clause (ii) of the preceding sentence (but all of our outstanding shares are considered outstanding to compute the denominator for purpose of determining the applicable percentage of ownership).

To assist us in complying with the limitations on the concentration of ownership of our stock imposed by the Code, among other purposes, our charter contains restrictions on the ownership and transfer of our stock. Subject to the exceptions described below, no person or entity (other than a person or entity that has been granted an exemption) may directly or indirectly, beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8%, in value or by number of shares, whichever is more restrictive, of our outstanding common stock, or more than 9.8% in value of our outstanding stock. We refer to these restrictions, collectively, as the “ownership limit.”

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our outstanding common stock or 9.8% of our outstanding stock, or the acquisition of an interest in an entity that owns our stock, could, nevertheless, cause the acquirer or another individual or entity to own our stock in excess of the ownership limit.

Our board of directors may, upon receipt of certain representations and agreements and in its sole discretion, prospectively or retroactively, waive the ownership limit and may establish or increase a different limit on ownership, or excepted holder limit, for a particular stockholder if the stockholder’s ownership in excess of the ownership limit would not result (i) in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT (including, but not limited to, as a result of any “eligible independent contractor” that operates a “qualified lodging facility” (as such terms are defined in Section 856(d)(9)(A) and Section 856(d)(9)(D) of the Code, respectively) on behalf of our TRS lessees failing to qualify as such), (ii) any person beneficially owning shares of our stock to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code or (iii) any person beneficially or constructively owning shares of our stock to the extent that such ownership could result in us owning a 10% interest in a tenant (as described in Section 856(d)(2)(B) of the Code), if the income so derived by us from such tenant for our taxable year during which such determination is being made could reasonably be expected to equal or exceed 1% of our gross income. As a condition of granting a waiver of the ownership limit or creating an excepted holder limit, our board of directors may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to our board of directors as it may deem necessary or advisable to determine or ensure our status as a REIT and may impose such other conditions or restrictions as it deems appropriate. We expect that, prior to consummation of the spin-off, our board of directors will grant an exemption from the ownership limit to Blackstone. See “Certain Relationships and Related Party Transactions—Waiver Letter Agreement.”

In connection with granting a waiver of the ownership limit or creating or modifying an excepted holder limit, or at any other time, our board of directors may increase or decrease the ownership limit unless, after giving effect to any increased or decreased ownership limit, five or fewer persons could beneficially own, in the aggregate, more than 49.9% in value of the shares of our stock then outstanding or we would otherwise fail to qualify as a REIT (including, but not limited to, as a result of any “eligible independent contractor” that operates a “qualified lodging facility” (as such terms are defined in Section 856(d)(9)(A) and Section 856(d)(9)(D) of the Code, respectively) on behalf of our TRS lessees failing to qualify as such). In addition, our board of directors may not increase or decrease the ownership limit if such increased or decreased ownership limit would result in (i) any person beneficially owning shares of our stock to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code or (ii) any person beneficially or constructively owning shares of our stock to the extent that such ownership could result in us owning a 10% interest in a tenant (as described in Section 856(d)(2)(B) of the Code), if the income so derived by us from such tenant for our taxable year during which such determination is being made could reasonably be expected to equal or exceed 1% of our gross income. A decreased ownership limit will not apply to any person or entity whose percentage of ownership of our stock is in excess of the decreased ownership limit until the person or entity’s ownership of our stock equals or falls below the decreased ownership limit, but any further acquisition of our stock will be subject to the decreased ownership limit.

Our charter will also prohibit:

•	any person from beneficially or constructively owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT;

•	any person from beneficially or constructively owning shares of our stock that would cause any hotel manager or operator, including La Quinta Parent, to fail to qualify as an “eligible independent contractor” that operates a “qualified lodging facility” (as such terms are defined in Section 856(d)(9)(A) and Section 856(d)(9)(D) of the Code, respectively) on behalf of our TRS lessees;

•	any person from transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons;

•	any person from beneficially owning shares of our stock to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code; and

•	beneficially or constructively owning shares of our stock to the extent that such ownership could result in us owning a 10% interest in a tenant (as described in Section 856(d)(2)(B) of the Code), if the income so derived by us from such tenant for our taxable year during which such determination is being made could reasonably be expected to equal or exceed 1% of our gross income (as determined for purposes of Section 856(c) of the Code).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limit or any of the other restrictions on ownership and transfer of our stock, and any person who is the intended transferee of shares of our stock that are transferred to a trust for the benefit of one or more charitable beneficiaries described below, must give immediate written notice to us of such an event or, in the case of a proposed or attempted transfer, give at least 15 days’ prior written notice to us and must provide us with such other information as we may request to determine the effect of the transfer on our status as a REIT. The provisions of our charter relating to the restrictions on ownership and transfer of our stock will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT, or that compliance is no longer required in order for us to qualify as a REIT.

Any attempted transfer of our stock that, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be null and void and the intended transferee shall acquire no rights in such shares. Any attempted transfer of our stock that, if effective, would result in (i) a violation of the ownership limit (or other exempted holder limit established by our charter or our board of directors), (ii) our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT, (iii) any hotel manager or operator, including La Quinta Parent, failing to qualify as an “eligible independent contractor” that operates a “qualified lodging facility” (as such terms are defined in Section 856(d)(9)(A) and Section 856(d)(9)(D) of the Code, respectively) on behalf of our TRS lessees, (iv) our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code or (v) any person beneficially or constructively owning shares of our stock to the extent that such ownership could result in us owning a 10% interest in a tenant (as described in Section 856(d)(2)(B) of the Code), if the income so derived by us from such tenant for our taxable year during which such determination is being made could reasonably be expected to equal or exceed 1% of our gross income will cause the number of shares causing the violation (rounded up to the nearest whole share) to be transferred automatically to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be effective as of the close of business on the business day before the date of the attempted transfer or other event that resulted in a transfer to the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent a violation of the applicable restrictions on ownership and transfer of our stock, then the attempted transfer that, if effective, would have resulted in (i) a violation of the ownership limit (or other limit established by our charter or our board of directors), (ii) our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT, (iii) any hotel manager or operator, including La Quinta Parent, failing to qualify as an “eligible independent contractor” that operates a “qualified lodging facility” (as such terms are defined in Section 856(d)(9)(A) and Section 856(d)(9)(D) of the Code, respectively) on behalf of our TRS lessees, (iv) our failing to qualify as a “domestically controlled qualified investment entity” or (v) any person beneficially or constructively owning shares of our stock to the extent that such ownership could result in us owning a 10% interest in a tenant (as described in Section 856(d)(2)(B) of the Code), if the income so derived by us from such tenant for our taxable year during which such determination is being made could reasonably be expected to equal or exceed 1% of our gross income, will be null and void.

Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of our stock held in the trust and will have no rights to dividends and no rights to vote or other rights attributable to the shares of our stock held in the trust. The trustee of the trust will exercise all voting rights and receive all dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or other distribution paid before we discover that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the trustee. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by a proposed transferee before our discovery that the shares have been transferred to the trust and to recast the vote in the sole discretion of the trustee. However, if we have already taken irreversible corporate action, then the trustee may not rescind or recast the vote.

Within 20 days of receiving notice from us of a transfer of shares to the trust, the trustee must sell the shares to a person that would be permitted to own the shares without violating the ownership limit or the other restrictions on ownership and transfer of our stock in our charter. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the proposed transferee an amount equal to the lesser of:

•	the price paid by the proposed transferee for the shares or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares at market price, which generally will be the last sales price reported on the New York Stock Exchange, the market price on the last trading day before the day of the event that resulted in the transfer of such shares to the trust; and

•	the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares.

The trustee may reduce the amount payable to the proposed transferee by the amount of dividends and distributions which have been paid to the proposed transferee and are owned by the proposed transferee to the trust pursuant to the terms of our charter. The trustee must distribute any remaining funds held by the trust with respect to the shares to the charitable beneficiary. If the shares are sold by the proposed transferee before we discover that they have been transferred to the trust, the shares will be deemed to have been sold on behalf of the trust and the proposed transferee must pay to the trustee, upon demand, the amount, if any, that the proposed transferee received in excess of the amount that the proposed transferee would have received had the shares been sold by the trustee.

Shares of our stock held in the trust will be deemed to be offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in the transfer to the trust or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares at market price, the market price on the last trading day before the day of the event that resulted in the transfer of such shares to the trust; and

•	the market price on the date we accept, or our designee accepts, such offer.

We may accept the offer until the trustee has otherwise sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute the net proceeds of the sale to the proposed transferee and distribute any dividends or other distributions held by the trustee with respect to the shares to the charitable beneficiary. We may reduce the amount payable to the proposed transferee by the amount of dividends and distributions which have been paid to the proposed transferee and are owed by the proposed transferee to the trust pursuant to the terms of our charter.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, must give us written notice stating the person’s name and address, the number of shares of each class and series of our stock that the person beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request to determine the effect, if any, of the person’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limit. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner must, on request, disclose to us in writing such information as we may request to determine our status as a REIT or to comply, or determine our compliance, with the requirements of any governmental or taxing authority.

If our board of directors authorizes any of our shares to be represented by certificates, the certificates will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer of our stock could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

REIT Qualification

Our charter will provide that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if we determine that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Transfer Agent and Registrar

We intend for the transfer agent and registrar for our common stock to be Computershare Trust Company, N.A.

Listing

Following the spin-off, we expect to have our common stock listed on the New York Stock Exchange under the ticker symbol “CPLG.”

CERTAIN PROVISIONS OF MARYLAND LAW

AND OF OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and of our charter and bylaws as they will be in effect upon completion of the spin-off is a summary and is qualified in its entirety by reference to our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this information statement forms a part, and by the MGCL. See “Where You Can Find More Information.”

Under “Certain Provisions of Maryland Law and of Our Charter and Bylaws,” “we,” “us,” “our” and “our company” refer to CorePoint Parent and not to any of its subsidiaries.

Election and Removal of Directors

Our charter and bylaws will provide that the number of our directors may be established only by our board of directors but may not be more than 15 or fewer than the minimum number permitted by the MGCL, which is one. As provided in the stockholders agreement, for so long as the stockholders agreement remains in effect, any action by our board of directors to increase or decrease the size of our board of directors requires the consent of Blackstone. For so long as the stockholders agreement remains in effect, our bylaws will require that, in order for an individual to qualify to be nominated or to serve as a director of our company, the individual must have been nominated and elected in accordance with the stockholders agreement, including the requirement that we must nominate a certain number of directors designated by Blackstone from time to time described under “Certain Relationships and Related Party Transactions—Stockholders Agreement.” There will be no cumulative voting in the election of directors, and a director will be elected by a plurality of the votes cast in the election of directors.

Our charter will provide that any vacancy on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum of the board of directors.

Our charter will provide that a director may be removed with or without cause by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast generally in the election of directors, except that, for so long as the stockholders agreement remains in effect, the removal of a Blackstone Director will require the consent of Blackstone and Blackstone will be required to consent to any amendment to our charter to amend or modify this consent requirement. Additionally, under our Corporate Governance Guidelines, directors who fail to receive a majority of the votes cast in uncontested elections will be required to submit their resignation to our board of directors.

Amendment to Charter and Bylaws

Except as described below and as provided in the MGCL, amendments to our charter must be advised by our board of directors and approved by the affirmative vote of our stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Our bylaws may be amended by our board of directors or by the affirmative vote of 80% of the votes entitled to be cast on the matter by stockholders entitled to vote generally in the election of directors. Certain amendments to the provisions of our charter, as described in this section, require the consent of Blackstone. In addition, the provisions of our bylaws prohibiting our board of directors from (i) revoking, altering or amending its resolution exempting any business combination from the “business combination” provisions of the MGCL or (ii) amending the bylaw provision exempting any acquisition of our stock by any person from the “control share” provisions of the MGCL, in each case, will require the approval of the affirmative vote of a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors.

Business Combinations

Under the MGCL, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•	an affiliate or associate of the corporation who, at any time within the two-year period immediately before the date in question, was the beneficial owner of 10% or more of the voting power of the corporation’s then outstanding voting stock.

A person is not an interested stockholder under the MGCL if the corporation’s board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. In approving the transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and the interested stockholder generally must be recommended by the corporation’s board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The MGCL permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors will adopt a resolution exempting any transactions between us and any other person. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations involving us. Our bylaws will provide that this resolution or any other resolution of our board of directors exempting any business combination from the business combination provisions of the MGCL may only be revoked, altered or amended, and our board of directors may only adopt any resolution inconsistent with this resolution, with the affirmative vote of a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of directors. In the event that our board of directors amends or revokes this resolution, business combinations between us and an interested stockholder or an affiliate of an interested stockholder that are not exempted by our board of directors would be subject to the five-year prohibition and the super-majority vote requirements.

Control Share Acquisitions

The MGCL provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights with respect to the control shares except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock that, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiror is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiror does not deliver an acquiring person statement as required by the statute, then the corporation may, subject to certain limitations and conditions, redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or, if the corporation holds a meeting of stockholders at which the voting rights of the shares are considered and not approved, as of the date of such meeting. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to exercise or direct the exercise of a majority of the voting power, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws will contain a provision exempting any acquisition of our stock by any person from the foregoing provisions on control shares, and the board of directors will not be permitted to amend this provision of our bylaws without the affirmative vote of a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of directors. In the event that our bylaws are amended to modify or eliminate this provision, acquisitions of our common stock may constitute a control share acquisition.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to be subject to any or all of five provisions, including:

•	a classified board;

•	a two-thirds vote of outstanding shares to remove a director;

•	a requirement that the number of directors be fixed only by vote of the board of directors;

•	a requirement that a vacancy on the board of directors be filled only by the affirmative vote of a majority of the remaining directors and that such director filling the vacancy serve for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is duly elected and qualifies; and

•	a provision that a special meeting of stockholders must be called upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting.

We will elect in our charter to be subject to the provision of Subtitle 8 that provides that vacancies on our board of directors may be filled only by the remaining directors. We will not elect to be subject to any of the other provisions of Subtitle 8, including the provisions that would permit us to classify our board of directors or increase the vote required to remove a director without stockholder approval. Moreover, our charter will provide that, without the affirmative vote of a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of directors, we may not elect to be subject to any of these additional provisions of Subtitle 8. Upon the completion of the spin-off, we will not have a classified board and, subject to the right of Blackstone to consent to the removal of any Blackstone Director, a director may be removed with or without cause by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors.

Through provisions in our charter unrelated to Subtitle 8, we will (1) vest in our board of directors the exclusive power to fix the number of directors, subject to Blackstone’s right under the stockholders agreement to consent to any change in the number of directors (subject to the rights of any class or series of preferred stock), and (2) require the request of stockholders entitled to cast a majority of the votes entitled to be cast at the meeting to call a special meeting (unless the special meeting is called either by our board of directors, the chairman of our board of directors or our president, chief executive officer or secretary or at the request of Blackstone as described below under the caption “—Special Meetings of Stockholders”).

Special Meetings of Stockholders

Our board of directors, the chairman of our board of directors or our president, chief executive officer or secretary may call a special meeting of our stockholders. Our charter and bylaws will provide that a special meeting of our stockholders to act on any matter that may properly be considered at a meeting of our stockholders must also be called by our secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by our bylaws, or, for so long as Blackstone and its affiliates together continue to beneficially own at least 30% of the shares of our common stock entitled to vote generally in the election of directors, Blackstone, and, for so long as the stockholders agreement remains in effect, a special meeting to act on the removal of one or more Blackstone Directors must be called by our secretary upon written request by Blackstone.

Stockholder Action by Written Consent

The MGCL generally provides that, unless the charter of the corporation authorizes stockholder action by less than unanimous consent, stockholder action may be taken by consent in lieu of a meeting only if it is given by all stockholders entitled to vote on the matter. Our charter will authorize and our bylaws will provide that stockholder action may be taken without a meeting if a consent, setting forth the action so taken, is given by stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our common stock entitled to vote thereon were present and voted. All stockholders not consenting to an action taken without a meeting must receive notice of the action within ten days of the effective date of the action.

Competing Interests and Activities of Our Non-Employee Directors

Our charter, to the maximum extent permitted from time to time by Maryland law, will renounce any interest or expectancy that we have in, or any right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to or developed by our directors or their affiliates, other than to those directors who are employed by us or our subsidiaries, unless the business opportunity is expressly offered or made known to such person in his or her capacity as a director.

Our charter will provide that, to the maximum extent permitted from time to time by Maryland law, none of Blackstone or any of its affiliates, or any director who is not employed by us or any of his, her or its affiliates, will have any duty to refrain from (1) engaging in similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates, and Blackstone and each of our non-employee directors (including those designated by Blackstone), and any of their respective affiliates, may (a) acquire, hold and dispose of shares of our stock or other equity interests, including units of partnership interest in CMBS Guarantor for his, her or its own account or for the account of others, and exercise all of the rights of a stockholder of us or a limited partner of CMBS Guarantor, to the same extent and in the same manner as if he, she or it were not our director or stockholder, and (b) in his, her or its personal capacity, or in his or her capacity as a director, officer, trustee, stockholder, partner, member, equity owner, manager, advisor or employee of any other person, have business interests and engage, directly or indirectly, in business activities that are similar to ours or compete with us, that we could seize and develop or that include the acquisition, syndication, holding, management, development, operation or disposition of interests in mortgages, real property or persons engaged in the lodging or real estate business. In addition, our charter will provide that, to the maximum extent permitted from time to time by Maryland law, in the event that Blackstone, any non-employee director or any of their respective affiliates acquires knowledge of a potential transaction or other business opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and such person may take any such opportunity for himself, herself or itself or offer it to another person or entity unless the business opportunity is expressly offered to such person in his or her capacity as our director. Furthermore, our charter will contain a provision intended to eliminate the liability of Blackstone, any director who is not employed by us or any of their affiliates to us or our stockholders for money damages in connection with any benefit received, directly or indirectly, from any transaction or business opportunity that we have renounced in our charter or otherwise and permit our directors and officers to be indemnified and advanced expenses, notwithstanding his, her or its receipt, directly or indirectly, of a personal benefit from any such transaction or opportunity. Our charter will provide that, for so long as the stockholders agreement remains in effect, this provision of our charter may not be amended without the consent of Blackstone.

Advance Notice of Director Nomination and New Business

Our bylaws will provide that nominations of individuals for election as directors and proposals of business to be considered by stockholders at any annual meeting may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by any stockholder who was a stockholder of record at the record date set by our board of directors for the purposes of determining stockholders entitled to vote at the annual meeting, at the time of provision of notice and at the time of the meeting, who is entitled to vote at the meeting in the election of the individuals so nominated or on such other proposed business and who has complied with the advance notice procedures of our bylaws. Stockholders generally must provide notice to our secretary not earlier than the 150th day or later than 5:00 p.m., Eastern time, on the 120th day before the first anniversary of the date of our proxy statement for the preceding year’s annual meeting provided, that for notice of any nomination or other business to be properly brought before the first annual meeting of our stockholders convened after the closing of the spin-off of the Common Stock, to be timely, a stockholder’s notice shall set forth all information required by, and be delivered in accordance with, our bylaws, with the period to be calculated as though the date of the proxy statement for the preceding year’s annual meeting had been April 1, and the date of such meeting had been June 1 of the preceding calendar year.

Our bylaws will provide that only the business specified in the notice of the meeting may be brought before a special meeting of our stockholders. Nominations of individuals for election as directors at a special meeting of stockholders may be made only (1) by or at the direction of our board of directors or (2) if the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by our board of directors for the purposes of determining stockholders entitled to vote at the special meeting, at the time of provision of notice and at the time of the special meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice procedures of our bylaws. Stockholders generally must provide notice to our secretary not earlier than the 120th day before such special meeting or later than 5:00 p.m., Eastern time, on the later of the 90th day before the special meeting or the tenth day after the first public announcement of the date of the special meeting and the nominees of our board of directors to be elected at the meeting.

A stockholder’s notice must contain certain information specified by our bylaws about the stockholder, its affiliates and any proposed business or nominee for election as a director, including information about the economic interest of the stockholder, its affiliates and any proposed nominee in us.

Effect of Certain Provisions of Maryland Law and our Charter and Bylaws

The restrictions on ownership and transfer of our stock discussed under the caption “Description of Capital Stock—Restrictions on Ownership and Transfer” prevent any person from acquiring more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or more than 9.8% in value of our outstanding stock without the approval of our board of directors. These provisions, as well as Blackstone’s right to designate certain individuals whom we must nominate for election as directors, may delay, defer or prevent a change in control of us. Further, a majority of our entire board of directors (without any action by our stockholders) has the power to increase the aggregate number of authorized shares and classify and reclassify any unissued shares of our stock into other classes or series of stock, and to authorize us to issue the newly-classified shares, as discussed under the captions “Description of Capital Stock—Common Stock” and “—Power to Reclassify and Issue Stock,” and could authorize the issuance of shares of common stock or another class or series of stock, including a class or series of preferred stock, that could have the effect of delaying, deferring or preventing a change in control of us. We believe that the power to increase the aggregate number of authorized shares and to classify or reclassify unissued shares of common or preferred stock, without approval of holders of our common stock, provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Our charter and bylaws will also provide that the number of directors may be established only by our board of directors (subject to Blackstone’s right to consent to changes in the number of our directors for so long as the stockholders agreement remains in effect), which prevents our stockholders from increasing the number of our directors and filling any vacancies created by such increase with their own nominees. The provisions of our bylaws discussed above under the captions “—Special Meetings of Stockholders,” “—Stockholder Action by Written Consent” and “—Advance Notice of Director Nomination and New Business” require stockholders (other than Blackstone, to the extent described above) seeking to call a special meeting, act by written consent, nominate an individual for election as a director or propose other business at an annual meeting to comply with certain notice and information requirements. We believe that these provisions will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors and promote good corporate governance by providing us with clear procedures for calling special meetings, acting by written consent, information about a stockholder proponent’s interest in us and adequate time to consider stockholder nominees and other business proposals. However, these provisions, alone or in combination, could make it more difficult for our stockholders to remove incumbent directors or fill vacancies on our board of directors with their own nominees and could delay, defer or prevent a change in control, including a proxy contest or tender offer that might involve a premium price for our common stockholders or otherwise be in the best interest of our stockholders.

Exclusive Forum

Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the U.S. District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (c) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (d) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our stock will be deemed to have notice of and consented to the provisions of our charter and bylaws, including the exclusive forum provisions in our bylaws. This choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for such disputes and may discourage lawsuits against us and any of our directors, officers or other employees. We believe that requiring these claims to be filed in a single court in Maryland is advisable because (i) litigating these claims in a single court avoids unnecessarily redundant, inconvenient, costly and time-consuming litigation in multiple forums and (ii) Maryland courts are authoritative on matters of Maryland law and Maryland judges have more experience in dealing with issues of Maryland corporate law than judges in any other state.

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits us to include a provision in our charter eliminating the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter will contain a provision that eliminates our directors’ and officers’ liability to us and our stockholders for money damages to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our charter were to provide otherwise, which our charter will not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party to, or witness in, by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party to, or witness in, by reason of their service in those or certain other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

The MGCL prohibits us from indemnifying a director or officer who has been adjudged liable in a suit by us or on our behalf or in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received; however, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

To the maximum extent permitted by Maryland law, our charter will authorize us to indemnify any person who serves or has served, and our bylaws will obligate us to indemnify any individual who is made or threatened to be made a party to or witness in a proceeding by reason of his or her service:

•	as our director or officer; or

•	while a director or officer and at our request, as a director, officer, partner, manager, member or trustee of another corporation, REIT, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise, in each case, from and against any claim or liability to which he or she may become subject or that he or she may incur by reason of his or her service in any of these capacities, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws will also permit us to indemnify and advance expenses to any individual who served any of our predecessors in any of the capacities described above and any employee or agent of us or any of our predecessors.

Indemnification Agreements

We intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Party Transactions—Indemnification Agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of an investment in our common stock after the date on which our election to be taxed as a REIT becomes effective. For purposes of this section, references to “CorePoint Parent,” “we,” “our” and “us” generally mean only CorePoint Lodging Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated, and references to La Quinta Parent generally means only La Quinta Holdings Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based on the Code, the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date of this information statement and all of which are subject to differing interpretations and may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	persons acting as nominees or otherwise not as beneficial owners;

•	dealers or traders in securities or currencies;

•	broker-dealers;

•	traders in securities that elect to use the mark to market method of accounting;

•	tax-exempt entities (except to the extent discussed below);

•	cooperatives;

•	banks, trusts, financial institutions or insurance companies;

•	persons who acquired shares of La Quinta Parent or our common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, at least 10% or more, by voting power or value, of our equity;

•	holders owning our common stock as part of a position in a straddle or as part of a hedging, conversion, constructive sale, synthetic security, integrated investment, or other risk reduction transaction for U.S. federal income tax purposes;

•	holders subject to the income recognition rules of Section 451(b) of the Code;

•	regulated investment companies;

•	REITs;

•	foreign (non-U.S.) governments;

•	non-U.S. stockholders (except to the extent discussed below);

•	former citizens or former long-term residents of the United States;

•	holders who are subject to the alternative minimum tax;

•	pass-through entities (such as entities treated as partnerships for U.S. federal income tax purposes); or

•	persons that own our common stock through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to our stockholders who do not hold shares of our common stock as a capital asset. Moreover, this summary does not address the tax consequences of ownership of our stock prior to the date on which our election to be taxed as a REIT becomes effective, any state, local, or foreign tax consequences, or any estate or gift tax consequences, or tax consequences other than U.S. federal income tax consequences.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its tax advisor as to the tax consequences of the spin-off.

YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISOR AS TO THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. TAX CONSEQUENCES OF HOLDING OUR COMMON STOCK IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.

Taxation of CorePoint Parent

Immediately following the spin-off, we expect to be taxed as a REIT. We believe that we will be organized, and we expect to operate, in such a manner as to qualify for taxation as a REIT under the applicable provisions of the Code, as of the effective date of the election.

The law firm of Simpson Thacher & Bartlett LLP has acted as our tax counsel (“REIT Tax Counsel”) in connection with our intended election to be taxed as a REIT. We intend to operate in a manner that will allow us to qualify to be taxed as a REIT for U.S. federal income tax purposes once our election is effective, and we expect that we will receive an opinion of REIT Tax Counsel with respect to our qualification to be taxed as a REIT in connection with the spin-off. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The opinion of REIT Tax Counsel will represent only the view of REIT Tax Counsel, based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by La Quinta Parent and us, including representations relating to the values of our assets, the sources of our income, and the ownership of La Quinta Parent’s and our common stock. The opinion will be expressed as of the date issued. REIT Tax Counsel will have no obligation to advise La Quinta Parent, us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of REIT Tax Counsel and our qualification to be taxed as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, the results of which will not be monitored by REIT Tax Counsel. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depend upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While we intend to operate so that we qualify to be taxed as a REIT, no assurance can be given that the IRS will not challenge our qualification or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify to be taxed as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our net REIT taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from an investment in a C corporation. A “C corporation” is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. In general, the income that we generate is taxed only at the stockholder level upon a distribution of dividends to our stockholders.

U.S. Stockholders (as defined below under “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders”) that are individuals, trusts or estates are taxed on corporate dividends at a maximum U.S. federal income tax rate of 20% (the same rate applicable to long-term capital gains). Dividends from us or from other entities that are taxed as REITs, however, are generally not eligible for this rate but may be eligible for certain other reductions in tax rates. The highest marginal noncorporate U.S. federal income tax rate applicable to ordinary income is 37%. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

Any net operating losses, foreign tax credits and other tax attributes generally do not pass through to our stockholders, subject to special rules for certain items such as the capital gains that we recognize. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

If we qualify to be taxed as a REIT, we will nonetheless be subject to U.S. federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed net taxable income, including undistributed net capital gains.

•	If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property.”

•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 21%).

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification to be taxed as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.

•	If we violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintain our qualification to be taxed as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to a penalty tax. In that case, the amount of the penalty tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the non-qualifying assets in question multiplied by the highest corporate tax rate (currently 21%) if that amount exceeds $50,000 per failure.

•	If we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for such year, (2) 95% of our capital gain net income for such year and (3) any undistributed net taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (a) the amounts that we actually distributed and (b) the amounts we retained and upon which we paid income tax at the corporate level.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “— Requirements for Qualification—General.”

•	A 100% tax may be imposed on transactions between us and a TRS that do not reflect arm’s-length terms.

•	If we recognize gain on the disposition of any asset (i) held by us on the day after the effective date of the spin-off (when our election to be subject to tax as a REIT is expected to become effective) or (ii) we acquire from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis in the hands of the subchapter C corporation, in each case during a specified period (generally, the five-year period following such effectiveness of our REIT election or such acquisition, as applicable), then we will owe tax at the highest corporate tax rate on the lesser of (1) the excess of the fair market value of the asset on the effective date of our election to be subject to tax as a REIT over its basis in the asset at such time, and (2) the gain recognized upon the disposition of such asset.

•	The earnings of our TRSs generally will be subject to U.S. federal corporate income tax.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, gross receipts and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities); and

(7)	that meets other tests described below, including with respect to the nature of its income and assets.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation’s initial tax year as a REIT (which, in our case, is expected to be 2018). Our charter will provide restrictions regarding the ownership and transfers of shares of our stock, which are intended to assist us in satisfying the stock ownership requirements described in conditions (5) and (6) above, among other purposes. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the stock ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these stock ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement.

To monitor compliance with the stock ownership requirements, we generally are required to maintain records regarding the actual ownership of our stock. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the stock (i.e., the persons required to include our dividends in their gross income).

We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If such record holder fails or refuses to comply with the demands, such record holder will be required by Treasury regulations to submit a statement with such record holder’s tax return disclosing such record holder’s actual ownership of our stock and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We intend for December 31 to be our taxable year-end, and thereby satisfy this requirement.

Effect of Subsidiary Entities

Ownership of Partnership Interests

If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, described below, our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements.

If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify to be taxed as a REIT unless we were entitled to relief, as described below under “—Income Tests—Failure to Satisfy the Gross Income Tests” and “—Asset Tests.”

Recent legislation may alter who bears the liability in the event any subsidiary partnership is audited and an adjustment is assessed. Congress recently revised the rules applicable to U.S. federal income tax audits of partnerships and the collection of any tax resulting from any such audits or other tax proceedings, generally for taxable years beginning after December 31, 2017. Under the new rules, the partnership itself may be liable for a hypothetical increase in partner-level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on audit, regardless of changes in the composition of the partners (or their relative ownership) between the year under audit and the year of the adjustment. The new rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed from the affected partners, subject to a higher rate of interest than otherwise would apply. Many questions remain as to how the new rules will apply, especially with respect to partners that are REITs, and it is not clear at this time what effect this new legislation will have on us. However, these changes could increase the federal income tax, interest, and/or penalties otherwise borne by us in the event of a federal income tax audit of a subsidiary partnership.

Disregarded Subsidiaries

If we own a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded as a separate entity for U.S. federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is directly or indirectly wholly owned by a REIT. Other entities that are wholly owned by us, including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable REIT Subsidiaries

In general, we may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat such subsidiary corporation as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a TRS or other taxable subsidiary corporation generally is subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders.

We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary corporation to us is an asset in our hands, and we treat the dividends paid to us from such taxable subsidiary corporation, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations on a look-through basis in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to perform services or conduct activities that give rise to certain categories of income or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.

A TRS may not directly or indirectly operate or manage a qualified lodging facility. The Code defines a “qualified lodging facility” generally to mean a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners. If the IRS were to treat a subsidiary corporation of ours as directly or indirectly operating or managing a lodging facility, such subsidiary would not qualify as a TRS, which could jeopardize our REIT qualification under the REIT 5% and 10% asset tests.

Although a TRS may not operate or manage a lodging facility, rent received by a REIT from the lease of a lodging facility to a TRS lessee may qualify as “rents from real property” for purposes of both the 75% and 95% gross income tests, provided that the facility is operated by a hotel management company that qualifies as an “eligible independent contractor.” Generally, an “eligible independent contractor” is a person from whom we derive no income, who is adequately compensated, and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and any TRS lessee. A hotel management company that otherwise would qualify as an “eligible independent contractor” with regard to a TRS of a REIT will not so qualify if (i) the hotel management company and/or one or more actual or constructive owners of 10% or more of the hotel management company actually or constructively own more than 35% of the REIT, or (ii) one or more actual or constructive owners of more than 35% of the hotel management company own 35% or more of the REIT (determined with respect to a REIT whose shares are regularly traded on an established securities market by taking into account only the shares held by persons owning, actually or constructively, more than 5% of the outstanding shares of the REIT and, if the stock of the hotel management company is regularly traded on an established securities market, determined by taking into account only the shares held by persons owning, actually or constructively, more than 5% of the publicly traded stock of the hotel management company). Qualification as an eligible independent contractor involves the interpretation and application of highly technical and complex Code provisions for which no or only limited authorities exist.

We intend to have one or more TRSs, and we intend to lease substantially all of our hotel properties to our TRS. We will take all steps reasonably practicable to ensure that no TRS will engage in “operating” or “managing” our hotel properties. Additionally, we intend for the TRS to contract with one or more hotel management companies, including contracting with subsidiaries of La Quinta Parent. We will take all steps reasonably practicable to ensure that each hotel management company engaged to operate and manage our hotel properties will qualify as an “eligible independent contractor” with regard to our TRS. In that regard, constructive ownership under Section 318 of the Code resulting, for example, from relationships between the hotel management companies engaged to operate and manage the hotel properties and the REIT’s other stockholders could impact the hotel management companies’ ability to satisfy the applicable ownership limit. Because of the broad scope of the attribution rules of Section 318 of the Code, no assurance can be given that all potential prohibited relationships will be identified. The existence of such a relationship would disqualify a hotel management company as an eligible independent contractor, which could in turn disqualify us as a REIT.

In addition to the restrictions discussed above with respect to lodging facilities, current restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, a TRS may not deduct interest paid or accrued by a TRS to its parent REIT to the extent that such payments exceed, generally, 50% of the TRS’s adjusted taxable income for that year (although, subject to other limitations, the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). Second, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We intend that all of our transactions with our TRSs will be conducted on an arm’s-length basis. There can be no assurance that the IRS might not seek to impose the 100% excise tax on a portion of payments received by us from, or expenses deducted by, our TRSs.

Income Tests

To qualify to be taxed as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” discharge of indebtedness and certain hedging transactions, generally must be derived from “rents from real property,” gains from the sale of real estate assets, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), dividends received from other REITs and specified income from temporary investments. Gain from the sale of a debt instrument issued by a publicly offered REIT, unless the debt instrument is secured by real property or an interest in real property, is not treated as qualifying income for purposes of the 75% income test. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, discharge of indebtedness and certain hedging transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. Income and gain from certain hedging transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests.

Rents from Real Property

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the conditions described below are met.

•	The amount of rent is not based in whole or in part on the income or profits of any person from the property. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•	Neither we nor an actual or constructive owner of 10% or more of our stock actually or constructively owns 10% or more of the interests in the assets or net profits of a noncorporate tenant, or, if the tenant is a corporation (but excluding any TRS), 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a TRS of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if (1) at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are “substantially comparable” to rents paid by our other tenants for comparable space, or (2) the property is a qualified lodging facility and such property is operated on behalf of the TRS by a person who is an “eligible independent contractor” and certain other requirements are met. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled TRS” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled TRS” is a TRS in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS. Our TRSs will be subject to U.S. federal income tax on their income from the operations of these properties;

•	Rent attributable to personal property that is leased in connection with a lease of real property is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property”; and

•	We generally do not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We are permitted, however, to perform directly certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat or other utilities, trash removal and general maintenance of common areas. In addition, we are permitted to employ an independent contractor from whom we derive no income, or a TRS, which may be wholly or partially owned by us, to provide non-customary services to our tenants without causing the rent that we receive from those tenants to fail to qualify as “rents from real property.”

With respect to our hotel properties that are leased to our TRSs, in order for the rent paid pursuant to the hotel leases to constitute “rents from real property,” the leases must be respected as true leases for U.S. federal income tax purposes. Accordingly, the leases cannot be treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the leases are true leases for U.S. federal income tax purposes depends upon an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

•	the intent of the parties;

•	the form of the agreement;

•	the degree of control over the property that is retained by the property owner (for example, whether the lessee has substantial control over the operation of the property or whether the lessee was required simply to use its best efforts to perform its obligations under the agreement); and

•	the extent to which the property owner retains the risk of loss with respect to the property (for example, whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property) or the potential for economic gain with respect to the property.

In addition, Section 7701(e) of the Code provides that a contract that purports to be a service contract or a partnership agreement is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors. Since the determination of whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

We intend to structure our leases to qualify as true leases for U.S. federal income tax purposes. For example, with respect to the leases, generally:

•	the property owning entity and the lessee intend for their relationship to be that of a lessor and lessee, and such relationship will be documented by a lease agreement;

•	the lessee has the right to exclusive possession and use and quiet enjoyment of the hotels covered by the lease during the term of the lease;

•	the lessee bears the cost of, and is responsible for, day-to-day maintenance and repair of the hotels other than the cost of certain capital expenditures, and dictates through the hotel managers, who work for the lessee during the terms of the lease, how the hotels are operated and maintained;

•	the lessee bears all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the lease, other than the cost of certain furniture, fixtures and equipment, and certain capital expenditures;

•	the lessee benefits from any savings and bears the burdens of any increases in the costs of operating the hotels during the term of the lease;

•	in the event of damage or destruction to a hotel, the lessee will be at economic risk because it will bear the economic burden of the loss in income from operation of the hotels subject to the right, in certain circumstances, to terminate the lease if the lessor does not restore the hotel to its prior condition;

•	the lessee generally indemnifies the lessor against all liabilities imposed on the lessor during the term of the lease by reason of (A) injury to persons or damage to property occurring at the hotels or (B) the lessee’s use, management, maintenance or repair of the hotels;

•	the lessee is obligated to pay, at a minimum, substantial base rent for the period of use of the hotels under the lease;

•	the lessee stands to incur substantial losses or reap substantial gains depending on how successfully it, through the hotel managers, who work for the lessees during the terms of the leases, operates the hotels;

•	the lease enables the tenant to derive a meaningful profit, after expenses and taking into account the risks associated with the lease, from the operation of the hotels during the term of its leases; and

•	upon termination of the lease, the applicable hotel will be expected to have a remaining useful life equal to at least 20% of its expected useful life on the date the lease is entered into, and a fair market value equal to at least 20% of its fair market value on the date the lease was entered into.

If, however, a lease were recharacterized as a service contract or partnership agreement, rather than a true lease, or disregarded altogether for tax purposes, all or part of the payments that the lessor receives from the lessee would not be considered rent and would not otherwise satisfy the various requirements for qualification as “rents from real property.”

As described above, in order for the rent that we receive to constitute “rents from real property,” several other requirements must be satisfied. One requirement is that rent must not be based in whole or in part on the income or profits of any person. Rent that consists, in whole or in part, of one or more percentages of the lessee’s receipts or sales in excess of determinable dollar amounts, however, will qualify as “rents from real property” if:

•	the determinable amounts do not depend in whole or in part on the income or profits of the lessee; and

•	the percentages and determinable amounts are fixed at the time the lease is entered into and a change in percentages and determinable amounts is not renegotiated during the term of the lease (including any renewal periods of the lease) in a manner that has the effect of basing rent on income or profits.

More generally, rent will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits.

Second, we must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any lessee, other than a TRS. We anticipate that substantially all of our hotels will be leased to TRSs. As described above, rent that we receive from a TRS with respect to any hotel will qualify as “rents from real property” as long as the property is operated on behalf of the TRS by an eligible independent contractor. Our charter will contain restrictions on the ownership and transfer of our stock. In general, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or more than 9.8% in value of our outstanding stock. Our board of directors has granted exemptions from the ownership limit to certain stockholders, including entities affiliated with Blackstone. See “Description of Capital Stock—Restrictions on Ownership and Transfer.” We believe that, after the spin-off, (i) La Quinta Parent will not own, actually or constructively, more than 35% of our stock, and (ii) it will not be the case that one or more actual or constructive owners of more than 35% of La Quinta Parent collectively will own more than 35% of our stock (determined by taking into account only the shares held by persons owning, actually or constructively, more than 5% of our outstanding shares because our shares will be regularly traded on an established securities market and, if the stock of La Quinta Parent is regularly traded on an established securities market, determined by taking into account only shares held by persons owning, actually or constructively, more than 5% of the publicly traded stock of La Quinta Parent). However, because the tax ownership rules and attribution rules are complex and there is no or limited authority on certain aspects of those rules, and because the stock of La Quinta Parent is publicly traded and is not subject to any restrictions on ownership and transfer, there can be no assurance that La Quinta Parent will satisfy the 35% ownership requirement to be an eligible independent contractor. In addition to the 35% ownership requirement with respect to La Quinta Parent, the hotel management contracts between our TRS lessee and subsidiaries of La Quinta Parent will be substantially similar to the hotel management contracts between subsidiaries of La Quinta Parent and third party hotel owners. Thus, we believe that, after the spin-off, La Quinta Parent and its subsidiaries should qualify as eligible independent contractors with respect to our TRS lessee.

Third, the rent attributable to the personal property leased in connection with the lease of a hotel must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the hotel at the beginning and at the end of such taxable year (the “personal property ratio”). To comply with this limitation, a TRS lessee may acquire furnishings, equipment and other personal property. With respect to each hotel in which the TRS lessee does not own the personal property, we believe either that the personal property ratio will be less than 15% or that any rent attributable to excess personal property, when taken together with all of our other nonqualifying income, will not result in our failure to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion.

If such a challenge were successfully asserted, we potentially could fail to satisfy the 75% or 95% gross income test and thus lose our REIT qualification.

Fourth, we generally cannot furnish or render services to the tenants of our hotels, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, our TRSs may provide customary and noncustomary services to our tenants without tainting our rental income from such properties. Furthermore, we need not provide services through an “independent contractor” or TRS but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor or a TRS, as long as our income from the services does not exceed 1% of our income from the related property. We will not perform any services other than customary ones for our lessees, unless such services are provided through independent contractors or TRSs or would not otherwise result in our failure to qualify as a REIT.

If a portion of the rent that we receive from a hotel does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT qualification. If, however, the rent from a particular hotel does not qualify as “rents from real property” because either (i) the percentage rent is considered based on the income or profits of the related lessee, (ii) the lessee either is a related party tenant or fails to qualify for the exception to the related party tenant rule for qualifying TRSs, or (iii) we furnish noncustomary services to the tenants of the hotel, or manage or operate the hotel, other than through a qualifying independent contractor or a TRS, none of the rent from that hotel would qualify as “rents from real property.” In that case, we might lose our REIT qualification because we might be unable to satisfy either the 75% or 95% gross income test. We intend to structure our leases in a manner that will enable us to satisfy the REIT gross income tests.

In the case of the hotels we lease to our TRS and our TRS engages subsidiaries of La Quinta Parent to manage, we believe that the leases qualify as true leases for U.S. federal income tax purposes and that the rents payable under those leases qualify as “rents from real property” for purposes of the 75% and 95% gross income tests. There can, however, be no assurance that the IRS will not successfully assert a contrary position or that there will not be a change in circumstances which would cause a portion of the rent received to fail to qualify as “rents from real property.” If such failure were in sufficient amounts, we would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status.

Interest Income

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. In the case of real estate mortgage loans that are secured by both real property and personal property, if the fair market value of such personal property does not exceed 15% of the total fair market value of all property securing the loan, then the personal property securing the loan will be treated as real property for purposes of determining whether the mortgage is a qualifying 75% asset test asset and interest income that qualifies for purposes of the 75% gross income test. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Dividend Income

We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions generally will constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from another REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

Hedging Transactions

Any income or gain that we or our pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rates, will be excluded from gross income for purposes of both the 75% and 95% gross income tests, provided that specified requirements are met, including the requirement that the instrument is entered into during the ordinary course of our business, the instrument hedges risks associated with indebtedness issued by us or our pass-through subsidiary that is incurred or to be incurred to acquire or carry “real estate assets” (as described below under “—Asset Tests”), and the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods. In addition, the exclusion from the 95% and 75% gross income tests will apply if we previously entered into a hedging position and a portion of that hedged indebtedness or property is disposed of, and in connection with such extinguishment or disposition we enter into a new “clearly identified” hedging transaction to offset the prior hedging position. Most likely, income and gain from all other hedging transactions will not be qualifying income for either the 95% or 75% gross income test.

Failure to Satisfy the Gross Income Tests

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, including as a result of rents received by us from any TRS lessee failing to qualify as “rents from real property,” we may still qualify to be taxed as a REIT for such year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if (1) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (2) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations, which have not yet been issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify to be taxed as a REIT. Even if these relief provisions apply, and we retain our status as a REIT, the Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test, multiplied by a factor designated to approximate our profitability. We intend to take advantage of any and all relief provisions that are available to us to cure any violation of the income tests applicable to REITs.

Asset Tests

At the close of each calendar quarter, we must also satisfy seven tests relating to the nature of our assets.

First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, foreign currency that meets certain requirements under the Code, U.S. government securities and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, personal property leased in connection with real property to the extent that rents attributable to such personal property are treated as “rents from real property,” stock of other corporations that qualify as REITs, some kinds of mortgage-backed securities and mortgage loans and debt instruments issued by publicly offered REITs.

Second, not more than 25% of our total assets may be represented by securities other than those described in the immediately preceding paragraph.

Third, except for securities described in the first paragraph above and securities in QRSs and TRSs, the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets.

Fourth, except for securities described in the first paragraph above and securities in QRSs and TRSs, we may not own more than 10% of any one issuer’s outstanding voting securities.

Fifth, except for securities described in the first paragraph above and securities in QRSs and TRSs, we may not own more than 10% of the total value of the outstanding securities of any one issuer (the “10% Value Asset Test”). The 10% Value Asset Test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% Value Asset Test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

Sixth, not more than 20% of the value of our total assets may be represented by the securities of one or more TRSs.

Seventh, not more than 25% of our total assets may be represented by debt instruments issued by publicly offered REITs that are “nonqualified” debt instruments (e.g., not secured by interests in mortgages on interests in real property and personal property leased in connection with real property to the extent that rents attributable to such personal property are treated as “rents from real property”).

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (although such debt will not be treated as “securities” for purposes of the 10% Value Asset Test, as explained below).

Certain securities will not cause a violation of the 10% Value Asset Test described above. Such securities include instruments that constitute “straight debt,” which term generally excludes, among other things, securities having contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% Value Asset Test. Such securities include (1) any loan made to an individual or an estate, (2) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (3) any obligation to pay rents from real property, (4) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a nongovernmental entity, (5) any security (including debt securities) issued by another REIT and (6) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% Value Asset Test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in the equity and certain debt securities issued by that partnership.

No independent appraisals have been or will be obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. For example, if we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT qualification if (a) we satisfied the asset tests at the close of the preceding calendar quarter and (b) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the relative market values of our assets. If the condition described in (b) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of the relief provisions described above.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Even if we did not qualify for the foregoing relief provisions, one additional provision allows a REIT that fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (1) the REIT provides the IRS with a description of each asset causing the failure, (2) the failure is due to reasonable cause and not willful neglect, (3) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 21%) and (4) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

Annual Distribution Requirements

To qualify to be taxed as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

(1)	the sum of

(a)	90% of our “REIT taxable income,” computed without regard to our net capital gains and the deduction for dividends paid; and

(b)	90% of our after tax net income, if any, from foreclosure property (as described below); minus

(2)	the excess of the sum of specified items of noncash income over 5% of our REIT taxable income, computed without regard to our net capital gain and the deduction for dividends paid.

We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. These distributions will be treated as received by our stockholders in the year in which paid.

To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, some or all of our net long-term capital gains and pay tax on such gains. In this case, we could elect for our stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase the adjusted basis of their stock by the difference between (1) the amounts of capital gain dividends that we designated and that they include in their taxable income, minus (2) the tax that we paid on their behalf with respect to that income.

To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make to comply with the REIT distribution requirements. Such losses, however, generally will not affect the tax treatment to our stockholders of any distributions that are actually made. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

If we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for such year, (2) 95% of our capital gain net income for such year and (3) any undistributed net taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed, plus (b) the amounts of income we retained and on which we have paid corporate income tax.

The calculation of REIT taxable income includes deductions for noncash charges, such as depreciation. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, to repay debt, acquire assets, or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends through the distribution of other property (including shares of our stock) to meet the distribution requirements, while preserving our cash. Alternatively, we may declare a taxable dividend payable in cash or stock at the election of each stockholder, where the aggregate amount of cash to be distributed in such dividend may be subject to limitation. In such case, for U.S. federal income tax purposes, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits.

If our taxable income for a particular year is subsequently determined to have been understated, we may be able to rectify a resultant failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described above. We will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

For purposes of the 90% distribution requirement and excise tax described above, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend before January 31 of the following calendar year.

Earnings and Profits Distribution Requirement

A REIT is not permitted to have accumulated earnings and profits attributable to non-REIT years. A REIT has until the close of its first taxable year in which it has non-REIT earnings and profits to distribute all such earnings and profits. To comply with this requirement, we will pay the Purging Distribution by declaring a dividend to our stockholders to distribute our accumulated earnings and profits attributable to any non-REIT years. We expect to pay the Purging Distribution in cash. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

Prohibited Transactions

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held as inventory or for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as inventory or property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We intend to structure our activities to avoid prohibited transaction characterization.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Derivatives and Hedging Transactions

We may enter into hedging transactions, including with respect to foreign currency exchange rate and interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as swap contracts, cap or floor contracts, futures or forward contracts and options. Except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into (1) in the normal course of our business primarily to manage risk of interest rate changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of a position in such a transaction (each such hedge, a “Borrowings Hedge”) and (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests (each such hedge, a “Currency Hedge”), which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test. This exclusion from the 95% and 75% gross income tests also will apply if we previously entered into a Borrowings Hedge or a Currency Hedge, a portion of the hedged indebtedness or property is disposed of, and in connection with such extinguishment or disposition we enter into a new “clearly identified” hedging transaction to offset the prior hedging position. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. Moreover, to the extent that a position in a hedging transaction has positive value at any particular point in time, it may be treated as an asset that does not qualify for purposes of the REIT asset tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification to be taxed as a REIT. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income or assets that do not qualify for purposes of the REIT tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (2) for which we acquired the related loan or lease at a time when default was not imminent or anticipated and (3) with respect to which we made a proper election to treat the property as foreclosure property.

We generally will be subject to tax at the maximum corporate rate (currently 21%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. We do not anticipate receiving any income from foreclosure property that does not qualify for purposes of the 75% gross income test.

Penalty Tax

Any redetermined rents, redetermined deductions, excess interest, or redetermined TRS service income will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS, redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations or if the interest payments were at a commercially reasonable rate, and redetermined TRS service income is gross income of a TRS attributable to services provided to us (less deductions properly allocable thereto) that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. It is our policy to evaluate material intercompany transactions and to attempt to set the terms of such transactions so as to achieve substantially the same result as they believe would have been the case if they were unrelated parties. As a result, we believe that (i) all material transactions between and among us and the entities in which we own a direct or indirect interest will be negotiated and structured with the intention of achieving an arm’s-length result, (ii) the potential application of the 100% penalty tax will not have a material effect on us and (iii) the potential application of Section 482 of the Code should not have a material effect on us. Furthermore, rents that we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. Application of the 100% penalty tax would apply, for example, to the extent we were found to have charged any TRS lessee rent in excess of an arm’s-length rent and application of Section 482 of the Code depends on whether, as a factual matter, transactions between commonly controlled entities are at arm’s-length. We cannot assure you that we will not be subject to the 100% penalty tax or that Section 482 of the Code will not apply to reallocate income between or among us or any of our affiliated entities.

From time to time, our TRSs may provide services to our tenants. We intend to set the fees paid to our TRSs for such services at arm’s-length rates, although the fees paid may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s-length fee for tenant services over the amount actually paid.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification other than the income or asset tests, we could avoid disqualification as a REIT if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are also available for failures of the income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we will be subject to tax on our taxable income at regular corporate rates. We cannot deduct distributions to stockholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), distributions to stockholders will be taxable as regular corporate dividends. Such dividends paid to U.S. Stockholders that are individuals, trusts and estates may be taxable at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends. In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lose our qualification. It is not possible to state whether, in all circumstances, we will be entitled to this statutory relief.

Taxation of Stockholders

Taxation of Taxable U.S. Stockholders

Immediately following the spin-off, we expect to be taxed as a REIT. The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of our stock applicable to taxable U.S. Stockholders in the period in which we are taxed as a REIT. A “U.S. Stockholder” is any beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) with respect to which a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) that has a valid election is in place under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its tax advisor as to the tax consequences of the acquisition, ownership and disposition of our common stock.

Distributions

For such time as we qualify to be taxed as a REIT, the distributions that we make to taxable U.S. Stockholders out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that we do not designate as capital gain dividends or “qualified dividend income” generally will be taken into account by such stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, our dividends are not eligible for taxation at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends received by most U.S. Stockholders that are individuals, trusts or estates from taxable C corporations. Such stockholders, however, may be taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT or a predecessor was subject to corporate level income tax (less the amount of tax) (i.e., the Purging Distribution);

•	dividends received by the REIT from domestic TRSs, other taxable domestic C corporations and certain “qualifying foreign corporations” that satisfy certain requirements (discussed below); or

•	income in the prior taxable year from sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

Under the recently enacted Tax Act, U.S. Stockholders that are individuals, trusts and estates generally may deduct 20% of “qualified REIT dividends” (i.e., REIT dividends other than capital gain dividends and portions of REIT dividends designated as qualified dividend income eligible for capital gain tax rates). The overall deduction is limited to 20% of the sum of the taxpayer’s taxable income (less net capital gain) and certain cooperative dividends. The deduction, if allowed in full, equates to a maximum effective U.S. federal income tax rate on ordinary REIT dividends of 29.6%. As with the other individual income tax changes, the deduction provisions are effective beginning in 2018. Without further legislation, the deduction would sunset after 2025.

A foreign corporation generally will be a “qualifying foreign corporation” if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States which the IRS determines is satisfactory, or the stock on which the dividend is paid is readily tradable on an established securities market in the United States. However, if a foreign corporation is a foreign personal holding company, a foreign investment company or a passive foreign investment company, then it will not be treated as a qualifying foreign corporation, and the dividends we receive from such an entity would not constitute qualified dividend income.

In addition, even if we designate certain dividends as qualified dividend income to our stockholders, a U.S. Stockholder will have to meet certain other requirements for the dividend to qualify for taxation at capital gains rates. For example, a U.S. Stockholder will only be eligible to treat the dividend as qualifying dividend income if the U.S. Stockholder is taxed at individual rates and meets certain holding requirements. In general, to treat a particular dividend as qualified dividend income, a U.S. Stockholder will be required to hold our stock for more than 60 days during the 121-day period beginning on the date which is 60 days before the date on which the stock becomes ex-dividend. If we designate any portion of a dividend as qualified dividend income, a U.S. Stockholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the stockholder as qualified dividend income

If in the future we declare a taxable dividend payable in cash or stock at the election of each stockholder, where the aggregate amount of cash to be distributed in such dividend may be subject to limitation, taxable U.S. Stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits.

Distributions that we designate as capital gain dividends generally will be taxed to our U.S. Stockholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case we may elect to apply provisions of the Code that treat our U.S. Stockholders as having received, solely for tax purposes, our undistributed capital gains, and the stockholders as receiving a corresponding credit for taxes that we paid on such undistributed capital gains. See “—Taxation of REITs in General—Annual Distribution Requirements.” Corporate U.S. Stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. Stockholders that are individuals, trusts and estates, and 35% in the case of U.S. Stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than twelve months are subject to a 25% maximum U.S. federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will represent a return of capital and will not be taxable to a U.S. Stockholder to the extent that the amount of such distributions does not exceed the adjusted tax basis of the stockholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted tax basis of the U.S. Stockholder’s shares. To the extent that such distributions exceed the adjusted tax basis of a U.S. Stockholder’s shares, the stockholder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend before January 31 of the following calendar year.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make to comply with the REIT distribution requirements. See “—Taxation of REITs in General—Annual Distribution Requirements.” Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits.

Dispositions of Our Stock

If a U.S. Stockholder sells or disposes of shares of our stock, it generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the stockholder’s adjusted tax basis in the shares of stock. In general, capital gains recognized by U.S. Stockholders that are individuals, trusts or estates upon the sale or disposition of our stock will be subject to a maximum U.S. federal income tax rate of 20% if the stock is held for more than one year, and will be taxed at ordinary income rates (of up to 37%) if the stock is held for one year or less. Gains recognized by U.S. Stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 21%, whether or not such gains are classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, Treasury Regulations that would apply a capital gain tax rate of 25% (which is higher than the long-term capital gain tax rates for non-corporate U.S. Stockholders) to a portion of capital gain realized by a non-corporate U.S. Stockholder on the sale of our shares that would correspond to our “unrecaptured Section 1250 gain.” U.S. Stockholders should consult with their own tax advisors with respect to their capital gain tax liability.

Capital losses recognized by a U.S. Stockholder upon the disposition of our stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may also offset up to $3,000 of ordinary income each taxable year). In addition, any loss upon a sale or exchange of shares of our stock by a U.S. Stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of actual or deemed distributions that we make that are required to be treated by the stockholder as long-term capital gain.

If a U.S. Stockholder recognizes a loss upon a subsequent disposition of our stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written, and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. U.S. Stockholders should consult their tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our stock, or transactions that we might undertake directly or indirectly.

Medicare Tax on Unearned Income

Certain U.S. Stockholders that are individuals, estates or trusts are required to pay an additional 3.8% tax on “net investment income,” (or, in the case of an estate or trust, on “undistributed net investment income”) which includes, among other things, dividends on and gains from the sale or other disposition of REIT stock. U.S. Stockholders should consult their own tax advisors regarding this tax on net investment income.

Taxation of Non-U.S. Stockholders

Immediately following the spin-off, we expect to be taxed as a C corporation for the taxable year ending on the date the spin-off is effected, and intend to be taxed as a REIT for subsequent taxable years. The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of our stock applicable to non-U.S. Stockholders in the period in which we are taxed as a REIT. A “non-U.S. Stockholder” is any beneficial owner of our common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Stockholder.

Ordinary Dividends

The portion of dividends received by non-U.S. Stockholders that (1) is payable out of our earnings and profits (including the Purging Distribution), (2) is not attributable to capital gains that we recognize and (3) is not effectively connected with a U.S. trade or business of the non-U.S. Stockholder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by an applicable tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs.

In general, non-U.S. Stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. Stockholder’s investment in our stock is, or is treated as, effectively connected with the non-U.S. Stockholder’s conduct of a U.S. trade or business, the non-U.S. Stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. Stockholders are taxed with respect to such dividends. Such effectively connected income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. Stockholder. The income may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the case of a non-U.S. Stockholder that is treated as a corporation for U.S. federal income tax purposes.

Non-Dividend Distributions

Unless our stock constitutes a U.S. real property interest (“USRPI”), distributions that we make which are not dividends out of our earnings and profits generally will not be subject to U.S. federal income tax, provided that such distributions are not effectively connected with a U.S. trade or business of the non-U.S. Stockholder. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. Stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions that we make in excess of the sum of (1) the stockholder’s proportionate share of our earnings and profits, plus (2) the stockholder’s basis in its stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. Stockholder of the same type (i.e., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding at a rate of 15% of the amount by which the distribution exceeds the stockholder’s share of our earnings and profits.

Capital Gain Dividends

Under FIRPTA, a distribution that we make to a non-U.S. Stockholder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries (“USRPI capital gains”), will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. Stockholder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain dividend. See “— Ordinary Dividends” for a discussion of the tax consequences of income that is effectively connected with a U.S. trade or business. In addition, we or the applicable withholding agent will be required to withhold tax equal to the maximum amount that could have been designated as USRPI capital gain dividends. Distributions subject to FIRPTA may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the hands of a non-U.S. Stockholder that is treated as a corporation for U.S. federal income tax purposes. A distribution is not attributable to USRPI capital gain if we held an interest in the underlying asset solely as a creditor.

Capital gain dividends received by a non-U.S. Stockholder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (1) the gain is effectively connected with the non-U.S. Stockholder’s U.S. trade or business, in which case the non-U.S. Stockholder would be subject to the same treatment as U.S. Stockholders with respect to such gain, except that a non-U.S. Stockholder that is a corporation may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) or (2) the non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. Stockholder will incur a 30% tax on his capital gains.

We expect that a significant portion of our assets will be USRPIs.

A capital gain dividend that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, but instead will be treated in the same manner as an ordinary dividend (see “—Ordinary Dividends”), if (1) the capital gain dividend is received with respect to a class of stock that is “regularly traded” on an established securities market located in the United States and (2) the recipient non-U.S. Stockholder does not own more than 10% of that class of stock at any time during the year ending on the date on which the capital gain dividend is received. We anticipate that our common stock will be “regularly traded” on an established securities exchange. In addition, distributions to certain non-U.S. publicly traded shareholders that meet certain record-keeping and other requirements (“qualified shareholders”) are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our common stock. Furthermore, distributions to “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. Stockholders should consult their tax advisors regarding the application of these rules.

Dispositions of Our Stock

Gain recognized by a non-U.S. Stockholder upon the sale or exchange of our stock generally would not be subject to U.S. federal income taxation unless:

•	the investment in our common stock is effectively connected with the non-U.S. Stockholder’s U.S. trade or business, in which case the non-U.S. Stockholder will be subject to the same treatment as U.S. Stockholders with respect to any gain;

•	the non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

•	our common stock constitutes a USRPI within the meaning of FIRPTA, as described below.

Our common stock will constitute a USRPI unless we are a domestically controlled REIT. We intend to take the position that we will be a domestically controlled REIT if, at all times during a specified testing period, less than 50% in value of our stock is held directly or indirectly by non-U.S. Stockholders.

As described above, our charter contains restrictions designed to protect our status as a domestically controlled REIT, and we believe that we will be and will remain a domestically controlled REIT, and that a sale of our common stock should not be subject to taxation under FIRPTA. However, because our stock is publicly traded, no assurance can be given that we are or will be a domestically controlled REIT. Even if we were not a domestically controlled REIT, a sale of our common stock by a non-U.S. Stockholder would nevertheless not be subject to taxation under FIRPTA as a sale of a USRPI if:

•	our common stock were “regularly traded” on an established securities market; and

•	the non-U.S. Stockholder did not actually, or constructively under specified attribution rules under the Code, own more than 10% of our common stock at any time during the shorter of the five-year period preceding the disposition or the holder’s holding period.

In addition, dispositions of our common stock by qualified shareholders are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our common stock. An actual or deemed disposition of our common stock by such shareholders may also be treated as a dividend. Furthermore, dispositions of our common stock by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. Stockholders should consult their tax advisors regarding the application of these rules.

We anticipate that our common stock will be regularly traded on an established securities market. If gain on the sale or exchange of our common stock were subject to taxation under FIRPTA, the non-U.S. Stockholder would be subject to regular U.S. federal income tax with respect to any gain in the same manner as a taxable U.S. Stockholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals. In such case, under FIRPTA the purchaser of common stock may be required to withhold 15% of the purchase price and remit this amount to the IRS.

U.S. Federal Income Tax Returns

If a non-U.S. Stockholder is subject to taxation under FIRPTA on proceeds from the sale of our common stock or on capital gain distributions, the non-U.S. Stockholder will be required to file a U.S. federal income tax return.

Non-U.S. Stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our stock, including any reporting requirements.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they may be subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held our stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder) and (2) our stock is not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our stock generally should not give rise to UBTI to a tax-exempt stockholder.

In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of any dividends received from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) we are required to “look through” one or more of our pension trust stockholders to satisfy the REIT “closely held” test and (2) either (a) one pension trust owns more than 25% of the value of our stock or (b) one or more pension trusts, each individually holding more than 10% of the value of our stock, collectively own more than 50% of the value of our stock. Certain restrictions on ownership and transfer of shares of our stock generally should prevent a tax-exempt entity from owning more than 10% of the value of our stock and generally should prevent us from becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our stock.

Backup Withholding Tax and Information Reporting

U.S. Stockholders of Our Common Stock

In general, information reporting requirements will apply to payments of dividends on and payments of the proceeds of the sale of our common stock held by U.S. Stockholders, unless an exception applies. The applicable withholding agent is required to withhold tax on such payments if (i) the payee fails to furnish a taxpayer identification number, or TIN, to the payor or to establish an exemption from backup withholding, or (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect. In addition, the applicable withholding agent with respect to the dividends on our common stock is required to withhold tax if (i) there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code, or (ii) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code. A U.S. Stockholder that does not provide the applicable withholding agent with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. Stockholders who fail to certify their U.S. status to us.

Some U.S. Stockholders of our common stock, including corporations, may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a U.S. Stockholder will be allowed as a credit against the U.S. Stockholder’s U.S. federal income tax and may entitle the stockholder to a refund, provided that the required information is furnished to the IRS. The applicable withholding agent will be required to furnish annually to the IRS and to U.S. Stockholders of our common stock information relating to the amount of dividends paid on our common stock, and that information reporting may also apply to payments of proceeds from the sale of our common stock. Some U.S. Stockholders, including corporations, financial institutions and certain tax-exempt organizations, are generally not subject to information reporting.

Non-U.S. Stockholders of Our Common Stock

Generally, information reporting will apply to payments of interest and dividends on our common stock, and backup withholding as described above for a U.S. Stockholder will apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

Information reporting and backup withholding may apply to payments of proceeds from the disposition of our common stock to a non-U.S. Stockholder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. Stockholder and satisfies certain other requirements, or otherwise establishes an exemption. Copies of applicable information returns reporting such payments and any withholding may also be made available to the tax authorities in the non-U.S. Stockholder’s country in which such holder resides under the provisions of an applicable treaty or agreement. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. Stockholder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a U.S. broker or a non-U.S. broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. A non-U.S. Stockholder must generally submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to its exempt foreign status in order to qualify as an exempt recipient. Notwithstanding the foregoing, backup withholding and information reporting may apply if we, the paying agent has actual knowledge, or reason to know, that a non-U.S. Stockholder is a U.S. person. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules from a payment to a non-U.S. Stockholder can be refunded or credited against the non-U.S. Stockholder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the Treasury, which review may result in statutory changes as well as revisions to regulations and interpretations. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in our common stock.

Foreign Account Tax Compliance Act

Withholding at a rate of 30% generally will be required in certain circumstances on dividends in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the U.S. and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country, or other guidance, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, in certain circumstances, dividends in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial U.S. owners” or (ii) provides certain information regarding the entity’s “substantial U.S. owners,” which we will in turn provide to the IRS. Prospective investors should consult their tax advisors regarding the possible implications of these rules on their investment in our common stock.

State, Local and Foreign Taxes

We and our subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions including those in which we or they transact business, own property or reside. Our state, local or foreign tax treatment and that of our stockholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes that we incur do not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors are urged to consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of common stock that LQH Parent stockholders will receive in the distribution. This information statement does not contain all of the information contained in the Registration Statement on Form 10 and the exhibits and schedules to the Registration Statement on Form 10. Some items are omitted in accordance with the rules and regulations of the SEC. For additional information relating to us and the spin-off, reference is made to the Registration Statement on Form 10 and the exhibits to the Registration Statement on Form 10, which are on file at the offices of the SEC. Statements contained in this information statement as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other documents filed as an exhibit to the Registration Statement on Form 10. Each statement is qualified in all respects by the relevant reference.

You may inspect and copy the Registration Statement on Form 10 and the exhibits to the Registration Statement on Form 10 that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the Registration Statement on Form 10, including the exhibits and schedules to the Registration Statement on Form 10.

Our Internet site and the information contained on that site, or connected to that site, are not incorporated into the information statement or the Registration Statement on Form 10.

As a result of the distribution, we will be required to comply with the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to these requirements by filing periodic reports and other information with the SEC.

We plan to make available, free of charge, on our Internet site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 of the Exchange Act and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of

CorePoint Lodging Inc.

Irving, Texas

Opinion on the Financial Statements

We have audited the accompanying balance sheets of CorePoint Lodging Inc. (the “Company”) as of February 28, 2018 and May 8, 2017 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2018 and May 8, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Dallas, Texas

April 2, 2018

We have served as the Company’s auditor since 2017.

COREPOINT LODGING INC.

BALANCE SHEETS

As of February 28, 2018 and May 8, 2017

ASSETS
	February 28, 2018	May 8, 2017
Assets:
Cash	$25,000	$1

Total Assets	$25,000	$1

LIABILITIES AND EQUITY
Liabilities:
Due to Parent	$24,999	$—

Total Liabilities	$24,999	$—

Commitments and Contingencies	—	—

Equity:
Preferred Stock, $0.01 par value; 50,000,000 shares authorized and none outstanding	$—	$—
Common Stock, $0.01 par value, 1,000,000,000 shares authorized, 100 shares issued and outstanding	1	1

Total Equity	1	1

Total Liabilities and Equity	$25,000	$1

See notes to balance sheets.

COREPOINT LODGING INC.

NOTES TO BALANCE SHEETS

NOTE 1. ORGANIZATION

LQ PropCo Inc. (the “Corporation”) was incorporated in Maryland on May 8, 2017 and was initially capitalized with the issuance of 100 shares of common stock with $0.01 par value in exchange for $1.00. In July 2017, the Corporation changed its name to CorePoint Lodging Inc. In December 2017, CorePoint OP GP L.L.C. and CorePoint Operating Partnership L.P. were formed as subsidiaries to the Corporation. The Corporation has had no operations since its formation.

The Corporation has filed a Registration Statement on Form 10 with the Securities and Exchange Commission providing for a reorganization (the “Spin”) whereby the Corporation will become a holding corporation whose assets are expected to include all of the owned real estate assets of La Quinta Intermediate Holdings LLC, the Corporation’s parent. Following the Spin, the Corporation is expected to own through its subsidiaries following the reorganization, 315 hotels and a majority interest in another hotel. Immediately following the Spin, the Corporation is expected to elect to qualify as a Real Estate Investment Trust (“REIT”) for United States federal income tax reporting purposes and will lease each of its wholly owned hotels to a taxable REIT subsidiary, CorePoint TRS LLC (“CorePoint TRS”), which is presently a wholly owned subsidiary of LQ Intermediate Holdings LLC. CorePoint TRS is expected to engage a subsidiary of La Quinta Holdings Inc., (“Holdings”) after its merger with a subsidiary of Wyndham Worldwide Corporation, to manage the hotels leased from the Corporation.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying balance sheets have been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, changes in stockholder’s equity and cash flows have not been presented in the financial statements because there have been no activities with the exception of a $24,999 advance from Holdings to the Corporation to establish a bank account in the Corporation’s name.

NOTE 3. COMMITMENTS AND CONTINGENCIES

Legal contingencies—The Corporation is not a party to any litigation or claims, other than routine matters arising in the ordinary course of business, that are incidental to the operation of the business of the Corporation. The Corporation believes that the results of all claims and litigation, individually or in the aggregate, will not have a material adverse effect on its business or financial position.

NOTE 4. RELATED PARTIES

Organization costs and registration expenses—The Corporation’s organization costs and registration expenses are paid by the Corporation’s ultimate parent, Holdings, on the Corporation’s behalf. Organization costs and registration expenses include all costs paid or accrued by Holdings in connection with the Registration Statement on Form 10. As of May 8, 2017 and February 28, 2018, respectively, certain organization costs and registration expenses totaling approximately $63,000 and $2,345,000 were incurred by Holdings and are not reflected in the accompanying balance sheets because such costs are not a liability of the Corporation as the Corporation is not required to reimburse Holdings for these costs.

In June 2017, Holdings advanced the Corporation $24,999 to establish a bank account in the Corporation’s name. The Corporation plans to settle the Due to Parent upon effectiveness of the Spin.

NOTE 5. STOCKHOLDER’S EQUITY

The Corporation is authorized to issue 1,000,000,000 shares of common stock, par value $0.01 per share (“Common Stock”) and 50,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”). The Corporation’s board of directors is expressly authorized to provide for the issuance of all or any of the shares of the two classes of stock. The Corporation has issued 100 shares of Common Stock in exchange for $1.00, all of which were held by Holdings at May 8, 2017 and by LQ Intermediate Holdings LLC at February 28, 2018.

NOTE 6. SUBSEQUENT EVENTS

In connection with the preparation of the accompanying balance sheets as of February 28, 2018 and May 8, 2017, the Company has evaluated events and transactions occurring after those dates, for potential recognition or disclosure through April 2, 2018, the date that the accompanying balance sheets were available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

La Quinta Holdings Inc.

Irving, Texas

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of La Quinta Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Dallas, Texas

February 28, 2018

We have served as the Company’s auditor since 2006.

La Quinta Holdings Inc.

Consolidated Balance Sheets

As of December 31, 2017 and 2016

	2017	2016
	(in thousands, except share data)
ASSETS
Current Assets:
Cash and cash equivalents	$140,849	$160,596
Accounts receivable, net of allowance for doubtful accounts of $4,296 and $4,022	66,183	45,337
Assets held for sale	8,706	29,544
Other current assets	12,015	9,943

Total Current Assets	227,753	245,420

Property and equipment, net of accumulated depreciation	2,506,523	2,456,780
Intangible assets, net of accumulated amortization	175,982	177,002
Other non-current assets	42,838	13,321

Total Non-Current Assets	2,725,343	2,647,103

Total Assets	$2,953,096	$2,892,523

LIABILITIES AND EQUITY
Current Liabilities:
Current portion of long-term debt	$17,514	$17,514
Accounts payable	48,757	38,130
Accrued expenses and other liabilities	59,587	64,581
Accrued payroll and employee benefits	52,113	38,467
Accrued real estate taxes	20,782	21,400

Total Current Liabilities	198,753	180,092

Long-term debt	1,670,447	1,682,436
Other long-term liabilities	21,833	29,130
Deferred tax liabilities	233,765	343,028

Total Liabilities	2,124,798	2,234,686

Commitments and Contingencies
Equity:
Preferred Stock, $0.01 par value; 100,000,000 shares authorized and none outstanding as of December 31, 2017 and 2016	—	—
Common Stock, $0.01 par value; 2,000,000,000 shares authorized at December 31, 2017 and 2016, 132,478,073 shares issued and 117,345,996 shares outstanding as of December 31, 2017 and 131,750,715 shares issued and 116,790,470 shares outstanding as of December 31, 2016	1,325	1,318
Additional paid-in-capital	1,181,639	1,165,651
Accumulated deficit	(144,041)	(296,006)
Treasury stock at cost, 15,132,077 shares at December 31, 2017 and 14,960,245 shares at December 31, 2016	(212,461)	(209,523)
Accumulated other comprehensive loss	(760)	(6,372)
Noncontrolling interests	2,596	2,769

Total Equity	828,298	657,837

Total Liabilities and Equity	$2,953,096	$2,892,523

The accompanying notes are an integral part of these consolidated financial statements.

La Quinta Holdings Inc.

Consolidated Statements of Operations

For the years ended December 31, 2017, 2016 and 2015

	2017	2016	2015
	(in thousands, except per share data)
REVENUES:
Room revenues	$819,547	$855,302	$887,358
Franchise and other fee-based revenues	114,600	106,468	100,069
Other hotel revenues	18,972	19,334	19,343

	953,119	981,104	1,006,770
Brand marketing fund revenues from franchised properties	27,511	25,150	23,204

Total Revenues	980,630	1,006,254	1,029,974
OPERATING EXPENSES:
Direct lodging expenses	416,682	409,886	398,828
Depreciation and amortization	148,421	147,081	166,642
General and administrative expenses	142,938	115,715	125,697
Other lodging and operating expenses	56,180	62,281	63,513
Marketing, promotional and other advertising expenses	70,613	68,327	69,810
Impairment loss	1,178	104,258	50,121
(Gain) loss on sales	(3,665)	(4,908)	4,088

	832,347	902,640	878,699
Brand marketing fund expenses from franchised properties	27,511	25,150	23,204

Total Operating Expenses	859,858	927,790	901,903

Operating Income	120,772	78,464	128,071
OTHER INCOME (EXPENSES):
Interest expense, net	(81,617)	(81,419)	(86,504)
Other income	1,416	2,345	7,632

Total Other Expenses	(80,201)	(79,074)	(78,872)

Income (Loss) Before Income Taxes	40,571	(610)	49,199
Income tax benefit (expense)	111,556	(493)	(22,487)

NET INCOME (LOSS)	152,127	(1,103)	26,712
Less: net income attributable to noncontrolling interests	(162)	(185)	(347)

Net Income (Loss) attributable to La Quinta Holdings’ stockholders	$151,965	$(1,288)	$26,365

Earnings (loss) per share:
Basic earnings (loss) per share	$1.31	$(0.01)	$0.21
Diluted earnings (loss) per share	$1.30	$(0.01)	$0.20

The accompanying notes are an integral part of these consolidated financial statements.

La Quinta Holdings Inc.

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2017, 2016, and 2015

	2017	2016	2015
	(in thousands)
NET INCOME (LOSS)	$152,127	$(1,103)	$26,712
Cash flow hedge adjustment, net of tax	5,612	1,064	(4,309)

COMPREHENSIVE NET INCOME (LOSS)	157,739	(39)	22,403
Comprehensive net income attributable to noncontrolling interests	(162)	(185)	(347)

Comprehensive net income (loss) attributable to La Quinta Holdings’ Stockholders	$157,577	$(224)	$22,056

The accompanying notes are an integral part of these consolidated financial statements.

La Quinta Holdings Inc.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2017, 2016 and 2015

	Equity Attributable to La Quinta Holdings Inc. Stockholders
	Common Stock		Treasury Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Equity
	Shares	Amount
Balance as of January 1, 2015	130,695,274	$1,307	$(1,532)	$1,129,815	$(321,083)	$(3,127)	$3,075	$808,455

Net income	—	—	—	—	26,365	—	347	26,712
Distributions	—	—	—	—	—	—	(522)	(522)
Equity-based compensation	194,818	3	—	22,340	—	—	—	22,343
Repurchase of common stock	(6,587,774)	—	(106,167)	—	—	—	—	(106,167)
Cash flow hedge adjustment	—	—	—	—	—	(4,309)	—	(4,309)

Balance as of December 31, 2015	124,302,318	$1,310	$(107,699)	$1,152,155	$(294,718)	$(7,436)	$2,900	$746,512

Net (loss) income	—	—	—	—	(1,288)	—	185	(1,103)
Distributions	—	—	—	—	—	—	(316)	(316)
Equity-based compensation	828,869	8	—	14,163	—	—	—	14,171
Tax deficit related to equity comp (APIC Pool)	—	—	—	(667)	—	—	—	(667)
Repurchase of common stock	(8,340,717)	—	(101,824)	—	—	—	—	(101,824)
Cash flow hedge adjustment	—	—	—	—	—	1,064	—	1,064

Balance as of December 31, 2016	116,790,470	$1,318	$(209,523)	$1,165,651	$(296,006)	$(6,372)	$2,769	$657,837

Net income	—	—	—	—	151,965	—	162	152,127
Distributions	—	—	—	—	—	—	(335)	(335)
Equity-based compensation	747,951	7	—	15,988	—	—	—	15,995
Repurchase of common stock	(192,425)	—	(2,938)	—	—	—	—	(2,938)
Cash flow hedge adjustment	—	—	—	—	—	5,612	—	5,612

Balance as of December 31, 2017	117,345,996	$1,325	$(212,461)	$1,181,639	$(144,041)	$(760)	$2,596	$828,298

The accompanying notes are an integral part of these consolidated financial statements.

La Quinta Holdings Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2016 and 2015

	2017	2016	2015
	(in thousands)
Cash flows from operating activities:
Net income (loss)	$152,127	$(1,103)	$26,712
Adjustment to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	148,251	146,996	166,396
Amortization of other non-current assets	890	91	337
Amortization of intangible assets	667	732	937
Loss related to casualty disasters	1,557	3,051	1,824
Write off of deferred costs	—	—	18
Amortization of leasehold interests	(497)	(647)	(691)
Amortization of deferred costs	5,987	5,708	5,559
Impairment loss	1,178	104,258	50,121
(Gain) loss on sale or retirement of assets	(1,180)	(4,908)	4,533
Equity-based compensation	15,995	14,171	21,603
Deferred taxes	(112,285)	(11,800)	16,898
Provision for doubtful accounts	1,918	1,470	2,198
Changes in assets and liabilities:
Accounts receivable	2,060	(8,762)	(105)
Other current assets	(2,072)	2,123	(484)
Other non-current assets	(29,002)	537	(1,410)
Accounts payable	(13,710)	2,321	272
Accrued payroll and employee benefits	13,646	7,549	(4,278)
Accrued real estate taxes	(618)	(305)	1,135
Accrued expenses and other liabilities	(5,017)	1,446	(8,035)
Other long-term liabilities	2,187	1,445	1,039

Net cash provided by operating activities	182,082	264,373	284,579
Cash flows from investing activities:
Capital expenditures	(217,480)	(143,752)	(91,970)
Insurance proceeds on casualty disasters	5,685	3,722	4,883
Proceeds from sale of assets	32,620	71,136	37,576
Payment of franchise incentives	(1,867)	(1,938)	(30)
Decrease in other non-current assets	—	—	1,125

Net cash used in investing activities	(181,042)	(70,832)	(48,416)
Cash flows from financing activities:
Repayment of long-term debt	(17,514)	(17,514)	(152,622)
Purchase of treasury stock	(2,938)	(101,824)	(106,167)
Distributions to noncontrolling interests	(335)	(316)	(522)

Net cash used in financing activities	(20,787)	(119,654)	(259,311)

(Decrease) increase in cash and cash equivalents	(19,747)	73,887	(23,148)
Cash and cash equivalents at the beginning of the year	160,596	86,709	109,857

Cash and cash equivalents at the end of the year	$140,849	$160,596	$86,709

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid during the year	$77,073	$76,634	$83,468

Income taxes paid during the year, net of refunds	$21,846	$9,856	$12,357

SUPPLEMENTAL NON-CASH DISCLOSURE:
Capital expenditures included in accounts payable	$13,824	$5,646	$2,836

Cash flow hedge adjustment, net of tax	$5,612	$1,064	$(4,309)

Receivable for capital assets damaged by casualty disasters	$22,587	$4,127	$4,625

The accompanying notes are an integral part of these consolidated financial statements

La Quinta Holdings Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

Organization

Effective April 14, 2014 (the “IPO Effective Date”), La Quinta Holdings Inc. (“Holdings”) completed its initial public offering (“IPO”) in which Holdings issued and sold 44.0 million shares of common stock. Holdings was incorporated in the state of Delaware on December 9, 2013. Holdings may also be referred to herein as “La Quinta”, “we”, “us”, “our”, or the “Company”, as the context requires, when we refer to our historical operations and financial performance.

Lodge Holdco I L.L.C. (“Holdco I”) and Lodge Holdco II L.L.C. (“Holdco II”), each a Delaware limited liability company, were formed on January 4, 2006. Lodge Holdco III L.L.C. (“Holdco III”), a Delaware limited liability company, was formed March 17, 2006. We refer collectively to Holdco I, Holdco II, and Holdco III as the “La Quinta Predecessor Entities”. Since those dates and prior to the completion of our IPO, the La Quinta Predecessor Entities were owned and controlled by Blackstone Real Estate Partners IV L.P. and affiliates (“BREP IV”) and Blackstone Real Estate Partners V L.P. and affiliates (“BREP V”). BREP IV and BREP V are affiliates of The Blackstone Group L.P. (collectivity, the “Funds” or “Blackstone”).

In November 2014 and April 2015, Blackstone completed two secondary offerings in which it registered and sold 23.0 and 23.9 million shares of Holdings common stock, respectively. As of December 31, 2017 Blackstone owned 30.0% of Holdings’ outstanding common stock.

We own and operate hotels, some of which are subject to a ground lease, located in the United States under the La Quinta brand. We also franchise hotels under the La Quinta brand, with franchised hotels currently operating in the United States (“U.S.”), Canada, Mexico, Honduras and Colombia. All new franchised hotels are La Quinta Inn & Suites in the U.S. and Canada and LQ Hotel in Mexico and in Central and South America. As of December 31, 2017, 2016 and 2015, total owned and franchised hotels, and the approximate number of associated rooms were as follows:

	2017		2016		2015
	# of hotels	# of rooms	# of hotels	# of rooms	# of hotels	# of rooms
Owned(1)	316	40,400	321	41,000	340	43,400
Joint Venture	1	200	1	200	1	200
Franchised	585	47,800	566	46,000	545	43,900

Totals	902	88,400	888	87,200	886	87,500

(1)	As of December 31, 2017, 2016 and 2015, owned hotels includes three, five and 13 hotels, respectively, designated as assets held for sale, which are subject to a definitive purchase agreement.

Spin of CorePoint Lodging and Merger Agreement with Wyndham Worldwide

On January 18, 2017, we announced we were pursuing the possibility of separating our real estate business from our franchise and management business.

On January 17, 2018, and La Quinta Holdings Inc. and Wyndham Worldwide entered into a definitive agreement (the “Merger Agreement”) under which Wyndham Worldwide will acquire our hotel franchise and hotel management business for $1.95 billion in cash (the “Merger”). The acquisition is expected to close in the second quarter of 2018. In connection with the Merger Agreement, on January 17, 2018, we entered into a

Separation and Distribution Agreement (the “Separation Agreement”), pursuant to which, on the terms and subject to the conditions set forth in the Separation Agreement, immediately prior to the Merger with Wyndham Worldwide, we will, among other things, (i) effect a reclassification and combination of our common stock whereby each share of our common stock will be reclassified and combined into one half of a share of our common stock (par value $0.02) (the “Reverse Stock Split”), (ii) convey our owned real estate assets and certain related assets and liabilities to CorePoint Lodging Inc. (“CorePoint Lodging”) and, (iii) thereafter, distribute (the “Spin”) to our common stockholders all of the issued and outstanding shares of common stock of CorePoint Lodging, which will become a separate publicly traded company. Under the terms of the Merger Agreement, our stockholders will receive $16.80 per share in cash (after giving effect to the Reverse Stock Split), and Wyndham Worldwide will repay approximately $715 million of our debt net of cash and set aside a reserve of $240 million for estimated taxes expected to be incurred in connection with the Spin. Immediately following the Spin, in accordance with and subject to the terms of the Merger Agreement, a wholly-owned subsidiary of Wyndham Worldwide will merge with and into Holdings, with Holdings continuing as the surviving company and as a wholly-owned indirect subsidiary of Wyndham Worldwide, and our common stock will be delisted from the New York Stock Exchange.

The boards of directors of each of Wyndham Worldwide and La Quinta have approved the Merger Agreement. The Merger is subject to the approval of our stockholders, the completion of the Reverse Stock Split and the Spin and certain customary conditions.

Financing in connection with the Spin and Merger

In connection with the transactions contemplated by the Merger Agreement and the Separation Agreement, including the Merger and Spin, CorePoint Lodging will make a cash payment to La Quinta of $983,950,000, subject to certain adjustments based on the actual amount of net indebtedness of La Quinta (as of immediately prior to the effective time of the Spin) and certain accrued but unpaid expenses incurred in connection with the Spin and the Merger, immediately prior to and as a condition of the Spin. The consummation of the Merger is subject to the consummation of the Spin.

On January 17, 2018, CorePoint Lodging received a binding commitment letter (the “Commitment Letter”) from JPMorgan Chase Bank, N.A. (“JPMorgan Chase Bank”) pursuant to which, and subject to the conditions set forth therein, JPMorgan Chase Bank committed to provide a secured mortgage and, in certain circumstances mezzanine credit facility, in an aggregate principal amount of $1,035,000,000, and a $50,000,000 secured revolving credit facility. The ultimate funding by JPMorgan Chase Bank under the Commitment Letter is subject to certain customary conditions, including, but not limited to, receipt of financial information, delivery of customary documentation relating to CorePoint Lodging and its subsidiaries and consummation of the Spin and the Merger.

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany transactions have been eliminated. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and, accordingly, ultimate results could differ from those estimates.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES AND RECENTLY ISSUED ACCOUNTING STANDARDS

Revenue Recognition—Revenues primarily consist of room rentals, franchise fees and other hotel revenues. We defer a portion of our revenue from franchisees at the time the franchise agreement is signed and recognize the remainder upon hotel opening.

Room revenues are derived from room rentals at our owned hotels. We recognize room revenue on a daily basis based on an agreed-upon daily rate after the guest has stayed at one of our hotels. Customer incentive discounts, cash rebates, and refunds are recognized as a reduction of room revenues. Occupancy, hotel, and sales taxes collected from customers and remitted to the taxing authorities are excluded from revenues in the accompanying consolidated statements of operations.

Included in franchise and other fee-based revenues are franchise fee revenues, which primarily consist of revenues from franchisees for application and initial fees, royalty, reservations, and training, as well as fees related to our guest loyalty program (“Returns”). We recognize franchise fee revenue on a gross basis because we (1) are the primary obligor in these arrangements, (2) have latitude in establishing rates, (3) perform the services delivered, (4) have some discretion over supplier selection, and (5) determine the specification of services delivered. The different types of franchise fee revenues are described as follows:

•	Upon execution of a franchise agreement, a franchisee is required to pay us an initial fee. We recognize the initial fee as revenue when substantial performance of our obligations to the franchisee with respect to the initial fee has been achieved. In most cases, the vast majority of the initial fee is recognized as revenue when each franchise agreement is signed as, after that date, our remaining obligations to the franchisee are limited to (1) pre-opening inspections, for which we defer $2,500, and (2) if mandated by us or agreed to with the franchisee, preopening training and marketing support related to entry into the La Quinta brand, for which we defer $5,000. These amounts represent an estimate of the value provided to the franchisee related to the services provided, and are based on our experience with time, materials, and third-party costs necessary to provide these services. We recognize the remaining deferred initial fee as revenue when the franchised property opens as the remaining service obligations have been fulfilled.

•	For franchise agreements entered into prior to April 1, 2013, we collect a monthly royalty fee from franchisees generally equal to 4.0% of their room revenues until the franchisee has operated as a La Quinta hotel for twenty-four consecutive months. Beginning in the twenty-fifth month of operation, the franchisee monthly royalty fee increases to 4.5%. Pursuant to franchise agreements entered into with new U.S. franchisees on or after April 1, 2013, we collect a royalty fee from franchisees equal to 4.5% of their room revenues until the franchisee has operated as a La Quinta hotel for twenty-four consecutive months. Beginning in the twenty-fifth month of operation, the franchisee monthly royalty fee increases to 5.0%. In each of these cases, the franchisee has the opportunity to earn the additional 0.5% back via rebate by achieving certain defined customer satisfaction results. Pursuant to franchise agreements entered into with franchisees outside of the U.S. on or after April 1, 2013, we generally collect a royalty fee from franchisees equal to 4.5% of their room revenues throughout the term and do not offer a rebate.

•	We receive reservation and technology fees, as well as fees related to Returns, in connection with franchising our La Quinta brand. Such fees are recognized based on a percentage of the franchisee’s eligible hotel room revenues or room count. We also perform certain other services for franchisees such as training and revenue management. Revenue for these services is recognized at the time the services are performed.

Other hotel revenues include revenues generated by the incidental support of hotel operations for owned hotels and other rental income. We record rental income from operating leases associated with leasing space for restaurants, billboards, and cell towers. Rental income is recognized on a straight-line basis over the life of the respective lease agreement.

Brand marketing fund revenues from franchise properties represent fees collected from franchised hotels related to maintaining our Brand Marketing Fund (“BMF”). We maintain the BMF on behalf of all La Quinta branded hotel properties, including our owned hotels, from which national marketing and advertising campaign expenses are paid. Each La Quinta branded hotel is charged a percentage of its room revenue from which the expenses of the fund are covered. The corresponding expenditures of the BMF fees collected from franchised and managed hotels are presented as brand marketing fund expenses from franchised hotels in our consolidated statements of operations, resulting in no net impact to operating income or net loss.

Cash and cash equivalents—We consider all cash on hand, demand deposits with financial institutions, and short-term highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist of highly liquid investments that are stated at cost, which approximates fair market value. Certain balances in cash and cash equivalents exceed the Federal Deposit Insurance Corporation limit of $250,000; however, we believe credit risk related to these deposits is minimal.

Accounts receivable—Accounts receivable primarily consists of receivables due from franchisees, hotel guests, credit card companies and insurance settlements. Accounts receivable are carried at estimated collectable amounts. We periodically evaluate our receivables for collectability based on historical experience, the length of time receivables are past due, and the general economy. We provide an allowance for doubtful accounts, after considering factors that might affect the collection of accounts receivable, including historical losses and the ability of the party to meet its obligations to us. Accounts receivable are written off when determined to be uncollectable. Our insurance settlement receivables are recorded based upon the losses we have recorded as a result of emergency management services incurred or write down of assets damaged as the result of an insurable event. As of December 31, 2017 and 2016, the Company had $22.6 million and $2.0 million of insurance settlement receivables, respectively. The company does not record a receivable related to estimated cost to recover nor business interruption claims.

Property and equipment—Property and equipment are stated at cost less accumulated depreciation computed using a straight-line method over the estimated useful life of each asset. Property and equipment consists of the following, along with associated estimated useful lives:

Buildings and improvements	5 to 40 years
Hotel equipment, automobiles, furniture, and fixtures	2 to 10 years
Leasehold improvements	shorter of the lease term or the estimated useful life

We periodically review the useful lives of our long-lived assets based on current assessments of the remaining utility of our assets. Such changes are accounted for prospectively and would either increase or decrease depreciation expense in the accompanying consolidated statements of operations.

We capitalize expenditures that increase the overall value of an asset or extend an asset’s life, typically associated with hotel refurbishment, renovation, and major repairs. Such costs primarily include third party contract labor, professional design and construction costs, including associated materials, and other direct and indirect costs, such as sales and use tax, incurred during the redevelopment and renovation period. The capitalization period begins when the activities related to development have begun and ceases when the project is substantially complete and the assets are held available for use or occupancy. Once a redevelopment project is substantially complete and the associated assets are ready for intended use, costs related to the redevelopment project are no longer capitalized. Additionally, we capitalize costs such as construction administration, cost accounting, design and other various office costs that clearly relate to projects under development or construction (“Indirect Costs”). Total capitalized Indirect Costs for the year ended December 31, 2017, 2016 and 2015 was $5.2 million, $4.5 million and $2.7 million, respectively.

Normal maintenance and repair costs are expensed as incurred. When depreciable property is retired or disposed, the related cost and accumulated depreciation or amortization is removed from the applicable accounts and any gain or loss is reflected in the accompanying consolidated statements of operations.

Assets held for sale—Long-lived assets are classified as held for sale when all of the following criteria are met:

•	Management, having the authority to approve the action, commits to a plan to sell the asset and does not expect significant changes to the plan or that the plan will be withdrawn;

•	The asset is available for immediate sale in its present condition;

•	The asset is being actively marketed;

•	The sale of the asset is probable within one year.

When we identify a long-lived asset as held for sale, depreciation of the asset is discontinued and the carrying value is reduced, if necessary, to the estimated sales price less costs to sell by recording a charge to current earnings. All assets held for sale are monitored through the date of sale for potential adjustments based on offers we are willing to take under serious consideration and continued review of facts and circumstances. Losses on sales are recorded to the extent that the amounts ultimately received for the sale of assets differ from the adjusted book values of the assets. Gains on sales are recognized at the time the assets are sold, provided there is reasonable assurance the sales price will be collected and any future activities to be performed by the Company relating to the assets sold are expected to be insignificant.

Fair value measurements—Fair value is defined as the price that would be received to sell an asset or pay to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. In evaluating the fair value of both financial and non-financial assets and liabilities, we use the accounting guidance that establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels, which are as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying observable market assumptions.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. These inputs cannot be validated by readily determinable market data and generally involve considerable judgment by management.

We use the highest level of observable market data if such data is available without undue cost and effort.

Valuation and impairment of long-lived assets—We review the performance of long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We also identify properties we intend to sell and properties we intend to hold for use. For each asset or group of assets held for use with indicators of impairment, we compare the sum of the expected future cash flows (undiscounted and without interest charges) generated by the asset or group of assets with its associated net carrying value.

If the net carrying value of the asset or group of assets exceeds expected undiscounted future cash flows, the excess of the net book value over estimated fair value is charged to impairment loss in the accompanying consolidated statements of operations. Properties held for sale are reported at the lower of their carrying amount or their estimated sales price, less estimated costs to sell.

We estimate fair value primarily using Level 3 inputs by (1) calculating the discounted expected future cash flows, and (2) calculating expected liquidated sales proceeds, relying on common hotel valuation methods such as multiples of room revenues or per room valuations. Our estimate of fair value of the asset using these Level 3 inputs then becomes the new basis of the asset or group of assets and this new basis is then depreciated over the asset’s remaining useful life. We may be subject to impairment charges in the future, in the event that operating results of individual hotel operations are materially different from its forecasts, the economy or the lodging industry weakens, or if the assumed holding period of a hotel is shortened.

Intangible assets—Intangible assets consist of trademarks, franchise agreements and management contracts, Returns membership list, and leasehold interests. Owned trademarks are not amortized but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Intangible assets with a definite life are amortized on a straight-line basis over their estimated useful lives, which consist of the following:

Franchise agreements, management contracts and other	3 to 20 years
Returns membership list	3 years
Leasehold interests—hotels, restaurants, office	2 to 49 years

Derivative instruments—We use derivative instruments as part of our overall strategy to manage our exposure to market risks associated with fluctuations in interest rates. We regularly monitor the financial stability and credit standing of the counterparties to our derivative instruments. We do not enter into derivative financial instruments for trading or speculative purposes.

We record all derivatives at fair value. On the date the derivative contract is entered, we designate the derivative as one of the following: a hedge of a forecasted transaction or the variability of cash flows to be paid (“cash flow hedge”), a hedge of the fair value of a recognized asset or liability (“fair value hedge”), or an undesignated hedge instrument. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge or net investment hedge are recorded in the consolidated statements of comprehensive income (loss) until they are reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Changes in the fair value of a derivative that is qualified, designated and highly effective as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in current period earnings. Cash flows from designated derivative financial instruments are classified within the same category as the item being hedged in the consolidated statements of cash flows.

If we determine that we qualify for and will designate a derivative as a hedging instrument at the designation date, we formally document all relationships between hedging activities, including the risk management objective and strategy for undertaking various hedge transactions. This process includes matching all derivatives that are designated as cash flow hedges to specific forecasted transactions, linking all derivatives designated as fair value hedges to specific assets and liabilities in our consolidated balance sheets, and determining the foreign currency exposure of net investment of the foreign operation for a net investment hedge.

On a quarterly basis, we assess the effectiveness of our designated hedges in offsetting the variability in the cash flows or fair values of the hedged assets or obligations via use of a statistical regression approach. Additionally, we measure ineffectiveness using the hypothetical derivative method. This method compares the cumulative change in fair value of each hedging instrument to the cumulative change in fair value of a hypothetical hedging instrument, which has terms that identically match the critical terms of the respective hedged transactions. Thus, the hypothetical hedging instrument is presumed to perfectly offset the hedged cash flows. Ineffectiveness results when the cumulative change in the fair value of the hedging instrument exceeds the cumulative change in the fair value of the hypothetical hedging instrument. We discontinue hedge accounting prospectively when the derivative is not highly effective as a hedge, the underlying hedged transaction is no longer probable, or the hedging instrument expires, is sold, terminated or exercised.

Insurance and self-insurance programs—We purchase insurance to limit the risk of loss associated with our lodging operations and use paid loss retrospective insurance for exposures covered under commercial general liability, automobile liability, and workers’ compensation insurance policies. Predetermined loss deductibles and self-insured retentions and liability limits have been selected to limit the per occurrence cash outlay.

We have a self-insurance program for major medical and hospitalization coverage offered to employees and their dependents that is partially funded by payroll deductions from our employees. Under the self-insurance program, payments for major medical and hospitalization to individual participants which are below specified deductible amounts are paid by us through a third party administrator.

As of December 31, 2017 and 2016, we accrued the following liabilities related to these insurance programs:

	2017	2016
	(in thousands)
Automobile and general liability insurance	$14,410	$21,219
Workers’ compensation	10,880	10,575
Health insurance	1,709	1,350

	$26,999	$33,144

The liability for automobile and general liability insurance is included in accrued expenses and other liabilities and the liability for workers’ compensation and health insurance is included in accrued payroll and employee benefits in the accompanying consolidated balance sheets.

Customer loyalty program—We administer Returns, which allows members to earn points based on certain dollars spent. Members may redeem points earned for free night certificates, gift cards, airline miles, and a variety of other awards. We account for the economic impact of points earned by accruing an estimate of its liability for unredeemed points. The expense related to this estimate includes the incremental cost of the stay at one of our hotels or the value of awards purchased from program partners. We estimate the future redemption obligation based upon historical experience, including an estimate of “breakage” for points that will never be redeemed. The estimate is based on a calculation that includes assumptions for the redemption rate, redemption type (whether for a free night certificate or other award), rate of redemption at Company-owned hotels versus franchised hotels and the number of points required per stay. The net expenses of the Returns program are charged to marketing, promotional and other advertising expenses in the accompanying consolidated statements of operations.

As of December 31, 2017 and 2016, the total liability for Returns points was approximately $18.9 million and $17.1 million, respectively, of which $6.5 million and $5.9 million are included in accrued expenses and other liabilities, representing the estimated points expected to be redeemed in the next year. The remainder is included within other long-term liabilities in the accompanying consolidated balance sheets.

Actual financial results of the Returns program may vary from our estimate due primarily to variances from assumptions used in the calculation of the obligation for future redemptions and changes in member behavior. These variances are accounted for as changes in estimates and are charged to operations as they become known.

Noncontrolling interests—Noncontrolling interests are recognized within total equity in our consolidated balance sheets, reflected in net income attributable to noncontrolling interests in our consolidated statements of operations, and included in our consolidated statements of equity.

We hold a 60% controlling equity interest in a joint venture. The joint venture owns and operates one hotel in New Orleans, Louisiana. The noncontrolling interest, totaling 40%, represents the external partner’s interest in the joint venture of approximately $2.6 million and $2.8 million as of December 31, 2017 and 2016, respectively. Total distributions to the noncontrolling interest holder were approximately $0.3 million, $0.3 million and $0.5 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Direct lodging expenses—Direct lodging expenses primarily consist of direct labor costs, repairs and maintenance, utilities, and other advertising costs to operate our owned hotels.

Other lodging and operating expenses—Other lodging and operating expenses consist of indirect costs to operate our owned hotels such as property taxes and insurance.

General and administrative expenses—General and administrative expenses consist of items such as corporate operating expenses including operations, information technology, accounting, legal, human resources, and equity based compensation.

Marketing, promotional and other advertising expenses—Marketing, promotional, and other advertising expenses consist of BMF expenses not paid for with funds received from franchised or managed hotels, expenses related to other customer loyalty programs such as Returns, and other advertising expenses.

Advertising costs—We incur advertising costs associated with general promotion of the La Quinta brand and specific advertising and marketing support for our operation and for the operations of our franchisees. We expense the production cost of advertising the first time the advertising is publicly displayed.

For the years ended December 31, 2017, 2016 and 2015, we incurred advertising and promotional expenses included within the following in the accompanying consolidated statements of operations:

	2017	2016	2015
	(in thousands)
Direct lodging expenses	7,793	5,427	5,615
General and administrative expenses	1,675	1,649	1,249
Marketing, promotional and other advertising expenses	58,448	58,397	61,209

Total	$67,916	$65,473	$68,073

Long-term debt amendments—We may elect to amend, extend, repay, or otherwise modify the terms of our long-term debt arrangements. When such a transaction occurs, we determine the appropriate accounting treatment primarily by first determining whether we have been fully relieved of our obligation by the creditor. If so, we recognize an extinguishment of debt and calculate a gain or loss which is reflected as gain or loss on extinguishment of debt in the accompanying consolidated statements of operations. If we are not fully relieved of our obligation by the creditor, we consider whether the amended debt agreement has substantially different terms, generally defined as a change in cash flows, on a present value basis, of 10 percent or greater. If the terms are not substantially different, we account for the change as a modification. If the terms are substantially different, we account for the change as an extinguishment of the old debt and the issuance of a new debt instrument. The determination of modification or extinguishment status then governs the expense versus deferral treatment of third party costs paid related to the modification.

Equity-Based Compensation—We recognize the cost of services received in an equity-based payment transaction with an employee as services are received and record either a corresponding increase in equity or a liability, depending on whether the instruments granted satisfy the equity or liability classification criteria.

The measurement objective for equity awards is the estimated fair value at the grant date of the equity instruments that we are obligated to issue when employees have rendered the requisite service and satisfied any other conditions necessary to earn the right to benefit from the instruments. The compensation cost for an award classified as an equity instrument is recognized ratably over the requisite service period. The requisite service period is the period during which an employee is required to provide service in exchange for an award.

Compensation cost for awards with performance conditions is recognized over the requisite service period if it is probable that the performance condition will be satisfied. If such performance conditions are not considered probable until they occur, no compensation expense for these awards is recognized.

Income Taxes—The accompanying consolidated financial statements include taxable entities and limited liability companies. Limited liability companies generally are not subject to federal income taxes at the entity level. For our taxable subsidiaries, we account for income taxes using the asset and liability approach for financial accounting and reporting purposes.

For financial reporting purposes, income tax expense or benefit is based on reported financial accounting income or loss before income taxes.

Deferred tax assets and liabilities reflect the temporary differences between assets and liabilities recognized for financial reporting and the analogous amounts recognized for tax purposes using the statutory tax rates expected to be in effect for the year in which the differences are expected to reverse, within the taxable subsidiaries.

We evaluate the probability of realizing the future benefits of deferred tax assets and provide a valuation allowance for the portion of any deferred tax assets where the likelihood of realizing an income tax benefit in the future does not meet the more-likely-than-not criteria for recognition.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. We accrue interest and, if applicable, penalties for any uncertain tax positions. Our policy is to classify interest and penalties as a component of income tax expense. The Company has open tax years dating back to 2010.

The State of Texas imposes a margin tax of 0.75%, based on the prior year’s Texas-sourced gross receipts. This tax is treated as an income tax and accrued in the accounting period in which the taxable gross receipts are recognized.

We are required by certain foreign jurisdictions to have franchisees withhold, for income tax purposes, a percentage of revenues related to royalties and certain other revenues. For the period from January 1, 2015 to December 31, 2017, the withholding rate was between 10% and 33% depending upon the country, after the application of certain income tax treaties between the U.S. and Mexico and Canada. These taxes are treated as an income tax and expensed in the period in which the taxable gross receipts are recognized.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted into law. The new legislation contains several key tax provisions that affected us, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. We are required to recognize the effect of the tax law changes in the period of enactment, which includes re-measuring our U.S. deferred tax assets and liabilities as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation is expected over the next 12 months, we consider the deferred tax re-measurements and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

Comprehensive income—Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources and includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners.

Concentrations of credit risk and business risk— Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and cash equivalents, and restricted cash. We utilize financial institutions that we consider to be of high credit quality and consider the risk of default to be minimal. We also monitor the credit-worthiness of our customers and financial institutions before extending credit or making investments.

Lodging operations are particularly sensitive to adverse economic and competitive conditions and trends, which could adversely affect the Company’s business, financial condition, and results of operations.

Geographic concentrations, which potentially subject us to concentrations of business risk, relate primarily to locations of hotels and the revenue recognized in various states within the United States. We have a concentration of hotels operating in Texas, Florida and California.

The percentages of our total revenues from these states for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017	2016	2015
Texas	21%	21%	22%
Florida	16%	16%	17%
California	10%	10%	9%

Total	47%	47%	48%

Newly Issued Accounting Standards

In February 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220). The guidance in ASU 2018-02 allows an entity to elect to reclassify the stranded tax effects related to the Tax Cuts and Jobs Act (the Tax Act) of 2017 from accumulated other comprehensive income into retained earnings. ASU 2018-02 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. We are currently evaluating the effect this standard will have on its Consolidated Financial Statements.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The purpose of this update is to better align a company’s risk management activities and financial reporting for hedging relationships, simplify the hedge accounting requirements, and improve the disclosure of hedging arrangements. ASU 2017-12 is effective for annual reporting periods, and interim periods beginning after December 31, 2018. Early adoption is permitted. We are currently evaluating the impact of this guidance on our consolidated financial position, results of operations and related disclosures.

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting. This update clarifies the changes to terms or conditions of a share-based payment award that require an entity to apply modification accounting. ASU 2017-09 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2017. Early application is permitted and prospective application is required. We do not expect the implementation of this guidance to have a material impact on our consolidated financial position and results of operations.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which provides guidance for evaluating whether certain transactions are to be accounted for as an acquisition (or disposal) of either a business or an asset. This standard is applied on a prospective basis. Early adoption is permitted for transactions occurring subsequent to the issuance of ASU 2017-01 and not reported in the financial statements. The guidance is effective for the interim and annual periods beginning after December 15, 2017, on a prospective basis, and earlier adoption is permitted for transactions occurring subsequent to the issuance of ASU 2017-01 and not reported in the financial statements. We do not anticipate the adoption of this guidance will have a material impact on our consolidated financial position, results of operations and related disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those years, beginning after December 15, 2018. Historically, credit losses have not been material to the Company. We are currently evaluating the impact of this guidance on our financial statements but do not expect the implementation of this guidance to have a material impact on our consolidated financial position and results of operations.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize on the balance sheet a right-of-use asset, representing its right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. The guidance also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases. The standard requires the use of a modified retrospective transition approach, which includes a number of optional practical expedients that entities may elect to apply. The guidance is effective for the interim and annual periods beginning after December 15, 2018. Early adoption is permitted. The impact of this guidance is expected to increase assets and liabilities on the Company’s consolidated balance sheet. We are currently evaluating the magnitude of the impact of this guidance on our consolidated financial statements and related disclosures.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). La Quinta implemented ASU 2014-09, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective method for open contracts. Upon adoption, the accounting change is applied to the current period with the cumulative adjustment recorded to retained earnings. The prior period results will not be recast to reflect the new standard. The adoption of this new standard is not expected to have a significant impact on our 2018 operating results primarily due to the reversing effects from the cumulative adjustment recorded to retained earnings, as well as how we account for new franchise agreements.

While we continue to complete our analysis of the possible impacts on our consolidated financial statements, ASC 606 is expected to impact either the amount or timing of revenue recognition as follows:

1)	Revenue related to our La Quinta Returns loyalty program will be recognized upon point redemption as opposed to when points are issued. Also, as a sponsor of the loyalty program, any points used at owned hotels will be accounted for as a reduction in revenue from owned hotels as opposed to expense;

2)	Application, initial and transfer fees charged when new franchised hotels enter our system or there is a change of ownership will be recognized over the term of the franchise contract, rather than primarily upon execution of the contract;

3)	Certain customer acquisition costs in the form of commission expense will be deferred and recognized as part of general and administrative expense over the period of expected benefit; and

4)	Certain customer acquisition costs in the form of key money incentives will continue to be recognized as a reduction in revenue. However, the term of amortization will change to the period of expected benefit.

We expect to record transition adjustments for the items above that will result in net increases in accumulated deficit and other non-current assets of approximately $20 million and $7 million, respectively, and a net increase to deferred revenue of approximately $27 million.

Newly Adopted Accounting Standards

In January 2017, the FASB issued ASU 2017-03, Accounting Changes and Error Corrections (Topic 250) and Investments—Equity Method and Joint Ventures (Topic 323): Amendments to SEC Paragraphs Pursuant to Staff Announcements. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. We adopted this standard on January 1, 2017 and it did not have a material effect on our financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. The new guidance requires that entities recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted but should be in the first interim period. The new guidance should also be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. We adopted this standard on January 1, 2017 and it did not have a material effect on our financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments: A Consensus of the FASB Emerging Issues Task Force. The amendments provide guidance on eight specific cash flow classification issues: debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate and bank-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows and application of the predominance principle. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is permitted. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. We adopted this standard on January 1, 2017 on a retrospective basis. For the years ended December 31, 2016 and 2015, we reclassified $1.6 million and $2.2 million, respectively, from insurance proceeds on casualty disasters in cash flows from investing activities to the change in accounts receivable in cash flows from operating activities on the consolidated statement of cash flows.

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects related to the accounting for share-based payment transactions. Per ASU 2016-09: (1) all excess tax benefits and tax deficiencies should be recognized as income tax expense or benefit in the income statement, rather than in additional paid-in capital under current guidance; (2) excess tax benefits should be classified along with other income tax cash flows as an operating activity on the statement of cash flows, rather than as a separate cash inflow from financing activities and cash outflow from operating activities under current guidance; (3) cash paid by an employer when directly withholding shares for tax-withholding purposes should be classified as a financing activity; and (4) an entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest, as under current guidance, or account for forfeitures when they occur. ASU 2016-09 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016. We adopted this standard on January 1, 2017. We prospectively applied the guidance dictating excess tax benefits be recognized on the income statement. We retrospectively applied the guidance dictating the presentation of excess tax benefits as an operating cash flow. For the year ended December 31, 2015, the adoption of this standard resulted in $0.8 million excess tax benefit presented in operating and financing cash activities in the consolidated cash flow statement being eliminated from the presentation. For the year ended December 31, 2016, the adoption of this standard resulted in the excess tax benefit presented in operating and financing activities in the consolidated cash flow statement being eliminated from the presentation. The adoption of this standard did not have a material impact on our financial statements. In addition, we retrospectively applied the guidance dictating cash paid by an employer when directly withholding shares for tax-withholding purposes are classified as a financing activity, which is consistent with the Company’s historical presentation, and therefore had no impact to the Company. Finally, we elected to account for forfeitures when they occur.

From time to time, new accounting standards are issued by FASB or other standards setting bodies, which we adopt as of the specified effective date. Unless otherwise discussed, we believe the impact of recently issued standards that are not yet effective will not have a material impact on our consolidated financial statements upon adoption.

NOTE 3. ASSETS HELD FOR SALE

Assets Held for Sale

During the third quarter of 2015, 24 of our hotels and one additional restaurant parcel were classified as assets held for sale. The sale of these assets does not represent a major strategic shift and does not qualify for discontinued operations reporting. During the fourth quarter of 2015, 11 of the hotels were sold for $34.1 million, net of transaction costs. During 2016, the remaining 13 of these hotels were sold for $34.4 million, net of transaction costs.

During 2016, six additional hotels were sold for $33.9 million, net of transaction costs, resulting in a net gain on sale of $4.9 million. Additionally, five hotels were classified as assets held for sale during 2016.

During 2017, four of the hotels placed in held for sale during 2016 were sold for $27.8 million, net of transaction costs, resulting in a gain on sale of $1.3 million. The restaurant parcel, placed in held for sale during 2015, sold for $1.4 million, net of transaction costs, resulting in a gain of on sale of $0.3 million. Additionally, three hotels were classified as assets held for sale during 2017, one of which was sold for $3.4 million, net of transaction costs, resulting in a gain on sale of $2.0 million. Subsequent to December 31, 2017, one hotel was sold for $4.4 million, net of transaction costs.

As of December 31, 2017 and 2016, the carrying amounts of the major classes of assets for the assets held for sale were as follows:

	December 31, 2017	December 31, 2016
	(in thousands)
Current assets	$33	$64
Property and equipment, net	8,611	29,383
Other non-current assets	62	97

Total assets held for sale	$8,706	$29,544

NOTE 4. INTANGIBLE ASSETS

Intangible assets consist of both finite-lived and indefinite-lived assets. The following is a summary of our intangible assets as of December 31, 2017 and 2016:

	2017			2016
	Weighted average remaining life		Amount	Weighted average remaining life		Amount
			(in thousands)			(in thousands)
Finite-lived assets:
Favorable leasehold interests—hotels, restaurants, offices	25 years		$9,680	26 years		$9,680
Franchise agreements, management contracts and other	3 years		18,015	4 years		18,015
Returns membership list	—	(1)	3,200	—	(1)	3,200
Accumulated amortization			(24,347)			(23,327)

Total finite–lived assets			6,548			7,568
Indefinite-lived assets:
Trademarks—La Quinta			169,434			169,434

Total			$175,982			$177,002

(1)	As of December 31, 2017 and 2016, the Returns membership list has been fully amortized.

	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Amortization expense related to intangible assets:
Depreciation and amortization expense	$667	$732	$937
Direct lodging operations	353	361	374

Total amortization expense	$1,020	$1,093	$1,311

As of December 31, 2017, estimated amortization expense related to intangible assets for the years ending December 31 is as follows (in thousands):

2018	$908
2019	897
2020	797
2021	353
2022	353
Thereafter	3,240

$6,548

The accumulated amortization and related amortization expense described above do not include the impact of unfavorable leasehold interests which are reflected within other non-current liabilities in the accompanying consolidated balance sheets. For the years ended December 31, 2017, 2016 and 2015, approximately $0.8 million, $1.0 million and $1.1 million of amortization expense, related to unfavorable leasehold interests, was reported as a reduction of depreciation and amortization expenses in the accompanying consolidated statements of operations.

NOTE 5. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment as of December 31, 2017 and 2016:

	2017	2016
	(in thousands)
Land	$738,760	$740,996
Buildings and improvements	2,713,860	2,621,924
Furniture, fixtures, equipment and other	474,776	429,307

Total property and equipment	3,927,396	3,792,227
Less accumulated depreciation	(1,497,718)	(1,397,514)

Property and equipment, net	2,429,678	2,394,713
Construction in progress	76,845	62,067

Total property and equipment, net of accumulated depreciation	$2,506,523	$2,456,780

Depreciation and amortization expense related to property and equipment was $148.3 million, $147.0 million and $166.4 million for the years ended December 31, 2017, 2016 and 2015 respectively. Construction in progress includes capitalized costs for ongoing projects that have not yet been put into service.

NOTE 6. LONG-TERM DEBT

Long-term debt as of December 31, 2017 and 2016 was as follows:

	2017	2016
	(in thousands)
Current portion of term facility	$17,514	$17,514
Long-term portion of term facility	1,670,447	1,682,436

Total long term debt(1)	$1,687,961	$1,699,950

(1)	As of December 31, 2017 and 2016, the 30 day United States dollar London Interbank Offering Rate (“LIBOR”) was 1.56% and 0.72%, respectively. As of December 31, 2017, the interest rate, maturity date and principal payments on the Term Facility were as follows:

•	During the years ended December 31, 2017 and 2016, we made quarterly scheduled principal payments totaling $17.5 million.

•	The interest rate for the Term Facility through July 31, 2015 was LIBOR with a floor of 1.0% plus a spread of 3.0%. As of July 31, 2015, we achieved a consolidated first lien net leverage ratio of less than 4.50 to 1.00, and as a result the rate decreased to LIBOR with a floor of 1.0% plus a spread of 2.75% for the period from August 1, 2015 to December 31, 2017. Included in the Term Facility as of December 31, 2017 and 2016 is an unamortized original issue discount of $5.3 million and $6.7 million, respectively. As of December 31, 2017 and 2016, we had $16.2 million, respectively, in accrued interest included within accrued expenses and other liabilities in the accompanying consolidated balance sheets.

Term Facility

On April 14, 2014, Holdings’ wholly owned subsidiary, La Quinta Intermediate Holdings L.L.C. (the “Borrower”), entered into a new credit agreement (the “Agreement”) with JPMorgan Chase Bank, N.A. (“JPM”), as administrative agent, collateral agent, swing line lender and L/C issuer, J.P. Morgan Securities LLC, Morgan Stanley Senior Funding, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets

Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Goldman Sachs Bank USA, and Wells Fargo Securities, LLC, as joint lead arrangers and joint book runners, and the other agents and lenders from time to time party thereto.

The credit agreement provides for senior secured credit facilities (collectively the “Senior Facilities”) consisting of:

•	$2.1 billion senior secured term loan facility (the “Term Facility”), which will mature in 2021; and

•	$250 million senior secured revolving credit facility (the “Revolving Facility”), $50 million of which is available in the form of letters of credit, which will mature in 2019.

The Revolving Facility includes borrowing capacity available for letters of credit and for short-term borrowings referred to as the swing line borrowings. In addition, the Senior Facilities also provide the Borrower with the option to (1) raise incremental facilities including an uncommitted incremental facility that provides the Borrower the option to increase the amounts available under the Term Facility and/or the Revolving Facility by an aggregate of up to $350 million, subject to additional increases upon achievement of a consolidated first lien net leverage ratio of less than or equal to 6.00 to 1.00 (or, after the first anniversary of the closing date, 5.75 to 1.00), (2) refinance the loans with debt incurred outside the Senior Facilities, and (3) extend the maturity date of the Revolving Credit Facility and Term Facility, subject to certain limitations.

The proceeds of the Term Facility, together with the net cash proceeds of the IPO and other cash on hand, were used to repay the Holdco I Mortgage Loan and Mezzanine Loans (collectively the “ Holdco I Loans”) and the Holdco III Mortgage Loan, and to acquire the Previously Managed Hotels. Upon completion of the refinancing, we recognized a $2.0 million loss on extinguishment of debt in our consolidated statements of operations. We also incurred $28.7 million of debt issuance costs for the Senior Facilities, which is being amortized over the terms of the underlying debt agreement. As of December 31, 2017 and 2016, the net balance of these debt issuance costs included in our consolidated balance sheet was $14.4 million and $18.5 million, respectively.

Interest Rate and Fees—Borrowings under the Term Facility bear interest, at the Borrower’s option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the JPM prime lending rate, (2) the Federal Funds Effective Rate plus 1/2 of 1.00% and (3) the adjusted LIBOR rate for a one-month interest period plus 1.00% or (b) a LIBOR rate determined by reference to the Reuters LIBOR rate for the interest period relevant to such borrowing. The margin for the Term Facility is 2.00%, in the case of base rate loans, and 3.00%, in the case of LIBOR rate loans, subject to one step-down of 0.25% upon the achievement of a consolidated first lien net leverage ratio (as defined in the Agreement) of less than or equal to 4.50 to 1.00, subject to a base rate floor of 2.00% and a LIBOR floor of 1.00%. As of July 31, 2015, we achieved a consolidated first lien net leverage ratio of less than 4.50 to 1.00, and, as a result we realized the step-down of 0.25% after that date.

Borrowings under the Revolving Facility bear interest, at the Borrower’s option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the JPM prime lending rate, (2) the Federal Funds Effective Rate plus 1/2 of 1.00% and (3) the adjusted LIBOR rate for a one-month interest period plus 1.00% or (b) a LIBOR rate determined by reference to the Reuters LIBOR rate for the interest period relevant to such borrowing. The margin for the Revolving Facility is 1.50%, in the case of base rate loans, and 2.50%, in the case of LIBOR rate loans, subject to three step-downs of 0.25% each upon the achievement of a consolidated first lien net leverage ratio of less than or equal to 5.00 to 1.00, 4.50 to 1.00 and 4.00 to 1.00, respectively. As of March 2, 2015, we achieved a consolidated first lien net leverage ratio of less than 5.00 to 1.00, and after March 2, 2015 we realized the first step-down in margin of 0.25%. As of July 31, 2015, we achieved a consolidated first lien net leverage ratio of less than 4.50 to 1.00, and, as a result we realized the second step-down in margin of 0.25% after that date.

In addition, the Borrower is required to pay a commitment fee to the lenders under the Revolving Facility in respect of the unutilized commitments thereunder. The commitment fee rate is 0.50% per annum subject to a step-down to 0.375%, upon achievement of a consolidated first lien net leverage ratio of less than or equal to 5.00 to 1.00. As of March 2, 2015, we achieved a consolidated first lien net leverage ratio of less than 5.00 to 1.00, and after March 2, 2015, the commitment fee rate is 0.375%. The Borrower is also required to pay customary letter of credit fees.

Prepayments—The Term Facility requires mandatory prepayments, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 25% and 0%, as applicable, subject to achievement of a consolidated first lien net leverage ratio of less than or equal to 5.25 to 1.00 and 4.00 to 1.00, respectively) of annual excess cash flow, calculated in accordance with the Agreement;

•	100% of the net cash proceeds (including insurance and condemnation proceeds) of all non-ordinary course asset sales or other dispositions of property by the Borrower and its restricted subsidiaries subject to de minimus thresholds, if those net cash proceeds are not reinvested in assets to be used in the Borrower’s business or to make certain other permitted investments (a) within 12 months of the receipt of such net cash proceeds or (b) if the borrower commits to reinvest such net cash proceeds within 12 months of the receipt thereof, within 180 days of the date of such commitment; and

•	100% of the net proceeds of any incurrence of debt by the Borrower or any of its restricted subsidiaries, other than debt permitted to be incurred or issued under the Senior Facilities.

Each lender of the Term Facility will have the right to reject its pro rata share of mandatory prepayments described above, in which case the Borrower may retain the amounts so rejected. The foregoing mandatory prepayments will be applied to installments of the Term Facility in direct order of maturity.

The Borrower has the ability to voluntarily repay outstanding loans at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

Amortization—The Borrower is required to repay installments on the Term Facility in quarterly installments equal to 0.25% of the original principal amount less any prepayments on the Term Facility, with the remaining amount payable on the applicable maturity date with respect to the Term Facility.

Guarantees and security—The obligations under the Senior Facilities will be unconditionally and irrevocably guaranteed by Holdings, any subsidiary of Holdings that directly or indirectly owns any issued and outstanding equity interests of the Borrower, and, subject to certain exceptions, each of the Borrower’s existing and future material domestic wholly owned subsidiaries (collectively, the “Guarantors”). In addition, the Senior Facilities will be collateralized by first priority or equivalent security interests in (i) all the capital stock, or other equity interests in, the Borrower and each of the Borrower’s and the Guarantors’ material direct or indirect wholly owned restricted domestic subsidiaries, and 65% of the voting stock (and 100% of the nonvoting stock) of, or other equity interests in, each of the Borrower’s or any subsidiary guarantors’ material direct wholly owned first-tier restricted foreign subsidiaries, and (ii) certain tangible and intangible assets of the Borrower (other than real property except for certain real property described in the credit agreement) and Guarantors (subject to certain exceptions and qualifications).

As of the closing date for the Senior Facilities, Holdings did not have any of its foreign subsidiaries, non-wholly owned domestic subsidiaries that are restricted subsidiaries or immaterial subsidiaries guarantee the Senior Facilities. The Borrower will also have the ability to designate certain subsidiaries as unrestricted subsidiaries utilizing its investment capacity under the Agreement.

Certain covenants and events of default—The Agreement contains a number of significant affirmative and negative covenants and customary events of default. Such covenants, among other things, limit or restrict, subject to certain exceptions, the ability of (i) Holdings, the direct parent of the Borrower, to engage in any material operating or business activities other than the ownership of the equity interests of the Borrower and (ii) the Borrower and its restricted subsidiaries to:

•	incur additional indebtedness and make guarantees;

•	create liens on assets;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell certain assets;

•	make fundamental changes;

•	pay dividends and distributions or repurchase capital stock;

•	make investments, loans and advances;

•	engage in certain transactions with affiliates;

•	make changes in the nature of their business; and

•	make prepayments of junior debt.

In addition, if, on the last day of any period of four consecutive quarters on or after the first full fiscal quarter following the closing of the Senior Facilities, the aggregate principal amount of the Revolving Facility, swing line loans and/or letters of credit (excluding up to $20 million of letters of credit and certain other letters of credit that have been cash collateralized or back-stopped) that are issued and/or outstanding is greater than 25% of the Revolving Facility, the Agreement will require the Borrower to maintain a maximum consolidated first lien net leverage ratio not to exceed 8.0 to 1.0. During any period in which Holdings’ corporate issuer rating is equal to or higher than Baa3 (or the equivalent) according to Moody’s Investors Service, Inc. or BBB- (or the equivalent) according to Standard & Poor’s Ratings Services and no default has occurred and is continuing, the restrictions in the Senior Facility regarding incurring additional indebtedness, dividends and distributions or repurchases of capital stock and transactions with affiliates will not apply to the Borrower and its restricted subsidiaries.

The Senior Facilities also contain certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the Senior Facilities will be entitled to take various actions, including the acceleration of amounts due under the Senior Facilities and actions permitted to be taken by a secured creditor. As of December 31, 2017, we were in compliance with all covenants under the Senior Facilities.

Debt Maturity

The contractual maturity of our Term Facility as of December 31, 2017 was as follows (1):

(in thousands)
Year
2018	$17,514
2019	17,514
2020	17,514
2021	1,655,093

$1,707,635

(1)	Excludes the deduction of debt issuance costs of $14.4 million and includes the unamortized portion of the original issue discount of $5.3 million.

Letters of Credit

As of December 31, 2017 and December 31, 2016, we had $14.4 million and $14.6 million, respectively, in letters of credit obtained through our Revolving Facility. In 2014, we were required to pay a fee of 2.63% per annum related to these letters of credit. As of March 2, 2015, we achieved a consolidated first lien net leverage ratio of less than 5.00 to 1.00, and after March 2, 2015 we realized the first step-down in rate of 0.25%, for a margin of 2.38%. As of July 31, 2015, we achieved a consolidated first lien net leverage ratio of less than 4.50 to 1.00, and, as a result we realized the step-down of 0.25% after that date, for a margin of 2.13%.

Interest Expense, Net

Net interest expense, including the impact of our interest rate swap (see Note 7), consisted of the following for the years ended December 31, 2017, 2016 and 2015:

Description	2017	2016	2015
	(in thousands)
Term Facility	$77,064	$76,289	$81,394
Amortization of deferred financing costs	4,044	3,925	3,810
Amortization of original issue discount	1,482	1,440	1,400
Other interest	18	12	10
Interest income	(991)	(247)	(110)

Total interest expense, net	$81,617	$81,419	$86,504

NOTE 7. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

During the years ended December 31, 2017, 2016 and 2015, derivatives were used to hedge the interest rate risk associated with our variable-rate debt.

Term Facility Interest Rate Swap

On April 14, 2014, the Borrower entered into an interest rate swap agreement with an aggregate notional amount of $850.0 million that expires on April 14, 2019. This agreement swaps the LIBOR rate in effect under the new credit agreement for this portion of the loan to a fixed-rate of 2.0311%, which includes a 1.0% LIBOR floor. Management has elected to designate this interest rate swap as a cash flow hedge for accounting purposes.

Fair Value of Derivative Instruments

The effects of our derivative instruments on our consolidated balance sheets were as follows:

	December 31, 2017		December 31, 2016
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
	(in thousands)
Cash Flow Hedges:
Interest rate swap	Other non- current long-term liabilities	$1,169	Other non- current long-term liabilities	$9,803

Earnings Effect of Derivative Instruments

The effects of our derivative instruments on our consolidated statements of operations and consolidated statements of comprehensive income (loss), net of the effect for income taxes, were as follows:

	Classification of Gain (Loss) Recognized	2017	2016	2015
		(in thousands)
Cash Flow Hedges:
Interest rate swap(1)	Other comprehensive income (loss)	$5,612	$1,064	$(4,309)

(1)	There were no amounts recognized in earnings related to hedge ineffectiveness or amounts excluded from hedge effectiveness testing during the years ended December 31, 2017, 2016 and 2015.

NOTE 8. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities include the following as of December 31, 2017 and 2016:

	2017	2016
	(in thousands)
Accrued automobile and general liability insurance	$14,410	$21,219
Accrued sales and occupancy taxes	9,238	9,829
Accrued liability for guest loyalty program points	6,544	5,923
Accrued interest	16,164	16,154
Other accrued expenses	13,231	11,456

Total accrued expenses and other liabilities	$59,587	$64,581

NOTE 9. FAIR VALUE MEASUREMENTS

The carrying amount and estimated fair values of our financial assets and liabilities, which include related current portions, were as follows:

	December 31, 2017		December 31, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Cash and cash equivalents(1)	$140,849	$140,849	$160,596	$160,596
Interest rate swaps(2)	1,169	1,169	9,803	9,803
Long-term debt(3)(4)	1,687,961	1,705,592	1,699,950	1,716,815

(1)	Classified as Level 1 under the fair value hierarchy.
(2)	Classified as Level 2 under the fair value hierarchy.
(3)	Classified as Level 3 under the fair value hierarchy.
(4)	Carrying amount includes deferred debt issuance costs of $14.4 million and $18.5 million as of December 31, 2017 and 2016, respectively.

We believe the carrying amounts of our cash and cash equivalents approximated fair value as of December 31, 2017 and December 31, 2016, as applicable. Our estimates of the fair values were determined using available market information and valuation methods appropriate in the circumstances. Considerable judgment is necessary to interpret market data and develop estimated fair values. Proper placement of fair value measurements within the valuation hierarchy is considered each reporting period. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts.

The fair values of interest rate swaps are determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each instrument. This analysis reflects the contractual terms of the agreements, including the period to maturity, and uses observable market-based inputs, including forward interest rate curves. We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements.

We estimate the fair value of our long-term debt using discounted cash flow analysis based on current market inputs for similar types of arrangements. The primary sensitivity in these calculations is based on the selection of appropriate discount rates. We estimated the discount rate to be approximately 4.2% and 3.7%, as of December 31, 2017 and December 31, 2016, respectively. Fluctuations in these assumptions will result in different estimates of fair value.

We test long-lived assets for impairment if events or changes in circumstances indicate that the asset might be impaired. The following fair value hierarchy table presents information about assets measured at fair value on a nonrecurring basis and related impairment charges during the years ended December 31, 2017 and 2016:

December 31, 2017	Level 1	Level 2	Level 3	Total Fair Value	Impairment Charge
	(in thousands)
Owned hotels identified for possible sale	$—	$—	$227,816	$227,816	$—
Assets held for sale(1)	—	—	8,706	8,706	1,178

	$—	$—	$236,522	$236,522	$1,178

(1)	Assets held for sale include three hotels as available for sale.

December 31, 2016	Level 1	Level 2	Level 3	Total Fair Value	Impairment Charge
	(in thousands)
Owned hotels identified for possible sale	$—	$—	$227,816	$227,816	$94,087
Assets held for sale(1)	—	—	29,544	29,544	6,661
2 Owned hotels	—	—	6,725	6,725	3,510

	$—	$—	$264,085	$264,085	$104,258

(1)	Assets held for sale include a restaurant parcel that was designated as held for sale in the third quarter of 2015, in addition to the five owned hotels that the Company entered into an agreement to sell during 2016. The impairment charge for assets held for sale is related to updating the fair value to be net of estimated transaction cost.

24 owned hotels identified for sale in 2015

During 2015, we identified a portfolio of 24 hotels where it became more likely than not the hotels would be sold significantly before the end of the previously estimated useful life. We recorded an impairment charge of $42.5 million to adjust the carrying value of these assets to their estimated fair value. The inputs used in determining the fair value for these 24 hotels were based on estimated selling prices ranging from $70.0 million to $75.0 million. During the third quarter of 2015, these assets met the criteria for classification as assets held for sale. In 2015, 11 of these hotels were sold for $34.1 million, net of transaction costs. In 2016, we recorded additional impairment on the remaining 13 hotels of $1.1 million. During 2016, the remaining 13 of these hotels were sold for $34.4 million, net of transaction costs.

Restaurant Parcel identified for sale in 2015

In 2015, we identified a restaurant parcel for which it became more likely than not the restaurant parcel would be sold significantly before the end of the previously estimated useful life. We recorded an impairment charge of

$1.6 million to adjust the carrying value of this restaurant parcel to its estimated fair value. During the third quarter of 2015, this restaurant parcel met the criteria for classification as assets held for sale. The fair value estimate was considered to be Level 3 within the fair value measurement hierarchy. The inputs used in determining the fair value of these assets are based on estimated selling price, less transaction costs. During the fourth quarter of 2017, we sold the restaurant parcel for $1.4 million, resulting in a gain on sale of $0.3 million.

Approximately 50 owned hotels identified as possible candidates for sale in 2016

In the first quarter of 2016, we identified approximately 50 hotels where it became more likely than not that the holding period will be significantly shorter than the previously estimated useful lives. We recorded an impairment charge of $80.3 million in the first quarter of 2016, to adjust the carrying value of these assets to the lesser of their estimated fair value or carrying value. These assets did not meet the criteria for classification as assets held for sale as of the date of impairment. The fair value estimate was considered to be Level 3 within the fair value measurement hierarchy. The inputs used in determining the fair value of these approximately 50 hotels are based on multiples of room revenues ranging from 3.70 to 1.50 for the identified assets.

During 2016, we entered into agreements to sell six of the approximately 50 hotels identified in the first quarter of 2016. Three of those hotel sales closed and the remaining three hotels met the criteria for assets held for sale as of December 31, 2016. We recorded an additional impairment charge of $1.6 million to adjust the carrying value of these owned hotels to their estimated fair value including a reduction for transaction costs, with a resulting fair value of approximately $22.3 million. The fair value estimate is considered to be Level 3 within the fair value measurement hierarchy. The inputs used in determining the fair value of these assets are based on estimated selling price, less transaction costs. During 2016, we sold three of the hotels for approximately $11.9 million, resulting in a net gain on sale of $0.3 million. One of the remaining three hotels in assets held for sale was sold subsequent to December 31, 2016 for $4.1 million, net of transaction costs.

During 2017, we sold two of the hotels for $9.9 million, net of transaction costs, resulting in a gain on sale of $1.4 million. As of December 31, 2017, of the approximately 50 hotels identified for possible sale in the first quarter of 2016, we have sold five and one hotel is classified as an asset held for sale.

Additional Hotel Sales

During 2016, we entered into agreements to sell five of our owned hotels for approximately $39.4 million, net of estimated transaction costs. We recorded an impairment charge of $17.7 million to adjust the carrying value of these hotels to their estimated fair value. These hotels met the criteria for classification within assets held for sale and three were sold during 2016 for approximately $22.0 million, resulting in a gain on sale of $4.6 million. The remaining two hotels were sold in the first quarter of 2017 for $17.9 million, net of transaction costs.

During 2017, we entered into agreements to sell two of our owned hotels for approximately $7.8 million, net of estimated transaction costs. These hotels met the criteria for classification within assets held for sale and one hotel was sold during 2017 for approximately $3.4 million, resulting in a gain on sale of $2.0 million. The other hotel was sold subsequent to December 31, 2017 for $4.4 million, net of transaction costs.

Also, during 2017, we recorded a market impairment charge of $1.0 million against the carrying value of one additional hotel to its estimated fair value. The inputs used in determining the fair value are based on a combination of historical and projected cash flows and other available market information, such as recent sales prices for similar assets. We entered into an agreement to sell this hotel for $2.8 million, net of estimated transaction costs and recorded an additional impairment charge of $0.2 million to adjust the carrying value to its estimated fair value, net of transaction costs. The fair value estimates were considered to be Level 3 within the fair value measurement hierarchy. This hotel met the criteria for classification within assets held for sale as of December 31, 2017.

Additional Impairment

Additionally, during 2016, we identified two hotels where it became more likely than not that the carrying amount would not be recoverable due to a change in market and economic conditions. We recorded an impairment charge of $3.5 million to adjust the carrying value of these hotels to their estimated fair value. The fair value estimate is considered to be Level 3 within the fair value measurement hierarchy. The inputs used in determining the fair value are based on a combination of historical and projected cash flows and other available market information, such as recent sales prices for similar assets.

NOTE 10. RELATED PARTY TRANSACTIONS

Other Arrangements

As of December 31, 2017 and December 31, 2016, approximately $81.8 million and $81.6 million, respectively, of the aggregate principal amount of our Term Facility was owned by affiliates of Blackstone. We make periodic interest and principal payments on such debt in accordance with its terms.

We engaged Blackstone Advisory Partners L.P., an affiliate of Blackstone, to provide certain financial consulting services in connection with the public offering of our common stock by certain stockholders in April 2015 for a fee of approximately $0.4 million.

We also purchase products and services from entities affiliated with or owned by Blackstone. The fees paid for these products and services were approximately $3.3 million, $4.9 million and $2.6 million during years ended December 31, 2017, 2016, and 2015, respectively.

NOTE 11. COMMITMENTS AND CONTINGENCIES

Environmental—We are subject to certain requirements and potential liabilities under various federal, state and local environmental laws, ordinances, and regulations. Such requirements often impose liability without regard to whether the current or previous owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Although we have incurred and expect to incur remediation and other environmental costs during the ordinary course of operations, we anticipate that such costs will not have a material effect on our financial condition, results of operations, or cash flows.

Litigation—On April 25, 2016, a purported stockholder class action lawsuit, captioned Beisel v. La Quinta Holdings Inc. et al., was filed in the U.S. District Court for the Southern District of New York. On July 21, 2016, the court appointed lead plaintiff (“plaintiff”), and, on December 30, 2016, plaintiff filed the operative complaint on behalf of purchasers of the Company’s common stock from November 19, 2014 through February 24, 2016 (the “Class Period”) and on behalf of a subclass who purchased the Company’s common stock pursuant to the Company’s March 24, 2015 secondary public offering (the “March Secondary Offering”). The complaint alleges, among other things, that, in violation of the federal securities laws, the registration statement and prospectus filed in connection with the March Secondary Offering contained materially false and misleading information or omissions and that the Company as well as certain current and former officers made false and misleading statements in earnings releases and to analysts during the Class Period. Plaintiff seeks unspecified compensatory damages and other relief. On February 10, 2017, defendants filed a motion to dismiss the complaint. On August 24, 2017, the motion to dismiss was granted with prejudice. Subsequently, on September 20, 2017, plaintiff filed an appeal with the U.S. Court of Appeals for the Second Circuit. On December 29, 2017, plaintiff submitted its appellant brief. Appellate briefing is scheduled to be completed in April 2018. The Company believes that the putative class action lawsuit is without merit and intends to defend the lawsuit vigorously; however, there can be no assurance regarding the ultimate outcome of this lawsuit.

In addition, we are a party to a number of pending claims and lawsuits arising in the normal course of business, including proceedings involving tort and other general liability claims, workers’ compensation and other employee claims and intellectual property claims. We do not consider our ultimate liability with respect to any such claims or lawsuits, or the aggregate of such claims and lawsuits, to be material in relation to our consolidated financial condition, results of operations or our cash flows taken as a whole.

We maintain general and other liability insurance; however, certain costs of defending lawsuits, such as those below the retention or insurance deductible amount, are not covered by or are only partially covered by insurance policies, and our insurance carriers could refuse to cover certain claims in whole or in part. We regularly evaluate our ultimate liability costs with respect to such claims and lawsuits. We accrue costs from litigation as they become probable and estimable.

Casualty Losses—We maintain insurance for property and casualty damage, subject to deductibles and policy terms and conditions, attributable to wind, flood, and earthquakes. We also maintain business interruption insurance.

Tax Contingencies—We are subject to regular audits by federal and state tax authorities. These audits may result in additional tax liabilities. The Internal Revenue Service (the “IRS”) is currently auditing the tax returns of La Quinta Corporation, one of our former REITs prior to the Pre-IPO Transactions, and BRE/LQ Operating Lessee Inc., one of our former taxable REIT subsidiaries prior to the Pre-IPO Transactions, in each case for the tax years ended December 31, 2010 and 2011. We received a draft notice of proposed adjustment from the IRS on January 9, 2014, and the notice of proposed adjustment was issued to us on June 2, 2014. We submitted a timely response to the notice of proposed adjustment and, on July 7, 2014, we received an IRS 30-Day Letter proposing to impose a 100% tax on the REIT totaling $158 million for the periods under audit in which the IRS has asserted that the rent charged for these periods under the lease of hotel properties from the REIT to the taxable REIT subsidiary exceeded an arm’s length rent. In addition, the IRS proposed to eliminate $89 million of net operating loss carryforwards for the taxable REIT subsidiary for the tax years 2006 through 2009; however, in an IRS rebuttal received on September 26, 2014, the IRS conceded its proposed adjustment on this point was incorrect. We disagree with the IRS’ position with respect to rents charged by the REIT to its taxable REIT subsidiary and have appealed the proposed tax and adjustments to the IRS Appeals Office. In determining amounts payable by our taxable REIT subsidiary under the lease, we engaged a third party to prepare a transfer pricing study contemporaneous with the lease which concluded that the lease terms were consistent with an arm’s length rent as required by relevant provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) and applicable Treasury Regulations. Attorneys and others representing the Company conducted preliminary discussions regarding the appeal with the IRS Appeals Office team on March 31, 2015 and April 1, 2015. In response to a supplemental analysis submitted by the IRS economist to IRS Appeals and provided to us on August 18, 2015, we submitted responses dated September 3, 2015 and October 1, 2015.

Our most recent meeting with the IRS Appeals Office team occurred on January 25, 2017. In November 2017, IRS Appeals returned the matter to IRS Examination for further factual development. We believe the IRS transfer pricing methodologies applied in the audits contain flaws and that the IRS proposed tax and adjustments are inconsistent with the U.S. federal tax laws related to REITs. We have concluded that the positions reported on our tax returns under audit by the IRS are, based on their technical merits, more-likely-than-not to be sustained upon examination. Accordingly, as of December 31, 2017, we have not established any reserves related to this proposed adjustment or any other issues reflected on the returns under examination. If, however, we are unsuccessful in challenging the IRS, an excise tax would be imposed on the REIT equal to 100% of the excess rent and we could owe additional income taxes, interest and penalties, which could adversely affect our financial condition, results of operations and cash flow and the price of our common stock. Such adjustments could also give rise to additional state income taxes.

On November 25, 2014, we were notified that the IRS intended to examine the tax returns of the same entities subject to the 2010 and 2011 audit in each case for the tax years ended December 31, 2012 and 2013. We have received several draft notices of proposed adjustment proposing a transfer-pricing related assessment of approximately $18 million for 2013 and adjustments to our net operating losses for the years 2006 through 2009.

The IRS has since indicated that it will not pursue the transfer-pricing adjustment. On August 8, 2017, the IRS issued a 30-Day Letter, in which it is proposed to disallow net operating loss carryovers originating in tax years 2006-2011 or, in the alternative, tax years 2006-2009, depending upon the outcome of the 2010-2011 examination discussed above. On September 26, 2017, we furnished a timely protest to the IRS exam team. They have since indicated that they intend to furnish a rebuttal to our protest, at which time the matter will be referred to the IRS Appeals Office. Based on our analysis of the NOL notice, we believe the IRS NOL disallowances applied in the 2012-2013 audit contain the same flaws present in the 2010-2011 audit and that the IRS proposed NOL adjustments are inconsistent with the U.S. federal tax laws related to REITs. We have concluded that the positions reported on our tax returns under audit by the IRS are, based on their technical merits, more-likely-than-not to be sustained upon examination. Accordingly, as of December 31, 2017, we have not established any reserves related to this proposed adjustment or any other issues reflected on the returns under examination.

On November 1, 2016, the IRS notified the Company that it intends to audit the tax return of one of its subsidiaries, Lodge Holdco II L.L.C., for the short taxable year ended April 13, 2014. In January 2018, IRS Examination informed the Company’s representatives that the examination would be closed on a “no change” basis.

Purchase Commitments—As of December 31, 2017, we had approximately $51.2 million of purchase commitments related to certain continuing redevelopment and renovation projects.

Franchise Commitments—Under certain franchise agreements, we are committed to provide certain incentive payments, reimbursements, rebates, and other payments to help defray certain costs. Our obligation to fund these commitments is contingent upon certain conditions set forth in the respective franchise agreement. The franchise agreements generally require that, in the event that the franchise relationship is terminated, the franchisee is required to repay any outstanding balance plus any unamortized portion of any incentive payment. As of December 31, 2017, we had $28.7 million in outstanding commitments to various franchisees for such financial assistance.

NOTE 12. INCOME TAXES

For financial reporting purposes, the consolidated income tax expense is based on consolidated reported financial accounting income or loss before income taxes.

The components of our income tax provision are as follows:

	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Current provision:
Federal	$(1,653)	$4,467	$1,933
State	2,282	7,070	3,442
Foreign	99	88	78

Total current	728	11,625	5,453
Deferred provision:
Federal	(114,140)	(5,148)	17,765
State	1,856	(5,984)	(731)

Total deferred	(112,284)	(11,132)	17,034

Total income tax (benefit) expense	$(111,556)	$493	$22,487

The significant components of the deferred tax assets and liabilities as of December 31, 2017 and 2016 are as follows:

	December 31,
	2017	2016
	(in thousands)
Deferred Tax Assets
Net Operating Losses	$5,512	$9,145
Insurance Accruals	5,747	12,084
Tax Credits	9,416	8,623
Cash Flow Hedge-OCI	246	3,431
Intangibles	6,429	10,794
Doubtful Accounts	921	1,528
Compensation Accruals	9,313	9,481
Other	1,321	2,310

Total gross deferred tax assets	38,905	57,396
Less: Valuation Allowance	(5,470)	(9,116)

Deferred Tax Assets	$33,435	$48,280

Deferred Tax Liabilities
Fixed Assets	$219,611	$318,986
Trademark	40,398	61,823
Returns Club	941	—
Cancellation of Debt Income	2,199	6,192
Linens, uniforms and supplies	3,532	3,959
Other	519	348

Deferred Tax Liabilities	267,200	391,308

Net Deferred Taxes	$(233,765)	$(343,028)

Due to the Tax Act (which was enacted in December 2017), our U.S. deferred tax assets and liabilities as of December 31, 2017 were re-measured from 35% to 21%. The provisional effects of the Tax Act resulted in a deferred tax benefit in the amount of $132.1 million of which $3.6 million is attributable to the change in valuation allowance as of December 31, 2017. The largest impact was to our fixed assets deferred liability in the amount of $117.5 million and our trademarks in the amount of $22.8 million, respectively.

As of December 31, 2017 and 2016, certain subsidiaries of ours had available federal net operating loss carryforwards (“NOLs”) totaling approximately $26.1 million, respectively. We believe it is more likely than not the benefit from the remaining Federal NOL carryforwards will not be realized. In recognition of this risk, we have provided a valuation allowance of $5.5 million on the deferred tax assets related to these federal NOL carryforwards. As of December 31, 2017, the remaining NOLs have been re-measured due to the Tax Act from 35% to 21%, resulting in a decrease to the gross deferred tax asset of $3.6 million. In November 2014, Blackstone completed a secondary offering in which it registered and sold 23.0 million of the Company’s shares, bringing its ownership percentage to 45.2%, and creating an ownership change for federal income tax purposes. As a result of this secondary offering, and the resulting ownership change the Company’s federal net operating losses will be limited under Internal Revenue Code Section 382 with annual limitations that became applicable in 2015 through 2019. State net operating loss carryforwards are also available for use subject to similar limitations in many cases. As of December 31, 2016, we have fully utilized all available federal NOLs, except those belonging to certain inactive subsidiaries. We also have alternative minimum tax (“AMT”) credit carry forwards, as of December 31, 2017 and 2016, in the gross amount of $9.4 million and $8.6 million, respectively. Due to the Tax Act, for tax years beginning in 2018, 2019 and 2020, to the extent that AMT credit carryovers exceed regular tax liability, 50% of the excess AMT credit carryover are refundable. Any remaining AMT credits will be fully refundable in 2021.

The following is a reconciliation of the statutory federal income tax rate to the effective tax rate reported in the consolidated financial statements:

	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Statutory U.S. federal income tax provision	$14,200	$(214)	$17,219
State tax, net of federal benefit	2,497	1,052	2,221
Foreign tax, net of federal benefit	99	88	50
Nondeductible stock compensation	(264)	—	1,948
Nondeductible restructuring costs	5,350	—	—
Permanent items	412	389	800
Tax credits	(1,123)	(548)	(84)
Unrecognized tax benefit	301	174	—
Change in valuation allowance	(3,647)	95	353
Return to provision	(952)	(351)	(688)
Changes in deferred taxes	—	(169)	541
Effects of the Tax Cuts and Jobs Acts	(128,429)	—	—
Other	—	(23)	127

Income tax expense	$(111,556)	$493	$22,487

The Company files income tax returns in the U.S. Federal jurisdiction and several state jurisdictions. The Company has open tax years back to 2010. We utilize our available tax attributes at the federal and state levels to the extent allowed by applicable law. The Company anticipates that it is reasonably possible a state may challenge our use of certain state tax benefits, although we believe any proposed adjustment pertaining to the use of those state tax benefits would not result in a material change to our financial position. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Unrecognized tax benefits, beginning of the year	$2,990	$2,990	$—
Gross increase in unrecognized tax positions in the current year	—	—	2,990

Unrecognized tax benefits, end of the year	$2,990	$2,990	$2,990

At December 31, 2017 and 2016, there are $3.0 million of unrecognized tax benefits that, if recognized, would affect the annual effective tax rate. We do not expect any significant changes in our unrecognized tax benefits over the next twelve months.

Our policy is to classify interest and penalties as a component of income tax expense.

NOTE 13. THIRD PARTY LEASE COMMITMENTS

Rental Income—We act as a lessor and lease properties we own to third parties, which are primarily operated as restaurants. These leases are accounted for as operating leases and mature on various dates through 2096. The leases provide for minimum and contingent rental income based on a percentage of the lessee’s annual sales in excess of stipulated amounts.

As of December 31, 2017, approximate future minimum rental income to be received under non-cancelable operating leases, in excess of one-year, is as follows:

Year ending December 31,	Operating lease income
(in thousands)
2018	$4,397
2019	4,109
2020	3,706
2021	3,332
2022	2,197
Thereafter	2,296

$20,037

For the year ended December 31, 2017, total rental revenue was approximately $4.0 million, of which $0.4 million related to contingent rents. For the year ended December 31, 2016, total rental revenue was approximately $4.0 million, of which $0.5 million related to contingent rents. For the year ended December 31, 2015, total rental revenue was approximately $3.8 million, of which $0.4 million related to contingent rents. Rental revenue is included within other hotel revenues in the accompanying consolidated statement of operations.

Rental Expense—We maintain ground lease arrangements with third parties for certain hotel properties that contain contingent rent provisions based upon the respective hotel’s revenues. Many of these lease agreements contain renewal options at fair market value at the conclusion of the initial lease terms. The leases extend for varying periods through 2096.

Year ending December 31,	Operating ground lease commitments
(in thousands)
2018	$5,276
2019	4,854
2020	4,635
2021	4,675
2022	4,056
Thereafter	100,314

$123,810

For the year ended December 31, 2017, total rent expense for ground leases included in other lodging and operating expenses was approximately $6.5 million, of which $0.8 million related to contingent rents. For the year ended December 31, 2016, total rent expense was approximately $6.4 million, of which $0.7 million related to contingent rents. For the year ended December 31, 2015, total rent expense was approximately $6.1 million, of which $0.7 million related to contingent rents.

NOTE 14. EMPLOYEE BENEFIT PLANS

We maintain a deferred savings plan covering substantially all of our employees that qualified under Section 401(k) of the Internal Revenue Code. Our deferred savings plan has an employer matching contribution of 100% of the first 3% and 50% of the next 2% of an employee’s eligible earnings, which vests immediately. We paid employer contributions of approximately $2.4 million, $2.2 million and $2.3 million, respectively, during the years ended December 31, 2017, 2016 and 2015, respectively.

In 2015, our board and stockholders’ approved and adopted the La Quinta Holdings Inc. 2015 Employee Stock Purchase Plan (the “ESPP”) which allows eligible employees to purchase Holdings’ stock at a discount of 5%. The ESPP is intended to be in compliance with safe harbor rules so that the ESPP is not compensatory, and no expense is recognized related to the ESPP. There were 2.6 million shares reserved for purchase under the ESPP, of which 9,341 shares, 11,589 shares and 5,233 shares were issued and included in shares outstanding as of December 31, 2017, 2016 and 2015, respectively.

NOTE 15. EQUITY-BASED COMPENSATION

Promote Plan

Prior to the IPO Effective Date, certain members of our management and others associated with Blackstone (collectively the “Promote Participants”) were eligible to receive long-term incentives evidenced by units (the “Units”) in LQ Services L.L.C. (“LQ Services”), which indirectly held interests in the Company, which Units were intended to be treated as “profits interests” for U.S. tax purposes (the “Promote Plan”). Units were typically granted by our Chief Executive Officer, in consultation with Blackstone, to key employees upon hire. Unit levels could also be adjusted to recognize changing job responsibilities. All of the Units were subject to exit-based vesting on the date when there was a sale, transfer or disposition of all or substantially all of the assets of the La Quinta Predecessor Entities to an unaffiliated entity which resulted in distributions being payable to the holders of the Units (a “Liquidity Event”), subject to a Promote Participant’s continued employment on such date. The value in respect of Units would have been determined based upon the amounts received by Blackstone pursuant to a Liquidity Event, net of certain debt repayments and return of equity to Blackstone. As payments in respect of the Units were contingent on occurrence of a Liquidity Event, which was not assessed to be probable prior to the date of our IPO, no expense was accrued or recognized for the Units prior to April 14, 2014.

On the IPO Effective Date, Units that were outstanding under the Promote Plan at the time of the offering were exchanged for 3.1 million vested and unvested shares of common stock of Holdings of equivalent economic value, using a grant date fair value equal to the initial public offering price of Holdings shares of $17.00 per share and issued as follows: (1) 40% of the shares received were vested shares of common stock; (2) 40% of the shares received were unvested shares of restricted stock that were vested on April 14, 2015, contingent upon continued employment through that date; and (3) 20% of the shares received were unvested shares of restricted stock that were slated to vest on the earlier of the date that Blackstone and its affiliates cease to own 50% or more of Holdings or the seventh anniversary of the IPO Effective Date, contingent upon continued employment at that date. Blackstone and its affiliates ceased to own 50% of Holdings, effective November 25, 2014. The Promote Plan became fully vested on April 14, 2015.

Total compensation expense under the Promote Plan was $5.6 million for the year ended December 31, 2015. A total of 9,658 shares were forfeited from the Promote Plan.

2014 Omnibus Incentive Plan

In connection with, and prior to completion of, the IPO, our board of directors adopted, and our stockholders approved, the La Quinta Holdings Inc. 2014 Omnibus Incentive Plan which was amended and restated effective as of May 18, 2016 (the “A&R 2014 Omnibus Incentive Plan”). The A&R 2014 Omnibus Incentive Plan provides for the granting of stock options, restricted stock and other equity-based or performance-based awards denominated in cash or in stock to directors, officers, employees, consultants and advisors of Holdings and its affiliates.

2014 Grant I—Effective on the IPO Effective Date, Holdings issued 0.35 million shares of Holdings common stock under our 2014 A&R 2014 Omnibus Incentive Plan with a grant date fair value of $16.65 per share to certain of our employees as follows: (1) 50% of the shares granted were vested shares of common stock; (2) 40% of the shares granted were unvested shares of restricted stock that were vested on April 14, 2015, contingent upon continued employment through that date; and (3) 10% of the shares granted were unvested shares of restricted stock that were slated to vest on the earlier of the date that Blackstone and its affiliates cease to own 50% or more of Holdings or the seventh anniversary of the IPO Effective Date, contingent upon continued employment through that date. Blackstone and its affiliates ceased to own 50% of Holdings, effective November 25, 2014. The 2014 Grant I became fully vested on April 14, 2015.

2014 Grant II—On June 11, 2014, Holdings issued 1.01 million shares of Holdings common stock under our A&R 2014 Omnibus Incentive Plan with a grant date fair value of $18.70 per share to certain of our employees. Grant II is a time-based vesting award with multiple tranches that vest on various dates. The fair value of Grant II will be recognized on a straight-line basis over the requisite service period of each tranche included in the award. Grant II was fully vested as of December 31, 2017.

2014 Performance Unit Grant—On June 11, 2014, we issued 109 performance-based RSUs (the “PSUs”), which represent 0.5 million shares at target value of common stock to certain of our employees. The performance period for the 2014 Performance Unit Grant ended on December 31, 2016. The calculation of the value of the units granted under the 2014 Performance Unit Grant is weighted as follows: 70% based on our total shareholder return (“TSR”) relative to the total shareholder returns of a defined set of peer companies (“Relative Shareholder Return”); and 30% based on our absolute TSR compound annual growth rate (“TSR CAGR”). The number of shares of common stock issued in exchange for each PSU at the end of the performance period is determined based on a calculated multiple of defined target amounts for TSR CAGR and Relative Shareholder Return. Possible payout multiples range from 33% of target, which represents the threshold and below which no payout is given, and 167% of target, which represents the maximum payout. At the end of the performance period the TSR CAGR and Relative Shareholder Return were below the threshold.

The grant date fair value of the 2014 Performance Unit Grant was $19.80 per share, which was determined using a Monte Carlo simulation valuation model with the following assumptions:

Expected volatility(1)	24.05%
Dividend yield(2)	—%
Risk-free rate(3)	0.70%
Expected term (in years)(4)	2.60

(1)	Due to limited trading history for our common stock, we did not have sufficient information available on which to base a reasonable and supportable estimate of the expected volatility of our share price. As a result, we used an average historical volatility of our peer group over a time period consistent with our expected term assumption. Our peer group was determined based upon companies in our industry with similar business models and is included with those used to benchmark our executive compensation.
(2)	At the time of the 2014 Performance Unit Grant, we had no plans to pay dividends during the expected term of these performance shares.
(3)	Based on the yields of U.S. Department of Treasury instruments with similar expected lives.
(4)	Midpoint of the 30-calendar day period preceding the end of the performance period.

Director Unit Grants—In 2015, 2016 and 2017, we granted a total of 132,866 restricted stock units (“RSUs”) to our independent directors under our A&R 2014 Omnibus Incentive Plan, as part of our regular annual compensation of our independent directors. The Director Unit Grants vests in three equal installments on the first, second and third anniversaries of the grant dates with a remaining weighted average life of 1.2 years as of December 31, 2017. The grant date weighted average price is $14.95 per share. The fair value of the RSUs will be recognized on a straight-line basis over the requisite service period for the entire award. Vested RSUs will be settled with shares of our common stock.

2015 Grant I—In 2015, we issued a total of 0.2 million shares of Holdings common stock under our A&R 2014 Omnibus Incentive Plan with a grant date weighted average price of $21.81 per share to certain of our employees. 2015 Grant I is a time-based vesting award with multiple tranches that vest on various dates with a remaining weighted average life of 0.2 years as of December 31, 2017. The fair value of 2015 Grant I will be recognized on a straight-line basis over the requisite service period of each tranche included in the award.

2015 Performance Unit Grant—On February 19, 2015, we issued PSUs, which represents 0.3 million shares of common stock at target value to certain of our employees. The performance period for the 2015 Performance Unit Grant ended December 31, 2017. The calculation of the value of the units granted under the 2015 Performance Unit Grant is based solely on our TSR relative to the Relative Shareholder Return. The number of shares of common stock issued in exchange for each PSU at the end of the performance period is determined based on defined target amounts for Relative Shareholder Return. Possible payout multiples range from 33% of target, which represents the threshold and below which no payout is given, and 200% of target, which represents the maximum payout. At the end of the performance period, the TSR relative to the Relative Shareholder Return was below the threshold.

The grant date fair value of the 2015 Performance Unit Grant was $25.35 per share, which was determined using a Monte Carlo simulation valuation model with the following assumptions:

Expected volatility(1)	31.66%
Dividend yield(2)	—%
Risk-free rate(3)	1.00%
Expected term (in years)(4)	2.87

(1)	Expected volatility was calculated as the average of the long-term historical volatility based on the peer companies and our implied volatility.
(2)	At the time of the 2015 Performance Unit Grant, we had no foreseeable plans to pay dividends during the expected term of these performance shares.
(3)	Based on the yields of U.S. Department of Treasury instruments with similar expected lives
(4)	As of the grant date

2016 Grant I—In 2016, we issued a total of 0.4 million shares of Holdings common stock under our A&R 2014 Omnibus Incentive Plan with a grant date weighted average price of $11.87 per share to certain of our employees. 2016 Grant I is a time-based vesting award with multiple tranches that vest on various dates with a remaining weighted average life of 1.0 years as of December 31, 2017. The fair value of 2016 Grant I will be recognized on a straight-line basis over the requisite service period of each tranche included in the award.

2016 Grant II—In 2016, we issued a total of 0.3 million shares of Holdings common stock under our A&R 2014 Omnibus Incentive Plan with a grant date weighted average price of $11.35 per share to certain of our employees. 2016 Grant II is a time-based vesting award with single tranches that vest at the end of a three year performance period. The remaining weighted average life is 1.3 years as of December 31, 2017. The fair value of 2016 Grant II will be recognized on a straight-line basis over the requisite service period of the award.

2016 Performance Unit Grant—During the year ended December 31, 2016, we issued PSUs that would result in 0.4 million shares being issued at target value to certain of our employees. The performance period for PSUs is generally three years. The calculation of the value of the units granted during the year ended December 31, 2017 was based solely on our total TSR relative to the Relative Shareholder Return. The number of shares of common stock issued in exchange for each PSU at the end of the performance period was determined based on defined target amounts for Relative Shareholder Return. Possible payout multiples range from 33% of target, which represents the threshold and below which no payout is given, and 200% of target, which represents the maximum payout. Vested PSUs are settled with shares of our common stock. The grant value of the 2016 Performance Unit

Grant was $12.18 per unit, which was determined using a Monte Carlo simulation valuation model with the following assumptions:

Expected volatility(1)	29.03%
Dividend yield(2)	—%
Risk-free rate(3)	0.99%
Expected term (in years)(4)	2.62

(1)	Expected volatility was calculated as the average of the long-term historical volatility based on the peer companies and our implied volatility.
(2)	At the time of the PSU grant, we had no foreseeable plans to pay dividends during the expected term of these performance shares.
(3)	Based on the yields of U.S. Department of Treasury instruments with similar expected lives
(4)	As of the grant date

2017 Grant I—In 2017, we issued a total of 0.2 million shares of Holdings common stock under our A&R 2014 Omnibus Incentive Plan with a grant date weighted average price of $13.98 per share to certain of our employees. 2017 Grant I is a time-based vesting award with a single tranche that vests in April 2018 with a remaining weighted average life of 0.3 years as of December 31, 2017. The fair value of 2017 Grant I will be recognized on a straight-line basis over the requisite service period of each tranche included in the award.

2017 Grant II—In 2017, we issued a total of 0.5 million shares of Holdings common stock under our A&R 2014 Omnibus Incentive Plan with a grant date weighted average price of $13.61 per share to certain of our employees. 2017 Grant II is a time-based vesting award with multiple tranches that vest at the end of a three year performance period. The remaining weighted average life was 1.5 years as of December 31, 2017. The fair value of 2017 Grant II will be recognized on a straight-line basis over the requisite service period of the award.

2017 Performance Unit Grant—During the year ended December 31, 2017, we issued PSUs that would result in 0.4 million shares being issued at target value to certain of our employees. The performance period for PSUs is generally three years. The calculation of the value of the units granted during the year ended December 31, 2017, was based solely on our TSR relative to the Relative Shareholder Return. The number of shares of common stock issued in exchange for each PSU at the end of the performance period was determined based on defined target amounts for Relative Shareholder Return. Possible payout multiples range from 33% of target, which represents the threshold and below which no payout is given, and 200% of target, which represents the maximum payout. Vested PSUs are settled with shares of our common stock.

The weighted average grant date fair value of the PSUs granted during the year ended December 31, 2017 was $15.79 per unit, which was determined using a Monte Carlo simulation valuation model with the following assumptions:

Expected volatility(1)	27.96%
Dividend yield(2)	—%
Risk-free rate(3)	1.54%
Expected term (in years)(4)	2.82

(1)	Expected volatility was calculated as the average of the long-term historical volatility based on the peer companies and our implied volatility.

(2)	At the time of the PSU grant, we had no foreseeable plans to pay dividends during the expected term of these performance shares.
(3)	Based on the yields of U.S. Department of Treasury instruments with similar expected lives
(4)	As of the grant date

For the years ended December 31, 2017, 2016 and 2015, total compensation expense for awards under the A&R 2014 Omnibus Incentive Plan was $15.8 million, $14.1 million and $16.0 million, respectively, excluding related taxes. As of December 31, 2017 unrecognized compensation expense was $15.6 million, which is expected to be recognized over a weighted-average period of 1.3 years. As of December 31, 2016, the Company had 1.0 million shares unvested under the A&R 2014 Omnibus Incentive Plan, excluding the PSUs. In 2017, the Company granted 0.8 million shares, had 0.5 million shares vest, and had an immaterial amount of forfeitures, for total unvested shares of 1.2 million shares as of December 31, 2017, excluding PSUs.

As of December 31, 2017, there were 10.7 million shares of common stock available for future issuance under the A&R 2014 Omnibus Incentive Plan.

During September 2015, pursuant to a Separation and Release Agreement (the “Separation and Release Agreement”), dated effective as of September 15, 2015, that the Company entered into with its former President and Chief Executive Officer in connection with his departure, the Company vested 0.3 million shares to him in accordance with the terms of the respective grants under the 2014 Omnibus Incentive Plan, and the Company incurred an associated non-cash severance charge of $3.0 million. In addition, pursuant to the benefits to which the Company’s former President and Chief Executive Officer was entitled under the Separation and Release Agreement, the Company made a cash severance payment of $7.6 million.

NOTE 16. EARNINGS PER SHARE

Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed by dividing net (loss) income available to common stockholders by the weighted average number of shares of the Company’s common stock outstanding plus other potentially dilutive securities. Dilutive securities include equity based awards issued under long-term incentive plans.

The calculations of basic and diluted (loss) earnings per share are as follows:

	For the years ended December 31,
	2017	2016	2015
	(in thousands, except per share data)
Numerator:
Net income (loss) attributable to La Quinta Holdings’ stockholders	$151,965	$(1,288)	$26,365

Denominator:
Weighted average number of shares outstanding, basic	116,030	118,114	128,272
Weighted average number of shares outstanding, diluted	116,682	118,114	129,172
Basic earnings (loss) per share	$1.31	$(0.01)	$0.21

Diluted earnings (loss) per share	$1.30	$(0.01)	$0.20

As of December 31, 2017, approximately 0.2 million shares were excluded from the computation of diluted shares, as their impact would have been anti-dilutive. As of December 31, 2016, approximately 0.7 million shares were excluded from the computation of diluted shares, as their impact would have been anti-dilutive. As of December 31, 2015, an immaterial amount of shares were anti-dilutive.

During March 2016, the Company’s board of directors authorized a program to repurchase an aggregate of up to $100 million of the Company’s common stock (the “2016 Repurchase Program”). Under the Repurchase Program, these repurchases could be made from time to time in the open market, in privately negotiated transactions, or otherwise, including pursuant to a Rule 10b5-1 plan, at prices that the Company deemed appropriate and subject to market conditions, applicable law and other factors deemed relevant in the Company’s sole discretion. The 2016 Repurchase Program did not obligate the Company to repurchase any dollar amount or number of shares of common stock and the program could be suspended or discontinued at any time.

The 2016 Repurchase Program was completed in May 2016. The Company repurchased 8.1 million shares of common stock at a weighted-average price of $12.27 per share, for an aggregate purchase price, including commissions, of $100.0 million. The shares repurchased through the 2016 Repurchase Program represented approximately 7.0% of the Company’s total shares of common stock outstanding as of December 31, 2016. The shares of common stock that were repurchased were placed in treasury stock.

During September 2015, Company’s board of directors authorized a program to repurchase an aggregate of up to $100 million of the Company’s common stock (the “2015 Repurchase Program”). These repurchases were to be made from time to time in the open market, in privately negotiated transactions, or otherwise, including pursuant to a Rule 10b5-1 plan, at prices that the Company deemed appropriate and subject to market conditions, applicable law and other factors deemed relevant in the Company’s sole discretion. The 2015 Repurchase Program did not obligate the Company to repurchase any dollar amount or number of shares of common stock and the program could be suspended or discontinued at any time.

Under the 2015 Repurchase Program, through December 31, 2015, the Company repurchased 6.3 million shares of common stock. These shares were repurchased at a weighted-average price of $15.89 per share, for an aggregate purchase price including commissions, of $100.1 million. The shares repurchased through December 31, 2015 represented approximately 5% of the Company’s total shares of common stock outstanding as of December 31, 2015. The shares of common stock that were repurchased were placed in treasury stock.

NOTE 17. SEGMENTS

Our operating segments are components of the business which are managed discretely and for which discrete financial information is reviewed regularly by our Chief Executive Officer, who is our chief operating decision maker, to assess performance and make decisions regarding the allocation of resources. Our operating and reportable segments are defined as follows:

•	Owned hotels—This segment derives its earnings from the operation of owned hotel properties located in the United States.

•	Franchise and management—This segment derives its earnings primarily from revenues earned under various franchise and management agreements relating to our owned, franchised, and managed hotels, which provide for us to earn compensation for the licensing of our brand to franchisees, as well as for services rendered, such as hotel management and providing access to certain shared services and marketing programs such as reservations, Returns, and property management systems.

Corporate and other includes revenues generated and operating expenses incurred in connection with the overall support and brand management of our owned, managed, and franchised hotels and operations.

The performance of our operating segments is evaluated primarily based upon Adjusted EBITDA, which should not be considered an alternative to net income (loss) or other measures of financial performance or liquidity derived in accordance with GAAP. We define Adjusted EBITDA as our net (loss) income (exclusive of noncontrolling interests) before interest expense, income tax expense (benefit), and depreciation and amortization, further adjusted to exclude certain items, including, but not limited to: gains, losses, and expenses in connection with: (i) asset dispositions; (ii) debt modifications/retirements; (iii) non-cash impairment charges; (iv) discontinued operations; (v) equity based compensation and (vi) other items.

The table below shows summarized consolidated financial information by segment:

	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Revenues
Owned Hotels	$842,950	$879,653	$911,491
Franchise and management(1)	118,516	116,806	114,610

Segment revenues	961,466	996,459	1,026,101
Other fee-based revenues from franchise properties	27,511	25,150	23,204
Corporate and other(2)	124,970	124,757	126,469
Intersegment elimination(3)	(133,317)	(140,112)	(145,800)

Total revenues	$980,630	$1,006,254	$1,029,974

Adjusted EBITDA
Owned Hotels	250,344	279,536	314,278
Franchise and management	118,516	116,806	114,610

Segment Adjusted EBITDA	368,860	396,342	428,888
Corporate and other	(41,988)	(35,964)	(34,846)

Adjusted EBITDA	$326,872	$360,378	$394,042

(1)	This segment includes intercompany fees which are charged to our owned hotels to reflect that certain functions, such as licensing and management, are included in the franchise and management segment. We charge a franchise fee of 4.5% of gross room revenues and a management fee of 2.5% of gross operating revenue for our owned hotels. These fees are charged to Owned Hotels and are eliminated in the accompanying consolidated financial statements.
(2)	Includes revenues related to our brand management programs and other cost reimbursements. The portions of these fees that are charged to our owned hotels, which totaled $68.2 million, $71.5 million and $75.1 million for the years ended December 31, 2017, 2016 and 2015, respectively, are eliminated in the accompanying consolidated financial statements. The franchise agreement we entered into with our owned hotels upon effectiveness of the IPO also includes a reservation fee of 2.0% of gross room revenues, which is reflected in corporate and other.
(3)	Includes management, license, franchise, BMF, Returns and other cost reimbursements totaling $133.3 million, $140.1 million and $145.8 million for the years ended December 31, 2017, 2016 and 2015, respectively. These fees are charged to owned hotels and are eliminated in the accompanying consolidated financial statements.

The table below provides a reconciliation of net income (loss) attributable to La Quinta Holdings’ stockholders to EBITDA and EBITDA to Adjusted EBITDA for the years ended December 31, 2017, 2016 and 2015:

	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Net income (loss) attributable to La Quinta Holdings’ stockholders	$151,965	$(1,288)	$26,365
Interest expense	82,608	81,666	86,614
Income tax (benefit) expense	(111,556)	493	22,487
Depreciation and amortization	149,951	147,996	167,920
Noncontrolling interests	162	185	347

EBITDA	$273,130	$229,052	$303,733
Fixed asset impairment loss	1,178	104,258	50,121
(Gain) loss on sales	(3,665)	(4,908)	4,088
Loss on retirement of assets	2,485	—	445
Loss related to casualty disasters	1,557	3,051	1,824
Equity-based compensation	13,338	14,153	18,814
Amortization of software service agreements	9,514	9,050	8,343
Severance charges(1)	—	—	11,021
Retention plan(2)	11,384	—	—
Reorganization costs(2)	15,209	—	—
Other losses (gains), net(3)	2,742	5,722	(4,347)

Adjusted EBITDA	$326,872	$360,378	$394,042

(1)	Includes cash and non-cash charges relating to the departure of the Company’s former President and Chief Executive Officer.
(2)	Includes cash and non-cash costs associated with the Spin and Merger.
(3)	Other gains (losses), net primarily consists of net income (loss) attributable to the BMF (which, over time, runs at a break-even level, but may reflect a profit or loss from period to period), IRS legal defense costs and litigation reserve adjustments.

The following table presents assets for our reportable segments, reconciled to consolidated amounts as of December 31, 2017, 2016 and 2015:

	2017	2016	2015
	(in thousands)
Total Assets
Owned Hotels	$2,550,064	$2,499,770	$2,682,394
Franchise and management	201,548	198,832	192,284

Total segments assets	2,751,612	2,698,602	2,874,678
Corporate and other	201,484	193,921	111,166

Total	$2,953,096	$2,892,523	$2,985,844

The following table presents capital expenditures for our reportable segments, reconciled to our consolidated amounts:

	For the years ended December 31,
	2017	2016	2015
	(in thousands)
Owned Hotels	$194,892	$123,996	$82,139
Franchise and management	—	—	—

Total segment capital expenditures	194,892	123,996	82,139
Corporate and other	22,588	19,756	9,831

Total	$217,480	$143,752	$91,970

NOTE 18. SELECTED QUARTERLY FINANCIAL INFORMATION (unaudited)

The following table sets forth the historical unaudited quarterly financial data for the periods indicated. The information for each of these periods has been prepared on the same basis as the audited consolidated financial statements and, in our opinion, reflects all adjustments necessary to present fairly our financial results. Operating results for previous periods do not necessarily indicate results that may be achieved in any future period.

	2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
	(in thousands, except per share data)
Total Revenues	$234,272	$263,437	$268,642	$214,279	$980,630
Operating income	23,972	49,778	42,132	4,890	120,772
Net income	1,678	16,823	12,408	121,218	152,127
Net income attributable to La Quinta Holdings’ stockholders	1,589	16,786	12,415	121,175	151,965
Basic earnings per share	$0.01	$0.14	$0.11	$1.04	$1.31
Diluted earnings per share	$0.01	$0.14	$0.11	$1.03	$1.30

	2016
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
	(in thousands, except per share data)
Total Revenues	$241,771	$269,555	$272,312	$222,616	$1,006,254
Operating (loss) income	(45,520)	40,485	61,285	22,214	78,464
Net (loss) income	(38,724)	14,918	22,684	19	(1,103)
Net (loss) income attributable to La Quinta Holdings’ stockholders	(38,775)	14,849	22,666	(28)	(1,288)
Basic (loss) earnings per share	$(0.31)	$0.13	$0.20	$—	$(0.01)
Diluted (loss) earnings per share	$(0.31)	$0.13	$0.20	$—	$(0.01)